Exhibit 96

SEC S-K 229.1304 TECHNICAL REPORT SUMMARY

FEASIBILITY STUDY - INDIVIDUAL DISCLOSURE

regenerative Los Azules Copper Mining Project

aRGENTINA for

MCEWen INC.

PREPARED FOR

McEwen Inc. (NYSE:MUX; TSX:MUX)

150 King Street West Suite 2800

Toronto, ON M5H IJ9

647.258.0395

PREPARED BY

Samuel Engineering, Inc.

8450 East Crescent Pkwy. Ste. 200

Greenwood Village, CO. 80111-2816

303.714.4840

Qualified Persons:

W. David Tyler, SME-RM – McEwen Copper Inc.
James L. Sorensen, FAusIMM – Samuel Engineering
Luke Willis, PGeo – McEwen Inc.
Jeff Sullivan, PhD, FAusImm – CRM-SA
Bruno Borntraeger, P.Eng., Knight Piésold Ltd.
Marcela Casini, MAusIMM (CP) – B&W
Diego Marrero, MAusIMM – SRK
Michael McGlynn, PE, SME-RE – Samuel Engineering
Gordon Zurowski, PE, MBA – AGP Mining Consultants

Nolberto Contrador Villegas, RPE Chile – E-Mining Technology S.A
Scott Effner, PG, SME-RM – Knight Présold Ltd.
Steven Alan Pozder, PE, MBA – Samuel Engineering

SE Project No. 21139-03, Rev A

Effective Date: September 3, 2025

Report Date: December 31, 2025

DATE AND SIGNATURE PAGE

This report, titled “SEC S-K 229.1304 TECHNICAL REPORT SUMMARY, FEASIBILITY STUDY - INDIVIDUAL DISCLOSURE, REGENERATIVE LOS AZULES COPPER MINING PROJECT”, located in San Juan Province, Argentina, dated December 31, 2025, with an effective date of September 3, 2025, was prepared and signed by:

W. David Tyler, SME-RM Dated March 16, 2026
William Luke Willis, P.Geo Dated March 16, 2026
Samuel Engineering Inc. Dated March 16, 2026
Knight Piesold Ltd. Dated March 16, 2026
SRK Dated March 16, 2026
AGP Mining Consultants Dated March 16, 2026

This report was authored by the qualified persons (each a “QP” and collectively, the “QPs”) listed in Table 2.1. Each QP and their respective Company only assumes responsibility for those sections or areas of the report that are referenced opposite their name in Table 2.1. None of such QPs, however, accept any responsibility or liability for the sections or areas of this report that were prepared by other QPs.

LISTS OF ABBREVIATIONS AND ACRONYMS

Abbreviations and Acronyms
Acid Generating	AG
Acid Rock Drainage	ARD
Acid Rock Drainage and Metal Leaching	ARDML
Alex Steward International Laboratories	ASi
Alternating Current	AC
Ammonium Nitrate Fuel Oil	ANFO
Aqua Regia	AR
Argentine National Census Bureau (Instituto Nacional de Estadística y Censos)	INDEC
Association for the Advancement of Cost Engineering	AACE
Andes Corporación Minera S.A.	ACM
Autogenous/Ball Mill/Crushing	ABC
Battle Mountain Gold	BMG
Bond Ball Mill Work Index	BWi
British Columbia Securities	BC Securities Commission
British Pound	BP
B&W Hidrogeología y Medioambiente SRL	BW
Inductively Coupled Plasma	ICP
Canadian Dollar	CAD
Canadian Imperial Bank of Commerce	CIBC
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Canadian Securities Administrators’	CSA
Certificate Of Approval	CofA

Closed-Circuit Fully Autogenous Grinding Milling	FAC
Closed-Circuit Television	CCTV
Closure Plan	CP
Community Training Program (Programa de Educacion a la Comunidad)	PEC
Computational Fluid Dynamics	CFD
Conceptual Closure and Rehabilitation Plan	CRP
Construction Quality Assurance	CQA
Consultora de Recursos Minerales S.A.	CRM
Copper Cathodes and Concentrates Purchase Rights Agreement	CCCPRA
Cost, Insurance and Freight	CIF
Direct Current	DC
Diorite (Pre-Mineral Pluton)	DIO / PMP
Doctor of Philosophy	PhD
Early Mineralized Porphyry	EMP
Electric Vehicle	EV
Electrical Tomography	ET
E-Mining Technology S.A.	EMT
Engineering, Procurement and Construction Management	EPCM
Enrichment Ratio	ER
Environmental and Social Management Plan	ESMP
Environmental Impact Assessment	EIA
Environmental Impact Statement (Declaración de Impacto Ambiental)	DIA
Environmental Impact Report (Informe de Impacto Ambiental)	IIA
Environmental Management Plan	EMP
Environment, Social & Governance	ESG
Exploratory Data Analysis	EDA

Euro	EUR
Feasibility Study	FS
Fellow of the Australasian Institute of Mining and Metallurgy	FAusIMM
Free on Board	FOB
General and Administrative	G&A
Ground Engaging Tools	GET
Heap Leach Pad	HLP
High-Density Polyethylene	HDPE
High Voltage	HV
Humidity Cell Test	HCT
Hydrogeological Unit	HGU
Hydrothermal Breccia	HBX
Hypogene (Primary Mineralization Zone)	HYP
Induced Polarization	IP
Inductively Coupled Plasma	ICP
Information Technology	IT
Instituto Provincial de Exploraciones y Explotaciones Mineras	IPEEM
Inter-mineral Dikes	IMP
Internal Rate of Return	IRR
International Energy Agency	IEA
International Organization for Standardization	ISO
In-pit Crushing and Conveyor	IPCC
In-The-Hole	ITH
Inverse Distance-Weighted	ID
Inter Mineral Porphyry	IMP
International Monetary Fund	IMF

International Organization for Standardization	ISO
Initial Assessment	IA
Initial Public Offering	IPO
Knight Piésold	KP
Large Major User (electricity) – Grandes Usuarios Mayores	GUMA
Leach Zone	LIX
Leakage Collection and Recovery System	LCRS
Lerchs-Grossman	LG
Life-Of-Mine	LOM
Load-Haul-Dump	LHD
London Metal Exchange	LME
Los Azules Mining, Inc	LAMI
Low-Grade	LG
Magmatic Hydrothermal Breccia	MAG HYD BX
Magneto Telluric	MT
Manifestaciones de Descubrimiento	MD
Master’s in Business Administration	MBA
Maximum Design Earthquake	MDE
Memorandum of Understanding	MOU
Million Years Ago	Mya
Mine Block Intrusion	MBI
Mine Waste Rock Storage Facility	MWRSF
Minera Andes S.A.	MASA
Mineral Resource Estimate	MRE
Minimum Environmental Protection Standard Laws	MEPSLs
Mixed Zone	MX

Mount Isa Mines	MIM

National Electricity Regulatory Agency (Ente Nacional Regulador de Energia Electrica)	ENRE
National Road Department – Direccion Nacional de Vialidad	DNV
National Route (Ruta Nacional)	RN
Nearest Neighbor	NN
Net Acid Generating/Generation	NAG
Net Present Value	NPV
Net Smelter Return	NSR
New York Stock Exchange	NYSE
Observation Well (Hydrogeology)	OBS
Operating Basis Earthquake	OBE
Optical Emission Spectroscopy	OES
Ordinary Kriging	OK
Overburden	OB
Overburden Stockpile	SOVB
Overburden Zone	OVB
Oxide Zone	OX
Particulate Matter	PM
pH Units	UpH
Portable Infrared Spectrometer	Pima
Pregnant Leach Solution	PLS
Preliminary Economic Assessment	PEA
Primary Bornite	BN
Primary Bornite-Chalcopyrite	BN-CPY
Primary Zone	PR

Professional Geoscientist (Canada)	P.Geo
Professional Engineer (Canada)	P.Eng
Professional Engineer (USA)	PE
Provincial Energy Society of the State (Energia Provincial Sociedad del Estado)	EPSE
Provincial Road Department – Direccion Provincial de Vialidad	DVP
Provincial Route (Ruta Provincial)	RP
Qualified Persons	QPs
Quality Assurance	QA
Quality Control	QC
Registered Geologist (USA)	RG
Reasonable Prospects of Eventual Economic Extraction	RPEEE
Refining Charges	RF
Relative Bulk Strength	RBS
Reverse Circulation	RC
Rock Mass Rating	RMR
Rock Quality Designation	RQD
Run-Of-Mine	ROM
Samuel Engineering	SE
Selective Mining Unit	SMU
Semi-Autogenous	SAG
Semi-Autogenous/Ball Mill/Crushing	SABC
SGS Lakefield Research Ltd.	SGS
Shape Accel Arrays	SAA
Short-Wave Infrared	SWIR
Snow Water Equivalent	SWE
Society for Mining, Metallurgy and Exploration Registered Member	SME-RM

Solitario Argentina S.A.	SASA
Solvent Extraction and Electrowinning	SX/EW
Specific Gravity	SG
Standard Deviation	SD
Standard Reference Material	SRM
Supergene Enriched	SG
Tailings Storage Facility	TSF
Thematic Mapper	TM
Time Domain Reflectometer	TDR
Toronto Stock Exchange	TSX
Total Depth	TD
Trademark	TM
Transformer Station (Estacion Tansformadora)	ET
Transition Zone	TR
Treatment Charges	TC
Trigger Action Response Plan	TARP
Unconfined Compressive Strength	UCS
Unidirectional Solidification Texture	UST
United Nations Development Program	UNDP
US Securities & Exchange Commission	SEC
Value-Added Tax	VAT
Vargas & Galindez	V&G
Vertical Advance Rate	VAR
Volcanics	VOLCS
Waste Rock Facility	WRF
Waste Rock Storage Facility	WRSF

Wholesale Electricity Market (Mercado Eléctrico Mayorista)	MEM
Work Accident Insurance Company (Aseguradora de Riesgos de Trabajo)	ART
Work Breakdown Structure	WBS
World Health Organization	WHO
World Meteorological Organization	WMO
Yacimientos Petroliferos Fiscales S.A.	YPF

UNITS OF MEASURE

Units of Measure
Above Mean Sea Level	AMSL
Ampere	A
Amperes per Square Meter	ASM
Annum (Year)	a
Argentine Peso	AR$
Billion	B
British Thermal Unit	BTU
Centimeter	cm
Cubic Centimeter	cm3
Cubic Feet Per Minute	cfm
Cubic Feet Per Second	ft3/s
Cubic Foot	ft3
Cubic Inch	in3
Cubic Meter	m3
Cubic Yard	yd3
Coefficients Of Variation	CVs
Day	d
Days Per Week	d/wk
Days Per Year (Annum)	d/a
Dead Weight Tonnes	DWT
Decibel Adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C

Units of Measure
Diameter	ø
Dollar (American)	US$
Dollar (Canadian)	CDN$
Dry Metric Ton	dmt
Foot	ft
Gallon (US)	gal
Gallons Per Minute (US)	gpm
Gigajoule	GJ
Gigapascal	GPa
Gigawatt	GW
Gram	g
Grams per cubic centimeter	g/cc
Grams Per Liter	g/L
Grams Per Tonne	g/t
Greater Than	>
Hectare (10,000 m2)	ha
Hectopascals	hPa
Hertz	Hz
Horsepower	hp
Hour	h
Hours Per Day	h/d
Hours Per Week	h/wk
Hours Per Year	h/a
Inch	in
Kilo (Thousand)	k

Units of Measure
Kilogram	kg
Kilograms Per Cubic Meter	kg/m3
Kilograms Per Hour	kg/h
Kilograms Per Square Meter	kg/m2
Kilometer	km
Kilometers Per Hour	km/h
Kilopascal	kPa
Kilotonne (1,000 Tonnes)	kt
Kilovolt	kV
Kilovolt-Ampere	kVA
Kilowatt	kW
Kilowatt Hour	kWh
Kilowatt Hours Per Tonne	kWh/t
Kilowatt Hours Per Year	kWh/a
Less Than	<
Liter	L
Liters Per Minute	L/m
Liters Per Second	L/s
Megabytes Per Second	Mb/s
Megapascal	MPa
Megavolt-Ampere	MVA
Megawatt	MW
Megawatt Hour	MWh
Meter	m
Meters Above Sea Level	mASL

Units of Measure
Meters Per Minute	m/min
Meters Per Second	m/s
Micron	μm
Milligram	mg
Milligrams Per Liter	mg/L
Milliliter	mL
Millimeter	mm
Million	M
Million Bank Cubic Meters	Mbm3
Million Bank Cubic Meters Per Annum	Mbm3/a
Million tonnes	Mt
Million tonnes per annum	Mt/a
Million tonnes per hour	Mt/h
Minute (Plane Angle)	'
Minute (Time)	min
Month	mo
Ounce	oz
Pascal	Pa
Centipoise (MPa·S)	cP
Parts Per Million	ppm
Parts Per Billion	ppb
Percent	%
Pound(S)	lb
Pounds Per Square Inch	psi
Revolutions Per Minute	rpm

Units of Measure
Second (Plane Angle)	"
Second (Time)	s
Short Ton (2,000 lb)	st
Short Tons Per Day	st/d
Short Tons Per Year	st/y
Specific Gravity	SG
Square Centimeter	cm2
Square Foot	ft2
Square Inch	in2
Square Kilometer	km2
Square Meter	m2
Three-Dimensional	3D
Tonne (1,000 kg) (Metric Ton)	t
Tonnes Per Day	t/d
Tonnes Per Hour	t/h
Tonnes per annum	t/a
Tonnes Seconds Per Hour Meter Cubed	ts/hm3
United States Dollar	USD or $
Volt	V
Watt	W
Week	wk
Weight/Weight	w/w
Wet Metric Ton	wmt
Year	yr

Table of Contents

1.0	Executive Summary	1
1.1	Property Location, description, and OWNERSHIP	1
1.2	INFRASTRUCTURE	2
1.3	EXPLORATION & DRILLING	3
1.4	mineral resource estimates	4
1.5	mining	6
1.6	Metallurgical Testwork and Recovery Methods	7
1.7	project economics	8
1.8	key project risks & opportunities	10
1.9	qualified persons recommendations and conclusions	13
2.0	Introduction	14
2.1	Feasibility Study Overview	14
2.2	Sustainability Strategy and Responsible Development	15
2.3	Terms of Reference	18
2.4	Qualified Persons and Sources of Information	18
2.5	Personal Inspections	20
3.0	Property Description	21
3.1	Project Location	21
3.2	property and title in argentina	23
3.3	OWNERSHIP	24
3.4	ROYALTIES AND RETENTIONS	40
3.5	BACK-IN RIGHTS	40
3.6	ENVIRONMENTAL LIABILITIES	40
3.7	PERMITTING REQUIREMENTS	40
3.8	PERMITTING REGULATIONS	42
3.9	GLACIER ENVIRONMENTAL PROTECTION	44

3.10	ENVIRONMENTAL BASELINE STUDIES	44
4.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography	46
4.1	Accessibility	46
4.2	Climate and Seasonal Constraints	46
4.3	Local Resources and Infrastructure	48
4.4	Topography, elevation and vegetation	50
4.5	Availability of Area for Mine and Processing Facilities	55
5.0	History	57
5.1	Early Exploration	57
5.2	Discovery and exploration	57
5.3	transition of Ownership and Consolidation	58
5.4	formation of mcewen copper and project structuring	58
5.5	INVESTMENTS AND FINANCING	59
5.6	RECENT DEVELOPMENTS	59
5.7	Historical Mineral Resource Estimates	59
5.8	Historical Production	60
6.0	Geological Setting, Mineralization, and Deposit	61
6.1	Regional Geology	61
6.2	Property Geology	65
6.3	OTHER MINERALIZATION	86
6.4	Deposit Type	86
7.0	Exploration	90
7.1	exploration history	90
7.2	Geological Mapping and Studies	90
7.3	GEOPHYSICS	90
7.4	SURVEYS AND INVESTIGATIONS	96
7.5	FUTURE EXPLORATION	98

7.6	conclusions & adequacy	99
7.7	Drilling	99
8.0	Sample preparation, analyses, and security	124
8.1	Introduction	124
8.2	Sampling methods	124
8.3	Sample Preparation and Analyses	128
8.4	control samples	132
8.5	Conclusions	138
9.0	Data Verification	139
9.1	DRILL SITE INSPECTION, LOS AZULES	139
9.2	CORE LOGGING COMPOUND	141
9.3	CALINGASTA SAMPLE PREPARATION AND STORAGE AREA	142
9.4	ALEX STEWART ASSAY LAB, MENDOZA	143
9.5	GLOBAL DATABASE MANAGER, DATABASE CURATOR & EXPLORATION MANAGER, SAN JUAN	145
9.6	geological modelling	145
9.7	conclusions	145
10.0	Mineral Processing and Metallurgical Testing	146
10.1	introduction	146
10.2	historical testwork summary	146
10.3	PHASE 1 METALLURGICAL TESTWORK RESULTS	147
10.4	PHASE 2 METALLURGICAL TESTWORK RESULTS	150
10.5	PHASE 3 METALLURGICAL TESTWORK RESULTS	160
10.6	COLUMN VS CRUSHER PREDICTED SIZE DISTRIBUTIONS	179
10.7	METALLURGICAL PERFORMANCE	180
10.8	DELETERIOUS ELEMENTS	185
10.9	CORE RECOVERY ANALYSIS	185

10.10	CONCLUSIONS AND RECOMMENDATIONS	186
10.11	ADEQUACY OF DATA AND USE	186
11.0	Mineral Resource Estimates	187
11.1	INTRODUCTION	187
11.2	GEOLOGIC MODEL	195
11.3	DATA ANALYSIS - COPPER	205
11.4	ESTIMATION DOMAINS – COPPER	215
11.5	DATA ANALYSIS AND DOMAIN DEFINITION, GOLD, SILVER, AND DENSITY	225
11.6	VARIOGRAPHY	238
11.7	MODEL SETUP AND LIMITS	244
11.8	INTERPOLATION PARAMETERS	244
11.9	COPPER GRADE ESTIMATION APPROACH	249
11.10	VALIDATION	249
11.11	FACTORS AFFECTING THE MINERAL RESOURCES	265
11.12	ADEQUACY STATEMENT ON SECTION 11	266
12.0	Mineral Reserve Estimates	267
12.1	SUMMARY	267
12.2	OVERVIEW	267
12.3	GEOTECHNICAL PIT SLOPE ASSESSMENT AND DESIGN GUIDANCE	268
12.4	MINING MODEL PREPARATION	268
12.5	PIT OPTIMIZATION	268
12.6	Dilution and Ore Losses	272
12.7	Cut-off Grade Descriptor	272
12.8	Mine Design	273
12.9	MINE SCHEDULE	278
12.10	MINERAL RESERVES	278
12.11	FACTORS AFFECTING THE MINERAL RESERVES	279

12.12	ADEQUACY STATEMENT ON SECTION 12	279
13.0	Mining Methods	280
13.1	overview	280
13.2	PIT GEOTECHNICAL DESIGN CRITERIA	280
13.3	HYDROGEOLOGICAL AND WATER MANAGEMENT CONSIDERATIONS	285
13.4	mine design	304
13.5	Production Schedule	313
13.6	Waste Material Handling	317
13.7	mine operations	317
13.8	Mine Decarbonization Strategy	344
14.0	Processing and Recovery Methods	347
14.1	introduction	347
14.2	Process design basis	347
14.3	processing facilites and site layout	349
14.4	process description & design basis	351
14.5	PROCESSING REAGENTS	363
14.6	PROCESS STAFFING & LABOR	370
14.7	PROCESS WATER REQUIREMENTS	373
14.8	PROCESS POWER REQUIREMENTS	374
14.9	adequacy statement ON SECTION 14	376
15.0	infrastructure	377
15.1	introduction	377
15.2	access to los azules	380
15.3	POWER SUPPLY TO LOS AZULES	384
15.4	MINE ROCK STORAGE FACILITIES, LOW-GRADE STOCKPILE, AND PRIMARY MATERIAL STOCKPILE	388
15.5	camp facilities	390

15.6	IT AND OT COMMUNICATIONS INFRASTRUCTURE	402
15.7	transportation	402
15.8	Water Consumption	403
15.9	water supply	405
15.10	HEAP LEACH PADS AND PONDS	410
16.0	market studies and contracts	414
16.1	Copper Market Outlook – Supply vs Demand	414
16.2	copper market outlook - Prices	415
16.3	Precious Metal Prices	418
16.4	payables, treatment and refining charges	421
16.5	Mineral Resource Estimate	421
16.6	marketing	422
16.7	cathode or concentrate transportation	422
16.8	Contracts	422
17.0	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups	423
17.1	Baseline Studies and Environmental Setting	423
17.2	Geochemistry	428
17.3	ENVIRONMENTAL MANAGEMENT AND MONITORING PLANS	440
17.4	project permitting	441
17.5	Community Engagement and Social Programs	446
17.6	Closure Plans	446
18.0	capital and operating costs	453
18.1	capital cost estimation	453
18.2	Project Development Execution Plan And Schedule	462
18.3	OPERATING COST ESTIMATION	469
19.0	economic analysis	492

19.1	CAUTIONARY statement	492
19.2	Methodology Used	492
19.3	Financial Model Parameters	493
19.4	Economic Results	498
19.5	Sensitivity Analysis	503
19.6	Mine Life and Capital Payback	511
20.0	adjacent properties	511
21.0	other relevant data and information	512
21.1	UPSIDE POTENTIAL	512
21.2	CONVENTIONAL MILLING OPTION	512
21.3	CONCLUSIONS	518
22.0	interpretation and conclusions	519
22.1	Overall Risks and Opportunities Summary	519
22.2	Metallurgy and Mineral Processing	521
22.3	Pit Geotechnical	525
22.4	MINE PLAN AND MINING METHODS	527
22.5	PROJECT INFRASTRUCTURE	527
22.6	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	531
22.7	MINE ROCK STORAGE FACILITIES	536
23.0	recommendations	537
23.1	Overall recommendations	537
23.2	metallurgy and mineral processing	537
23.3	MINING	538
23.4	pit geotechnical	539
24.0	REFERENCES	545
25.0	Reliance on information provided by the registrant	551

List of Tables

Table 1.1:	Exploration Drilling by Year and by Company	3
Table 1.2:	Mineral Resources (Exclusive of Mineral Reserves)	4
Table 1.3:	Project Metrics – Business Case	9
Table 1.4:	Annual Project Expenditure Plan (USD 000's)	13
Table 2.1:	Summary of Qualified Persons	19
Table 3.1:	Main Mining Rights Data and Annual Fee Andes Corporación Minera S.A. Mineral Claims Descriptions	26
Table 3.2:	Los Azules Project Easements	27
Table 4.1:	Risk Assessment of Project Infrastructure using the Qualitative Risk Matrix	52
Table 4.2:	Risk Reassessment of Project Infrastructure using the Qualitative Risk Matrix.	53
Table 5.1:	Los Azules Historical Resource Estimates	60
Table 7.1:	Exploration Drilling by Year and by Company	100
Table 7.2:	Examples of Significant Drilling Results Prior to 2022	106
Table 7.3:	Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023	110
Table 8.1:	Sample Control Standards (2007-2008)	132
Table 8.2:	Sample Control Standards (2011-2022)	133
Table 8.3:	Sample Control Standards (2023-2024)	133
Table 10.1:	Historical metallurgical test work programs	147
Table 10.2:	Phase 1 Column Results – 19mm	148
Table 10.3:	Phase 1 Column Results – 12.5mm	149
Table 10.4:	Phase 2 Metallurgical Testwork Program Composites	151
Table 10.6:	Phase 2 Column Results	153
Table 10.6:	Phase 3 Column Results	162
Table 10.7:	Phase 2 Metallurgical Testwork Program Composites	164
Table 10.8:	Phase 2 Metallurgical Testwork Program Composites	165

Table 10.9:	Relevant Copper Leach Benchmarks	178
Table 10.10:	Los Azules FS Extraction Data Set	181
Table 10.11:	Los Azules FS Extraction Modeled Through Orebody	184
Table 11.1:	Mineral Resources (Exclusive of Mineral Reserves)	190
Table 11.2:	Inferred Resources under the Cryogenic Geoforms (Exclusive of Mineral Reserves)	192
Table 11.3:	Principal Controlling Structures (Mortimer, 2024)	197
Table 11.4:	Principal boundary faults (Mortimer, 2024)	199
Table 11.5:	Sequence of lithological events and the units modelled	201
Table 11.6:	Mineral Zonation Criteria.	203
Table 11.7:	Geologic Events Altering and Effecting the Los Azules Deposit	204
Table 11.8:	Total Volumes of Modeled Mineral Zones and Lithology Units	206
Table 11.9:	Copper Estimation Domains	216
Table 11.10:	Total Copper % Declustered Statistics by Estimation Domain	217
Table 11.11:	Cyanide Soluble Copper(%), Declustered Statistics By Estimation Domain	219
Table 11.12:	Acid Soluble Copper(%), Declustered Statistics By Estimation Domain	220
Table 11.13:	The Proportion of Missing Assays by Estimation Domain	222
Table 11.14:	Summary of Metal Removal Due to Capping, Copper	224
Table 11.15:	Gold Capping and Metal Removal	230
Table 11.16:	Gold Statistics by Estimation Domain	231
Table 11.17:	Silver Local Capping Results	234
Table 11.18:	Silver, Basic Stats By Estimation Domain	236
Table 11.19:	Basic statistics of Density by Mineral Zone	237
Table 11.20:	Estimation variogram models	242
Table 11.21:	Block Model Origin and Dimensions.	244
Table 11.22:	Search Strategy for Copper Estimation, Pass 1 to 3	245
Table 11.23:	Search Strategy for Copper Estimation, Pass 4 to 6	246
Table 11.24:	Search parameters for gold and silver	247

Table 11.25:	Comparison of Resource and NN Estimates in The Block Model.	251
Table 11.26:	Change in Potential Resource, Enriched Zone (July, 2024 Less March 2023	262
Table 12.1:	Proven and Probable Reserves – September 3, 2025	267
Table 12.2:	Pit Optimization Inputs	268
Table 12.3:	Mine Design Parameters	273
Table 12.4:	Pit Optimization Versus Mine Design Comparison	273
Table 12.5:	Los Azules Mineral Reserves Statement, Effective Date 03 September 2025	278
Table 13.1:	Rock Mass Characterization	280
Table 13.2:	Recommended Pit Slope Design Criteria	282
Table 13.3:	Recharge Estimates for the Geological Environments of the Rio De Las Salinas Basin	289
Table 13.4:	Pumping Parameters and Hydraulic Parameters Estimated for Each DWT Well	294
Table 13.5:	Pumping Parameters and Hydraulic Parameters Estimated for Each Overburden Well	297
Table 13.6:	Summary of the Hydrogeologic Units	298
Table 13.7:	Summary of the Simulated Dewatering Wells	303
Table 13.8:	Summary Production Schedule	315
Table 13.9:	Waste Blast Designs (Blast Dynamics, 2024)	318
Table 13.10:	Ore Blast Designs (Blast Dynamics, 2024)	318
Table 13.11:	Loading Equipment	320
Table 13.12:	PC8000 E Productivity Estimate	321
Table 13.13:	Truck Payload	323
Table 13.14:	Equipment Hours	323
Table 13.15:	Top Truck Speeds	325
Table 13.16:	Average 980E-5 Truck Speed	325
Table 13.17:	Fixed Times	325
Table 13.18:	Mechanical Availability	326
Table 13.19:	Equipment Numbers	328
Table 13.20:	Mine Personnel	330

Table 13.21:	Auxiliary Equipment Requirements	331
Table 14.1:	Process Design Basis	348
Table 14.2:	Estimated Annual Net Acid Requirements	359
Table 14.3:	Acid Plant Emissions Standards Summary (various sources)	361
Table 14.4:	Sulfur Pricing Build-up (Ellzey Zissos & Associates August 2025)	364
Table 14.5:	Elemental Sulfur Supply Mote Carlo Simulation of Landed Pricing Assumptions (Ellzey Zissos & Associates August 2025)	365
Table 14.6:	Average SX Reagent & Diluent Make-up Requirements	368
Table 14.7:	Cobalt Sulfate Usage	368
Table 14.8:	Guar Gum Consumption Estimates	369
Table 14.9:	Process Operations & Maintenance Staffing Plan	370
Table 14.10:	Process Fresh Water Annual Consumption by Area	373
Table 14.11:	Processing Areas Annual Power Demand & Consumption	375
Table 15.1:	MRSF’s and Stockpiles Design Parameters	389
Table 15.2:	Projected Camp Operations Staffing Requirements	400
Table 15.3:	Key Assumptions for Water Usage Estimates	403
Table 15.4.	Hydraulic parameters estimated for DWT-OVB-3 at the Rio de las Salinas aquifer	406
Table 15.5:	Hydraulic parameters for DWT-OVB-5 at the Embarrada aquifer	408
Table 15.6:	Hydraulic parameters estimated for OBS-OVB-MW-4_1 at the Atutia aquifer.	409
Table 15.7:	Heap Leach Pad Design Parameters	411
Table 16.1:	S&P Consensus Commodity Target Long-term Copper Pricing (US$/lb) (source: S&P Global, Sep 2025)	415
Table 16.2:	Consensus Long-term Copper Pricing (US$/lb) (source: CIBC, Oct 2025)	416
Table 16.3:	Analyst Consensus Gold Price Forecasts (US$/oz, CIBC, Oct 2025)	418
Table 16.4:	Analyst Consensus Silver Price Forecasts (US$/oz, CIBC, Oct 2025)	419
Table 16.5:	Market Assumptions for Mineral Resources	421
Table 17.1:	Summary of future environmental and social work plan	428

Table 17.2:	Summary of Samples and Testing by Mineralization	429
Table 17.3:	Summary of ABA Results1	431
Table 17.4:	Summary of NAG pH Results2	432
Table 17.5:	Summary of Outputs from Base Case Numerical Water Quality Models	437
Table 17.6:	Summary of Outputs from Base Case Numerical Water Quality Models for Rio Salinas	438
Table 17.7:	Environmental Permits – Construction/Operation Stage	441
Table 17.8:	Sectorial Permits - Before Construction	442
Table 17.9:	Project Facilities	447
Table 17.10:	Cost summary	452
Table 18.1:	Initial Capital Cost Summary	454
Table 18.2:	Major Equipment Budget Cost Sources	455
Table 18.3:	Sustaining Capital Plan	458
Table 18.4:	Mine Capital Cost – Summary	460
Table 18.5:	Long-lead Equipment Delivery Assumptions	466
Table 18.6:	Start-up Plan from Notice to Proceed	467
Table 18.7:	Annual Project Expenditure Plan (USD 000's)	468
Table 18.8:	Life of Mine Operating Cost Summary*	470
Table 18.9:	Annual Mine Expenditure	473
Table 18.10:	Open Pit Mining Costs ($/t Total Material)	475
Table 18.11:	Unit Supply Assumptions	476
Table 18.12:	Life of Mine Operating Cost Summary	477
Table 18.13:	Consolidated G&A (San Juan, Calingasta, Los Azules Site)	478
Table 18.14:	Los Azules Site G&A	480
Table 18.15:	Site Camp Planning	483
Table 18.16:	Los Azules Site Based G&A Staffing and Cost	483
Table 18.17:	Calingasta Site G&A	486
Table 18.18:	Calingasta Staffing	487

Table 18.19:	San Juan Office G&A	487
Table 18.20:	San Juan Office Staffing	488
Table 19.1:	Common Model Inputs	493
Table 19.2:	Life of Mine Capital Cost Summary ($000s)	494
Table 19.3:	Project Royalties	496
Table 19.4:	Economic Results Summary	499
Table 19.5:	Detailed Cashflow	501
Table 19.6:	Copper Price Sensitivity	503
Table 19.7:	CAPEX Sensitivity (Initial + Sustaining)	506
Table 19.8:	OPEX Sensitivity	506
Table 21.1:	Optimized Lock-cycle Flotation Results	513
Table 21.2:	Mill Option Direct Operating Cost Summary	515
Table 21.3:	Mill Option Capital Costs Summary	516
Table 21.4:	Mill Option Economic Model Summary	517
Table 22.1:	Financial Highlights @ $4.78/lb	521
Table 23.1:	Summary of proposed geotechnical drillholes	540
Table 23.2:	Proposed additional laboratory tests	543

List of Figures

Figure 1.1:	Life of Mine Copper Production (SE 2025)	8
Figure 1.2:	Project IRR Sensitivity Analysis (SE 2025)	10
Figure 2.1:	Scope 1 GHG Emission Sources for Current Project Basis (SE 2025)	16
Figure 3.1:	Project Location (Andes Corporación Minera SA 2024)	22
Figure 3.2:	Los Azules Ownership Structure as of Sep 24, 2025 (McEwen, 2025)	25
Figure 3.3:	Los Azules Project Mines (see Table 4.1 for legend) (Andes Corporación Minera SA 2025	26
Figure 3.4:	Mining Easements (McEwen 2025)	29
Figure 3.5:	Projected Route of the Power Line and Access Road (McEwen 2025)	30
Figure 3.6:	Location of Marisa I Relative to the Los Azules Project (Andes Corporación Minera SA, 2025)	33
Figure 3.7:	Map of Mineral Claims (Minas), Easements (Servidumbres) and Surface (Superficie) Ownership (Andes Corporación Minera SA - 2025)	35
Figure 3.8:	Easements (Andes Corporación Minera SA - 2025)	39
Figure 4.1:	Los Azules Project Site General Arrangement (SE, 2025)	56
Figure 6.1:	Physiographic features of San Juan Province, Argentina (Rojas 2010)	62
Figure 6.2:	Regional geology of the Andean Cordillera of Argentina and Chile (Rojas 2010)	64
Figure 6.3:	Model for Los Azules (pink: potassic alteration, green: chloritic alteration, blue: sericitic alteration, yellow: advanced argillic lithocap), (Sillitoe, 2014)	66
Figure 6.4:	Geologic map of Los Azules (Pratt and Bolsover 2010)	67
Figure 6.5:	3D block view of the Pre-mineral diorite pluton (PMP) in dark green. Drillhole traces are shown in grey. (McEwen Copper, 2024).	68
Figure 6.6:	The La Ballena ridge is characterized by the relatively resistant Early Mineralized Porphyry Dike. Looking NW (McEwen 2025)	69
Figure 6.7:	Early mineral porphyry with type-A quartz veinlets cut by type-D veinlets of pyrite replaced by supergene chalcocite. Pervasive sericite alteration. (Vásquez, 2015).	69
Figure 6.8:	Inter-mineral Dikes (yellow) and their relationship to the EMP (red). The most prominent IMP is located on the East side of the EMP. (McEwen, 2024)	70

Figure 6.9:	Inter-mineral Dikes with potassic alteration. (McEwen, 2024)	71
Figure 6.10:	Magmatic-hydrothermal breccia with chalcopyrite and tourmaline in the breccia matrix. Clasts are partially sericitized (Hole AZ1297, 477 m) (Vázquez, 2015)	71
Figure 6.11:	Early magmatic-hydrothermal breccia (green) along the edges and the cupola zones of the EMP (red) (McEwen 2024).	72
Figure 6.12:	Inter-mineral magmatic-hydrothermal breccia (red) occur along the western edges of the IMP (yellow) (McEwen Copper 2024).	73
Figure 6.13:	3D block view showing green and white Sericite alteration in green with the deeper potassic alteration zone in purple. (McEwen 2024)	75
Figure 6.14:	Typical drill core from Los Azules indicating the strongly fractured nature of the rock (Jemielita, 2010).	76
Figure 6.15:	Diorite (precursor pluton) with potassic alteration cut by a quartz-chalcopyrite type-A veinlet (Vázquez, 2015).	76
Figure 6.16:	Early Mineralized Porphyry Dike (red). The entire dike is affected by potassic alteration. The dike is not yet constrained at depth by drilling (McEwen, 2024)	77
Figure 6.17:	The White and Green Sericite alteration zone is shown in green. The sericite alteration affected the EMP, inter-mineral dikes, and surrounding quartz diorite rock (not shown). (McEwen Copper, 2024).	78
Figure 6.18:	Supergene enrichment zone (yellow) superimposed on the potassic zone (purple). The supergene enrichment zone is defined as having a Soluble Cu ratio >50%. (McEwen, 2024)	79
Figure 6.19:	Sulphate front modeled using hyperspectral data (McEwen, 2024).	80
Figure 6.20:	Typical drill core from Los Azules indicating the strongly fractured nature of the rock (Jemielita, 2010).	80
Figure 6.21:	Surface Structural Map (CIGEA, 2024).	83
Figure 6.22:	Schematic drawing of the principal faults and their relationship to mineralization. The principal compression directions are shown with red arrows and the principal extension directions are shown with blue arrows. (CIGEA, 2024)	84
Figure 6.23:	First order faults modeled at Los Azules (CIGEA, 2024)	85
Figure 6.24:	Miocene - Early Pliocene porphyry copper belt (red) of the north and Central Andes. The Paleogene belt is orange (Piquer, et al, 2021).	87
Figure 6.25:	Diagram Showing Spatial Relationships between a Porphyry Copper System and the Surrounding Environment (Sillitoe 2010)	89

Figure 7.1:	Magnetic Map of Los Azules (Reduced to Pole) and IP lines. (Rojas, 2008 after Xstrata, 2003). Note: Red box indicates the mag low across the Ballena Ridge.	92
Figure 7.2:	The 2010 survey Section 58,400N Showing 2D IP Inversion Anomaly (Southwest Target) (McEwen 2012). Note the Resource Limiting Shell is historic in nature (2012) and does not represent the current 2025 pitshell outline.	94
Figure 7.3:	Total Magnetic Field Map of Los Azules. (Quantec, 2012). Note: Dashed red box indicates the location of the mag low across the Ballena Ridge seen in Fig 7.1 – the solid red box indicates the discontinuous mag low to the southwest.	95
Figure 7.4:	Resistivity voxel in 3D view of the surveyed area. Top from surface, bottom from 2900 m ASL. The location of Los Azules is shown by a yellow star. (Expert 2025)	96
Figure 7.5:	Plan Showing Locations of drill holes at Los Azules (McEwen 2025). Note that not all drillholes are shown, only those in the immediate pit and resource areas.	101
Figure 7.6:	Logging and inspection of drill core (McEwen 2023)	104
Figure 7.7:	Geotechnical logging and data collection (McEwen 2023)	105
Figure 8.1:	Dedicated static photo booth for consistent photography of core (McEwen 2023)	125
Figure 8.2:	An example of the labelling of core boxes for photography (McEwen 2023)	125
Figure 8.3:	The securing and loading of the core boxes for shipment to Calingasta (McEwen 2023)	126
Figure 8.4:	The geoLOGr hyperspectral scanning unit (McEwen 2023)	126
Figure 8.5:	The hydraulic core splitter (McEwen 2025)	127
Figure 8.6:	Showing the sequence of bagging, tagging, sealing, and securing the samples for dispatch (McEwen 2023)	128
Figure 8.7:	Total Copper Assays vs Re-Assays (CRM 2023)	130
Figure 8.8:	Cyanide Soluble Copper Assays vs Re-Assays (CRM 2023)	131
Figure 8.9:	Diagnostic Charts for Standards Used at Los Azules 2023-2024, Standard 501d (McEwen 2025)	134
Figure 8.10:	Diagnostic Charts for Standards Used at Los Azules 2023-2024, Standard 504d (McEwen 2025)	135
Figure 8.11:	Diagnostic Charts for Standards Used at Los Azules 2023-2024, Standard 507 (McEwen 2025)	135
Figure 8.12:	Cu. Average of Std quantifications vs Best Value (McEwen 2025)	136
Figure 8.13:	Coarse duplicate scatterplot 2023-2024 (McEwen 2025)	137

Figure 8.14:	Pulp Duplicate Scatterplot 2023-2024 (McEwen 2025)	137
Figure 8.15:	Gold in Blank vs Gold in Previous Sample (McEwen 2025)	138
Figure 9.1:	Rig location tracking system (McEwen 2025)	140
Figure 9.2:	Stake and initial collar coordinates for hole IND59 (McEwen 2025)	141
Figure 9.3:	Bagged Samples (McEwen 2025)	143
Figure 9.4:	Sample Bags on Pallet (L) and Sample After Ordering (R) (McEwen 2025)	144
Figure 10.1:	Phase 2 Soluble Copper Kinetic Extraction Results – Diorite Composites (SE 2025)	156
Figure 10.2:	Phase 2 Soluble Copper Kinetic Extraction Results – EMP Composites (SE 2025)	157
Figure 10.3:	Phase 2 Soluble Copper Kinetic Extraction Results – IMP Composites (SE 2025)	158
Figure 10.4:	Phase 2 Net Acid Consumption Results – Diorite Composites (SE 2025)	158
Figure 10.5:	Phase 2 Net Acid Consumption Results – IMP Composites (SE 2025)	159
Figure 10.6:	Phase 2 Net Acid Consumption Results – EMP Composites (SE 2025)	159
Figure 10.7:	Phase 2 column extraction results plotted from lowest CuSOL/CuT Ratio to highest (SE 2025)	160
Figure 10.8:	Phase 3 Soluble Copper Kinetic Extraction Results – Diorite (SE 2025)	168
Figure 10.9:	Phase 3 Net Acid Consumption Results – Diorite (SE 2025)	169
Figure 10.10:	Phase 3 Soluble Copper Kinetic Extraction Results – EMAG Hydrothermal Breccia (SE 2025)	170
Figure 10.11:	Phase 3 Net Acid Consumption Results – EMAG Hydrothermal Breccia (SE 2025)	171
Figure 10.12:	Phase 3 Soluble Copper Kinetic Extraction Results – EMP (SE 2025)	172
Figure 10.13:	Phase 3 Net Acid Consumption Results – EMP (SE 2025)	173
Figure 10.14:	Phase 3 Soluble Copper Kinetic Extraction Results – IMAG Hydrated Breccia (SE 2025)	174
Figure 10.15:	Phase 3 Net Acid Consumption Results – IMAG Hydrated Breccia (SE 2025)	174
Figure 10.16:	Phase 3 Soluble Copper Kinetic Extraction Results – IMP (SE 2025)	175
Figure 10.17:	Phase 3 Net Acid Consumption Results – IMP (SE 2025)	176
Figure 10.18:	Phase 3 Soluble Copper Kinetic Extraction Results (SE 2025)	176
Figure 10.19:	Phase 3 Net Acid Consumption Results (SE 2025) (SE 2025)	177

Figure 10.20:	Average size distribution of column test work vs. Los Azules Crushing Circuit Model output. (SE 2025)	180
Figure 10.21:	All column tests, 360-day total extraction data plotted with copper solubility with data sorted with increasing copper solubility. (SE 2025)	183
Figure 10.22:	All 360-day column extraction data plotted as CuSOL/CuT ratio of the head grade broken out by lithology and ratios. (SE 2025)	184
Figure 11.1:	Drill Hole Location Map (CRM 2025)	194
Figure 11.2:	Section Lines in Section Layout, Level 3500 (CRM 2025)	195
Figure 11.3:	The early mineral porphyry (red) and its relation to the Ballena, Largatija, Piuquenes, and Emma faults (grey). (CRM 2025)	197
Figure 11.4:	First and second-order faulting and their relationship to potassic and sericitic alteration. Faults are shown in grey, potassic alteration in purple, and sericitic alteration in green. Oblique plan view. (CRM 2025)	198
Figure 11.5:	Faults that act as boundaries to mineralization are labeled in plain view (block model copper grades level 3500m are also shown). (CRM 2025)	200
Figure 11.6:	Level plan (3270 m) and section 37 of the lithological model. (CRM 2025)	202
Figure 11.7:	Average Copper Grades by Lithology and Mineral Zone (CRM 2025)	207
Figure 11.8:	Level 3450 +/- 10m, Enriched Zone, 2m Composite Grades (CRM 2025)	208
Figure 11.9:	Average Total Copper Grade by Distance to Central Line (CRM 2025)	209
Figure 11.10:	Copper grades as a function of distance for lithologies in addition to the diorite (CRM 2025)	210
Figure 11.11:	Box Plot by Primary Vein Type and Lithology (CRM 2025)	211
Figure 11.12:	Box plots of total copper grade by lithology and vein-type (CRM 2025)	212
Figure 11.13:	Average Copper by Distance to Central Structure and Lithology (CRM 2025)	213
Figure 11.14:	Enriched Zone Composites, Average Grade and Solubility By Depth (CRM 2025)	214
Figure 11.15:	Hypogene Zone Composites, Average Copper and Solubility Below Base of Enrichment (CRM 2025)	215
Figure 11.16:	Spatial distribution of the estimation domains and a comparison with the drillhole data. Looking NW. (CRM 2025)	217
Figure 11.17:	Total Copper Grade Distribution (left) and after Capping (right) for Enriched Zone Domains (CRM 2025)	224

Figure 11.18:	Box Plot of Gold by Mineral Zone (CRM 2025)	226
Figure 11.19:	Gold by Distance to the Central Structure (CRM 2025)	227
Figure 11.20:	Gold by Mineral Zone and Lithology (CRM 2025)	228
Figure 11.21:	Gold by Elevation and Lithology / Vein type (CRM 2025)	229
Figure 11.22:	Example of Local Gold Capping Results for Domains 102 and 1031 (CRM 2025)	230
Figure 11.23:	Box plots of Silver grade (CRM 2025)	232
Figure 11.24:	Silver Box Plots by Initial Groups (CRM 2025)	233
Figure 11.25:	Silver Local Capping Results, Domains 30102 and 31031 (CRM 2025)	235
Figure 11.26:	Variogram for Domain 3102 (CRM 2025)	238
Figure 11.27:	Variogram for Domain 31031 (CRM 2025)	239
Figure 11.28:	Gold variograms for domains 102 and 1031 (CRM 2025)	240
Figure 11.29:	Silver variograms for domains 30102 and 31031 (CRM 2025)	241
Figure 11.30:	Example section comparing drillhole and block model grades. Fault lines are shown in blue. Looking NW. (CRM 2025)	250
Figure 11.31:	Average grade estimate comparison with drillhole data. Enriched zone. (CRM 2025)	253
Figure 11.32:	Average grade estimate comparison with drillhole data. Outside enriched zone. (CRM 2025)	253
Figure 11.33:	Total copper validation scatterplots for domains 3102 and 31031 (CRM 2025)	255
Figure 11.34:	Model and Data Average Gold Over Large Blocks (CRM 2025)	256
Figure 11.35:	Model and Data Average Silver Over Large Blocks (CRM 2025)	256
Figure 11.36:	Swath plot validations in domain 3102 (CRM 2025)	257
Figure 11.37:	Comparison of Total Copper Model and Data Averages By Relative Depth (CRM 2025)	258
Figure 11.38:	Model validation by lithology in enriched zone (CRM 2025)	259
Figure 11.39:	Example of initial versus smoothed classification at Level 3500. (CRM 2025)	261
Figure 11.40:	Compares estimated average grades within the dominant “A-Vein” volume. (CRM 2025)	264
Figure 11.41:	Average grades for blocks outside of the “A-Vein” volume (CRM 2025)	265

Figure 12.1:	Pit-by-Pit Graph (AGP 2025)	271
Figure 12.2:	Ultimate Pit Shell (AGP 2025)	272
Figure 12.3:	Ultimate Pit Design (AGP 2025)	275
Figure 12.4:	Ultimate Pit Design and Selected Pit Shell – Section 1 (AGP 2025)	276
Figure 12.5:	Ultimate Pit Design and Selected Pit Shell – Section 2 (AGP 2025)	277
Figure 12.6:	Ultimate Pit Design and Selected Pit Shell – Section 3 (AGP 2025)	277
Figure 13.1:	Recommended Design Parameters by Design Sector and Geotechnical Environment (EMT 2025)	284
Figure 13.2:	Mining Activities Related to the Main Hydrological Basins (BW 2025)	287
Figure 13.3:	Los Azules Project Area, May 2024 (BW)	288
Figure 13.4:	Delineated Zones & Slopes Used for Recharge Estimate & its Associated Lithologies (BW, 2025)	288
Figure 13.5:	Equipotential Lines from the Rio Salinas Watershed. (BW 2025)	291
Figure 13.6:	Piezometers and Pumping Wells Locations (BW 2025)	292
Figure 13.7:	Curves Time- Drawdown During the Simultaneous Pumping Test at DWT-1, DWT-2 and DWT-3 (BW 2025)	295
Figure 13.8:	Maximum Water Level Changes Recorded in the Wells During the Simultaneous Pumping Test at DWT-1, DWT-2 and DWT-3 (BW 2025)	296
Figure 13.9:	Schematic Conceptual Model for the Natural Hydrological System in the Zone of the Future Open Pit Area (Cross-Sectional View) (BW 2025)	301
Figure 13.10.	Hydrogeological Numerical Model Domain (BW 2025)	302
Figure 13.11:	Hydraulic Heads Observed Versus Simulated After the Steady-State Calibration (BW 2025)	303
Figure 13.12:	Ultimate Pit Design (AGP 2025)	305
Figure 13.13:	Interim Phases Layout (AGP 2025)	306
Figure 13.14:	Interim Phases – Section 1 (AGP 2025)	307
Figure 13.15:	Interim Phases – Section 2 (AGP 2025)	307
Figure 13.16:	Interim Phases – Section 3 (AGP 2025)	308
Figure 13.17:	Low-Grade Stockpile Design (AGP 2025)	309

Figure 13.18:	Low-Grade Stockpile Balance (AGP 2025)	309
Figure 13.19:	Primary Stockpile Design (AGP 2025)	310
Figure 13.20:	Northeast Mine Rock Storage Facility Design (AGP 2025)	311
Figure 13.21:	South Mine Rock Storage Facility Design (AGP 2025)	312
Figure 13.22:	MRSF and Stockpile Location (AGP 2025)	313
Figure 13.23:	Annual Production Schedule (AGP 2025)	317
Figure 13.24:	Open Pit Monitoring Strategy (SRK 2023)	334
Figure 13.25:	Pit Configuration at the End of Year -2 (AGP 2025)	335
Figure 13.26:	Pit Configuration at the End of Year -1 (AGP 2025)	336
Figure 13.27:	Pit Configuration at the End of Year 1 (AGP 2025)	337
Figure 13.28:	Pit Configuration at the End of Year 2 (AGP 2025)	338
Figure 13.29:	Pit Configuration at the End of Year 3 (AGP 2025)	339
Figure 13.30:	Pit Configuration at the End of Year 4 (AGP 2025)	340
Figure 13.31:	Pit Configuration at the End of Year 5 (AGP 2025)	341
Figure 13.32:	Pit Configuration at the End of Year 10 (AGP 2025)	342
Figure 13.33:	Pit Configuration at the End of Year 15 (AGP 2025)	343
Figure 13.34:	Pit Configuration at the End of Year 21 (AGP 2025)	344
Figure 14.1:	Simplified Process Flow Diagram (SE 2025)	350
Figure 14.2:	Processing Facilities Layout (SE 2025)	351
Figure 14.3:	Mined Ore Grades to Leach Pad & Cathode Production (SE 2025)	352
Figure 14.4:	Crushing Systems General Layout (SE 2025)	354
Figure 14.5:	Example Stacking System Operation (Terra Nova Technologies)	355
Figure 14.6:	Processing Area Layout (SE 2025)	357
Figure 14.10:	Sulfur Landed Costs Probability Assessment (Ellzey Zissos & Associates Aug 2025)	367
Figure 15.1:	Regional Infrastructure (Google 2025)	378
Figure 15.2:	Overall Site Layout (SE 2025)	379
Figure 15.3:	Existing Access & Infrastructure (ACMSA, 2022)	381

Figure 15.4:	Existing Access Road Photos (McEwen, 2023)	383
Figure 15.5:	Future Access Road (McEwen, 2025)	384
Figure 15.6:	Calculated load over time. (SE 2025)	385
Figure 15.7:	Annual Energy Consumption by Area (MWh) (SE 2025)	386
Figure 15.8:	Regional Power Infrastructure and Proposed Upgrades/Construction (McEwen 2025)	387
Figure 15.9:	Los Azules Master Plan referencing an alternate camp location (McLennan 2025)	391
Figure 15.10:	CTL Camp Exterior Perspective (McLennan 2025)	392
Figure 15.11:	CTL Camp Courtyard Perspective (McLennan 2025)	393
Figure 15.12:	Section through CTL Camp ‘Main Street’ showing Passive and Active Energy and Water Treatment Systems (McLennan 2025)	394
Figure 15.13:	Aerial Rendering representing CTL Campus and Regenerative Camp (McLennan 2025)	396
Figure 15.14:	Regenerative Camp Rendering (McLennan 2025)	397
Figure 15.15:	Regenerative Camp Roof Plan indicating solar panels (McLennan 2025)	398
Figure 15.16:	Regenerative Camp Central Town Hall: Dining, Amenities, Services, and Offices (McLennan 2025)	399
Figure 15.17:	Regenerative Camp Wastewater Diagram (McLennan 2025)	400
Figure 15.18:	Regenerative Camp exterior rendering (McLennan 2025)	401
Figure 15.19:	Annual Water Consumption by Major Consumer (M3/hr) (KP 2025)	404
Figure 15.20:	Groundwater water supply sites (BW 2025)	405
Figure 15.21:	Electrical Tomography at the Río de las Salinas sub-basin. (BW 2025)	406
Figure 15.22:	Electrical Tomography at the Embarrada sub-basin. (BW 2025)	407
Figure 15.23:	Electrical Tomographies at the Atutia River within the Río Castaño basin. (BW 2025)	409
Figure 16.1:	Future Copper Market Supply and Demand Outlook (from S&P Global, Aug 2025)	415
Figure 16.2:	LME 3-Month Contract Copper Prices (US$/lb) 2020 to Present (source: https://www.lme.com/en/Metals/Non-ferrous/LME-Copper#Price+graphs, retrieved 1-Oct-2025)	417
Figure 17.1:	Graph of NPR against NAG pH (SRK 2025)	433

Figure 18.1:	Percentage of Total Capital by Cost Center (SE 2025)	461
Figure 18.2:	Conceptual Project Execution Schedule (McEwen 2025)	463
Figure 18.3:	Tonnage Mined and Mine Operating Costs (AGP 2025)	471
Figure 18.4:	Cost by Cost Item (AGP 2025)	472
Figure 18.5:	Operating Cost by Cost Center (AGP 2025)	473
Figure 19.1:	The percentage splits of each LOM operating cost component. (SE 2025)	496
Figure 19.2:	Copper Price per Pound Sensitivity on NPV @ 8% (Pre-tax) (SE 2025)	504
Figure 19.3:	Copper Price per Pound Sensitivity on IRR (Pre-tax) (SE 2025)	505
Figure 19.4:	Multiple % Sensitivity on NPV @ 8% (Pre-tax) (SE 2025)	507
Figure 19.5:	Multiple % Sensitivity on NPV @ 8% (Post-tax) (SE 2025)	508
Figure 19.6:	Multiple % Sensitivity on IRR (Pre-tax) (SE 2025)	509
Figure 19.7:	Multiple % Sensitivity on IRR (Post-tax) (SE 2025)	510
Figure 21.6:	Annual Mill Feed Tonnes and Grades	514
Figure 21.2:	Mill Option Payable Copper Production Estimates	516
Figure 23.1:	Location of proposed geotechnical drillholes (EMT 2025)	542

Executive Summary

This Technical Report Summary (“Report”) is prepared for McEwen Inc. (McEwen) trading under the symbols TSX:MUX/NYSE:MUX for the purposes of disclosing current updates and information related to its 46.40% owned subsidiary McEwen Copper Inc. (McEwen Copper), which controls the Los Azules copper property and associated surface and mineral rights. The information presented herein is based on the McEwen Copper’s 100% interest in the Los Azules Project through its Argentine subsidiary, Andes Corporación Minera S.A. (ACM).

This report is a Technical Report Summary (TRS) which summarizes the findings of the Feasibility Study (FS) completed for the Los Azules Project in accordance with The United States Securities Exchange Commission (SEC) 17 CFR Part §229.1300 (S-K 1300) Standard Instructions for Regulation S-K subpart 1300 SEC S-K §229. 1304 and §229.601(b)(96). This TRS is intended to meet the requirements of S-K 1300 as considered for a Feasibility Study level of study and disclosure as defined in the regulations and supporting reference documents. The Report has been prepared in accordance with the standards and guidelines of S-K 1300 for the disclosure of material information and serves as the basis for declaring Mineral Reserves. The Effective Date for this report is September 3, 2025.

This report has been consolidated and prepared by Samuel Engineering Inc. for McEwen with contributions from Knight Piésold Consulting, AGP Mining Consultants Inc, Nuton LLC, a Rio Tinto Venture, E-Mining Technology S.A., Call & Nicholas, Inc., Itasca Consulting Group, Inc., CRM-SA, LLC, McLennan Design/Perkins&Will, Whittle Consulting Pty Ltd, Techint S.A.C.I., BW Hidrogeología y Medioambiente, and SRK Consulting UK Limited.

The 2025 FS includes an updated independent Mineral Resources and Reserves estimate, which contains:

Mineral Resources (exclusive of Reserves) of 5.4 B lbs Cu classed as Measured and Indicated (grade 0.26% Cu) and 20.0 B lbs Cu as Inferred (grade 0.21% Cu).

A maiden Mineral Reserve of 10.2 B lbs Cu proven and probable (grade 0.45% Cu).

With the completion of this FS, the Los Azules Project has progressed beyond the exploration stage, achieving the level of technical and economic confidence required to support Mineral Reserve estimation. The Qualified Persons (QPs) meet the standards for a FS-level assessment and confirm the Los Azules Project's technical and financial viability, supporting the transition to the next stages of permitting, financing, and project development.

This Report builds upon previous technical studies, including the last S-K 1300 Technical Summary Report Initial Assessment published in 2023 (IA 2023). NI 43-101 compliant PEA reports were completed for the Los Azules property in 2009 and updated in 2010, 2013, 2017, and 2023. Due to the advanced nature of the deposit definition and multiple options considered in the 2023 work, a pre-feasibility study was not produced, and the information has been consolidated into this work and documentation.

Property Location, description, and OWNERSHIP

The Los Azules Copper Project is in the Frontal Andes of San Juan Province, Argentina, approximately 80 km from the town of Calingasta and 294 km west of the provincial capital of San Juan. The project sits at elevations ranging from 3,200 to 4,500 mASL in a remote, high-altitude environment adjacent to the Chilean border. Access is currently seasonal and requires significant road improvements for project use, with new infrastructure under development to support construction and year-round operations.

Access to the project is currently provided via 120 km of improved road, measured from the town of Villa Calingasta, suitable for pickup trucks, chassis trucks, and semi-trailers. The route includes two high-altitude mountain passes, Cabeza de León and La Totora, both located above 4,100 mASL. All required easements are duly secured and properly established through their respective administrative resolutions (administrative acts of establishment). Planned improvements include road upgrades and the construction of a new access road that will connect the existing route to the project site via an alternative alignment to avoid the two high altitude passes and impact glaciers or geoforms along the route.

The site does not have a nearby population or infrastructure, and temporary camps currently support exploration activities. A phased infrastructure strategy is in place, beginning with an expanded pioneer camp for construction and later leading to the development of a regenerative design operations camp. The Project’s land position and access have been carefully secured to support long-term development.

McEwen Copper Inc. holds a 100% interest in the Los Azules Project through its Argentine subsidiary, Andes Corporación Minera S.A. (ACM). ACM controls all required mining and surface rights, as well as easements and access routes, with fully established legal and administrative standing. Other significant ownership positions in McEwen Copper Inc. are FCA Argentina S.A. (Stellantis) 18.3%, Nuton LLC (Rio Tinto) 17.2%, and Evanachan Limited (R.R. McEwen) 12.7%. McEwen Copper is in the process of simplifying its ownership structure and consolidating control under Argentine law.

All information in this report is reported on a 100% project basis.

INFRASTRUCTURE

The Los Azules Project is in a remote, high-altitude region of San Juan Province, Argentina, requiring the development of significant new infrastructure to support mine construction and operations. The Project will be accessed via upgraded and newly constructed roads, including a year-round southern route and a future optimized corridor. Copper cathodes will be transported to Chilean ports for export.

Power will be supplied from the Argentinian grid via the Calingasta Transformer Station (ET Calingasta) 500/220/132 kV. Initially, the project will require approximately 39/36 MW (gross/net demand), in year -1, increasing to a peak of 157/129 MW (gross/net demand) in year 10 as the processing facilities are expanded and mine power requirements increase over time.

Water supply will initially be met through pit dewatering, with long-term supply secured from confirmed groundwater reserves and well systems. Ore processing will rely on a large-scale heap leach facility with engineered containment, water management, and recovery systems.

Mine infrastructure includes engineered waste rock and ore storage facilities, processing areas, and support buildings. Worker accommodations will be provided in two main camps: a modular Construction, Training, and Logistics Campus, and an innovative Regenerative Camp designed for long-term occupancy and sustainability. A comprehensive digital infrastructure supports autonomous operations and centralized control via a remote operations center in San Juan.

EXPLORATION & DRILLING

Exploration at Los Azules commenced in the mid-1990s and included various studies of geology, geophysics, and geochemistry, as well as drilling with both reverse circulation and diamond core drills, sampling and analysis of surface and drill core samples, and road construction. Drilling programs have been undertaken at Los Azules between 1998 and 2025 by five different mineral exploration companies including BMG, MIM Argentina (now Glencore), and McEwen Mining as Minera Andes and McEwen Copper. Drilling included reverse circulation programs mostly for gold exploration and diamond (core) drilling focusing on supergene and hypogene porphyry-style copper mineralization. Table 1.1 presents a summary of the drilling information which includes resource, geotechnical, hydrological, and metallurgical components.

Table 1.1: Exploration Drilling by Year and by Company
Year	Company	No. of holes	Meters
1998 –1999	Battle Mountain Gold	27	6,493
2004	Glencore Xstrata (MIM)	13	2,930
2003 – 2011	Minera Andes	127	32,259
2011 – 2018	McEwen	143	30,940
2022-2025	McEwen Copper	659	136,338
Total		969(1)	208,960

This table includes all drilling that has occurred on the property. Some holes were redrilled due to drilling difficulties and are not included in the database. Not all holes are used in the resource database. Holes that were started in one season and completed the following season are counted in the year they were started, but the meters drilled in each season are shown for the respective seasons. The drilling reflects all holes to the data cut-off date of April 2025.

The current database is sufficient for preparing a long-range model that will serve as a basis for modeling associated with completing the FS. The extent of mineralization along strike exceeds three kilometers, and the distance across strike is approximately one km. The deposit is open at depth. Over the approximately 2.5 km strike length where mineralization is strongest, the average drill spacing ranges from approximately 50 m to more than 120 m. The central core of the enriched zone is drilled at an approximate 50 m spacing. The assay database considers 627 drillholes with 132,255.2 m of assayed intervals. Resource estimation work was performed using Datamine Studio modeling software.

mineral resource estimates

Copper occurs primarily as chalcocite in the supergene enrichment zone and as chalcopyrite and bornite at depth. The estimate was prepared in accordance with the CIM Definition Standards and incorporates detailed geological modeling, domaining, variography, and block model interpolation.

The Mineral Resource estimate is reported within a Whittle-optimized pit shell using a base case NSR (Net Smelter Return) cut-off, which incorporates assumptions for metal prices, recoveries, smelter terms, and operating costs. Mineral resources are determined using an NSR cut-off value to cover the processing cost for each recovery methodology.

For supergene and primary material using sulfuric acid bioleaching and SX/EW copper recovery, a marginal cut-off was used that was variable ranging from $4.79/t NSR to $7.23/t NSR. The supergene and primary material can be treated in a float mill with NSR cutoffs of $5.13/t and $5.11/t, respectively. NSR values are based on a copper price of $4.80/lb, gold at $2,500/oz and silver at $32/oz where applicable. Variable pit slopes between 32° and 37° were applied depending on sector.

The current Mineral Resource estimate is summarized as follows:

Table 1.2: Mineral Resources (Exclusive of Mineral Reserves)
		Million Tonnes (MT)	Average Grade				Contained Metal
			CuT %	CuSol %	Au (g/t)	Ag (g/t)	Cu (Blbs)	Au (Moz)	Ag (Moz)
Measured	Supergene Leach	3.6	0.244	0.113			0.0
	Supergene Mill or Nuton Leach*	8.2	0.075	0.033	0.06	1.83	0.0	0.0	0.5
	Primary Mill or Nuton Leach*	2.1	0.359	0.066	0.06	1.77	0.0	0.0	0.1
Total Measured	Supergene Leach & Mill or Nuton Leach*	13.8	0.161	0.059			0.0	0.0	0.6
Indicated	Supergene Leach	248.4	0.303	0.167			1.7
	Supergene Mill or Nuton Leach*	69.4	0.112	0.043	0.04	1.03	0.2	0.1	2.3
	Primary Mill or Nuton Leach*	633.9	0.254	0.046	0.05	1.16	3.6	0.9	23.7

Table 1.2: Mineral Resources (Exclusive of Mineral Reserves)
		Million Tonnes (MT)	Average Grade				Contained Metal
			CuT %	CuSol %	Au (g/t)	Ag (g/t)	Cu (Blbs)	Au (Moz)	Ag (Moz)
Total Indicated	Supergene Leach & Mill or Nuton Leach*	951.7	0.257	0.078			5.4	1.0	26.0
Total Measured & Indicated	Supergene Leach	251.9	0.303	0.167			1.7
	Supergene Mill or Nuton Leach*	77.6	0.108	0.042	0.04	1.11	0.2	0.1	2.8
	Primary Mill or Nuton Leach*	635.9	0.255	0.046	0.05	1.17	3.6	0.9	23.8
Total M&I	Supergene Leach & Mill or Nuton Leach*	965.5	0.255	0.077			5.4	1.0	26.6
Inferred	Supergene Mill or Nuton Leach*	601.1	0.292	0.131	0.04	1.32	3.9	0.9	25.5
	Primary Mill or Nuton Leach*	3,638.2	0.201	0.027	0.04	1.06	16.1	4.9	124.5
Total Inferred	Leach & Mill or Nuton Leach*	4,239.3	0.214	0.042			20.0	5.7	149.9

*Note: For the purposes of Mineral Resource estimation, a proven commercial process with a convention mill and concentrator has been assumed as the basis for RPEEE. Precious metals recovery is appropriate in this application and gold and silver grades are shown. Alternately, if Nuton® Technology can be applied in future, the precious metals values will not apply.

Additional Notes to Table 1.2:

The Qualified Person for the Mineral Resource estimate is Jeff Sullivan – CRM-SA, LLC. Mineral Resources have an effective date of September 3, 2025. Mineral Resources are reported on a 100% basis.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant factors.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource; it is expected that further infill drilling will result in upgrading the majority of this material to an indicated or measured classification.

Reasonable prospects of eventual economic extraction are demonstrated by using a calculated NSR value in each block to evaluate an open pit shell using Measured, Indicated and Inferred blocks in Geovia Whittle™ pit optimization software.

NSR was calculated using the following: metal prices of $4.80/lb for copper, $2,500/oz for gold and $32/oz for silver, processing costs of $4.91/t for supergene and $4.88/t for primary ores, total freight costs of $150/t for concentrate, selling costs of $0.02/lb for copper.

A marginal cut-off was used that was variable ranging from $4.79/t NSR to $7.23/t NSR based on extraction of the resource from the enriched zone using sulfuric acid bioleaching and SX/EW copper recovery; the recovery was calculated using the extractions shown in Table 15.2 and applying a 95% operational efficiency.

Supergene and primary material can potentially be treated in a mill/concentrator with NSR cut-offs of $5.13/t for supergene and $5.11/t for primary respectively. The mill has the added benefit of also recovering the gold and silver present in the resource. Additional parameters are used for the NSR calculation for this scenario.

Depending on the potential depth of the pit, total pit slope angles ranged from 32° to 37° depending on the sector. Overburden slopes were set at 32°.

Composites of 2 m length were capped where needed; the capping strategy is based on the distribution of grade which varies by location (i.e. domain or proximity to controlling structures) and the associated potential metal removal. The resource estimate is based on uncapped copper grades; local capped grades are used for gold and silver.

Block grades were estimated using a combination of ordinary Kriging and inverse distance squared weighting depending on domain size.

Model blocks are 20 m x 20 m x 15 m in size.

Mineral Resources under the Cryogenic geoforms are classified as inferred mining

The project considers a large open pit mine for ore production. Pit design parameters were defined for the pit geometry by design sector for each Geotechnical Unit and reference overall slope angles established, which could vary depending on the depth of the pit design. The adopted configuration, based on single benches of 15 meters and ramp widths of 40 meters, along with the established berms and angles, ensures a geometry compatible with technical, operational, and economic criteria.

The equipment fleet will be capable of mining up to approximately 175 Mt/a. The haul truck fleet will increase over time as haulage distances grow due to increasing depth of the pit and length of the waste storage facility. The mine production fleet currently assumes the use of electric shovels and drills, and diesel-powered autonomous haul trucks. Support equipment requirements will remain relatively constant over the proposed mine life.

The mine schedule targets the crushing of a maximum 50 Mt/a of leach material with an initial 3-year ramp-up period to allow the leach pad development and process plant to come fully online. Oxide and enriched material are sent to the crusher or to a stockpile to be processed later in the mine schedule. The material is crushed and then conveyed and stacked on the Heap Leach Facility.

The mine plan assumes conventional truck-and-shovel operations. Waste and ore will be drilled and blasted, loaded by hydraulic shovels and loaders, and transported by haul trucks to external mine rock storage facilities (MRRFs), a long-term stockpile, low grade ore stockpile or a run-of-mine (ROM) pad from where it will be fed to a primary crusher for processing or dumped directly into the crusher from the production haul trucks.

Total LOM heap leach production will be 1.023 billion tonnes grading 0.453% copper over a 21 year mine life plus 2 years of preproduction. The overall mine waste will be 1.684 billion tonnes, resulting in an overall mine strip ratio of 1.65:1 (waste: ore). Mine waste will be stored in two waste rock storage facilities with the main one to the northeast of the Los Azules pit.

Primary copper sulfide material mined in the plan is stored in a separate stockpile to the north of the Los Azules pit and not processed as part of the Feasibility plan, nor considered as Mineral Reserves.

A numerical groundwater flow model was developed using FEFLOW v8.0 to simulate the evolution of the pit dewatering system at Los Azules and assess its implications for water management and mine planning over the 2027–2054 period.

Metallurgical Testwork and Recovery Methods

The metallurgical development for the Los Azules feasibility was completed in three phases:

Phase 1: baseline testing from the test work program outlined in the 2023 IA.

Phase 2: testing using samples from the 2021–2022 drilling campaigns, to expand the variability database from Phase 1 and to extend the geometallurgical data set to include lithologic domains.

Phase 3: scale-up validation using samples from the 2022-2023 exploration campaigns, to validate scale-up from the baseline 3-meter columns to the planned 9-meter bench height of the heap leach pad and to confirm extraction within the test programs. The Phase 3 master composites were built by lithologic domain and were pulled from within the pit shell for the initial five years of operation. Additional samples were collected from the 2023-2024 exploration campaign from holes drilled through the initial mining target (north-central zone) of the deposit.

The metallurgical work completed to date provides comprehensive understanding of the expected performance characteristics of the Los Azules deposit. Recoverable copper estimates were developed for each host rock type in the deposit (IMP = Inter-mineral Porphyry, IMP BX = IMP Breccia, DIO = Diorite, EMP = Early Mineral Porphyry, and EMP BX = EMP Breccia). Recoverable copper is calculated by mining block and varies with host rock type, copper mineralogy present and grade.

Copper recovered to cathodes will consider a heap efficiency and inventory factor of 95% of the extractable copper, based on general experience and industry practice. The expected overall total copper recovery to cathodes is approximately 70.8% and is distributed over a three-year timeframe from placement on the leach pad to account for timing of active leaching cycles as the pad is constructed. The copper extraction estimation methodology best reflects the potential variability related to host rock materials and the expected variability related to copper grades, mineralogy and recovery that can be practically applied in the mining modeling.

The 2025 FS for Los Azules envisions an average annual copper cathode production of 452 million lbs per year (204,800 tonnes) during the first five years of operation, representing an increase of 50 million lbs per year compared to the initial five years of the 2023 IA production schedule. Over the 22-year life of the mine operation and stockpile reclaim, the average annual copper cathode production is projected at 327 million lbs per year (148,200 tonnes). The figure below shows copper cathode production for the life of the Los Azules project defined in this report.

Figure 1.1: Life of Mine Copper Production (SE 2025)

Future processing of the primary copper material can be achieved by using the Nuton® Technology bioleaching process, alternative leaching processes such as chloride leaching, or by using a conventional milling operation to produce concentrates. The advantage of conventional milling is the additional revenue from the recovered gold and silver in the deposit. The next stage of metallurgical test work will include sufficient work to evaluate the processing method to be used for the primary ores conducted during the detailed engineering and initial operations phase.

project economics

All currency shown in the 2025 FS is expressed in constant Q3 2025 USD unless otherwise noted.

The Business Case for the leach project uses a copper price assumption of $4.35/lb. Summary results are provided below in Table 1.3.

Table 1.3: Project Metrics – Business Case
Project Metric	Unit	Number
Mine Life	Years	21
Tonnes Processed	Billion tonnes	1.023
Tonnes Waste Mined	Billion tonnes	1.684
Strip Ratio		1.65
Total Copper Grade (CuT)	% CuT	0.453%
Soluble Copper Grade (CuSOL)	% CuSOL	0.312%
Total Copper Recovery	%	70.8%
Copper Production (LOM avg.)	tonnes/yr	148,200
Copper Production (Yrs 1-5)	tonnes/yr	204,800
Copper Production – cathode Cu	ktonnes	3,279
Initial Capital Cost	USD Millions	$3,168
Sustaining Capital Cost	USD Millions	$2,131
Closure Costs	USD Millions	$386
C1 Cost (Life of Mine)	USD/lb Cu	$1.71
All-in Sustaining Costs (AISC)	USD/lb Cu	$2.11
Before Taxes
Net Cumulative Cashflow	USD Millions	$12,284
Internal Rate of Return (IRR)%		24.3%
Net Present Value (NPV) @ 8%	USD Millions	$4,280
After Taxes
Net Cumulative Cashflow	USD Millions	$9,208

Table 1.3: Project Metrics – Business Case
Project Metric	Unit	Number
Internal Rate of Return (IRR)%		19.8%
Net Present Value (NPV) @ 8%	USD Millions	$2,940
Pay Back Period	Years	3.9

The project NPV at 8% breaks even at a copper price of $3.10 per pound. Project IRR sensitivity to copper price, capital and operating costs are shown in the figure below.

Figure 1.2: Project IRR Sensitivity Analysis (SE 2025)

key project risks & opportunities

The work completed for the Los Azules Feasibility Study reported here is believed to meet all reasonable requirements for information and analysis that would be expected at the direction of the respective QPs. As a feasibility study level of investigation, the information presented still includes the risks and opportunities for the technical and economic outcomes that should be expected for similar types of studies and projects.

The project costs are expressed in constant Q3 2025 United States Dollars and foreign currency conversion without escalation or inflation. The inflation risk in Argentina is unique and has the potential to fluctuate differently than typical global macroeconomic factors would warrant. This volatility may positively or negatively impact on the expected economics shown.

Social license and political risks are acknowledged for the project. A social engagement strategy and actions are developed and being implemented. Regular interactions with local, Provincial and National government entities are an ongoing focus area. The project is believed to have local and regional support based on measured outcomes. National elections held in October 2025 showed no change for potential impacts to the current political climate in Argentina.

The Environmental Impact Assessment (EIA) for Los Azules was granted on December 3, 2024. This approval resulted in the issuance of the Environmental Impact Statement (Declaración de Impacto Ambiental, DIA), confirming that the project meets applicable environmental standards. The DIA represents a key permitting milestone and provides the regulatory foundation for advancing the project towards execution and future operations.

Los Azules was accepted into Argentina’s Large Investment Incentive Regime (RIGI) on September 26, 2025. The regime provides tax, foreign exchange, and customs stability for 30 years. In addition, legal certainty has been provided along with foreign exchange regulations that allow leaving export proceeds abroad (that will reach 100% by the time the project is expected to start exports), and access to international arbitration in case of disputes.

The copper price used for Mineral Reserves estimation ($4.30/lb) and economic evaluation ($4.35/lb) are approximately 15% below the current LME market price at the report date and offer some upside of potential revenues. At the McEwen Press Release date of October 7, 2025, LME 3-month closing price of $4.78/lb Cu, project metrics would improve to:

Financial Highlights @ $4.78/lb*
Pre-Tax
LOM Cashflow	$ Millions	$15,737
LOM Net Present Value	$ Millions	$5,626
LOM IRR	%	28.4%
Project Payback Period	Years	2.8
Post-Tax
LOM Cashflow	$ Millions	$11,909

LOM Net Present Value	$ Millions	$3,945
LOM IRR	%	23.1%
Project Payback Period	Years	3.4

*Note: LME Website 3-month closing price data for October 7, 2025.

The YPF power infrastructure repayment adds $1,039 million ($1.03/tonne processed or $0.14/lb Cu) to the direct operating costs over the initial 15-year operating timeframe. The Los Azules project also bears all the costs for sub-station upgrades that would be useful for other mining projects in the area as part of this cost. An alternative means of financing this infrastructure and potential sharing of costs with other mining project interests in the region present a significant opportunity to reduce capital and operating costs as presented in this study.

Geotechnical risk in the open pit mine design and potential for pit slope failure has been studied and represents the most significant technical risk on the project. The suggested slopes for the pit are based on limited geotechnical information. The slope angles presented assume a low consequence of failure, with an associated target factor of safety of 1.2. Additional work and analyses are recommended to continue to refine the understanding of impacts and potential mitigation strategies as the mine develops over its life.

Geohazards (seismic, avalanche, rockfall) have been assessed at the project site and access route. Significant risks exist and design changes have been made to minimize personnel and facilities risks where severe or extreme risks were identified.

Seismic, climate and geotechnical risks in the heap leach pad area have been assessed, and significant risks are present at Los Azules. Design mitigations have been included to minimize impacts and potential environmental damage.

Water management and conservation mitigations and strategies have been developed for the project to minimize the potential for ground water impact and contamination. Contact water potential has been minimized, and contact water and wastewater are reintroduced and used in the process to avoid discharges and minimize freshwater use. Non-contact water conservation and redirection into the existing aquifers have been a priority in site design development.

Glacier and geoforms studies have been conducted annually to assess potential ice or water containing structures. Site layouts and access routes have been developed to avoid contact or impact to these potential regional water sources.

Copper recovery is directly related to the amount of copper and copper mineralogy distribution in each tonne of material mined. Actual recovery will vary as these parameters vary over time. Copper production predicted in the financial analysis (70.8% life-of-mine) relies on the block sequential copper grades mined. The recovery predicted benchmarks well to similar copper bio-leach commercial operations that have publicly reported their copper recovery performance information.

The most significant risk in the processing area is the performance of the bio-heap leaching system as considered. Based on the estimation methodology employed, the recovery estimate represents a reasonable and practical expectation for copper production. There are opportunities for improvement in both timing and actual recovery estimated as well as downside risks, the range of outcomes over time is expected to fall within +/-5%. The following mitigation strategies have been considered:

Variability has been sampled and tested for all significant geologic and mineralogic domains and has included parallel testing to validate the response. Adjustments to the expected crushing circuit product size distributions have also been considered.

A heap leach performance factor of 95% from the testing column results has been applied to account for inefficiencies in the heap solution flows and other factors.

A three-year recovery period, extended from one year testing results, provides practical consideration of leaching cycles and timing of material placement and solution flows in a commercial operation.

Operating flexibility has been included in the agglomeration system, aeration system, and leach flow controls to allow for changing conditions.

Sulfur supply and cost for acid production are areas for potential fluctuations in the economics of the project. A confirmed supply source or sources will be required once a project development decision has been made to advance project implementation and production.

Exploration has shown that there are multiple porphyry targets near to the Los Azules deposit that could provide further extension to mine life. Exploration of the newly identified targets will start in Q4 2025. High priority targets near to Los Azules include Tango, Porfido Norte, Franca, and Mercedes.

qualified persons recommendations and conclusions

In the opinion of the QPs responsible for each area of work and collectively, the information and analyses support the standards and guidelines of 17 CFR Part §229.1300 (S-K 1300) for a feasibility level of study and reporting.

Based on the outcomes of the Los Azules feasibility study work completed, the demonstrated economic potential for the project and work plans proposed for the Los Azules Copper Project, it is recommended to continue to proceed to development and operation when the necessary permitting, project approvals, and financing requirements are obtained.

Depending on funding and permitting being available to support an early project develop path “Early Works” for initial infrastructure and engineering development, the potential annual project expenditure requirements for the project development to operations is shown in the Table below. These values do not include other potential expenditures related to regional exploration activity unrelated to the immediate project development activities.

Table 1.4: Annual Project Expenditure Plan (USD 000's)
Early Works	Year -3	Year -2	Year -1	Total
$ 172,283	$ 360,943	$ 1,343,323	$ 1,291,401	$ 3,167,950

Introduction

Feasibility Study Overview

This Technical Report Summary (TRS) has been prepared for McEwen Inc. (“McEwen” or the “Company”) to disclose the results of the completed Feasibility Study (FS) for the Los Azules Copper Project, located in San Juan, Argentina. McEwen holds a 46.40% ownership interest in the project through its subsidiary, McEwen Copper Inc. The information presented herein is based on the McEwen Copper’s 100% interest in the Los Azules Project through its Argentine subsidiary, Andes Corporación Minera S.A. (ACM).

This TRS has been prepared in accordance with 17 CFR Part §229.1300 (S-K 1300) Standard Instructions for Regulation S-K subpart 1300 SEC S-K §229. 1304 and §229.601(b)(96). and to comply with the disclosure requirements of Subpart 1300 of Regulation S-K, adopted by the U.S. Securities and Exchange Commission (SEC) for mining property disclosure.

The Los Azules Feasibility Study demonstrates the technical and economic viability of the project, supporting the declaration of mineral reserves and providing a basis for future permitting, financing, and development decisions. This study incorporates:

Updated mineral resource and reserve estimates

Detailed engineering and cost estimation

Refinements in mine planning and process design

Assessment of infrastructure, logistics, and execution planning

Previous studies, including an Initial Assessment TRS for the project prepared in 2023 and Preliminary Economic Assessments (PEAs) prepared in accordance with Canadian NI 43-101 standards between 2009 and 2023, provided early-stage technical and economic assessments of the Los Azules Project. This Feasibility Study, supersedes those earlier reports and incorporates significant advancements in geology, metallurgy, engineering, and environmental planning. Key updates from previous technical studies include:

Expanded site geological, hydrological, geotechnical, hydrogeological, and geochemical characterization,

Updated capital and operating cost estimates,

Updated Mineral Resource estimation,

Mineral Reserve declaration,

Updated mine design and production schedule,

Updated Heap Leach Pad design,

Refinements to process flowsheet,

Design of enabling infrastructure (roads, camp, admin buildings.),

Project execution and operations readiness planning,

Plans for site electrification.

This FS confirms the Los Azules Project's technical and financial viability, supporting the transition to the next stages of permitting, financing, and project development.

Sustainability Strategy and Responsible Development

Copper holds promise to be a key ingredient of technological solutions to give the world a chance to increase electrification and reduce GHG emissions. A responsible, carbon positive mine at Los Azules could become a beacon of hope for a new form of industry that does more good than harm. Imagine the world’s first Regenerative Copper Mine, providing valuable materials for a renewably powered world.

Copper is essential for global decarbonization, enabling electrification, renewable energy, and battery-powered transportation. However, conventional mining methods pose significant environmental and social challenges. Los Azules aims to redefine copper production by developing the world’s first Regenerative Copper Mine, prioritizing sustainability, low-carbon footprint operations, and minimizing environmental impact.

This study advances those concepts along the pathway established in the project’s regenerative philosophy and principles included in the Los Azules Guiding Principles Regeneration Vision document (May 3, 2022 – McLennan Design). This document is intended to be a foundational manifesto for the development of the Los Azules Mine – with the express goal of developing the World’s Greenest Mine, that not only delivers exceptional value, but sets new standards for the entire industry – ultimately leaving the world a better place because of, rather than despite, its existence.

The decision to move from conventional milling to a hydrometallurgical approach for the initial project development is a key step taken in the prior 2023 IA study.

Project Achievement Highlights:

Process water use: 158 L/s LOM average, 73% lower than a conventional mill and concentrator producing copper concentrate with approx. 600 L/s.

Peak Site water use: 244.2 L/s, with 227 L/s allocated for mining activities and 17.2 L/s for human use.

Electricity demand: 119 MW (48% lower than mill/concentrators)

Multifaceted Design: on-site acid production from elemental sulfur reduces transport costs by 66% and allows for cogeneration of power without CO2 emissions for 20% of the site requirements. Waste heat recovered from cooling systems are used for process heating, eliminating the need for additional fossil or electric heat requirements. Wastewater can be consumed in the process, eliminating treatment requirements and supplemental make-up.

Reducing Our Carbon Footprint as Technology Advances

The project continues to develop GHG reduction strategies for the mine and overall project including application of electrification using trolley assist for mine haulage, in-pit crushing and conveying, and waste conveyance. The timing for these applications and others is under final analysis. Los Azules is also well positioned to take advantage of emerging opportunities (e.g. battery electric mine and services vehicles) and longer-term developing technologies. The capstone project goal is to achieve carbon neutrality by 2038.

For the current project basis, the estimated annual average Green House Gas (GHG) emissions for the Los Azules project are 1,082 kg CO2-e/t Cu from Scope 1&2 sources. The primary sources for GHG emissions for Scope 1 are shown in Figure 2.1 below. Scope 2 (Electricity) contributions are negligible due to the inclusion of 100% renewable power as the source from the provider.

Figure 2.1: Scope 1 GHG Emission Sources for Current Project Basis (SE 2025)

This places the project on the lowest 6th centile of the copper industry carbon curve, well below the estimated industry average of 4,026 kg CO2-e/t Cu using Skarn Associates mine-to-metal “E1” metric (Skarn Associates, 2025). At the start of operations, Los Azules will already be one of the lowest carbon copper cathode producers in the world.

Key sustainability initiatives at Los Azules include:

Hydrometallurgical Processing: opportunity to apply Nuton® Technology to reduce water and energy consumption compared to conventional milling as the deposit changes in the future.

100% Renewable Energy: MOU signed to provide Power sourced from YPF Luz, eliminating fossil fuel reliance for electrical energy.

Electrified Mining Fleet: transitioning to fully electric haulage or waste conveying to reduce diesel emissions is being applied where practical initially, and the project is positioned to adopt additional opportunities and new power technology developments.

Minimal Water Footprint: innovative water management strategies, including an underdrainage system for non-contact water, multiple use and re-usage to support process requirements, and passive treatment methods when necessary.

Carbon Neutrality by 2038: strategic electrification, renewable energy adoption, and low-impact processing to achieve net-zero Scope 1 & 2 emissions well ahead of industry standards.

Responsible Land Use: avoiding impacts on cryogenic geoforms, minimizing project footprint, implementing ecological restoration, and maintaining biodiversity.

1 Skarn Associates Copper Mine GHG & Energy Curve, June 2025 dataset for the year 2030. E1 metric includes all GHG emissions from mine to refined metal. Skarn recommends E1 intensity as the most suitable metric for comparing operations, allowing SX/EW and concentrate producers to be evaluated on the same curve, at the same product boundary - refined copper cathode. Permission has been granted for this citation through Rio Tinto. McEwen’s estimates have not been verified by Skarn.

Sustainable Worker Accommodations: the Los Azules mine camp will feature a net-positive energy microgrid, designed to promote worker well-being, high energy efficiency, water reuse, and a minimal environmental footprint.

Worker Training: from education and internships to vocational training with the help of our partners, Los Azules has reached over 400 students and trained over 1,600 useful people in useful trades.

By leveraging cutting-edge technologies and sustainable practices, Los Azules is positioned to be a model for responsible copper production and an important contributor to the global clean energy transition.

Terms of Reference

The Qualified Persons (QPs) have prepared this Technical Report Summary under the assumption that all technical data provided by McEwen and its consultants were accurate and complete as of the effective date. No significant limitations were imposed on the scope of work, and the QPs exercised professional judgment in all interpretations and conclusions presented herein.

Qualified Persons and Sources of Information

This Technical Report Summary was prepared by Samuel Engineering Inc. and other consultants in collaboration with McEwen between 2024 and 2025 to declare Mineral Reserves for the Los Azules Project. The FS results and the Los Azules property are material to McEwen.

The conclusions, interpretations, and estimates contained herein are based on:

Information available at the time of preparation,

Data supplied by outside sources, and

Assumptions, conditions, and qualifications outlined in this report.

This report is intended to be read as a whole, as individual sections may not fully represent the context of the study. Each QP assumes responsibility only for the specific sections assigned to them, as detailed in Table 2.1 and does not assume liability for sections authored by other QPs.

The QPs believe the report complies with 17 CFR Part §229.1300 (S-K 1300) Standard Instructions for Regulation S-K subpart 1300 SEC S-K §229. 1304 and §229.601(b)(96) and meets the requirements of S-K 1300 as considered for a Feasibility Study (FS) level of study and reporting disclosure as defined in the regulations and supporting reference documents.

A summary of the Qualified Persons (QPs), as defined in NI 43-101, and their respective areas of responsibility is provided below.

Table 2.1: Summary of Qualified Persons
Areas of Responsibility	Qualified Person (QP)	Company	S-K 1300 Item No.
Property, Ownership, Surface Rights, Pricing and Contracts, Adjacent Properties	W. David Tyler, SME-RM	McEwen Copper Inc.	3 (except 3.10), 5 (except 5.6 and 5.7), 19.3.3, 19.3.4, 20.
Process, Metallurgy and Testing, Project Infrastructure, Project & Study Execution Market Studies, Capital and Operating Costs	James L. Sorensen, FAusIMM	Samuel Engineering	2, 4, 10, 14, 15 (except 15.4, 18.9, 15.10), 16.1, 16.2, 16.4, 16.7, 16.8, 18 (except 18.1.2 and 18.3.1), 21
Geology, Mineralization, Deposit Types, Exploration, Drilling	Luke Willis, P.Geo	McEwen Inc.	6, 7.
Resource Estimation, Sample Preparation, Analyses and Data Verification	Jeff Sullivan, PhD, FAusIMM	Consultores Recursos Minerales S.A. (CRM)	11, 12.
Mineral Reserve Estimate and Mining Methods	Gordon Zurowski, PE, MBA	AGP Mining Consultants	12, 13 (except 13.2.4 and 13.8), 18.1.3 & 18.3.1
Heap Leaching Design, Mine Rock Storage Facilities, Environmental Studies & Permitting	Bruno Borntraeger, P.Eng.	Knight Piésold Ltd.	3.10, 15.4, 15.10, 17 (except 17.2), 22.6
Pit Geotech	Nolberto Contador Villegas, RPE Chile	E-Mining Technology SA	13.2.4.
Hydrogeology, Pit Dewatering, Water Supply	Marcela Casini	B&W	16.8, 18.9
Geochemistry	Scott Effner, PG, SME-RM	Knight Piésold and Co.	17.2
Geohazards	Diego Marrero, MAusIMM (CP)	SRK	4.4.1
Economic Analysis	Steven Alan Pozder, PE, MBA	Samuel Engineering	19
Information relating to areas of responsibility for Sections	All	All	1, 2, 22, 23, 24, 25

Personal Inspections

In compliance with SEC SK-1300 disclosure requirements, multiple Qualified Persons have conducted site visits to Los Azules for technical verification.

Key site inspections include:

David Tyler (McEwen Copper) – Multiple visits (2022-2025) for project oversight.

James Sorensen (Samuel Engineering) – January 2024, focused on process design and infrastructure.

Luke Willis (McEwen Inc.) – Multiple visits (2022-2024) for project oversight.

Jeff Sullivan (CRM S.A.) – March 2024, reviewed drilling practices and sampling protocols.

Gordon Zurowski (AGP Mining) – Dec 2025, assessed mine design and geotechnical stability

Kirk Hanson (AGP Mining) – January 2024, assessed mine design and geotechnical stability.

Daniel Yang (Knight Piésold) – January 2025, evaluated open-pit geotechnical conditions.

Marcela Casini (B&W) – February 2025, conducted hydrogeological assessments.

Bruno Borntraeger (Knight Piésold Ltd. (KP)) – January 2023, evaluating leach pad site locations and assessing field-testing requirements for the geotechnical design of the leach pad and review of environmental conditions.

Scott Effner (Knight Piésold Ltd. (KP)) – January 2025, reviewed planned site facilities and drill core, and evaluated the geochemical characterization and geochemical modeling.

These inspections validate the technical basis of the Feasibility Study, ensuring compliance with industry best practices.

Property Description

Project Location

The Los Azules Project is a porphyry copper development project located in the Frontal Andes Cordilleran region of San Juan Province, Argentina, near the Chilean border, at approximately South 31° 05’25” latitude and West 70° 13’30” longitude. It lies approximately 80 km west-northwest of the town of Calingasta, situated approximately 294 km by road west of the provincial capital of San Juan (Figure 3.1).

The terrain elevation at the project site ranges between 3,200 mASL at the proposed camp location and up to 4,500 mASL on the highest peaks, with an average height of 3,600 mASL. The area is remote, lacking nearby towns, indigenous communities, or settlements, and existing public infrastructure requires improvements.

Access to the project is currently provided via 120 km of improved road, measured from the town of Villa Calingasta, suitable for pickup trucks, chassis trucks, and semi-trailers. The route includes two high-altitude mountain passes, Cabeza de León and La Totora, both located above 4,100 mASL. In the winter season, this route requires special maintenance to ensure the road remains clear, safe, and passable. Along the private mining road segment, which begins at kilometer 0 (Alumbrera), there are 14 river crossings. Planned improvements include road upgrades and the construction of a new access road that will connect the existing route to the project site via an alternative alignment through the Quebrada del Río Cerrado. All required easements are duly secured and properly established through their respective administrative resolutions (administrative acts of establishment).

2400000
2500000
6600000
6500000
6400000
CHILE
ARGENTINA
SAN JUAN
IGLESIA
Iglesia
RN 150
RN 40
RN 149
RP 431
RP 436
RP 406
RN 20
CALINGASTA
JÁCHAL
LOS AZULES PROJECT
Villa Nueva
Talacasto
Pachaco
Calingasta
La Alumbrera
ULLUM
CAPITAL
SAN JUAN
ZONDA
Barreal
POCITO
SARMIENTO
MENDOZA
LA RIOJA
SAN LUIS
LEGEND
Mining property
Los Azules project
National route
Provincial route
Project access roads
Future acces road easement by "Río Cerrado" (Filed)
0
50
100 km

Los Azules Project Coordinates:
POSGAR ´94, zone 2 coordinates system:
EAST: 2.385.085,78 m; NORTH: 6.562.468,85 m

WGS ´84:
Latitude: 31° 06' 25" South; Longitude: 70° 13' 25" West

McEWEN COPPER LOS AZULES

Figure 3.1: Project Location (Andes Corporación Minera SA 2024)

property and title in argentina

Mineral title laws in Argentina differ from those in the United States and Canada. Mineral rights are owned and regulated by provincial governments, separate from surface ownership. The Argentine Mining Code and supplemental provincial laws govern these rights, which are considered real property and may be sold, leased, or assigned to third parties commercially. Exploration permits (“Cateos”), and mining concessions (“Minas”) are key forms of mineral rights. These can be forfeited if minimum work requirements or annual payments are not met, though notice and an opportunity to remedy are typically provided.

Surface rights differ from mineral rights, and mining is deemed to be a priority public interest activity. Surface owners cannot prevent mining rights and properties from being granted or mining activities on their property blocked. Still, they are entitled to compensation for their land use and any damages. Mining concessions may impose easements, such as rights of way and land occupation, subject to the owner's compensation.

The provinces under the Mining Code regulate environmental and safety provisions. Before starting operations, applicants must submit an Environmental Impact Report (“Informe de Impacto Ambiental”, IIA) to the provincial mining authority. The IIA details the proposed activities, identifies potential environmental impacts, and outlines measures to mitigate those impacts. Approval of the IIA results in an Environmental Impact Statement (“Declaración de Impacto Ambiental,” (DIA)). If measures are inadequate, additional requirements may be imposed, and non-compliance may lead to suspending operations without prejudice to the mining title.

The Environmental Impact Statement (DIA) represents the formal approval of the IIA, issued as a ministerial resolution. The DIA confirms that the project has undergone rigorous review and complies with environmental standards, supporting its viability and sustainability. The DIA is a critical permitting milestone that provides the foundation for advancing feasibility, construction, and eventual operation.

On December 3, 2024, Resolution N° 805-MM-2024 approved the IIA for the exploitation stage of the Los Azules project. This resolution, processed under file number 1100-265-2023, affirms the project’s commitment to sustainable development and marks significant progress towards its subsequent phases.

Cateo

A cateo is an exploration permit that grants the holder a preferential right to obtain a mining concession for the same area but does not allow commercial mining. Cateos are measured in units of 500 ha, with a maximum size of 20 units (10,000 ha) per cateo and a limit of 400 units (200,000 ha) per person in a province.

The duration of a cateo depends on its area: 150 days for the first unit (500 ha) plus 50 days for each subsequent unit. After 300 days, holders must relinquish 50% of the area exceeding four units (2,000 ha). At 700 days, another 50% of the remaining area must be relinquished. At each stage, the land can be converted to one or more “Manifestaciones de Descubrimiento” (MD). Extensions may be granted for adverse weather or seasonal access restrictions.

Cateos are identified by a file number and awarded through provincial administrative processes, which can take up to two years. While pending approval, applicants may explore the area with the surface owner’s consent, and the relinquishment period begins 30 days after formal approval. If multiple parties apply for the same land, priority is given to the first applicant, except for areas released by prior owners, which are awarded by a blind drawing. The application must be submitted along with proof of provisional payment for the exploration fee, based on the number of measurement units requested. As per the 2025 San Juan Province Tax Law, the exploration fee is set at AR $68,826.67 per unit of measurement. Since each unit corresponds to 500 hectares, the total cost is calculated by multiplying this rate by the number of hectares requested.

Mina

To convert an exploration permit (cateo) into a mining concession (mina), part or all the cateo must first be declared as a Manifestación de Descubrimiento (MD) and then converted into a mina. Minas are mining concessions that allow for commercial mining. The area of a mina is measured in pertenencias, which represent individual ownership units. Conventional pertenencias are 6 ha each, while pertenencias for disseminated deposits cover 100 ha. Once granted, minas have an indefinite term, provided exploration, development, or mining activities continue and investment conditions set by the Mining Code are met. An annual canon fee of AR 135,111.20 (2025 rates) per pertenencia is required.

OWNERSHIP

McEwen Inc, incorporated in Colorado on July 24, 1979, is listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol MUX. Its head office is in Toronto, Canada. The company owns 46.4% of McEwen Copper, which holds a 100% interest in the Los Azules copper project in San Juan, Argentina, operated by Andes Corporación Minera SA (ACM), and the Elder Creek exploration project in Nevada, USA (Figure 3.2).

ACM, registered with Mendoza’s Dirección de Personas Jurídicas under Resolution #2025 (November 2, 2005), has maintained good legal and financial standing. In December 2024, ACM raised its capital from AR$15.95 billion to AR$66.56 billion, reflecting market growth and stability.

As of December 2024, ACM is wholly owned by Los Azules Mining Inc., a Cayman Islands company registered under Resolution #2281 (November 27, 2006), and holding 95,749,638 shares at AR$100 each. San Juan Copper Inc., another Cayman Islands entity (Resolution #2372, December 7, 2006), holds 592,919 shares, and McEwen Copper Inc., a Canadian corporation, owns 569,301,107 million shares, all valued AR$100 each. The Cayman Islands subsidiaries are in the process of being removed from the ownership structure, and in the future, ACM will be solely owned by McEwen Copper.

McEwen Copper Inc. is finalizing its registration in Argentina, as Article 123 of Law #19,550 requires.

McEwen cash advances totaling USD 5.1M to cover McEwen Copper’s operating expenses are now being incorporated into a secured loan. Evanachan LTD provided a USD 25M term loan to McEwen Copper as interim financing ahead of the next funding round.

Figure 3.2: Los Azules Ownership Structure as of Sep 24, 2025 (McEwen, 2025)

Mineral Rights

The Los Azules project comprises 22 registered and surveyed mines with up-to-date mining fees. These mines are shown in Figure 3.3.

Figure 3.3: Los Azules Project Mines (see Table 4.1 for legend) (Andes Corporación Minera SA 2025

Table 3.1 shows the main mining rights data and annual fees:

Table 3.1: Main Mining Rights Data and Annual Fee Andes Corporación Minera S.A. Mineral Claims Descriptions (values expressed in AR$)
	Mining Claim	File Number	Surface (ha)	Annual Mining Fee	Legal Status	Ad. Resolution	Registration Date
1	Agostina	1124.108-A-10	1.184,00	AR$ 1.621.334,40	Registered	55-DM-10	12/08/2010
2	Azul 1	520.0279-M-98	2.098,20	AR$2.837.335,20	Registered	75-DM-99	18/06/1999
3	Azul 2	520.0280-M-98	1320.00	AR$1.756.445,60	Registered	76-DM-99	18/06/1999
4	Azul 3	1124.121-A-06	166,76	AR$270.222,40	Registered	21-DRMyC-12	24/06/2012
5	Azul 4	1124.473-M-08	903,06	AR$1.351.112,00	Registered	60-DRMyC-13	16/10/2013
6	Azul 5	1124.119-A-09	3000	AR$4.188.447,20	Registered	56-DRMyC-10	12/08/2010

Table 3.1: Main Mining Rights Data and Annual Fee Andes Corporación Minera S.A. Mineral Claims Descriptions (values expressed in AR$)
	Mining Claim	File Number	Surface (ha)	Annual Mining Fee	Legal Status	Ad. Resolution	Registration Date
7	Azul Este	1124.186-A-07	2.372,48	AR$3.242.668,80	Registered	27DRMyC-13	24/04/2008
8	Azul Norte	1124.668-M-07	131,94	AR$270.222,40	Registered	57-DM-10	12/11/2010
9	Cecilia	1124.035-A-12	1.702,26	AR$2.432.001,60	Registered	27DRMyC-13	31/07/2013
10	Escorpio I	0153-C-96	168,81	AR$270.222,40	Registered	63-DRMyC-08	05/03/2008
11	Escorpio II	0154-C-96	1.991,00	AR$2.702.224,00	Registered	39-DM-07	24/09/2007
12	Escorpio III	0155-C-96	199,45	AR$270.222,40	Registered	15DRMyC-12	19/06/2012
13	Escorpio IV	425.213-C-03	3.500,00	AR$4.728.892,00	Registered	32-DM-05	29/07/2005
14	Gina	1124.168-A-10	1.762,99	AR$2.432.001,60	Registered	54-DM-10	12/08/2010
15	Marcela	1124.495-A-09	2.952,77	AR$4.053.336,00	Registered	61-DM-10	13/08/2010
16	Mercedes	0644-M-96	836,06	AR$1.216.000,80	Registered	66-DM-97	14/08/1997
17	Mirta	1124.0141-M-09	354,4	AR$540.444,80	Registered	42-DM-10	16/07/2010
18	Rosario	1124.169-A-10	1.768,44	AR$2.432.001,60	Registered	53-DM-10	12/08/2010
19	Sofia	1124.167-A-10	3.324,97	AR$4.593.780,80	Registered	70-DM-10	23/11/2010
20	Totora	414.1324-C-05	504,86	AR$810.667,2	Registered	51-DM-10	26/07/2010
21	Totora II	520.496-C-99	1.561,12	AR$2.161.779,20	Registered	55-DM-00	17/05/2000
22	Soberanía	259-299-6-84	179,66	AR$270.222,4	Registered	239-DM-86	14/07/2023

Under Argentina’s Mining Code, the Los Azules project includes the mining easements listed in Table 3.2 and Figure 3.4.

Table 3.2: Los Azules Project Easements
Claim	File	Legal Status	Ad.	Registration

				Resolution	Date
1	Exploration Access Road	519 0439-M-97	Granted	507-HCM-1999	28/6/1999
2	Southern access road	0680-M-96	Granted	332-CM-2017	7/11/2017
3	Northern Access Road	1124.218-A-2018	Granted	394-CM.2018	3/12/2018
4	Power Line	1124-.354-A-2018	In process	-	-
5	Candadito Camp	1124.660-M-12	Granted	334-CM-2022	19/10/2022
6	Surface occupation Illanes Mery property	1124.544-A-22	Granted	246-CM-2024	8/8/2024
7	Surface occupation Estomonte property	1124. 231-A-11	Granted	244-CM-2024	8/8/2024
8	Surface occupation Cortez Ángel Custodio property	1124. 673-A-23	In process	N/A	N/A
9	Surface occupation Landing strip	0680-M-96	In process	N/A	N/A

ARGENTINA
CHILE
LA RIOJA
SAN JUAN
MENDOZA
SAN LUIS
N
2370000
2380000
2390000
6570000
6560000
6550000
Rosario
Cecilia
Gina
Agostina
Azul 4
Azul Norte
Soberano
Azul 3
Escorpio III
Escorpio I
Totora
Sofia
Marcela
Escorpio II
Totora II
Escorpio IV
Mercedes
Mirta
Azul 2
Azul 1
Azul Este
Azul 5
To "Candadito" Camp Easement 51 Km
0
5
10 km
LEGEND
International border
Los Azules mining property area
Los Azules Project mines
Easements
Exploration access road
Southern access road
Northern access road
Rio Cerrado access road
Landing strip
Power line
Candadito camp
Surface occupation Estomonte property
Surface occupation Illanes Mery property
Surface occupation Cortez Angel Custodio property
Los Azules Project
Candadito Camp Easement
0
2.5
5 km

Figure 3.4: Mining Easements (McEwen 2025)

Probable Power Line and Principal Access Road

The Los Azules Project is assessing potential routes for new access roads and the electrical power line needed to supply the project. Multiple alternatives are under evaluation to optimize infrastructure and associated. The most robust to date is shown in Figure 3.5.

Figure 3.5: Projected Route of the Power Line and Access Road (McEwen 2025)

Legal Review and Opinion Report

This section is based on a legal review and opinion titled: “Incorporation and good standing status of Andes Corporación Minera S.A. (ACM) and its mining rights,” by attorney José Vargas Gei of Vargas & Galindez (V&G), dated July 21, 2025. The following conclusions were drawn from the V&G memorandum:

Mining Rights and Title Status

The Los Azules Project comprises 22 mining rights, duly granted and registered, covering a total surface area of 31,983.23 hectares. All rights have been officially surveyed, and the corresponding survey closure certificate has been issued without observations. Of these, seventeen concessions have already received final survey approval resolutions, while the remaining five, all of which have approved technical reports and favorable survey opinions, have been submitted to the Joint Boundary Commission between Argentina and Chile for validation of the international boundary.

In 2018, Andes Corporación Minera S.A. (ACM) filed an application (File No. 1124.553-A-2018) to consolidate the 22 Mining Rights into a single unified mining property. The purpose of this application is to recognize the mineralized zone as one geological, economic, and environmental unit, once all individual surveys have received final approval.

Ownership and Legal Compliance

Andes Corporación Minera S.A. (ACM) is the sole and exclusive owner of all Mining Rights comprising the Los Azules Project, holding full ownership, title, and interest in each concession. These rights have undergone legal review and are in good standing, free of liens, encumbrance, or claims. All properties have been properly surveyed in accordance with applicable mining regulations.

ACM’s Mining Rights are subject to the obligations established by the Argentine Mining Code, including payment of the annual canon. As of the date of this report, all corresponding payments have been duly made throughout the second half of 2025.

Status of Activation and Reactivation Plans:

In accordance with Article 225 of the Argentine Mining Code, the mining authority requested the submission and implementation of an activation and reactivation plan for the following mining permits: “Azul 1,” “Escorpio II,” “Escorpio IV,” and “Mirta.” ACM has duly submitted the required plans, which are currently being executed. As of the date of this report, the mining authority has not issued formal approval, nor has it provided any comments or requested modifications. ACM continues to submit updated progress reports every six months. The status of these four mining permits does not impact or alter ACM’s plans for the Los Azules Project. The plan commits ACM to begin the mine development by January 2028.

Investments:

ACM has invested over 300 times the annual canon requirement for the Los Azules project as a unit, meeting the minimum threshold under Article 217 of the Mining Code. A presentation of this investment was submitted to the mining authority in August 2023, with no objections or approvals issued to date, considering the Los Azules Project as a whole unit. In August 2023, ACM informed the mining authority of the total investment in the Los Azules Project, considering it a geological, economic, financial, and environmental unit. As of the date of this opinion, the mining authority has neither made observations on ACM’s presentation nor approved the fulfillment of the investment plan.

Environmental Compliance:

The seventh Environmental Impact Report for exploration, filed on March 17th, 2025, was approved by Resolution #410-MM-2025, of the Ministry of Mining of the province of San Juan.

In April 2023 the Environmental Impact Report for exploitation was filed, and approved by Resolution #805-MM-2024, of the Ministry of Mining of the province of San Juan.

Glacial and peri-glacial studies have been carried out by the consulting firm Mountain Pass Consulting and have been included in the Environmental Impact Report referred to above and in the Environmental Impact Report for exploitation stage. These studies have determined that the construction and production of Los Azules Project is not affected by the existence of glaciers, rock glaciers and permafrost. In addition, these studies have also been filed with the Provincial Council for Glacier Protection.

Legal Agreements and Royalties:

Pursuant to the agreement executed on June 20, 2003 between Ms. Dina Myriam Elizondo de Bosque and Mr. Hugo Arturo Bosque and MIM Argentina Exploraciones S.A. (assigned to ACM as per an agreement dated November 2, 2007), ACM shall have to pay USD 500,000 to Ms. Dina Myriam Elizondo de Bosque and Mr. Hugo Arturo Bosque 30 days after completion of the feasibility study of the Mining Rights 16 (Mercedes) and 17 (Mirta), as listed on Exhibit A; road easement (file #0680-M- 96); and road easement (file #520-0439-M-97).

Pursuant to a Transfer Agreement, dated October 16, 2014, entered between TNR Gold Corp., Compañía Minera Solitario Argentina S.A., Los Azules Mining Inc., ACM and McEwen Mining Inc.; ACM agreed to pay Compañía Minera Solitario Argentina S.A. a 0.4% net smelter return royalty in respect of Los Azules Project.

Exploration Rights

Andes Corporación Minera S.A. (ACM) is the operator of the mining right known as “Marisa I”, which grants the authority to conduct exploration and, in the future, exploitation over an area of 6,770 hectares. This right is independent from the Los Azules Project, although it borders its southern sector and includes within its boundaries the area designated for the planned airstrip of Los Azules. The location of Marisa 1 is shown in Figure 3.6.

ACM has made an agreement with the corresponding surface rights holder, thereby ensuring full availability of the area for the execution of the required activities. This circumstance consolidates a strategic block of surface and mining rights that strengthens the overall development of the Los Azules Project.

The origin of ACM’s right over Marisa I derives from a public and competitive bidding process carried out by the Provincial Institute of Mineral Exploration and Exploitation (IPEEM), an entity under the Government of San Juan, in which ACM was awarded the concession.

Figure 3.6: Location of Marisa I Relative to the Los Azules Project (Andes Corporación Minera SA, 2025)

Surface Rights and Access Agreements

Under Argentine law, mining rights, granted by provincial authorities, take precedence over surface rights, provided proper compensation or surety is offered. ACM may access and operate on mining properties regardless of surface ownership and may request easements when agreements are not reached.

On March 3, 2010, ACM acquired 18,000 hectares of surface rights from CCM S.A. with border zone approval granted by Resolution 907/2010. These rights are perpetual and allow infrastructure development, subject to environmental and construction permits.

In areas outside ACM’s direct ownership, ACM holds surface occupation easements with similar rights. Additionally, in August 2022, ACM secured a permanent agreement over 59.36 hectares with the owners of the La Totora property, covering 49.47 km of the exploration road and granting access, land use, and water rights essential to project operations.

Figure 3.7: Map of Mineral Claims (Minas), Easements (Servidumbres) and Surface (Superficie) Ownership (Andes Corporación Minera SA - 2025)

Approved Measurements:

Seventeen rights: Azul 1, Azul 2, Azul 3, Azul 5, Azul Este, Escorpio I, Escorpio II, Escorpio III, Agostina, Sofia, Marcela, Gina, Mirta, Cecilia, Soberania, Totora and Totora II have received final resolutions approving their measurements.

Pending Approvals:

The measurements of the remaining 5 rights (Mercedes, Escorpio IV, Azul 4, Azul Norte y Rosario) have been sent to be revised and approved by the national boundary commission (CONALI) because they are adjacent to the international border with Chile.

Mining Group Registration:

Once all measurements are approved, a resolution will formalize the Los Azules mining group (file No. 1124.553-A-2018), a process that the provincial authority has already initiated. Under Argentine law, the approval of these measurements is a prerequisite for constituting a mining group. Once approved, the state cannot deny the grouping option. Approved measurements are required under Argentine law to constitute a mining group. The formation of a mining group is an administrative tool to optimize management. Its absence does not impact on project execution but simplifies compliance with Article 217 of the Mining Code.

In summary, we can conclude that:

ACM is the sole owner and has good and valid legal title over 18,000 hectares of surface rights purchased from CCM S.A. on March 3rd, 2010 (see Exhibit C), free from any liens and encumbrances.

ACM has good and valid legal and beneficial title to the following easements (see Exhibit D), free from any liens and encumbrances:

File #520.0439-M-97: “Camino de Exploración” road easement

File #0680-M-96: “Camino Sur” road easement.

File #1124.218-A-18: “Camino Norte” road easement.

File #1124.660-M-12: “Candadito” camp easement.

File #1124.544-A-2022: Illanes Mery land occupation easement.

File #1124.231-A-2010: Estomonte A.G. land occupation easement.

ACM has requested the following easements, not yet granted:

File #1124.354-A-2018: power line.

File #0680-M-96: airstrip land occupation easement.

File #1124-673-23: Cortez, Angel Custodio land occupation easement.

File #1124.762-2024: “Río Cerrado” road easement.

ACM has all the necessary surface rights, easements, access rights and other necessary rights and interests over the land overlapping with the Mining Permits listed on Exhibit A, including leases, easements or rights of way, permits, real estate or licenses from landowners or government authorities required to conduct Los Azules Project as currently conducted.

Land Use Notes

No infrastructure is planned in the future released area of Escorpio IV, although ACM retains surface rights over that zone.

The north mine rock storage facility partially extends into the future Escorpio IV released area, which remains under surface rights held by ACMSA. This is permitted under Argentine law.

Small portions of the east and west diversion channels from the leach pad are similarly situated on ACM surface property outside the mining concession.

Los Azules Surface Rights

Under Argentine law, mining rights, granted by provincial authorities, prevail over surface rights, provided that the corresponding compensation or guarantee is granted.

ACM may access and operate on its mining concessions by virtue of existing mining easement rights, ownership of its own surface lands, and agreements entered with surface rights holders.

On March 3, 2010, ACM acquired 18,000 hectares of surface rights, duly recorded and registered in its name in the official records of the Province of San Juan. These rights are perpetual and enable the development of infrastructure, subject to the sectoral permits applicable to mining activities.

The main infrastructure of the Los Azules Project is entirely located on ACM’s own mining and surface rights. A large portion of its mining concessions are situated within ACM’s surface landholding. Those concessions located outside this area are secured by guaranteed mining easements encumbering the surface property of third parties, in accordance with the Argentine Mining Code and concessions granted by the provincial government of San Juan.

In August 2022, ACM entered into an agreement with the owners of La Totora surface rights (Campo La Totora), which includes the use of aggregates and grants rights of use and occupancy over 49.47 km of the exploration or access road, as well as 4.56 hectares corresponding to the area occupied by the service camp for the road known as “Candadito.”

In August 2025, ACM entered into an agreement with the holder of Cortez Monroy surface rights (Campo Cortez Monroy) (CCM S.A.) that includes the use of aggregates and grants rights of use and occupancy over:

The future airstrip proposed, now located wholly within the Cortez Monroy land and ACM land.

30 km of the alternative access road or southern road, whose alignment across third-party lands covers 59.69 km. The entire alignment is secured by a guaranteed and valid mining easement.

11.87 km of the exploration or access road, which, together with the agreement with the owners of La Totora land (Campo La Totora), complete 51.34 km of the total 78.97 km across third-party lands. The entire alignment is also secured by a guaranteed and valid mining easement.

An area located south of the project was also included in the agreement, adding a total surface of 12,823.33 hectares, thereby enhancing security and control over the surface rights adjacent to the Los Azules Project’s mining rights.

An illustration summarizing the above is presented below.

CHILE
N
Illanes Mery field
C.N. 16-20-670-160
Proyecto Los Azules
Estomonte A.G. field
C.N. 16-20-800-200
ACMSA field
C.N. 16-20-600-160
CCMSA land
Under agreement
Exploration road
Expte. 520-439-M-97
South road
Expte. 680-M-96
La Totora field
C.N. 16-20-520-310
Candadito camp
Expte. 1124-660-A-2012
Cortez Monroy S.A.
(CCMSA) field
C.N. 16-20-480-210
Río Valle Hermoso
Río Atutía
Río Los Manantiales
Río de Mendoza
Río Colorado
Río La Embarrada
Río Frío
Río de Araya
Río de las Leñas
Río de las Trojas
Río de la Totora
Río Verde
Río Potrerillos
Río de los Puquios
Río de las Salinas
Río de los Quiscos
Río Matancilla
Río Colorado
Río de la Pantanosa
Río del Yeso
0 5 10 km
LEGEND
Los Azules Project mining property block
Los Azules Project mines
CCMSA land under agreement
Estomonte A.G.field ocupation easement
Illanes Mery field ocupation easement
Candadito camp easement
Airstrip
Exploration road
South road
Surface fields:
ACMSA field
N.C. 16-20-600-160
Cortez Monroy S.A. field
(CCMSA)
N.C. 16-20-480-210
Estomonte A.G.field
N.C. 16-20-800-200
Illanes Mery field
N.C. 16-20-670-160
La Totora field
N.C. 16-20-520-310
River

Figure 3.8: Easements (Andes Corporación Minera SA - 2025)

ROYALTIES AND RETENTIONS

The property is free of outstanding royalties, payments, or encumbrances, except for:

A one-time payment of USD 500,000 to D Elizondo and H Bosque upon delivery of a feasibility study.

A 3% royalty charged by San Juan Province, based on the “mine head value” (sale price minus select costs such as transportation, processing, administration, smelting, and refining). However, since July 2011, this calculation has shifted to a taxable base on gross sales without deductions, applied through direct agreements with mining companies rather than legislation. Up to 70% of this provincial mining royalty revenue can be offset to repay the investment in “public utilities” as declared by the provincial legislature. The investment in the electrical interconnection to the national grid and the mining access road are expected to meet the requirements as they will improve regional connectivity and strengthen energy reliability, and the road will improve border control.

Additionally, TNR Gold Corp holds a 0.4% net smelter return (NSR) royalty on the project, and McEwen holds a 1.25%.

BACK-IN RIGHTS

There are no back-in rights.

ENVIRONMENTAL LIABILITIES

Wetland Disturbance:

Seasonal livestock grazing ("veranadas") originating from Chile, primarily involving large herds of goats, has led to reduced vegetation cover, caused erosion along streambanks, and alterations to surface drainage caused by soil compaction. This situation was disclosed in the approved Environmental Impact Report for the project and is classified as a pre-existing activity, unrelated to mine operations. Accordingly, it is reported as such in the biodiversity environmental monitoring reports.

Infrastructure works are expected to affect approximately 201 hectares of wetlands, representing a significant environmental impact. This impact was disclosed in the project's Environmental Impact Report and has been approved by the provincial mining authority.

To mitigate the identified impacts, the company submitted an environmental compensation plan, which is currently under implementation. At the time of this report, and with the collaboration of the National University of San Juan, scientific research is underway in wetland areas to collect the relevant data and biologic material required for the execution of the compensation plan.

PERMITTING REQUIREMENTS

Argentine laws differentiate prospecting, exploration, and exploitation activities. Exploration includes mapping, sampling (including bulk samples), geophysics, trenching, and drilling, whereas mining involves all socio-economic activities to extract resources.

Mining activities require a range of permits, the most critical of which are environmental permits. Environmental protection regulations are established in Law No. 24,585 (Mining Environmental Protection Law, 1995) and in Title Thirteen of the Mining Code, while in the Province of San Juan these provisions are further regulated by Provincial Decree No. 007/2024. The federal government sets forth Minimum Environmental Protection Standard Laws (MEPSLs), which apply nationwide, while provinces are entitled to enact stricter local regulations.

Permits Requirements by Project Phase

The primary permit for the exploration and exploitation at Los Azules is the Environmental Impact Statement (Declaración de Impacto Ambiental or DIA), which must be updated biannually with the provincial mining authority. An Environmental Impact Report (Informe de Impacto Ambiental or IIA) must be submitted for each project phase: prospecting, exploration, and exploitation (including mineral processing, transportation, and marketing).

Exploration Stage Permits:

McEwen currently continues exploration activities on their property. Exploration permits have appropriately been issued.

Initial approval: Resolution No. No. 294-SEM-2010

Updates: Resolution Nos. 250-MM-2012, 276-MM-2014, 305-MM-2016, 1269-MM-2018, 317-MM-2021 (amended by 352-MM-2021) and 408-MM-2024.

Exploitation Stage Permits:

The exploitation stage's Environmental Impact Statement (DIA) has been granted under Resolution No. 805-MM-2024. This permit enables the project execution stage.

The company is in compliance with the requirements set forth in the Environmental Impact Statement (DIA) for the exploitation phase of the Los Azules Project (Resolution No. 805-MM-2024). However, it has submitted technical and legal observations regarding four specific matters: the management of water with potential acid drainage, the application of extreme seismic standards to the leach pads, the requirement for protective structures and seismic criteria for waste dumps, and the inclusion of a financial contribution associated with a social trust.

In this context, ACM has initiated a dialogue with the provincial authorities with the aim of reaching a mutually agreed resolution, in line with its commitments to sustainability and corporate social responsibility.

Several key operational permits are required in addition to the DIA. McEwen has a clear roadmap for securing these approvals, with no identified fatal flaws or significant risks.

Water Concession

The process for obtaining water use rights both for human consumption and mining purposes is structured in two stages:

Aquifer Assessment: Initiated on September 20, 2024, and already completed through drilling activities, pumping tests, and the submission of technical reports to the competent authority.

Concession Application: Initiated on July 15, 2025, this stage includes a technical evaluation and studies on the hydrological suitability of the source aquifer, as well as a comprehensive water balance analysis.

Although the applicable legislation does not establish a statutory timeframe for this process, based on comparable cases, the concession is expected to be granted during the third quarter of 2026.

The administrative files related to the Los Azules water concession are as follows:

Mining use: File No. 506-2719-2024-DH – requested flow: 227 L/s

Population use: File No. 506-2720-2024-DH – requested flow: 17.2 L/s

The average projected consumption of water: 159 L/s.

Power Line

The permitting process for the power line involves both national and provincial authorities and is expected to take a minimum of one year. The Los Azules Project has completed the basic engineering design and technical studies for the proposed works and technical specifications for bidding process, along with the environmental documentation required for submission to the relevant provincial authorities.

Definitive Access Road

The existing access road is suitable for initiating early work. The company has completed basic engineering for proposed upgrades which are currently under evaluation by the provincial technical authorities. The technical specifications for the bidding process have also been completed.

Other Sectoral Permits

Environmental authorizations (archaeological surveys, flora/fauna studies)

Infrastructure and safety approvals (camp facilities, fire protection, healthcare, catering)

Hazardous materials management (fuel storage, waste disposal, effluent discharge)

Construction permits for civil works.

McEwen actively manages these processes, ensuring all permitting milestones align with the project timelines.

PERMITTING REGULATIONS

The Los Azules project is subject to five key regulatory frameworks: environmental, mining, hazardous waste, health and safety, and the Mining Investment Law.

Environmental Regulations

Environmental regulations stem from four sources:

Mining-specific environmental provisions in the Mining Code.

Federal laws, including Minimum Environmental Protection Standard Laws (MEPSLs).

Provincial regulations supplementing MEPSLs.

Additional local laws that align with or exceed MEPSL standards.

Failure to comply may result in fines, work suspensions, or mine closure, but does not impact concession ownership.

Mining Regulation

The Mining Code (National Law No. 1919) and Provincial Law No. 688-M govern mineral acquisition, exploitation, and use. San Juan also applies National Law No. 24585 for environmental protection in mining.

Hazardous Waste Regulation

National Law No. 24.051, adopted by San Juan province, regulates hazardous waste management, including generation, handling, transportation, treatment, and disposal.

Health and Safety Regulation

Two national laws govern workplace health and safety:

Law No. 19.587 (1972) and regulated by National Decree N° 351/1979: focuses on technical standards and preventive measures, requiring employers to establish Occupational Health, Safety, and Medicine services. Mining-specific regulations were added in 2007.

Law No. 24.557 (1995): requires companies to contract a Work Accident Insurance Company (ART) to manage risk prevention, report accidents, and repair damages from workplace incidents.

Mining Investment Law

Law No. 24196 allows companies to establish special accounting provisions for environmental preservation. Up to 5% of material extraction costs can be deducted annually for income tax purposes.

Archaeological Sites

Archeological sites are managed by the San Juan Ministry of Culture. Permits for site removal require a detailed work plan prepared by qualified professionals and submitted one year in advance. Permits typically take two months for approval and must include a site map.

GLACIER ENVIRONMENTAL PROTECTION

In 2010, Argentina enacted National Law No. 26,639, a Minimum Environmental Protection Standard Law (MEPSL) aimed at safeguarding water resources stored in glaciers, explicitly prohibiting activities that may affect them. In compliance with this legal mandate, glaciers across Argentina, and specifically in the Province of San Juan, were inventoried by the Argentine Institute for Snow Research, Glaciology and Environmental Sciences (IANIGLA). These glaciers have been fully considered in the project’s infrastructure planning and will not be impacted.

The Province of San Juan enacted its own Glacier Protection Law (Law No. 1076_L), which partially diverges from the national regulation in its technical definitions and carried out a provincial glacier inventory. The cryoforms inventoried by the province do not differ from those in the national registry and, therefore, have likewise been accounted for in the project’s infrastructure planning. As such, they will not be affected.

Project Key Findings and Compliance:

No uncovered or “white glaciers” (ice glaciers) exist on the Los Azules property, but several small cryogenic geoforms identified as “rock glaciers” have been mapped.

The company fully complies with national and provincial glacier protection laws.

A provincial inventory confirmed that exploration activities at Los Azules have not impacted the rock glaciers.

Future exploration and mine development will avoid affecting mapped rock glaciers.

The water contribution and storage capacity of rock glaciers are currently being evaluated and will continue to be assessed.

Audits and Monitoring:

In March 2013, a multi-agency environmental audit led by the Provincial Government found no adverse impacts, confirming McEwen Copper’s compliance with provincial glacier protection laws.

In 2016, the Provincial Government initiated an inventory of glaciers in San Juan to assess potential impacts or constraints on mining development, though the report remains unpublished.

ACMSA conducts annual monitoring in compliance with environmental regulations and the commitments in the Exploration EIA.

ENVIRONMENTAL BASELINE STUDIES

Between 2007 and 2012, Ausenco Vector conducted environmental baseline monitoring and data collection on:

Surface and groundwater flow and quality

Soils

Flora and fauna

Archeology

Weather conditions

Cryogenic geoforms

Since 2011, Dr. Andres Meglioli, of Mountain Pass LLC, has been monitoring cryogenic geoforms in the project area (Meglioli, 2025).

Beginning in 2013, under the National University of San Juan through the Institute of Hydraulic Research and senior biologists Juan C. Acosta and Hector J. Villavicencio, the institute has collected baseline data on surface and groundwater conditions, flora and fauna, as well as additional studies on the vegas, including a compensation proposal. These studies remain under contract with McEwen.

Additionally, the company studied the wetlands in the project area, locally known as “vegas.” As part of the Environmental Impact Report (IIA) for the exploitation phase of the Los Azules project, approved in 2024, a technical report on environmental compensation related to wetland impacts was submitted. The National University of San Juan is currently conducting scientific studies on the vegas to obtain technical data relevant to the environmental compensation plan.

In late 2017 and throughout 2018, McEwen, consultants, and specialists conducted full-year baseline studies for fauna, flora, and hydrology.

In 2022, additional environmental baseline studies were undertaken to support the completion of the Environmental Impact Report (IIA) for mine exploitation. This report was submitted in 2023 and approved in December 2024.

Since 2022, the project’s physical and biological environment has been continuously monitored and maintained. Currently, the results of these monitoring activities (2023-2025) are being integrated into the environmental baseline for the development of the first biennial update of the Environmental Impact Report (IIA).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to Los Azules is via provincial routes and mining easements granted under Argentine law. The primary access to the project from Villa Calingasta is via Provincial Route No. RP 437, which connects to RP 406 at La Alumbrera, covering approximately 25 km. From La Alumbrera, the Exploration Road begins, extending 87 km to the project site. This route crosses the Calingasta River and follows the Arroyo de la Totora, passing through Cuesta del Gringo, La Totora, Concontita, and Cabeza de León before reaching the Embarrada camp at the project site. The Los Azules camp is located approximately 5 km east of Embarrada.

The Exploration Road provides access to the site, typically snow-free from October until May. The Exploration Road was successfully kept open during the 2023 winter season using conventional earthmoving equipment. The Exploration Road is covered by a mining road easement (file No. 520-0439-M-97) and is maintained by ACMSA, who is responsible for its upkeep and signage. The road was upgraded in 2022-2023 to accommodate larger vehicles and improve safety. It will continue to serve as the primary access route and support infrastructure, such as the incoming high-voltage powerline, once the project moves to the execution phase.

Improvements planned for the Exploration Road are described in Section 15.2. The road design complies with Argentine and international road safety standards and is currently under the permitting process.

An alternative Southern access route begins at Barreal in Calingasta and follows Provincial Route No. 400 to La Junta before continuing west and then northwest along a third-party easement issued to Glencore for the El Pachón project (file No. 156.424-C-72). The road follows the La Pantanosa River, Colorado River, Los Piuquenes River, Arroyo Verde, and Las Salinas River before reaching Los Azules. The total distance from Barreal to Los Azules is approximately 240 km. This route is traversable as an emergency route to site for smaller vehicles, however improvements are not included in the Feasibility Study.

Climate and Seasonal Constraints

The Los Azules project area experiences a high-altitude climate strongly influenced by the South Pacific Subtropical High-Pressure System, which results in clear skies, low humidity, and prevailing winds from the west and southwest. The region exhibits a strong climatic gradient due to its Andean location, with precipitation decreasing from west to east as elevation declines.

A detailed climatic assessment was conducted as part of the Knight Piésold (KP) study for the Environmental Impact Report (IIA) (KP, 2023). This study incorporates long-term meteorological data from on-site weather stations and regional climate datasets to support hydrological modeling, mine infrastructure design, and operational planning.

Since the Knight Piésold climate report in 2023, McEwen has continued refining the climatic characterization of the project area through the installation of additional meteorological stations (Antena and Norte) in 2023 and ongoing data collection. In 2024, BW Hidrogeología y Medioambiente SRL (BW)

released the report "Estudio de evaluación del recurso hídrico subterráneo – Etapa de Factibilidad" (BW, 2024a), which provided updated meteorological information with a specific focus on characterizing the water resource and supporting the hydrogeological model. The climatic dataset is continuously updated, improving the overall understanding of site conditions over time.

Meteorological Stations

Climate data for the Los Azules project is derived from three meteorological stations installed within the project area, supplemented by regional data from government and private monitoring networks. These stations continuously record temperature, wind speed and direction, precipitation, relative humidity, solar radiation, and barometric pressure. The strategic positioning of these stations enables accurate analysis of climatic trends and water balance modeling.

The key meteorological stations include:

El Calderón Station (near the project site, strategic for hydrological studies).

Los Azules Station (on-site, providing direct operational climate data).

Vega Station (located in lower areas, contributing to regional climate assessment).

Data from these stations, as analyzed in the KP study, provide insights into the climatic conditions that affect mining operations, infrastructure, and water management strategies.

Temperature

The project site at Los Azules has a cold climate, with an annual average temperature of 2.75°C. Summer temperatures can reach a maximum of 23.3°C (January), while winter temperatures can drop to -24.3°C (July). The mean summer temperature is approximately 9.2°C, whereas winter averages around -3.6°C.

Precipitation

Annual precipitation at Los Azules averages 220 mm, primarily occurring as snowfall due to the site's high elevation. Winter precipitation is associated with frontal systems moving in from the Pacific, with the heaviest snowfall occurring between May and August. Summer precipitation is rare and typically occurs as isolated convective storms, with occasional snow or sleet.

Atmospheric Pressure & Humidity

The mean atmospheric pressure at the site is 681.83 hPa, consistent with high-altitude conditions. The relative humidity averages 32.28%, with the highest values occurring in winter when snowfall increases moisture levels. The summer months experience lower humidity due to limited precipitation and intense solar radiation.

Wind Patterns

Winds at Los Azules predominantly originate from the north and southwest, with an average annual wind speed of 10.54 km/h. Wind speeds peak at 52.2 km/h, with occasional gusts reaching 102.96 km/h, particularly during frontal weather events.

Solar Radiation & Evapotranspiration

Due to its high elevation, the site receives strong solar radiation, with annual average values of 256 W/m². The highest solar radiation occurs in summer, reaching a peak of 1423 W/m² in January. Evapotranspiration follows seasonal trends, peaking in December and January, and decreasing significantly in winter. Solar power opportunities are being considered in building designs but have not yet been finalized for inclusion in the current work.

Operating Season

Due to limited winter access and appropriate all-season accommodations, the current exploration field season at Los Azules typically runs from October to May. However, once in operation, the project will run year-round, supported by enhanced infrastructure, winter road maintenance, and logistical planning to ensure continuous access and supply reliability.

Local Resources and Infrastructure

The Los Azules Project area is remote, with no pre-existing regional infrastructure within the immediate project footprint. There are no nearby towns or settlements. Exploration infrastructure currently supports project activities, including temporary two-person camps located within the development area. Development of permanent site infrastructure, such as access roads, power supply, and water management, is planned and detailed in Section 15.

Available Personnel

The nearest population center is Villa Calingasta, a historic mining town formerly supported by alum extraction and gold mining at the Casposo mine. While mining is no longer a dominant economic activity, remediation programs led by the United Nations Development Program (UNDP) and other national and international entities have addressed environmental liabilities from past mining operations.

As of the 2022 national census (INDEC), the Calingasta Department had a population of 11,034, of which 4,462 are economically active. The local economy is now centered on agriculture (primarily apple and walnut orchards), public services, and small-scale industries. Other economic activities include:

Timber and vegetable production

Wood manufacturing

Cider production

Tourism (hotels, restaurants)

Commercial services and retail

Public sector employment (border police, health, safety, education)

The availability of skilled mining labor in the local area is limited. A portion of the operational workforce, particularly in specialized technical and supervisory roles, is expected to need to be sourced from other regions in San Juan Province or nationally. Local community members may be eligible for employment in support services such as maintenance, security, and camp operations. Many of the community members are supportive of employment that will keep their family members living in the province.

Through a cooperative program with the contractors executing the exploration programs at Los Azules, the Project has executed eight programs and trained 440 residents of the Calingasta Department in exploration drilling, hospitality, surveying, long-distance driving, heavy equipment operation, solar panel installation, construction quality control, project document control, electrical system maintenance, and best practices in agricultural irrigation.

In addition, the McEwen Copper has delivered a course on mining to local teachers taught by professionals from the Los Azules team. The course was approved by the Ministry of Education and provided attendees with an official certification of completion. McEwen Copper also supports the General Savio mining school in Calingasta through internships for professional practice and educational trips to conferences.

Future plans include using simulators to train mining equipment and plant operations staff from the local workforce on-site and in San Juan.

Power

There is currently no grid-connected power at the Los Azules site.

In May 2025, McEwen Copper and YPF Luz signed a Memorandum of Understanding (MOU) outlining the framework for long-term power supply to the Project. The agreement includes the construction of a new substation at Calingasta and the development of a transmission line from the substation to the project site. Power will be supplied at a negotiated rate of $0.064/kWh under a minimum 15-year term, with an investment recovery mechanism established between the two parties.

The power infrastructure will be designed and constructed by YPF Luz, with operations and maintenance responsibilities defined in a forthcoming Power Purchase Agreement (PPA). Construction is expected to begin in Q1 2027, with commissioning planned for Q4 2028, prior to the start of operations.

Permitting for the transmission corridor is currently in progress, and environmental assessments have been approved. For additional information on power infrastructure, refer to Section 15.3 – Power Supply to Los Azules.

Water

Surface water within the property is currently sufficient to support McEwen’s exploration activities. FS-level Hydrological studies by B-W have evaluated both short and long-term water needs for the Project.

During the early years of operation, pit dewatering will provide sufficient water to meet site demand. Water requirements are projected to increase to 108 L/s by year 5 of operations. Dewatering flows are expected to meet this demand initially, supplying up to 116 L/s. From year 5 onward, dewatering output is projected to decline gradually, from approximately 100 L/s to 64 L/s, becoming insufficient to meet full operational demand.

To supplement future supply, additional water will be sourced from identified groundwater reserves in the Rio de las Salinas and Embarrada subbasins. A water balance model supports the feasibility of these sources and the long-term sustainability of supply. The water concession application has been made to the Hydraulic Department and is expected to be obtained by Q1 2026.

For additional details, see Section 15.9 – Water Supply.

Topography, elevation and vegetation

The Los Azules Project is in a broad valley formed by faulting and glaciation, flanked by steep ridges to the east and west. The deposit is centered on the La Ballena ridge, a low NNW-SSE trending ridge. The rugged terrain ranges in elevation from 3,200 to nearly 4,500 mASL, with sparse vegetation absent at higher elevations.

Vegetated Areas and Water Features

Long, narrow vegetated areas (“vegas”) occupy valley floors on both sides of La Ballena. These vegas are sustained by spring water, snowmelt and groundwater, with standing water levels at approximately 3,600 mASL. Springs are observed at:

~ 3,790 mASL upstream of the vegas on the west side of La Ballena.

~ 3,800-3,900 mASL along the eastern flank of the Cordillera de la Totora.

The vegas feed the Rio La Embarrada, which flows west to join the Rio Frio to the west and eventually the Rio de las Salinas, a tributary of the San Juan River.

Surface Cover

The deposit area is covered by glacial debris (moraines) and scree, with deposits exceeding 80 m in thickness in some areas. The cover on La Ballena ridge is thinner, starting at 10 m.

No “white glaciers” (classic ice glaciers) are present within the project area. Nearby rock geoforms that may have some embedded ice have been identified, typically above the 3,900 mASL elevation, but will not be impacted by the Project’s exploration or development activities. The project site facilities layouts and locations for the life of mine operations were made to avoid any impacts to these features.

Geohazards

The Los Azules Project is in a high-altitude Andean setting and is exposed to significant natural geohazards. These include rockfalls, landslides, and snow avalanches, which pose considerable risks to infrastructure integrity, personnel safety, and long-term operational continuity. In response, SRK Consulting (Argentina) S.A. conducted a comprehensive geohazard assessment between 2024 and 2025. This work supports site optimization and engineering design and is considered material to the project’s Feasibility Study due to its relevance to risk reduction and cost-efficiency.

The Los Azules Project is situated in a high-altitude sector of the Andes, within a geomorphologically complex region subject to multiple natural geohazards. Dominant hazard types include rockfalls, landslides, and snow avalanches. SRK Consulting (Argentina) S.A. undertook a comprehensive geohazard characterization campaign during 2024 and 2025. This work, integrating terrain analysis, hazard mapping, and site-specific risk modelling, is considered a material input to the feasibility study given its implications for infrastructure siting, risk-informed engineering design, and overall project risk and cost.

Risk Assessment of Project Infrastructure

The assessment covered 18 infrastructure components defined within the site layout. SRK applied an integrated methodological approach that combined satellite-based remote sensing, geospatial desktop analysis, and targeted field reconnaissance. Analytical tools included high-resolution optical imagery, digital elevation models (DEMs), and GIS-supported hazard mapping, which delineate geomorphological features, classify slope angles and orientations, and identify potential hazardous propagation corridors associated with gravitational processes. Field campaigns conducted in January 2025 validated remote interpretations, confirmed the spatial extent of active and relict hazard features, and refined the susceptibility models with field-verified observations.

Geohazard susceptibility was assessed using a structured Qualitative Risk Matrix adapted from the framework established by the Inter-American Development Bank (BID, 2019). This matrix incorporates six evaluative dimensions: occupational health and safety, environmental impact, structural damage to physical assets, financial implications, operational continuity, and reputational exposure. Each principal hazard type (rockfalls, landslides, and snow avalanches) was evaluated by integrating estimated likelihood of occurrence with the projected magnitude of consequence. The resulting risk scores were classified into discrete categories: Low (1–7), Medium (8–17), and High (18–25), supporting a risk-informed prioritization of mitigation strategies and guiding the optimization of infrastructure design.

Key Geohazard Findings

Several infrastructure components were classified within the high-risk category, most notably the Regeneration Camp, Embarrada Camp, Secondary Crusher, and the Truck Shop and Support Facilities (Table 4.1). These assets were situated within or immediately adjacent to active avalanche corridors and geomorphologically unstable slopes, resulting in consistently elevated risk scores across multiple hazard types. In contrast, other installations (such as access roads, operational pads, and ore stockpiles) exhibited a wider range of risk levels, primarily governed by local topographic variability, human occupancy patterns, and the degree of exposure to delineated hazard zones.

Table 4.1: Risk Assessment of Project Infrastructure using the Qualitative Risk Matrix
Infrastructure	Landslides	Rock Falls	Avalanches
	Risk Assessment	Risk Assessment	Risk Assessment
Secondary Crusher	22 (H)	22 (H)	21 (H)
Regeneration Camp	19 (H)	23 (H)	21 (H)
Truck Shop and Facilities	19 (H)	19 (H)	21 (H)
Embarrada Camp	18 (H)	18 (H)	21 (H)
Overland Conveyor	17 (M)	22 (H)	17 (M)

Primary Crusher	17 (M)	17 (M)	21 (H)
Diversion Channel Leach Pad	8 (M)	23 (H)	8 (M)
Main Electrical Substation	14 (M)	2 (L)	21 (H)
Final Leach Pad	6 (L)	13 (M)	13 (M)
PLS, emergency and refined Pond	6 (L)	9 (M)	15 (M)
Agglomeration Area	10 (M)	17 (M)	1 (L)
Leach Pad – Phase 1	6 (L)	8 (M)	13 (M)
Overburden Stockpile	4 (L)	9 (M)	11 (M)
Los Azules Camp	2 (L)	15 (M)	3 (L)
Stockpile Primary	2 (L)	6 (L)	11 (M)

Mitigation measures and risk reduction

To mitigate geohazard risks, SRK recommended a combination of structural and non-structural measures. Where residual risks exceeded acceptable thresholds, particularly at Regeneration Camp and Embarrada Camp, strategic relocation was proposed, including the complete relocation of Regeneration Camp and the partial relocation of Embarrada Camp within its current footprint, a measure that has already been incorporated into the project layout. Likewise, the crushing systems were moved further from the areas of greatest impact into the Rio Embarada valley.

Structural interventions include dynamic rockfall barriers and snow control infrastructure covering approximately 280 hectares, distributed across various sectors of the project site. These systems comprise avalanche fences and diversion structures to mitigate mass movement hazards. Complementary measures included slope clearing, targeted earthworks, and drainage berms. In parallel, a monitoring system was proposed to provide early warning capabilities and support adaptive risk management. A post-mitigation reassessment confirmed that most infrastructure elements reached acceptable residual risk levels (Low to Medium), validating the proposed mitigation strategy (Table 4.2).

Table 4.2: Risk Reassessment of Project Infrastructure using the Qualitative Risk Matrix.
Infrastructure	Landslides	Rock Falls	Avalanches
	Risk Assessment	Risk Assessment	Risk Assessment
Regeneration Camp	10 (M)	18 (H)	18 (H)

Table 4.2: Risk Reassessment of Project Infrastructure using the Qualitative Risk Matrix.
Infrastructure	Landslides	Rock Falls	Avalanches
	Risk Assessment	Risk Assessment	Risk Assessment
Truck Shop y Facilities	10 (M)	10 (M)	10 (M)
Secondary Crusher	6 (L)	6 (L)	10 (M)
Embarrada Camp	5 (L)	6 (L)	10 (M)
Primary Crusher	6 (L)	6 (L)	6 (L)
Overland Conveyor	6 (L)	6 (L)	3 (L)
Leach Pad - Phase1	1 (L)	1 (L)	13 (M)
Final Leach Pad	1 (L)	1 (L)	13 (M)
PLS, emergency and refined Pond	1 (L)	3 (L)	10 (M)
Ultimate Pit	1 (L)	1 (L)	10 (M)
Agglomeration Area	1 (L)	6 (L)	1 (L)
Diversion Channel Leach Pad	1 (L)	1 (L)	8 (M)
Stockpile Primary	1 (L)	1 (L)	7 (L)
Overburden Stockpile	1 (L)	1 (L)	7 (L)
Old Los Azules Camp	1 (L)	6 (L)	1 (L)
Main Electrical Substation	1 (L)	1 (L)	6 (L)
Low Grade Ore Stockpile	1 (L)	1 (L)	2 (L)
North Waste Rock Dump	1 (L)	1 (L)	2 (L)

Future work

Further refinement of mitigation strategies will be undertaken during the detailed engineering phase using quantitative modelling tools (such as RAMMS for dynamic snow avalanche simulation and RocFall for rockfall analysis). In parallel, SRK recommends the implementation of a dynamic geohazard risk management framework that integrates real-time monitoring data with formal hazard governance protocols. This system will support continuous risk reassessment and contribute to the long-term safety, adaptability, and operational resilience of the Project.

Availability of Area for Mine and Processing Facilities

All facilities and permanent infrastructure considered in this Feasibility Study (FS) are located within areas where Andes Corporación Minera S.A. (ACMSA) holds both mining and surface rights or has secured the necessary easements. A mine rock storage facility is on mining rights and only partially on ACM controlled surface rights. Use of this surface for the facility is covered by a use agreement with the surface owner.

The proposed Site General Arrangement for key project facilities is presented below in Figure 4.1, and is further detailed in Sections 13 (Mining Methods), 14 (Processing & Recovery Methods), and 15 (Infrastructure).

Figure 4.1: Los Azules Project Site General Arrangement (SE, 2025)

History

Early Exploration

Prior to the 1980s, the western portion of San Juan Province, including the Cordillera Frontal, Andean Cordillera, and particularly the Los Azules region, remained largely unexplored from a geological and mineral potential perspective. The only active project at the time was El Pachón, a copper-molybdenum porphyry deposit located 100 km south of Los Azules, now owned by Glencore and in advanced exploration.

In the early 1980s, private and government initiatives, including airborne imagery surveys and mule-supported field reconnaissance, identified several color anomalies, indicative of hydrothermal metal-bearing alteration systems. Recognizing the region’s potential, the San Juan Government, through the Instituto Provincial de Exploraciones y Explotaciones Mineras (IPEEM), applied for several "Áreas de Reserva". These covered high-altitude areas of geological interest, including Rincones de Araya, Calderón, Calderoncito, El Altar-Río Cenicero, and Cerro Mercedario. These areas were later auctioned for mining exploration.

During the 1985-1986 field season, reconnaissance mapping and surface geochemical sampling by provincial authorities identified anomalous arsenic, silver, and copper values in the Rincones de Araya and La Coipa regions, west and south of Los Azules.

By 1994, following a Thematic Mapper (TM) imagery study, Battle Mountain Gold (BMG) and Minera Andes S.A. (MASA) applied for exploration concessions in the Los Azules region as part of their gold exploration programs. In March 1995, BMG initiated exploration, identifying several alteration zones associated with extrusive volcanics, lithocaps, and porphyry-type rock assemblages. Preliminary rock chip samples returned sporadic gold values of 0.3–0.5 g/t and anomalous copper values.

Between 1998 and 1999, BMG completed 24 drill holes totaling 5,681 meters, identifying widespread hydrothermal alteration. Geophysical work included magnetometry, induced polarization (IP), and resistivity surveys. No metallurgical testing was conducted during this period.

Discovery and exploration

Prior to the 1980s, the western portion of San Juan Province, including the Cordillera Frontal, Andean Cordillera, and particularly the Los Azules region, remained largely unexplored from a geological and mineral potential perspective. The only active project at the time was El Pachón, a copper-molybdenum porphyry deposit located 100 km south of Los Azules, now owned by Glencore and in advanced exploration.

In the early 1980s, private and government initiatives, including airborne imagery surveys and mule-supported field reconnaissance, identified several color anomalies, indicative of hydrothermal metal-bearing alteration systems. Recognizing the region’s potential, the San Juan Government, through the Instituto Provincial de Exploraciones y Explotaciones Mineras (IPEEM), applied for several "Áreas de Reserva". These covered high-altitude areas of geological interest, including Rincones de Araya, Calderón,

Calderoncito, El Altar-Río Cenicero, and Cerro Mercedario. These areas were later auctioned for mining exploration.

During the 1985-1986 field season, reconnaissance mapping and surface geochemical sampling by provincial authorities identified anomalous arsenic, silver, and copper values in the Rincones de Araya and La Coipa regions, west and south of Los Azules.

By 1994, following a Thematic Mapper (TM) imagery study, Battle Mountain Gold (BMG) and Minera Andes S.A. (MASA) applied for exploration concessions in the Los Azules region as part of their gold exploration programs. In March 1995, BMG initiated exploration, identifying several alteration zones associated with extrusive volcanics, lithocaps, and porphyry-type rock assemblages. Preliminary rock chip samples returned sporadic gold values of 0.3–0.5 g/t and anomalous copper values.

Between 1998 and 1999, BMG completed 24 drill holes totalling 5,681 meters, identifying widespread hydrothermal alteration. Geophysical work included magnetometry, induced polarization (IP), and resistivity surveys. No metallurgical testing was conducted during this period.

transition of Ownership and Consolidation

In 2005, MASA and Xstrata Copper (MIM’s successor) signed a Letter of Intent to consolidate their land positions. By 2007, an Option Agreement granted MASA exclusive rights to explore the Los Azules area, including Xstrata’s properties. By 2009, MASA exercised its option to acquire full ownership, with Xstrata electing not to retain a stake.

Between 2004 and 2011, MASA drilled 127 holes (34,270 m). Early metallurgical test work was conducted during this period at Plenge Laboratory (2008-2012) focused on evaluating flotation and acid leaching for copper recovery.

In 2012, Minera Andes merged with US Gold Corporation, forming McEwen Inc., which assumed all rights to Los Azules. A legal dispute with TNR Gold Corp. over northern property rights was settled in 2014, securing McEwen’s ownership in exchange for a 0.4% Net Smelter Return (NSR) royalty.

In December 2022, McEwen Copper successfully resolved legal challenges over peripheral properties and regained the rights to the Soberana property.

The company retains 100% control of Los Azules, including all associated land holdings, mineral concessions, and easements.

Between 2012 and May 2023, McEwen drilled 225 holes with a total of 70,261 m.

formation of mcewen copper and project structuring

In 2021, McEwen Copper Inc. was established as a wholly owned subsidiary of McEwen Inc., holding 100% interest in Los Azules and Elder Creek.

As part of its strategy, McEwen Copper has been working to consolidate 22 mining concessions into a single mining group, a process initiated in 2018. This structuring aligns the project’s deposits, access roads, electrical lines, geological targets, and mining infrastructure under a unified framework, optimizing economic feasibility and regulatory compliance.

The formation of a mining group offers several advantages:

Investment Optimization – investments can be strategically distributed across concessions, ensuring regulatory compliance without unnecessary costs.

Shared Infrastructure Justification – expenses for processing plants, access roads, and utilities can be allocated collectively, avoiding duplication.

Regulatory Compliance and Risk Mitigation – centralized management streamlines audits, environmental reporting, and investment commitments, reducing concession loss risks.

Importantly, the formation of a mining group is an administrative tool to optimize management. Its absence does not impact project execution but simplifies compliance with Article 217 of the Mining Code.

INVESTMENTS AND FINANCING

Since 2021, McEwen Copper raised over $453 million USD through private placements, with major investments from the following entities and their percentage of ownership:

McEwen Inc. – 46.4%

Stellantis N.V. – 18.3%

Nuton LLC (Rio Tinto Venture) – 17.2%

Evanchan (Robert R. McEwen) – 12.7%

These transactions granted investors specific product purchase rights and shareholder privileges.

RECENT DEVELOPMENTS

Completion of feasibility studies are ongoing.

Since May 2023, McEwen Copper has drilled an additional 446 holes and 81,504 meters. These holes include resource infill, geotechnical, hydrogeological, and exploration holes.

An aerial magneto-telluric survey was completed over the entire property during 2024.

McEwen announced a name change from “McEwen Mining Inc.” to “McEwen Inc.”, effective on July 7, 2025.

Historical Mineral Resource Estimates

The Los Azules Project has been subject to multiple technical studies and resource estimations since its initial discovery. Table 5.1 summarizes key historical resource estimates reported in previous Initial Assessment, Preliminary Economic Assessments (PEAs) and Technical Reports.

Table 5.1: Los Azules Historical Resource Estimates
Year	Resource Category	Tonnage (Mt)	Cu Grade (%)	Contained Cu (Blbs)	Cutoff Grade (%)	Source
2009	Inferred	922	0.55	5.07	0.35	2009 PEA
2010	Indicated	137	0.73	2.20	0.35	2010 PEA
2010	Inferred	900	0.52	10.39	0.35	2010 PEA
2013	Indicated	389	0.63	5.39	0.35	2013 PEA
2013	Inferred	1,397	0.46	14.30	0.35	2013 PEA
2017	Indicated	962	0.48	10.20	0.20	2017 PEA
2017	Inferred	2,666	0.33	19.30	0.20	2017 PEA
2023	Indicated	1,235	0.40	10.94	NSR-based1	2023 IA
2023	Inferred	4,509	0.31	26.70	NSR-based1	2023 IA

Note: For supergene and primary material going to the leach pile the cutoff was $2.74/t. For supergene material going to the mill the cutoff was $5.46/t and the cutoff for primary material going to the mill was $5.43/t. The resource was further constrained by a pit shell that demonstrates the reasonable prospects of eventual economic extraction (RPEEE) of this material.

The estimates presented in Table 5.1 are historical in nature and are not considered current mineral resources under S-K 1300 and should not be relied on by the reader. A qualified person has not done sufficient work to reclassify these historical estimates as current mineral resources or mineral reserves, except as included now in this updated Technical Report Summary. They are provided for reference purposes only. The current mineral resource estimate is presented in Section 11 of this report.

Historical Production

Los Azules has not been subject to historical production. No commercial-scale mining or processing has occurred on the property.

Geological Setting, Mineralization, and Deposit

The geological descriptions of the Los Azules deposit are based on observations from deposit logging. A detailed explanation of geological modelling techniques for mineral resource estimate is provided in Section 11.2 (after Mortimer, 2024).

Regional Geology

The Los Azules porphyry copper deposit is in western San Juan Province, Argentina, within the Cordillera Principal, the highest-altitude section of the Andean Cordillera along the Argentina-Chile border. The deposit sits at approximately 3,600 mASL in a region dominated by north-south mountain ranges that increase in elevation from east to west.

The Cordillera Principal comprises folded, faulted, and uplifted Paleozoic-Mesozoic sedimentary and volcanic rocks from the Gondwanide orogeny, overlain by Upper Miocene ignimbrites associated with the Andean orogeny (Figure 6.1). The region’s geological history includes:

Eocene to early Miocene (19-16 Mya): Volcaniclastic strata accumulated in an extensional basin, followed by plutonic intrusion and contractional deformation.

Middle to Late Miocene (16-7 Mya): Volcanic flows and pyroclastic units were deposited, with comagmatic plutons and porphyry systems forming between 12 Mya to 8 Mya.

Late Miocene (8-5 Mya): A compressional event caused significant crustal shortening, crustal thickening, and regional uplift (Sillitoe and Perello, 2005).

Figure 6.2 highlights the regional geology and the locations of other major mining projects in the area.

70º
69º
68º
67º
29º
30º
31º
32º
N
CHILE
PROVINCIA DE LA RIOJA
CORDILLERA PRINCIPAL
CORDILLERA FRONTAL
USPALLATA VALLEY DEPRESSION
PRECORDILLERA
SAN JUAN JACHAL DEPRESSION
SIERRAS PAMPEANAS
Rio de los Plojos
Rio San Juan
Los Azules
CORDILLERA PRINCIPAL
PROVINCIA DE MENDOZA
PROVINCIA DE SAN LUIS
0
50
100 km

Figure 6.1: Physiographic features of San Juan Province, Argentina (Rojas 2010)

Figure 6.2: Regional geology of the Andean Cordillera of Argentina and Chile (Rojas 2010)

Property Geology

The Los Azules deposit has been mapped multiple times (Rojas, 2007; Zurcher, 2009; Almandoz, 2010; Pratt, 2010), with geological interpretations generally consistent but differing in detail. These variations were reconciled by Jemielita (2010). Due to thick scree and valley fill covering the area, geological interpretation relies heavily on drill hole data, with minimal surface exposure observed in shallow trenching on the La Ballena ridge. In 2024, a 3D structural model was completed, incorporating drill data and surface mapping.

Los Azules exhibits characteristics typical of Andean-style porphyry copper deposits. It consists of a barren leached zone, an underlying supergene enrichment zone, and hypogene mineralization extending at least 1,000 m in depth. The hydrothermal system spans 5 km by 4 km NNW along a structural corridor, with its ultimate extent concealed beneath volcanic cover to the north. Mineralization limits along strike and depth remain undefined, with some drill holes terminating in mineralized zones above the resource cut-off grade.

Key minerals include chalcopyrite, bornite, chalcocite-digenite and idaite. Copper sulfides rarely exceed 2% to 3% of rock volume, with hypogene copper grades typically ranging from 0.1% to 0.35%. Silver is present at approximately 1 gram/tonne, along with trace amounts of gold and molybdenum.

Supergene enrichment resulted from meteoric groundwater leaching primary sulfides and redepositing copper below the water table as chalcocite and covellite. The enrichment zone transitions into hypogene mineralization at depth, with intensity diminishing below major structures.

Geological models by Sillitoe (2014) and Vázquez (2015) highlight similarities between Los Azules and Miocene-Pliocene porphyry systems like Río Blanco-Los Bronces and Los Pelambres in Chile. Sillitoe identified an early mineralized porphyry dike (EMP) phase responsible for much of the hypogene and supergene mineralization and less mineralized “inter-mineral” dikes. Vázquez redefined the chronological sequence and spatial distribution of igneous and hydrothermal events, which includes intrusion of a dioritic stock, pervasive alteration, and supergene enrichment. Figure 6.3. illustrates the geological model, showing alteration zones and the deposit’s structural setting.

Figure 6.3: Model for Los Azules (pink: potassic alteration, green: chloritic alteration, blue: sericitic alteration, yellow: advanced argillic lithocap), (Sillitoe, 2014)

Lithology

Volcanic Country Rocks (host)

Los Azules is hosted within volcanic lithologies of the Choyoi group, believed to be of Triassic age. These rocks include rhyolite and crudely bedded pyroclastics, ranging from fine-grained tuffs to coarse breccias (Rojas, 2008; Pratt, 2010), as shown in Figure 6.4.

PROVISIONAL GEOLOGICAL MAP OF
LOS AZULES, SAN JUAN, ARGENTINA
For Minera Andes
LEGEND
Ponds and marsh
SUPERFICIAL DEPOSITS
RECENT
M Moraine
Sc Scree
Fl Fluvioglacial sand and gravel
Pe Peat/degraded vegetation
HYDROTHERMAL BRECCIA
HYBX Hydrothermal breccia, tourmaline, quartz, magnetite, specularite matrix
INTRUSIVE IGNEOUS ROCKS
MIOCENE
Tra Trachytic andesite/basalt
Rhy Rhyolite, aplite. Quartz + feldspar porphyritic
And Andesite, magnetite-rich
XDi Xenolithic diorite or mixed igneous rocks
PF Porphyritic dacite, fine grained granodiorite
Dio Dioritic Rocks (undivided)
LITHOSTRATIGRAPHY
TRIASSIC (?)
RTu Rhyolitic crystal lapilli tuff
RhyF Rhyolite flow dome, commonly autobrecciated
Lap Lapilli Tuff (rhyolitic to andesitic)
VBx Rhyolitic pyroclastic breccia
Vol Volcanic rocks (undivided)
Faults, silicified rib, inferred. Includes landslip backscarps and active faults.
Geological contact, inferred
Bedding formline
Limit of superficial deposit
Geomorphological feature (break in slope, springline)
Bedding
Welding foliation
Quartz vein
Fracture, limonite veinlet
Fault or silicified rib
Stickenside lineation
0 MOD Stockwork. Wk = weak, Mod = moderate, Str = strong.
Alteration types: Arg = argillic (illite + pyrite + sphene), Al = alunite + quartz, P = propylitic (chlorite + epidote + remnant magnetite), S = silicification (quartz + pyrite), ser = sericitic, Spec = specularite.
0 Cu Visible mineralization: green Cu oxides or chalcopyrite

Figure 6.4: Geologic map of Los Azules (Pratt and Bolsover 2010)

Precursor Pluton

The precursor pluton at Los Azules intrudes the volcanic country rocks and is a calc-alkaline quartz diorite complex dated to 10.6-10.7 Mya (Zurcher, 2008b). The pluton is elongated in an NNW direction and spans at least 7 km in length and 2.5 km in width (Figure 6.5). The pluton comprises multiple phases, including fine-to-medium-grained diorite, monzodiorite, and quartz diorite, with some quartz monzonite and some porphyritic quartz diorites also present. Accessory magnetite is common throughout the pluton.

Figure 6.5: 3D block view of the Pre-mineral diorite pluton (PMP) in dark green. Drillhole traces are shown in grey. (McEwen Copper, 2024).

Early Mineralized Porphyry Dike (EMP)

The Early Mineralized Porphyry Dike (EMP) is a rhyodacite intrusion trending NNW and dipping steeply east (Zurcher, 2008a). It measures ~3.6 km in length and 20-400m in width (Figure 6.10), and it forms the prominent La Ballena ridge due to its resistance to erosion (Figure 6.6). The dike exhibits a “crowded” texture, with closely packed feldspar, hornblende, biotite, and quartz phenocrysts, the latter showing resorbed or cracked textures.

Figure 6.6: The La Ballena ridge is characterized by the relatively resistant Early Mineralized Porphyry Dike. Looking NW (McEwen 2025)

The EMP was emplaced during the final stages of magmatism (9.2 Mya) (Zurcher, 2008b and Vázquez, 2015) and underwent intense potassic alteration shortly after. This alteration introduced abundant type-A quartz veinlets (0.5-1 cm wide, Figure 6.7), containing pink quartz, pyrite and chalcopyrite, distinguishing the EMP from later intrusions. The classification of vein types follows the system of Gustafson and Hunt (1975). The EMP hosts the highest hypogene copper grades in the system, averaging 0.25%-0.35% Cu.

Figure 6.7: Early mineral porphyry with type-A quartz veinlets cut by type-D veinlets of pyrite replaced by supergene chalcocite. Pervasive sericite alteration. (Vásquez, 2015).

Inter-Mineral Porphyry Dikes (IMP)

Following the emplacement of the EMP, a series of dacitic porphyry dikes (IMP) intruded the diorite pluton, trending NNW and dipping steeply east. The most prominent IMP is located east of the EMP, measuring 1.9km in length and 20-70 m in width (Figure 6.8), with minor intrusive bodies west of the EMP.

The IMP features few type-A veinlets compared to the EMP (Figure 6.9) and lower hypogene copper grades, typically ranging from 0.1% to 0.2%, and the dikes are described as weakly enriched. Zurcher (2008b) dated the IMP at 8.2 Mya.

Figure 6.8: Inter-mineral Dikes (yellow) and their relationship to the EMP (red). The most prominent IMP is located on the East side of the EMP. (McEwen, 2024)

Figure 6.9: Inter-mineral Dikes with potassic alteration. (McEwen, 2024)

Magmatic – Hydrothermal Breccias

Breccias at Los Azules are predominantly magmatic-hydrothermal in origin and are associated with both the EMP and IMP. They occur as two types: early breccias related to the EMP and later breccias associated with the IMP. Both breccia types host hypogene mineralization, with early breccias generally exhibiting higher copper grades.

Early breccias are composed of fragments of porphyry and diorite in a quartz-cemented porphyritic matrix (Figure 6.10). They are generally characterized by potassic alteration with secondary biotite, potassium feldspar, magnetite, and anhydrite. The early breccias are found as small, high-grade zones along the edges and cupola zones of the EMP (Figure 6.11).

Figure 6.10: Magmatic-hydrothermal breccia with chalcopyrite and tourmaline in the breccia matrix. Clasts are partially sericitized (Hole AZ1297, 477 m) (Vázquez, 2015)

Figure 6.11: Early magmatic-hydrothermal breccia (green) along the edges and the cupola zones of the EMP (red) (McEwen 2024).

Later breccias related to the IMP are composed of crackle breccias with IMP or diorite in a tourmaline-rich matrix containing quartz, pyrite, chalcopyrite, and minor bornite. The alteration is dominantly sericite-quartz, with early type-A quartz veinlets restricted to clasts, and later veinlets of type C and D cutting both clasts and the matrix. These breccias occur primarily in the western deposit and are less abundant than early breccias (Figure 6.12).

Figure 6.12: Inter-mineral magmatic-hydrothermal breccia (red) occur along the western edges of the IMP (yellow) (McEwen Copper 2024).

Late Quartz-Sulfide Veins

Late-stage quartz-sulfide veins, located west of the EMP, consist of quartz, pyrite, chalcopyrite, sphalerite, and galena, with silver grades of 10-50 g/t. These veins are narrow (0.1-1m) and discontinuous, making them unsuitable exploration targets.

Hydrothermal alteration and Mineralization

Potassic, green sericite-chlorite, white sericite and Advanced Argillic Alteration

Potassic alteration includes widespread hydrothermal biotite replacing mafics, Early Halo veins (Early dark Micaceous, Pale Green Sericite veins and Grey Green sericite), potassium feldspar normally accompanied by quartz in veins, veinlets and pervasive replacements (aplites) and coarse-grained occurrences (pegmatites). Phengitic (Mg-rich) sericite is a common component of high temperature potassic alteration. It is present in Early Halo veins, miarolitic cavities, replacing mafics and normally growing with hydrothermal (secondary) biotite. Chalcopyrite dominates in these zones, with bornite appearing at greater depths and reaching a one-to-one ratio with chalcopyrite at 400-500 m (Figure 6.13, Figure 6.14, Figure 6.15).

The upward transition from potassic to green sericite-chlorite alteration has been observed in other Andean deposits, such as Río Blanco-Los Bronces (Sillitoe, 2014). This green sericite is of a lower temperature environment than that precipitated in the potassic–dominant environment. This alteration phase accounts for approximately 50% of hypogene copper mineralization, though grades are relatively low (0.05-0.35% Cu) (Vázquez, 2015).

White sericite alteration corresponds to a lower temperature environment than that precipitating potassic and subsequent green sericite. It was developed along highly fractured rocks that acted as conduits for hydrothermal fluid movement. White sericite is conceived as a grade destructive event and, therefore, is normally low grade. It is normally accompanied by quartz and pyrite.

Advanced argillic alteration overprinted previous assemblages along narrow structural zones carrying pyrophyllite-dickite. Although it is likely that small amounts of high sulfidation mineralization (bornite-pyrite-chalcocite) accompanied advanced argillic alteration, its volumetric significance is negligible. Advanced argillic alteration is also present as discontinuous outcrops at high topographic levels surrounding the main Los Azules deposit. These zones are believed to be the remnants of a now-eroded, well-developed lithocap located in the upper portions of the Los Azules system (Almandoz, 2010).

Figure 6.13: 3D block view showing green and white Sericite alteration in green with the deeper potassic alteration zone in purple. (McEwen 2024)

Figure 6.14: Typical drill core from Los Azules indicating the strongly fractured nature of the rock (Jemielita, 2010).

Figure 6.15: Diorite (precursor pluton) with potassic alteration cut by a quartz-chalcopyrite type-A veinlet (Vázquez, 2015).

Figure 6.16: Early Mineralized Porphyry Dike (red). The entire dike is affected by potassic alteration. The dike is not yet constrained at depth by drilling (McEwen, 2024)

Figure 6.17: The White and Green Sericite alteration zone is shown in green. The sericite alteration affected the EMP, inter-mineral dikes, and surrounding quartz diorite rock (not shown). (McEwen Copper, 2024).

Supergene Enrichment

The supergene mineralization at Los Azules consists of a sub-horizontal chalcocite-covellite blanket that overlays hypogene sulfide mineralization. This enriched zone is capped by a leached oxidized layer with minimal copper content (<0.10%). The leached cap, ranging from 0 m to 260 m thick, is characterized by spots of jarosite, goethite, and hematite. Beneath this, a mixed sulfide-oxide zone transitions to the supergene blanket, where hypogene sulfides are replaced by chalcocite and minor covellite.

The supergene blanket extends approximately 4,400 meters north-south and up to 1,800 meters wide, with a thickness ranging from 60 m to 250 m, penetrating to over 400 m deep along structures. Copper grades in the enriched zone range from 0.4% to over 1.0% in the north-central area, tapering to 0.2 - 0.4%

in the southern and peripheral zones. This supergene mineralization is the most economically significant at Los Azules.

Figure 6.18 illustrates the spatial extent of the supergene enrichment zone. Cyanide-soluble copper data is used to delineate enriched mineralization zones, defined as having a soluble copper-to-total copper ratio exceeding 50%.

Figure 6.18: Supergene enrichment zone (yellow) superimposed on the potassic zone (purple). The supergene enrichment zone is defined as having a Soluble Cu ratio >50%. (McEwen, 2024)

Sulfate Front

The deposit is defined by a prominent supergene sulfate front, located 300-700 m below the surface. This front marks the transition where meteoric groundwater has removed anhydrite and gypsum (Figure 6.19). Gypsum lines fractures and cavities, particularly in breccias, and become progressively more abundant in depth, irrespective of alteration types.

The sulfate front also marks a noticeable increase in rock strength, reflected in higher RQD indices. Many drill cores from this zone reveal fractured rock coated with gypsum (Figure 6.20), suggesting a pervasive anhydrite stockwork in the original system that was later hydrated and dissolved (Jemielita, 2010).

Figure 6.19: Sulphate front modeled using hyperspectral data (McEwen, 2024).

Figure 6.20: Typical drill core from Los Azules indicating the strongly fractured nature of the rock (Jemielita, 2010).

Structural Geology

In 2024, a detailed structural model of the Los Azules deposit was developed with assistance from structural consulting firm CIGEA. This included surface structural mapping, logging of key drill holes, and correlation with Televiewer acoustic data, culminating in a comprehensive 3D structural model.

The deposit lies within the hanging wall of the Santa Cruz reverse fault, a major NS-striking structure marking the eastern boundary of the Paleozoic-Triassic Choiyoi Group basement rocks. Within this structural block, NS to NNW-striking faults dominate (Figure 6.21) crosscut by a prominent NW-striking fault system disrupted by a late EW-striking joint system. Minor NE-striking faults are also present. The NS-striking La Ballena fault and its intersections with the NW-striking faults control the mineralization (Figure 6.22). NE-striking faults served as conduits for mineralization by permeability (CIGEA, 2024).

Figure 6.21: Surface Structural Map (CIGEA, 2024).

Figure 6.22: Schematic drawing of the principal faults and their relationship to mineralization. The principal compression directions are shown with red arrows and the principal extension directions are shown with blue arrows. (CIGEA, 2024)

Deformation occurred under a compressive to strike-slip tectonic regime with WNW-oriented maximum compression (σ1) and NNE-oriented extension (σ3). This stress field facilitated magma emplacement into NNW- to NS-striking reverse faults, while NW- to WNW-striking faults accommodated hybrid and extensional deformation. NE-striking faults acted as secondary slip systems. The intersections of these structures controlled early mineralization and magmatic activity, with later NW-striking faults contributing to subsequent magma emplacement and mineralization (CIGEA, 2024). Minor displacements, typically in the order of meters, occur along NW-striking faults. Key structural items include the Ballena, Piuquenes, Los Azules, Vega, Lagartija, and Filum faults (Figure 6.23).

Figure 6.23: First order faults modeled at Los Azules (CIGEA, 2024)

OTHER MINERALIZATION

In 1998-1999 Battle Mountain Gold explored the northwest area of Los Azules (La Hoya) for gold, drilling three holes in altered pyroclastic volcanic rocks within a pyrite-mineralized zone, but results proved unsuccessful. Exploration focused on hydrothermal breccias with kaolinite-illite-dickite-quartz-alunite alteration near feldspar porphyry dikes in the Cerros Centrales (Cerro Oeste) area.

Potential gold-silver mineralization near Los Azules includes late-stage, intermediate-sulfidation epithermal quartz veins, with minor sphalerite and galena, as described by Pratt (2010). Although precious metal deposits often occur around porphyry copper systems, the district remains largely unexplored for this style of mineralization.

At Los Azules, a leached cap and supergene chalcocite blanket indicate copper oxidation, dissolution, and vertical transportation, with subsequent redeposition within the system. Copper may have also been transported laterally and redeposited as “exotic” copper mineralization nearby (Sillitoe, 2010). However, no exploration for this style of mineralization has yet been undertaken in the vicinity of Los Azules.

Deposit Type

Los Azules is located within the Central Chile segment (400 km-long) of the Miocene-Early Pliocene porphyry copper belt (6,000 km-long) of the north and Central Andes (Figure 6.24). The figure also shows locations of the major porphyry copper and related epithermal deposits, along with the limits of the porphyry copper belt.

Porphyry copper deposits in this sub-belt are 23 to 3 Mya in age and include the world-class Los Pelambres (Cu-Mo), Rio Blanco-Los Bronces (Cu-Mo), and El Teniente (Cu-Mo) porphyry deposits in Chile, the Maricunga belt porphyries (Cu-Au) in Chile, and El Pachón (Cu) and Bajo de la Alumbrera (Cu-Au) in Argentina, as well as numerous other porphyry and related deposits (Sillitoe and Perello, 2005).

Mineralization at Los Azules is Andean-Cordilleran, late Miocene, (quartz-) diorite-hosted, oxidized porphyry copper style with a well-developed leached cap and supergene chalcocite-covellite blanket. Los Azules displays numerous features in common with other porphyry deposits, as described below.

Panteleyev (1995) describes the common features of porphyry deposits as large zones of hydrothermally altered rock containing quartz veins and stockworks, sulfide-bearing veinlets, fractures, and lesser disseminations in areas up to 10 km2 in size. These are commonly associated with hydrothermal and/or intrusion breccias and/or dike swarms.

Deposit boundaries are determined by economic factors that define mineralized zones located within larger areas of low-grade, often concentrically zoned mineralization. Important geological controls on porphyry mineralization include structures, igneous contacts, cupolas, and the uppermost, bifurcating parts of stocks and dike swarms. Intrusive and hydrothermal breccias and zones of intensely developed fracturing due to intersecting or parallel multiple mineralized fracture sets commonly coincide with the greatest metal concentrations.

Surface oxidation commonly modifies porphyry deposits in weathered environments. Low pH meteoric waters leach copper from the oxide zone, which is then transported and redeposited as secondary chalcocite and covellite, usually immediately below the water table, to form sub-horizontal, tabular zones of supergene copper enrichment. This process forms a copper-poor leached cap above a relatively thin but often high-grade zone of supergene copper enrichment that caps a thicker zone of often low to moderate-grade hypogene copper mineralization at depth.

Alternatively, or additionally, porphyry systems can exhibit hypogene enrichment related to the introduction of late hydrothermal, copper-enriched fluids along structurally prepared pathways, the leaching and redeposition of hypogene copper, or a combination of the two. Hypogene copper mineralogy, in this instance, comprises covellite and chalcocite, often with elevated hypogene copper grades.

Figure 6.24: Miocene - Early Pliocene porphyry copper belt (red) of the north and Central Andes. The Paleogene belt is orange (Piquer, et al, 2021).

Other deposit styles often spatially, temporally, and genetically associated with porphyry deposits include:

Exotic copper deposits formed by the lateral migration of copper-bearing fluids away from the main body of porphyry mineralization.

Mineralized breccia pipes, skarns, sedimentary replacements (mantos), and precious metals-bearing mesothermal-epithermal vein deposits located peripheral to and progressively distant (laterally and vertically) from the porphyry copper center as shown in Figure 6.25.

The figure shows the spatial relationships between a porphyry copper system and its surrounding environment including host rocks and peripheral styles of mineralization such as skarns, carbonate replacement (chimney-manto), sediment-hosted disseminated sulfides, mesothermal polymetallic veins and higher-level high/intermediate/low sulfidation epithermal gold-silver veins and disseminated deposits.

Figure 6.25: Diagram Showing Spatial Relationships between a Porphyry Copper System and the Surrounding Environment (Sillitoe 2010)

Exploration

exploration history

Exploration at Los Azules commenced in the mid-1990s and included various studies of geology, geophysics, and geochemistry, as well as drilling with both reverse circulation and diamond core drills, sampling and analysis of surface and drill core samples, and road construction. Exploration was conducted successively, and sometimes in cooperation, by Battle Mountain Gold (BMG), MIM-Xstrata, and Minera Andes/McEwen and McEwen Copper, principally by the latter company.

Geological Mapping and Studies

The most comprehensive and up-to-date geological map of Los Azules was produced by Pratt and Bolsover in 2010, as described in Section 6.2. An earlier detailed geological map, with cross sections, was compiled by Rojas (2007); Almandoz (2010b) produced a geological map at a 1:5000 scale, and Zürcher (2008a) made a detailed map of the central portion of the north-northwest-trending La Ballena ridge that focused on hydrothermal alteration and mineralization. The latter map shows no lithological boundaries, reflecting the difficulty of separating igneous lithologies in the mineralized zone, a problem also reported by Pratt (2010).

Surface and drill core samples have been analyzed since 2004 as part of a mineralogical study using a portable infrared spectrometer (PIMA; Lasry, 2005). Petrographic studies were made in Argentina after the 2006 exploration campaign (Sumay and Meissi, 2006).

Petrographic studies of polished sections collected by Zurcher from drill cores, and surface samples were initially studied by DePangher (2008) in Oregon, and then by GEOMAQ in Santiago de Chile (Rojas, 2010). Zurcher (2008b) reported a series of U-Pb age dates for the igneous intrusions.

In 2014, Sillitoe examined about 9,000 m (approximately 25% at the time) of the diamond drill core and proposed a revised geologic interpretation for Los Azules, which is described in Section 6.2. Sillitoe recognized the presence and importance of an early mineralized porphyry dike phase of igneous intrusion. Much of the hypogene mineralization and supergene mineralization is associated with this phase; later dikes are not as well mineralized.

In 2015 Vázquez relogged 44,000 m from 98 drill holes representing essentially all the drill core at the time. Vázquez confirmed Sillitoe’s interpretation, and he also refined the temporal sequence and spatial distribution of distinct alteration phases and mineralization zones as described in Section 6.2.

GEOPHYSICS

Various geophysical studies were conducted at Los Azules by Battle Mountain Gold and by MIM-Xstrata respectively in 1998-1999 and 2004 and for Minera Andes (by Quantec) in early 2010 and McEwen (Quantec) in 2012. Work done and results for these surveys are described in the following section. In late 2024 – early 2025, Expert Geophysics Ltd (EGL) conducted a helicopter-borne MobileMT electromagnetic & magnetic survey for McEwen Copper.

Battle Mountain Gold (1998-99)

GEODATOS, a Chilean geophysical company, conducted an airborne geophysical survey in early 1998. The survey covered a 20 km by 10 km area elongated east-west including the Los Azules and Paso de la Coipa areas. Lines were flown north-south at 200 m intervals and control lines were flown east-west at 1,000 m intervals. Instrument altitude was maintained at 20 m during flights.

Results suggested the existence of a structural corridor striking northwest and structures striking east- northeast associated with strong to moderate magnetic low signatures in the Los Azules mineralized body. A total field magnetic plot identified a magnetic high anomaly surrounding a central magnetic low that extended 6 km north-northwest, and 3 km northeast as shown in Figure 7.1. Battle Mountain Gold interpreted the magnetic low as altered rocks associated with the mineralized body.

Four lines of induced polarization (IP) were oriented east-west averaging two kilometers long and spaced at 600 m to 900 m apart. The lines were positioned to cross the locations of mineralized drill holes LA04-98, LA-06-98, and LA-08-98. One of the lines extended north to lithocap outcrops with anomalous copper (advanced argillic alteration possibly associated with gold mineralization and underlying porphyry copper mineralization). IP results indicated high chargeability and low resistivity corresponding with the location of the Los Azules porphyry copper deposit.

Two ground magnetic surveys totaling 103 km were conducted in the Los Azules mineralized porphyry and the nearby Sector Mantos, which is 1 km west of Cerro Oeste.

Lines were oriented east-west at 100 m spacing and 10 m stations. Results confirmed the existence of north-northwest- and north-northeast-striking structures as indicated by aeromagnetics. Results also confirmed the presence of a magnetic low anomaly in the vicinity of drill holes LA-98-04, LA-98-06 and LA-98-08 and suggested the presence of a magnetic low along the alteration system of La Ballena ridge as shown on Figure 7.1.

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Figure 7.1: Magnetic Map of Los Azules (Reduced to Pole) and IP lines. (Rojas, 2008 after Xstrata, 2003).  Note: Red box indicates the mag low across the Ballena Ridge.

MIM Xstrata (2003-2004)

During 2003-2004, MIM-Xstrata carried out a magnetic survey of approximately 70-line km at Los Azules. Lines were oriented east-west across the area controlled by the company at that time. In addition, MIM-Xstrata ran six east-west lines of MIMDas (MIM-Xstrata proprietary IP system) totaling 11.8 km. At the request of Minera Andes, MIM-Xstrata extended their geophysical lines south into Minera Andes ground, completing five additional lines for a total of 11.3 km in 2004. Total surveying by MIMDas was 23.1 km.

Magnetometry indicated a magnetic low beneath the Los Azules porphyry copper system and suggested that it extended north-northwest towards the La Hoya zone (Cerros Oeste and Este). The total field plot identified a magnetic high anomaly surrounding the magnetic low. The magnetic low extends 7 km to 8 km north-northwest and up to 2 km east-northeast confirming the interpretations made by Battle Mountain Gold.

The MIMDas IP survey indicated high resistivity in the north-northwest zones at Los Azules with much lower resistivity within the porphyry copper system. Chargeability is relatively low to the north but becomes much lower at the porphyry although it increases significantly in depth. These results reflect the occurrence of more superficial sulfides in the Lagunas area of the system (north of the porphyry deposit) and a thicker leached cap in the more altered part of the system.

Minera Andes TITAN 24 Survey (2010)

Titan-24 DCIP-MT data were acquired at Los Azules during April and May 2010 by Quantec Geoscience Ltd., on behalf of Minera Andes Inc. The Titan-24 system acquires three types of geophysical data– magnetotelluric resistivity (MT), direct current resistivity (DC), and induced polarization (IP). The survey consisted of twelve parallel lines (L58400 N to L62450 N). From L58400 N to L62000 N, the lines were 400m apart, L62550 N was 550 m north of L62000 N, and L63450 N was 900 m further north. Each line comprised one single spread of 3.6 km, except for L63450 N, which was 3.3 km long. Full MT tensor data was acquired in all the lines, and DCIP was collected in all but L59200 N and L59600 N. In total, ten spreads of DC and IP data were acquired, covering 35.7 km, and twelve spreads of MT covering 42.9 km. Grid azimuth was 90°, and the station interval was 150 m. These coordinate references are in Campo Inchauspe.

Over 130 IP anomalies were identified. Of these, 20 were classed as priority 1, 20 as priority 2, and 12 as priority 3. Priority 1 anomalies are larger targets, at least 200 m across, and described by Quantec as being consistent with the porphyry and near- porphyry mineralization model.

Two large deep resistivity anomalies, one high to the east, under the Los Azules mineralization, and one low to the west are well defined by the MT survey. The anomalies occur at depths-to-center ranging from 800 m to 1.5 km. Depth-to-top is rarely less than 500 m. The width of the anomalies is 800 m to 1 km for the resistivity low and 500 m to 800 m for the resistivity high. Quantec postulated that the deep anomalies are most likely related to conductive sulfides, perhaps in a disseminated pyrite/sulfide shell surrounding a concealed porphyry intrusion. These anomalies, which are referred to as the “Southwest Target”, are the targets that were tested in Hole T-01B in 2011 and Hole 1279 in 2012 (Figure 7.2).

Hole T-01B is located 200 m north of section 58,400N, and Hole 1279 is located 100 m south of the drill section. The section shows the limit of mineralization prior to the 2010 and 2011 drilling campaigns.

Figure 7.2: The 2010 survey Section 58,400N Showing 2D IP Inversion Anomaly (Southwest Target) (McEwen 2012). Note the Resource Limiting Shell is historic in nature (2012) and does not represent the current 2025 pitshell outline.

McEwen: Ground Magnetic Survey (2012)

During January 2012, Quantec Geoscience Argentina S.A. performed a ground magnetic survey on the southwest portion of the Project. The survey consisted of 37 lines ranging from 1.1 km to 2.5 km, for a total of 57.2 line-km. The objective of the survey was to identify anomalous magnetic signatures that might be related to copper porphyries. The survey was acquired on a “stop-and-go” configuration, collecting data at 10 m intervals. The data was presented as maps of the Total Magnetic Field, Reduction to the Pole transform, Analytic Signal, Tilt Derivative and First Vertical Derivative.

Figure 7.3 is the Total Magnetic Field map for the 2012 survey. The 2012 magnetic data shows a discontinuous north-northwest trending magnetic low southwest of and roughly parallel to the prominent magnetic low that corresponds to the location of the main Los Azules deposit.

Areas of high magnetic response indicate the presence of elevated levels of magnetic minerals such as magnetite, pyrrhotite and hematite, whereas areas of low magnetic response may be caused by alteration processes such as magnetite destruction or may simply indicate rock types that never had magnetic minerals. This anomaly was tested with one drill hole during the 2012 season and intersected only trace amounts of copper mineralization.

Figure 7.3: Total Magnetic Field Map of Los Azules. (Quantec, 2012).  Note: Dashed red box indicates the location of the mag low across the Ballena Ridge seen in Fig 7.1 – the solid red box indicates the discontinuous mag low to the southwest.

McEwen Copper: Airborne Magnetic Survey (2024)

In late 2024, early 2025, Expert Geophysics Ltd (EGL) conducted a helicopter-borne MobileMT survey for McEwen Copper. Electromagnetic and magnetic geophysical data were acquired using EGL’s airborne MobileMT system. The purpose of the survey was mapping bedrock structure and lithology, including possible alteration and mineralization zones, observe apparent conductivity corresponding to different frequencies, inverting EM data to obtain the distribution of resistivity with depth, and using VLF EM and magnetic data to study properties of the bedrock units. A total of 17 production flights were flown to complete 1920 line-kilometers of the survey over a 347 sq.km area.

Survey lines were oriented E-W (N 90° E) at 200 m spacing, while tie lines were oriented perpendicular to the survey lines and spaced at 2000 m. The geophysical survey results were presented in the form of digital databases, maps, grids, sections, elevation slices, and 3D voxels. Figure 7.4 shows a 3D view of the resistivity map.

Figure 7.4: Resistivity voxel in 3D view of the surveyed area. Top from surface, bottom from 2900 m ASL. The location of Los Azules is shown by a yellow star. (Expert 2025)

The Los Azules mineralization is spatially correlated with a magnetic low, shown in reduced to pole total magnetic intensity (RTP-TMI) data, and a conductivity high, evident in the apparent conductivity data. It is recommended to analyze all geophysical data (MobileMT EM, VLF and magnetic) in relation to an exploration model considered for the surveyed area and integrate these data with other available geological and geochemical information, for refining targets, follow-up groundwork and ultimately drilling planning.

SURVEYS AND INVESTIGATIONS

Mineral exploration at Los Azules has been carried out successively by Battle Mountain Gold, MIM-Xstrata and Minera Andes-McEwen, McEwen Copper and/or professional consultants or contractors employed by these companies.

Jemielita (2010) reviewed the exploration program and data and reported that “Mineral exploration at Los Azules appears to have been carried out in a competent manner and to accepted industry standards,” although he noted that he did not conduct a rigorous confirmation of the quality of exploration work.

In 2017, McEwen engaged consultant Rodrigo Diaz (Diaz, 2017) to conduct an evaluation of remote spectral geology (RSG) over a 17 km by 20 km area at Los Azules and later extended to include an area 38 km by 42 km. After numerous tests, spectral data of Landsat 8 (30-15 m pixel and 16-bit radiometric resolution), and for completing the analysis and interpretation, spectral data of Aster (30-15 m pixel and 8-bit radiometric resolution) were selected and used; additionally, spectral data of the Sentinel 2 (20-10 m pixel and 16-bit radiometric resolution) and Sentinel 1-Radar (10 m pixel) was also used.

Beginning in 2022, McEwen Copper undertook a program of continuous hyperspectral scanning and high-resolution core photography on the entire available archive of drill core completed in 2022 and previous programs stored at Calingasta. The scanning protocol continued during subsequent drilling campaigns and by April 2025, this represented some 133,640 m of scan logs, data and images available to augment completion of an updated geological model and support the design of the ongoing metallurgical program.

Also in 2022, McEwen Copper engaged the services of Murphy Geological Services (MGS) (Murphy, 2023) to complete a structural interpretation of Sentinel-2 and high-resolution imagery of the Los Azules property and immediate surrounding area. Sentinel-2 is a new earth observation sensor with 13 spectral bands having resolutions up to 10 m which was launched by the European Space Agency in June 2015 and is a significant improvement on the 15m resolution pan-sharpened Landsat-7 and ASTER data and allows more detailed structural analysis. An interpretation of a 45 km (E-W) by 35 km (N-S) Sentinel-2 extract centered on Los Azules was undertaken at up to 1:10,000 scale followed by a more detailed interpretation at up to 1:1,000 scale for a smaller area of 16 km (E-W) by 12 km (N-S) centered on Los Azules using WorldView 3 imagery.

The main aims of the study were to establish the structural framework and generate exploration targets for porphyry-related mineralization as well as possible high- and low-sulphidation epithermal targets using the interpretation results and alteration data derived from Sentinel-2, ASTER and WorldView-3 Superspectral data.

In January 2024, an onsite structural field analysis was undertaken by MGS (Murphy, 2024) in the Los Azules licence areas as a follow up to verify the proposed structural model and to examine and refine target areas identified from the satellite image interpretation. Bedrock exposure was limited and commonly obscured by extensive colluvium on the mountain slopes. Most outcrops were located along drill roads and on the margins of drill pads. The kinematics of many of the minor faults observed in the field substantiate the structural model proposed from the remote sensing study.

Twelve exploration targets were identified based on the results of the Sentinel-2 and WorldView-3 interpretation, alteration processing results and structural field analysis. These targets are based on several criteria including presence of major faults, major fault intersections, releasing bends along major faults, domal/circular features, linear resistant features, dacite/diorite porphyries, hydrothermal breccias, Sentinel-2, WorldView-3 and ASTER-derived alteration anomalies, argillic/advanced argillic alteration and silicification observed during the field analysis and anomalous copper and/or gold values from geochemical sampling.

Completion of the Diaz work in 2017 and Murphy work in 2022-2024 is foundational to designing and re-establishing more regional reconnaissance exploration at Los Azules.

FUTURE EXPLORATION

The goals of future exploration at Los Azules include the establishment of upside potential on the property, ongoing geological model refinements, deposit growth, resource category upgrades, and identification/discovery of new porphyry mineralization as extensions of the Los Azules deposit, as well as new porphyry systems.

It is becoming increasingly recognized that Los Azules is not just a single deposit, it is part of a porphyry district. Work continues to identify and discover new porphyry mineralization in the area. The recent 2024-2025 field season included initial assessment work on seven large targets with porphyry potential in the local area away from the main deposit including Mercedes, Tango and Porfido Norte. This work included ground reconnaissance, geophysical surveys described above, mapping, talus and outcrop sampling, and limited drilling.

At the Tango target preliminary drilling has confirmed oxide copper near surface, sulfide zones at depth, and early signs of a vertically zoned system. At Mercedes, moderate molybdenum-bearing B-type veining and intense hydrothermal alteration indicate proximity to a porphyry center, highlighting a compelling new porphyry target. This early work has produced encouraging early results to follow up in coming seasons.

Future exploration work programs should continue to carry out reconnaissance studies, field mapping and sampling, land and airborne based geophysical surveying, and core drilling to achieve target definition, refinement and testing. More specifically, these activities should include:

Field ground truthing and validation follow-up and possible update for the regional scale Spectral study for alteration definition, characterization of known mineralization and generation of new targets.

Continued reconnaissance geological mapping and geochemistry to increase geological and structural knowledge and understanding of the known mineralization, and identification or refinement of potential exploration target areas.

Evaluate the need for further core relogging and validation versus the hyperspectral scanning library and results to ensure a unified geological model of the deposit supported by all datasets from current and historic programs.

Reprocessing of the raw 2010 Quantec Titan Survey data, if warranted, to extract “new” data and targets from the previous study based on improved modern processing methods.

Review findings and recommendations in the 2025 Expert Geophysics survey report to support exploration work. Investigate the need and efficacy of completing alternative geophysical surveys over the license areas.

Strategic core drilling of interpreted Los Azules deposit extensions and over selective high-quality exploration targets to be generated on the property.

Continued infill core drilling where needed to upgrade priority portions of the resource and mine planning schedules based on outcomes of the Feasibility Study.

conclusions & adequacy

While improvements to the core handling processes can be improved, the QP believes that the sampling information provided for use in Mineral Resource and Reserve estimation does not introduce a material bias and is adequate for this purpose without qualification.

Current sampling protocols indicate that core to be sampled is split and a half core sent for analysis. An initial review of remaining core kept in the storage facility at Calingasta (from historic to recent) has identified occasional instances where portions of the largely unmineralized, older, (pre-McEwen) core in the enriched zone, were not sampled (i.e. intact core remains and was not assayed).

It is known that mineralized and/or “grading” portions of core in the enriched zone are characterized by low or zero RQD values, that are more easily segregated for representative sample assaying. The unsampled, more intact, portions of generally unmineralized core occur in older core which constitutes a smaller portion of the total data used for resource estimation which relied more on the recent drilling campaign samples from 2022 onwards. Any bias associated with this procedural oversight is not considered significant to the current Mineral Resource Estimate.

It is proposed that a study of the entire database and stored core be done to determine relationships between the age of drilling and sampling, RQD and grade.

Drilling

Drilling programs have been undertaken at Los Azules between 1998 and 2025 by five different mineral exploration companies including BMG, MIM Argentina (now Glencore), Minera Andes, McEwen and McEwen Copper. Early drilling programs included reverse circulation programs mostly for gold exploration and diamond drilling focusing on supergene and hypogene porphyry-style copper mineralization. In addition to continued exploration, resource and infill drilling, more recent campaigns by McEwen and McEwen Copper have included geotechnical, metallurgical, condemnation, site investigation and hydrogeological drilling programs. Descriptions of these programs are detailed in the following sections. Table 7.1 provides a summary of the drilling information.

Table 7.1: Exploration Drilling by Year and by Company
Year	Company	No. of holes	Meters
1998	Battle Mountain Gold	19	4,450
1999	Battle Mountain Gold	8	2,043
2003 - 2004	Glencore Xstrata (MIM)	13	2,930
2005 - 2006	Minera Andes	12	2,953
2006 - 2007	Minera Andes	21	4,241
2007 - 2008	Minera Andes	16	4,836
2009 - 2010	Minera Andes	30	10,942
2010 - 2011	Minera Andes	48	9,287
2011 - 2012	McEwen	39	14,398
2012 – 2013	McEwen	7	5,768
2017	McEwen	18	6,500
2018	McEwen	79	4,274
2022	McEwen Copper	105	24,254
2023	McEwen Copper	226	56,559
2024	McEwen Copper	316	52,625
2025	McEwen Copper	12	2,900
Total		969	208,960

This table includes all drilling that has occurred on the property. Some holes were redrilled due to drilling difficulties and are not included in the database. Not all holes were used in the estimation of mineral resources if they lay outside of the resource area or were not assayed or logged as needed. The drilling reflects all holes to the effective date of April, 2025.

The drill plan showing collar locations by the year drilled is shown in Figure 7.5.

Figure 7.5: Plan Showing Locations of drill holes at Los Azules (McEwen 2025). Note that not all drillholes are shown, only those in the immediate pit and resource areas.

DRILLING PROCEDURES AND CONDITIONS

Drilling by McEwen and McEwen Copper Inc. was contracted to various drilling companies including Ecominera Connors Drilling, Patagonia Drill Mining Services, Adviser Drilling, Boland Minera, Major Drilling, Foraco Argentina, HG Perforaciónes, Conosur, and Boart Longyear, Perforaciones Iglesianas. Drilling conditions have been particularly difficult especially in faulted intersections or in areas of unconsolidated surface scree/talus.

BATTLE MOUNTAIN GOLD (1998-99)

In 1998 and 1999 BMG drilled 27 reverse circulation (RC) holes for a total of 6,493 m during a gold exploration program. Chalcopyrite, chalcocite, and covellite mineralization were encountered in at least three drill holes (Rojas, 2010).

MIM-XSTRATA (2003 - 2004)

In 2003-04 MIM Argentina (now Glencore) drilled 13 RC holes (2,930 m) at Los Azules (MCI, 2025).

MINERA ANDES/MCEWEN (2004-2017)

Minera Andes/McEwen drilled 191 drill holes for a total 58,925 m in nine campaigns (2003-2004, 2005-2006, 2006-2007, 2007-2008, 2009-2010, 2010-2011, 2011-2012, 2012-2013 and 2017). Drilling concentrated on identifying a zone of secondary enrichment in a grid with holes spaced at 200 m along east-west lines spaced at 400 m. Infill diamond drill holes were drilled during the 2009-10 campaign with a target depth of 400 m, achieved or exceeded in seventeen holes, four of which exceeded 600 m in depth. During the 2009-2010 campaign three RC holes for hydrologic and geotechnical testing were completed. Drilling during the 2010-2011 campaign included 16 infill or step-out diamond drill holes, six diamond drill holes for hydrology and geotechnical testing and 20 RC holes for condemnation and hydrology testing. Drilling during the 2011-2012 campaign comprised 10 infill and step- out diamond drill holes. During the 2012-2013 campaign all 22 diamond drill holes were for the purposes of expanding the resource either to depth or laterally. The 2017 program included fourteen delineation holes in the northern part of the deposit plus three holes drilled for geotechnical purposes.

MCEWEN (2018)

A total of 79 holes and 4,274 m of drilling were completed in the 2018 program. This was made up of one new core hole of 450 m and 78 reverse circulation (RC) holes totaling 3,824 m. The activities performed were mainly technical site investigations and environmental base line monitoring work, to advance permitting efforts.

MCEWEN COPPER (2022-2025)

Over the period of four drilling seasons from January 2022 to March 2025, McEwen Copper completed 140,612 m of drilling in 738 holes:

The primary purpose (278 holes for 89,409m) of the core drilling was for improvements to the geological understanding and model interpretation, mineral resource upgrading of Inferred material to the Indicated category and from Indicated to the Measured category; holes were also drilled to upgrade previously unclassified material to the Inferred category.

A total of 19,425m in 50 holes were used for metallurgical purposes.

A further 327 holes for 26,198m drilled by RC, core and sonic drilling methods used for geotechnical, hydrogeological, condemnation and ground investigation work in the area.

Finally, seven exploration core holes for 2,472m were drilled in areas away from the main deposit at the Mercedes and Tango targets.

Figure 7.5 shows the location and distribution of Los Azules drill holes based on core and RC drilling methods. Note that some holes were used for dual purposes (resource, metallurgy and geotechnical) hence the sum of holes above may not appear to sum correctly.

LOGGING

Samples taken from drill holes at Los Azules are logged at the Project camp by geologists employed or contracted by McEwen Copper. Sampling procedures are described in Section 8.2. Emphasis is given to recording rock-types, alteration associations, types and distribution of mineralization and the presence of various types of veinlets and structures. These features are logged onsite (Figure 7.6) then transferred to a digital database.

Figure 7.6: Logging and inspection of drill core (McEwen 2023)

Geotechnical observations and parameters are recorded including percentage of core recovery, RQD, Schmidt Hammer hardness determinations, point load testing, fracture density and angle relative to the length of the hole, as well as fracture fill material (Figure 7.7). This information is transferred to the digital database.

Figure 7.7: Geotechnical logging and data collection (McEwen 2023)

Log sheets are coded, and details recorded for interval depth, interval width, lithology, alteration types, alteration intensities, alteration minerals, structure, percentage vein quartz, percentage total disseminated sulfides, mineralization minerals, mineral zone (hypogene or supergene), jarosite, goethite, hematite, covellite, chalcocite, pyrite, chalcopyrite, bornite and other observations.

SURVEYS

Downhole surveying is done on drill holes by the drilling contractors using REFLEX and/or Sperry-Sun tools. A total of 7,731 drill core samples were used for density determinations. By the end of the 2024-25 campaign, a program of hyperspectral scanning of the entire available core archive was completed, some 133,640m in total.

DRILL HOLE RESULTS

There is a total of 969 drill holes in the entire Los Azules database with a cumulative length of 208,961m. A summary of significant drilling results is found in Table 7.2 for campaigns prior to 2022 and Table 7.3 for the January 2022 to December 2023 drilling campaigns.

Drilling has confirmed the presence of a hypogene porphyry copper deposit in a continuous body, as well as the presence and continuity of an overlying supergene chalcocite enrichment blanket. The extent of mineral resource measures approximately 4 km north-south by 1.5 km west-east. Many of the drill holes in the central and northern parts of the deposit have been terminated in mineralization exceeding 0.2%Cu (hypogene). Drilling during the 2012-2013 campaign extended the depth of the mineralized system in the southwestern part of the deposit to at least 1,000 m.

Table 7.2: Examples of Significant Drilling Results Prior to 2022
Drill Hole ID	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)
AZ0401	195.0	130.0	195.0	65.0	0.62
Including		150.0	192.0	42.0	0.82
AZ0402	330.5	164.0	304.0	140.0	0.38
Including		164.0	190.0	26.0	0.47
Including		230.0	304.0	74.0	0.42
AZ0404	300.8	162.0	282.0	120.0	0.54
Including		162.0	202.0	40.0	0.59
Including		236.0	282.0	46.0	0.64
AZ0407	168.8	96.0	152.0	56.0	0.44
Including		126.0	152.0	26.0	0.58
AZ0610	261.4	174.0	261.4	87.4	0.83
AZ0611	270.7	112.0	270.7	158.7	0.51
AZ0614	224.6	132.0	180.0	48.0	1.13
Including		136.0	158.0	22.0	1.40
AZ0617	183.5	66.0	183.5	117.5	0.63
Including		66.0	124.0	58.0	0.84
AZ0619	299.4	78.3	299.4	221.2	1.62
Including		78.3	116.0	37.8	2.22
Including		134.0	146.0	12.0	3.94
AZ0620	253.3	80.0	226.0	146.0	1.10

Table 7.2: Examples of Significant Drilling Results Prior to 2022
Drill Hole ID	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)
Including		80.0	106.0	26.0	1.54
AZ0722	271.2	119.0	155.0	36.0	0.99
AZ0724D	278.2	124.0	160.0	36.0	0.79
AZ0729B	226.9	130.0	214.0	84.0	0.73
Including		172.0	204.0	32.0	0.94
AZ0730	342.6	123.0	323.8	200.8	0.89
Including		140.0	253.0	113.0	1.04
AZ0832	420.0	80.0	140.0	60.0	0.78
AZ0833	387.8	73.0	313.0	240.0	0.94
AZ0837A	541.0	326.0	516.0	190.0	0.82
AZ0841	400.2	241.0	285.0	44.0	1.83
AZ0843	176.0	67.0	131.0	64.0	0.69
AZ0946	469.4	110.0	469.4	359.4	0.63
Including		115.0	260.0	145.0	1.08
AZ1047	493.1	74.0	493.1	419.1	0.50
Including		102.0	182.0	80.0	0.92
AZ1048	466.1	105.0	466.1	361.1	0.77
Including		123.0	339.0	216.0	1.01
AZ1049	491.2	62.0	491.2	429.2	0.75
Including		62.0	298.0	236.0	1.05
AZ1050	408.5	94.0	408.5	314.5	0.30
Including		94.0	132.0	38.0	0.68
	620.2	69.0	620.2	551.2	0.35

Table 7.2: Examples of Significant Drilling Results Prior to 2022
Drill Hole ID	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)
AZ1051
Including		363.5	426.0	62.5	1.12
AZ1052	425.0	103.0	425.0	322.0	0.42
AZ1053A	650.0	48.9	650.0	601.1	0.54
Including		122.0	230.0	108.0	1.03
AZ1055	408.5	116.0	408.5	292.5	0.55
AZ1056	295.3	70.0	295.3	225.3	0.47
Including		192.0	223.0	31.0	0.88
AZ1057	503.6	173.0	503.6	330.6	0.43
Including		173.0	225.0	52.0	0.84
Including		255.0	293.0	38.0	0.83
AZ1058	451.8	70.0	451.8	381.8	0.52
Including		96.0	181.0	85.0	0.99
AZ1059	656.4	88.0	656.4	568.4	0.47
Including		330.0	404.0	74.0	0.90
AZ1060A	402.5	116.0	402.5	286.5	0.50
Including		130.0	170.0	40.0	0.69
AZ1061A	293.4	71.0	293.4	222.4	0.90
Including		71.0	250.0	179.0	1.04
AZ1062	280.0	130.0	280.0	150.0	0.64
Including		130.0	248.0	118.0	0.70
AZ1063	427.1	94.0	427.1	333.1	0.72
Including		94.0	232.0	138.0	0.81

Table 7.2: Examples of Significant Drilling Results Prior to 2022
Drill Hole ID	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)
AZ1064	170.1	136.0	170.1	34.1	0.47
AZ1064A	404.4	120.0	248.0	128.0	0.75
And		248.0	404.4	156.4	0.39
AZ 1168	569.3	148.0	569.3	421.3	0.66
AZ 1169	315.8	86.0	315.8	229.8	0.36
AZ 1170	349.3	112.0	349.3	237.3	0.63
AZ 1175	355.2	74.0	340.0	266.0	0.22
And		340.0	355.2	15.2	0.72
AZ 1176	393.4	162.0	292.0	130.0	0.63
T-01B	656.0	80.0	192.0	112.0	0.38
And		387.0	656.0	269.0	0.50
AZ 1279	622.7	272.0	456.0	184.0	0.38
And		456.0	622.7	166.7	0.71
AZ 1282	482.1	309.5	314.0	4.5	2.60
AZ 1289	367.0	220.0	367.0	147.0	0.44
AZ 1291	890.5	72.0	232.0	160.0	0.61
And		562.0	790.0	228.0	0.40
And		790.0	890.5	100.5	0.71
AZ 1294	861.9	62.2	74.0	11.8	0.53
And		252.0	861.9	609.9	0.47
AZ 1295	1044.5	422.0	1044.5	622.5	0.51
Including		580.0	618.0	38.0	1.07
Including		720.0	744.0	24.0	1.16

Table 7.2: Examples of Significant Drilling Results Prior to 2022
Drill Hole ID	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)
Including		970.0	1044.5	74.5	0.61
AZ 1296	523.2	156.0	244.0	88.0	0.92
AZ 1297	980.8	276.0	690.0	414.0	0.50
Including		436.0	490.0	54.0	1.07
AZ 1299	1074.6	78.0	94.0	16.0	0.55
And		546.0	1074.6	528.6	0.44
AZ 12101	237.0	168.0	237.0	69.0	0.87
AZ 12114	814.5	224.0	374.0	150.0	0.70

Source:Minera Andes press releases dated May 5, 2004, May 31, 2007, November 14, 2007, April 16, 2008, June 6, 2008, March 8, 2010, June 21, 2010, and June 27, 2011, and McEwen press releases dated May 10, 2012, January 17, 2013, and March 28, 2013. TD = total depth

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
AZ22137A	Enriched	133.0	342.0	209.0	0.49	0.03	0.02
AZ22138	Total	138.0	660.1	522.1	0.42	0.06	1.88
incl	Enriched	138.0	348.0	210.0	0.60	0.06	2.18	incl. 28m of 0.87% Cu in Enriched
and	Primary	348.0	660.1	312.1	0.30	0.07	1.68
AZ22140	Enriched	117.4	314.0	196.6	0.16	0.03	1.17
AZ22141	Total	183.1	551.0	367.9	0.50	0.07	1.54
incl	Enriched	183.1	360.0	176.9	0.50	0.04	1.44
and	Primary	360.0	551.0	191.0	0.50	0.09	1.63
AZ22142	Total	92.0	511.1	419.1	0.79	0.15	3.51	Incl. 32m of 1.11% Cu &
incl	Enriched	92.0	278.0	186.0	0.93	0.10	3.54	104m of 1.00% Cu in Enriched

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
and	Primary	278.0	511.1	233.1	0.67	0.20	3.48	46m of 1.59% Cu in Primary
AZ22143	Total	92.5	403.0	310.5	0.20	0.02	0.88
incl	Enriched	92.5	266.0	173.5	0.22	0.02	0.99
and	Primary	266.0	403.0	137.0	0.18	0.01	0.75
AZ22144	Total	58.0	506.6	448.6	0.30	0.02	0.84
incl	Enriched	58.0	204.0	146.0	0.31	0.01	0.52
and	Primary	204.0	506.6	302.6	0.29	0.02	1.00	incl 104.6m of 0.48% Cu
AZ22145	Total	76.0	257.0	181.0	0.18	0.02	1.90
incl	Enriched	76.0	194.0	118.0	0.16	0.03	2.25
and	Primary	194.0	257.0	63.0	0.21	0.01	1.26
AZ22146	Total	91.0	421.5	330.5	0.83	0.11	2.30
incl	Enriched	91.0	394.0	303.0	0.86	0.11	2.26	incl. 103.4m of 1.31% Cu
and	Primary	394.0	421.5	27.5	0.50	0.10	2.76
AZ22148	Total	76.0	315.0	239.0	0.26	0.02	1.01
incl	Enriched	76.0	212.0	136.0	0.33	0.02	0.85
and	Primary	212.0	315.0	103.0	0.16	0.02	1.23
AZ22149	Total	131.6	428.0	296.4	0.55	0.04	1.62
incl	Enriched	131.6	278.0	146.4	0.34	0.02	0.32
and	Primary	278.0	428.0	150.0	0.76	0.06	2.91	incl 54m of 1.38% Cu from 376m
AZ22158	Enriched	72.0	294.0	222.0	0.95	0.09	1.57	incl 44m of 1.38% Cu from 144m
AZ22161	Enriched	116.0	354.0	238.0	0.58	0.07	1.19
AZ22162	Enriched	102.0	450.0	348.0	0.28	0.40	1.13

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
AZ22163	Enriched	92.0	286.0	194.0	0.56	0.04	0.68
AZ22166	Enriched	82.7	199.6	116.9	0.13	0.02	0.81	incl 53.6m of 0.25% Cu from 146m
AZ22169	Total	128.0	526.0	398.0	0.49	0.05	1.45
incl	Enriched	128.0	390.0	262.0	0.55	0.04	1.59	Incl. 74m of 0.93 % Cu
and	Primary	390.0	526.0	136.0	0.36	0.05	1.19	Incl. 51m of 0.54 % Cu
AZ22170	Total	130.0	483.0	353.0	0.45	0.03	1.46
incl	Enriched	130.0	368.0	238.0	0.55	0.04	1.71	Incl. 28m of 1.14 % Cu
and	Primary	368.0	483.0	115.0	0.24	0.02	0.94
AZ22171	Total	94.0	470.2	376.2	0.51	0.04	1.41
incl	Enriched	94.0	435.0	341.0	0.53	0.03	1.37	Incl. 88m of 1.06 % Cu
and	Primary	435.0	470.2	35.2	0.27	0.04	0.75
AZ22172	Total	116.0	545.0	429.0	0.46	0.10	1.21
incl	Enriched	116.0	348.0	232.0	0.59	0.14	1.31	Incl. 32m of 1.19 % Cu
and	Primary	348.0	545.0	197.0	0.31	0.06	1.09
AZ22173	Enriched	94.0	331.2	237.2	1.05	0.09	1.19	Incl. 108m of 1.71 % Cu
AZ22174	Total	76.0	1128.0	1052.0	0.29	0.06	1.00	Incl. 480.0m of 0.42% Cu
incl	Enriched	76.0	224.0	148.0	0.15	0.01	0.65
and	Primary	224.0	1128.0	904.0	0.31	0.06	1.05	Incl. 26.0m of 1.46% Cu
AZ22175	Total	70.0	274.0	204.0	0.72	0.05	1.17
incl	Enriched	70.0	260.0	190.0	0.80	0.06	1.30	Incl. 94m of 1.06 % Cu
and	Primary	260.0	274.0	14.0	0.33	0.03	0.51
AZ22176	Total	98.0	445.9	347.9	0.81	0.10	2.52

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
incl	Enriched	98.0	324.0	226.0	0.87	0.09	1.88	incl. 96m of 1.13 % Cu
and	Primary	324.0	445.9	121.9	0.71	0.12	3.70	Incl. 56m of 0.89 % Cu
AZ22177	Total	102.0	413.0	311.0	0.48	0.05	1.04
incl	Enriched	102.0	334.0	232.0	0.51	0.04	0.92	Incl. 56m of 0.77 % Cu
and	Primary	334.0	413.0	79.0	0.39	0.07	1.38
AZ22178	Total	96.0	597.0	501.0	0.40	0.07	1.04
incl	Enriched	96.0	390.0	294.0	0.51	0.08	0.99
and	Primary	390.0	597.0	207.0	0.25	0.06	1.12
AZ22179	Total	106.0	749.0	643.0	0.54	0.08	1.34
incl	Enriched	106.0	548.0	442.0	0.63	0.09	1.55	Incl. 96.0m of 1.13% Cu
and	Primary	548.0	749.0	201.0	0.34	0.06	0.90
AZ22180	Total	94.0	639.5	545.5	0.40	0.07	0.88
incl	Enriched	94.0	416.0	322.0	0.46	0.07	1.02
and	Primary	416.0	639.5	223.5	0.33	0.08	0.70	Incl. 46m of 0.51% Cu
AZ22181	Total	72.0	573.9	501.9	0.50	0.09	1.29
incl	Enriched	72.0	244.0	172.0	0.87	0.13	0.80	Incl. 52.0m of 1.46% Cu
and	Primary	244.0	573.9	329.9	0.31	0.07	1.55
AZ22182A	Total	55.0	302.6	247.6	0.94	0.08	3.08
incl	Enriched	55.0	286.0	231.0	0.97	0.09	1.46	Incl. 188 m of 1.09% Cu
and	Primary	286.0	302.6	16.6	0.55	0.03	25.57	Incl. 10 m of 0.71% Cu
AZ22183	Total	76.0	330.0	254.0	0.64	0.07	1.13
incl	Enriched	76.0	228.0	152.0	0.87	0.07	1.08	Incl. 54.0m of 1.18% Cu

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
and	Primary	228.0	330.0	102.0	0.30	0.07	1.23
AZ22184A	Total	114.0	614.0	500.0	0.66	0.10	1.18
incl	Enriched	114.0	390.0	276.0	0.92	0.13	1.48	Incl. 76m of 1.40% Cu
and	Primary	390.0	614.0	224.0	0.34	0.08	0.84
AZ22185	Enriched	124.0	516.0	392.0	0.62	0.07	1.44	Incl. 72m of 1.32% Cu
AZ22186	Enriched	74.0	356.0	282.0	1.00	0.06	1.23	Incl. 172.0m of 1.40% Cu
AZ22188	Total	60.0	229.5	169.5	0.64	0.06	0.96
incl	Enriched	60.0	188.0	128.0	0.78	0.07	1.13	Incl. 26.0m of 1.34% Cu
and	Primary	188.0	229.5	41.5	0.23	0.02	0.43
AZ23189	Enriched	78.0	299.6	221.6	0.40	0.02	0.35
AZ23190	Enriched	90.0	305.4	215.4	0.39	0.02	0.47	Incl. 30m of 0.73% Cu
AZ23191	Enriched	70.0	306.0	236.0	1.39	0.19	2.58	Incl. 42.0m of 2.78% Cu
AZ23192	Enriched	102.0	310.0	208.0	0.24	0.02	0.36
AZ23193	Enriched	108.0	448.7	340.7	0.34	0.03	1.39
AZ23194	Total	96.0	307.0	211.0	0.45	0.03	0.84
incl	Enriched	96.0	300.0	204.0	0.46	0.03	0.82	Incl. 20m of 1.09% Cu
and	Primary	300.0	307.0	7.0	0.24	0.07	1.64
AZ23196	Total	60.0	610.0	550.0	0.50	0.05	1.38
incl	Enriched	60.0	546.0	486.0	0.52	0.06	1.38	Incl. 216 m of 0.72% Cu
and	Primary	546.0	610.0	64.0	0.38	0.03	1.36	Incl. 26 m of 0.48% Cu
AZ23197	Enriched	72.0	358.0	286.0	0.30	0.01	0.33	Incl. 2 m of 1.66% Cu
AZ23198	Enriched	61.0	469.0	408.0	0.56	0.08	2.54	Incl. 176 m of 0.8% Cu

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
GTK2212	Total	74.0	477.0	403.0	0.29	0.02	0.77
incl	Enriched	74.0	178.0	104.0	0.71	0.04	1.59
GTK2313	Enriched	69.0	434.0	365.0	0.30	0.01	0.34	Incl. 40.0m of 0.62% Cu
GTK2314A	Enriched	95.0	142.8	47.8	0.09	0.01	0.25
GTK2314B	Total	90.0	489.0	399.0	0.10	0.01	0.46
incl	Enriched	90.0	204.0	114.0	0.13	0.01	0.44
and	Primary	204.0	489.0	285.0	0.09	0.01	0.46
GTK2315MET	Total	69.0	521.2	452.2	0.29	0.05	1.09
incl	Enriched	69.0	260.0	191.0	0.45	0.04	0.86	Incl. 76.0m of 0.70% Cu
and	Primary	260.0	521.2	261.2	0.18	0.05	1.26
GTK2316MET	Enriched	94.0	319.1	225.1	0.38	0.02	0.88	Incl. 48.0m of 0.64% Cu
GTK2317MET	Enriched	156.0	326.0	170.0	0.42	0.02	2.15	Incl. 58.0m of 0.49% Cu
GTK2318	Total	154.0	466.3	312.3	0.22	0.01	0.46
incl	Enriched	154.0	398.0	244.0	0.25	0.01	0.48
and	Primary	398.0	466.3	68.3	0.13	0.01	0.38
GTK2319	Enriched	110.5	494.0	383.5	0.50	0.07	1.64	Incl. 120m of 0.67% Cu
GTK2320	Enriched	126.0	512.0	386.0	0.66	0.05	1.95	Incl. 196m of 0.99% Cu
AZ23199MET	Enriched	100.0	271.0	171.0	0.80	0.06	1.56	Incl. 156.0m of 0.85% Cu
AZ23200MET	Enriched	94.0	394.5	300.5	0.43	0.04	2.89	Incl. 172.0m of 0.59% Cu
AZ23201	Total	84.0	464.5	380.5	0.56	0.05	1.14
incl	Enriched	84.0	270.0	186.0	0.52	0.04	0.62	Incl. 78 m of 0.64% Cu
and	Primary	270.0	464.5	194.5	0.59	0.07	1.64	Incl. 96 m of 0.82% Cu

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
AZ23202	Total	64.5	329.7	265.2	0.43	0.07	1.72
incl	Enriched	64.5	186.0	121.5	0.48	0.05	1.37	Incl. 98 m of 0.59% Cu
and	Primary	186.0	329.7	143.7	0.38	0.08	2.01	Incl. 28 m of 0.52% Cu
AZ23203	Enriched	138.0	313.9	175.9	0.52	0.04	0.59	Incl. 98 m of 0.56% Cu
AZ23204MET	Total	116.0	312.0	196.0	0.50	0.12	1.83
incl	Enriched	116.0	275.5	159.5	0.54	0.13	1.87	Incl. 38.0m of 1.01% Cu
and	Primary	275.5	312.0	36.5	0.34	0.07	1.67
AZ23205MET	Total	105.0	374.7	269.7	0.73	0.08	1.77
incl	Enriched	105.0	362.0	257.0	0.76	0.09	1.94
and	Primary	362.0	374.7	12.7	0.28	0.05	1.30
AZ23207A	Total	74.0	591.0	517.0	0.43	0.14	1.71
incl	Enriched	74.0	496.0	422.0	0.47	0.16	1.85	Incl. 176 m of 0.55% Cu
and	Primary	496.0	591.0	95.0	0.27	0.03	1.08
AZ23208	Total	88.0	308.0	220.0	0.31	0.01	0.28
incl	Enriched	88.0	260.0	172.0	0.34	0.01	0.25	Incl. 106 m of 0.41% Cu
AZ23210MET	Total	110.0	415.0	305.0	0.64	0.07	1.62
incl	Enriched	110.0	352.0	242.0	0.73	0.07	1.59
and	Primary	352.0	415.0	63.0	0.28	0.06	1.73
AZ23211A	Total	110.0	446.0	336.0	0.30	0.03	0.89
incl	Enriched	110.0	348.0	238.0	0.28	0.03	0.58
and	Primary	348.0	446.0	98.0	0.35	0.03	1.64
AZ23216	Total	108.0	530.0	422.0	0.52	0.08	1.84

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
incl	Enriched	108.0	446.0	338.0	0.58	0.09	2.07	Incl. 48m of 0.90% Cu
and	Primary	446.0	530.0	84.0	0.27	0.06	0.94
AZ23218	Total	62.0	301.2	239.2	0.59	0.04	1.21
incl	Enriched	62.0	264.0	202.0	0.63	0.05	1.35
and	Primary	264.0	301.2	37.2	0.39	0.03	0.47
AZ23220	Enriched	80.0	478.0	398.0	0.75	0.05	1.00	Incl. 124m of 1.43% Cu
AZ23223MET	Enriched	142.0	376.0	234.0	0.40	0.03	0.52	Incl. 76.0m of 0.57% Cu
AZ23225	Total	60.0	900.7	840.7	0.24	0.03	1.74
incl	Enriched	60.0	206.0	146.0	0.32	0.06	2.06	Incl. 16m of 0.51% Cu
and	Primary	206.0	900.7	694.7	0.22	0.03	1.7
AZ23226AMET	Enriched	90.0	275.3	185.3	0.47	0.03	0.91	Incl. 38.0m of 0.66% Cu
AZ23227MET	Total	69.0	334.0	265.0	0.68	0.07	1.27
incl	Enriched	69.0	284.0	215.0	0.73	0.06	1.30	Incl. 137.0m of 0.80% Cu
and	Primary	284.0	334.0	50.0	0.44	0.09	1.13	Incl. 22.0m of 0.65% Cu
AZ23228MET	Total	170.0	616.0	446.0	0.63	0.07	3.58
incl	Enriched	170.0	430.0	260.0	0.72	0.07	4.18	Incl. 76.0m of 0.92% Cu
and	Primary	430.0	616.0	186.0	0.49	0.07	2.74	Incl. 52.0m of 0.80% Cu
AZ23229MET	Enriched	92.0	262.4	170.4	0.46	0.04	1.80	Incl. 76.4m of 0.52% Cu
AZ23230MET	Total	104.0	438.2	334.2	0.59	0.06	3.66
incl	Enriched	104.0	354.0	250.0	0.68	0.06	3.67	Incl. 192.0m of 0.83% Cu
and	Primary	354.0	438.2	84.2	0.31	0.07	3.61
AZ23231	Total	48.0	701.0	653.0	0.10	0.01	0.59

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
incl	Enriched	48.0	288.0	240.0	0.07	0.01	0.84
and	Primary	288.0	701.0	413.0	0.12	0.01	0.44
AZ23232MET	Total	94.0	464.0	370.0	0.40	0.04	0.95
incl	Enriched	94.0	414.0	320.0	0.44	0.05	1.02	Incl. 76.0m of 0.58% Cu
AZ23233	Total	70.0	510.0	440.0	0.47	0.06	1.93
incl	Enriched	70.0	444.0	374.0	0.50	0.07	1.99	Incl. 2m of 2.07% Cu
and	Primary	444.0	510.0	66.0	0.35	0.05	1.62
AZ23236	Total	88.0	417.7	329.7	0.23	0.01	0.83
incl	Enriched	88.0	374.0	286.0	0.23	0.01	0.87	Incl. 12m of 0.56% Cu
and	Primary	374.0	417.7	43.7	0.22	0.01	0.58
AZ23237	Total	110.0	446.0	336.0	0.66	0.07	1.86
incl	Enriched	110.0	418.0	308.0	0.69	0.07	1.86	Incl. 142m of 0.82% Cu
and	Primary	418.0	446.0	28.0	0.37	0.09	1.82	Incl. 10m of 0.44% Cu
DWT-1	Total	56.0	318.0	262.0	0.37	0.05	1.12
incl	Enriched	56.0	228.0	172.0	0.12	0.04	0.92
and	Primary	228.0	318.0	90.0	0.83	0.08	1.52	Incl. 48m of 1.32% Cu
AZ23238	Enriched	102.0	201.0	99.0	1.02	0.07	2.75
AZ23239	Enriched	48.0	225.5	177.5	0.61	0.07	1.61	Incl. 86.0m of 0.76% Cu
AZ23240	Enriched	104.0	224.5	120.5	0.98	0.11	1.53	Incl. 112.5m of 1.04% Cu
AZ23241	Total	18.0	740.0	722.0	0.11	0.01	0.63
incl	Enriched	18.0	300.0	282.0	0.07	0.01	0.60
and	Primary	538.0	740.0	202.0	0.20	0.01	0.72	Incl. 12.0m of 0.44% Cu

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
AZ23242	Enriched	86.0	200.0	114.0	0.92	0.08	1.77
AZ23243	Enriched	82.0	150.0	68.0	0.53	0.04	1.26
AZ23244A	Enriched	92.0	230.3	138.3	0.54	0.05	1.66	Incl. 112.0m of 0.63% Cu
AZ23245	Enriched	86.0	220.7	134.7	0.99	0.06	1.74
AZ23246	Enriched	123.0	235.1	112.1	1.04	0.11	2.34	Incl. 81.1m of 1.15% Cu
AZ23248	Enriched	98.0	227.0	129.0	0.87	0.08	1.71	Incl. 93.0m of 1.02% Cu
AZ23249	Enriched	88.0	219.6	131.6	0.37	0.05	1.08	Incl. 52.0m of 0.46% Cu
AZ23250	Enriched	114.0	210.0	96.0	0.69	0.06	1.05
AZ23251	Total	82.0	430.8	348.8	0.37	0.05	1.65
incl	Enriched	82.0	198.0	116.0	0.40	0.03	1.10	Incl. 40.0m of 0.67% Cu
and	Primary	198.0	430.8	232.8	0.36	0.06	1.93
AZ23252	Enriched	86.0	172.1	86.1	0.52	0.07	1.22
AZ23253	Enriched	96.0	290.0	194.0	0.29	0.01	0.36
AZ23254	Enriched	147.5	200.0	52.5	0.27	0.05	2.23	Incl. 18.5m of 0.57% Cu
AZ23255	Enriched	120.5	253.7	133.2	0.55	0.04	1.36	Incl. 64.0m of 0.74% Cu
AZ23257	Enriched	87.0	202.0	115.0	0.28	0.04	1.50	Incl. 24.0m of 0.60% Cu
AZ23258A	Total	62.0	347.0	285.0	0.50	0.05	0.95
incl	Enriched	62.0	300.0	238.0	0.56	0.06	0.87	Incl. 142.0m of 0.63% Cu
and	Primary	300.0	347.0	47.0	0.22	0.03	1.34
AZ23259MET	Enriched	115.0	334.0	219.0	0.48	0.02	0.96	Incl. 114.0m of 0.73% Cu
AZ23260	Enriched	102.0	313.0	211.0	0.40	0.03	1.05	Incl. 56.0m of 0.71% Cu
AZ23261	Enriched	98.0	299.0	201.0	0.40	0.03	0.74	Incl. 20.0m of 0.81% Cu

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
AZ23262	Enriched	98.0	191.0	93.0	0.45	0.07	0.79	Incl. 46.0m of 0.59% Cu
AZ23263	Total	170.0	318.5	148.5	0.59	0.09	2.26
incl	Enriched	170.0	282.0	112.0	0.64	0.07	1.77
and	Primary	282.0	318.5	36.5	0.47	0.14	3.77
AZ23264	Total	78.5	276.0	197.5	0.63	0.10	2.91
incl	Enriched	78.5	268.0	189.5	0.64	0.10	2.93	Incl. 64.0m of 0.91% Cu
and	Primary	268.0	276.0	8.0	0.32	0.10	2.47
AZ23265	Enriched	150.2	281.0	130.8	0.48	0.06	1.05	Incl. 77.8m of 0.57% Cu
AZ23267	Enriched	66.0	218.0	152.0	0.51	0.06	0.79	Incl. 110m of 0.63% Cu
AZ23269	Enriched	122.0	222.5	100.5	0.55	0.05	1.66
AZ23271	Enriched	192.0	390.0	198.0	0.16	0.01	0.58
AZ23273	Enriched	64.0	289.0	225.0	0.50	0.08	1.37	Incl. 120m of 0.77% Cu
AZ23274	Enriched	72.0	207.4	135.4	0.81	0.06	2.24
AZ23275	Total	60.0	216.5	156.5	0.91	0.08	1.44
incl	Enriched	60.0	208.0	148.0	0.93	0.08	1.44	Incl. 78m of 1.19% Cu
and	Primary	208.0	216.5	8.5	0.63	0.07	1.43
AZ23276	Enriched	104.0	209.8	105.8	0.38	0.05	1.21	Incl. 58m of 0.57% Cu
AZ23277	Total	94.0	476.5	382.5	0.54	0.10	2.33
incl	Enriched	94.0	400.0	306.0	0.61	0.11	2.62	Incl. 74m of 0.86% Cu
and	Primary	400.0	476.5	76.5	0.25	0.06	1.20
AZ23279	Enriched	55.8	192.5	136.7	0.41	0.06	2.50
AZ23280	Enriched	34.0	485.5	451.5	0.33	0.05	1.72	Incl. 80m of 0.56% Cu

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
AZ23283	Enriched	165.0	342.5	177.5	0.70	0.06	1.82	Incl. 112m of 0.91% Cu
AZ23284	Total	55.3	264.8	209.5	0.52	0.11	1.37
incl	Enriched	55.3	236.0	180.7	0.54	0.11	1.36	Incl. 112m of 0.67% Cu
and	Primary	236.0	264.8	28.8	0.44	0.09	1.46
AZ23289	Enriched	152.0	278.0	126.0	0.73	0.06	2.76
AZ23290	Enriched	136.0	260.1	124.1	0.53	0.05	1.63
AZ23291	Enriched	102.0	241.5	139.5	0.67	0.06	3.26	Incl. 60m of 0.89% Cu
AZ23292	Enriched	114.0	460.0	346.0	0.77	0.10	2.09	Incl. 232m of 0.86% Cu
AZ23293	Total	73.0	382.7	309.7	0.28	0.03	1.99
incl	Enriched	73.0	218.0	145.0	0.38	0.06	3.57	Incl. 56m of 0.66% Cu
AZ23294	Enriched	90.0	218.0	128.0	0.41	0.15	6.78	Incl. 16m of 0.74% Cu
AZ23297A	Enriched	74.0	360.5	286.5	0.42	0.05	1.35	Incl. 26m of 0.73% Cu
AZ23298	Total	294.0	600.5	306.5	0.16	0.03	1.29
incl	Enriched	294.0	396.0	102.0	0.20	0.03	0.66
and	Primary	396.0	600.5	204.5	0.15	0.03	1.61
AZ23299B	Total	94.0	310.0	216.0	0.21	0.25	1.41
incl	Enriched	94.0	254.0	160.0	0.24	0.31	1.71
AZ23300	Enriched	102.0	241.0	139.0	1.01	0.08	2.43
AZ23301	Enriched	188.0	398.0	210.0	0.18	0.02	0.81
AZ23303	Total	106.0	285.0	179.0	0.53	0.05	5.48
incl	Enriched	106.0	234.0	128.0	0.62	0.07	7.16	Incl. 92m of 0.78% Cu
and	Primary	234.0	285.0	51.0	0.31	0.01	1.27

Table 7.3: Examples of Significant Copper, Gold and Silver Drilling Results From January 2022 to December 2023
Hole-ID	Predominant Mineral Zone	From (m)	To (m)	Length (m)	Cu%	Au (g/t)	Ag (g/t)	Comment
AZ23304	Enriched	134.0	387.5	253.5	0.17	0.02	0.58
AZ23306	Enriched	172.0	476.0	304.0	0.45	0.05	1.34
AZ23307	Enriched	134.0	184.8	50.8	0.18	0.03	0.52
AZ23309	Total	88.0	299.0	211.0	0.45	0.03	1.13
incl	Enriched	88.0	266.0	178.0	0.49	0.03	1.22	Incl. 26m of 0.92% Cu
AZ23310	Enriched	74.0	369.6	295.6	0.20	0.03	0.83
AZ23311	Total	94.0	513.0	419.0	0.40	0.03	1.12
incl	Enriched	94.0	276.0	182.0	0.39	0.01	0.38	Incl. 52m of 0.54% Cu
and	Primary	276.0	513.0	237.0	0.40	0.04	1.69	Incl. 66m of 0.79% Cu
AZ23312	Total	114.0	212.5	98.5	0.36	0.02	0.50
incl	Enriched	114.0	194.0	80.0	0.41	0.02	0.55	Incl. 26m of 0.74% Cu
AZ23314	Total	102.0	316.5	214.5	0.64	0.06	1.10
incl	Enriched	102.0	300.0	198.0	0.66	0.06	1.12	Incl. 84m of 0.89% Cu
AZ23315	Enriched	72.0	206.4	134.4	0.32	0.10	1.84	Incl. 72.4m of 0.57% Cu

Source:McEwen and McEwen Copper press releases dated 4th May 2022, 23rd June 2022, 4th August 2022, 26th January 2023, 6th March 2023, 5th April 2023, 5th May 2023, 12th July 2023, 1st August 2023, 26th February 2024 and 16th May 2024.

TRUE THICKNESS OF MINERALIZATION

Supergene mineralization forms a sub-horizontal zone measuring over 5 km north-south by 1.5 km west-east. It is underlain by hypogene mineralization that extends to depths greater than 1 km below surface. The sub-vertical geometry of key deposit lithologies and structural elements, coupled with predominantly vertically oriented drill holes prior to 2022, effectively represent the true thickness of mineral zones, but lacked effective constraints on temporal relationships impacting grade. The use of inclined drill holes for resource delineation drilling beginning with the 2022 campaign has served to improve the interpretation of the constraining sub-vertical geological elements.

ADEQUACY STATEMENT ON SECTION 7

The QP believes that the quantity and quality of the lithological, collar and downhole survey data collected during the exploration and infill drill programs completed at Los Azules are acceptable to support Mineral Resource estimation

Sample preparation, analyses, and security

Introduction

Consulting firm CRM-SA LLC visited Los Azules from February 29th to March 8th, 2024, to review sample collection, processing, and assaying procedures as part of data verification and to satisfy the Qualified Person site visit requirement for resource estimation. The review covered drilling practices, sample location definition, sample collection, logging, chain of custody, and assaying. CRM visited three locations: the Los Azules project site, the sample preparation and storage area in Calingasta, and Alex Stewart International Laboratory in Mendoza. CRM concluded that geological sampling and logging meet industry’s best practices (CRM, 2024), consistent with Stantec’s 2023 IA review (Stantec, 2022).

CRM reviewed logging, sampling, and Quality Assurance/Quality Control (QA/QC) practices during drilling. Sampling adhered to industry standards. Standard reference material (SRM) was certified by Alex Stewart laboratory in Mendoza, using local source rocks. Initially, blank material was “barren” quartz mixed with a small portion of leached material for anonymity purposes and was not completely sterile. After 2008, a new blank material source was used. “Coarse” duplicates from quarter-core splits were taken in 2008. Coarse reject duplicates were included in subsequent programs.

From 2009 onward, blank assay results met acceptable limits with silica sand replacing previous blank material. In 2021/22, coarse quartz from Alex Stewart Labs replaced earlier blank samples. Since 2013, all crushing, pulverizing, and assaying have been conducted at Alex Stewart Labs in Mendoza, with historical work at other accredited labs in Argentina and Chile.

Laboratories utilized by McEwen have incorporated internal QC samples in each assay batch. Each certificate includes drill sample results, duplicates, blanks, and reference standards to monitor precision, instrument drift, and accuracy. Anomalous values are routinely re-assayed. Monitored laboratory accuracy and precision are more than sufficient to meet project goals and objectives.

Sampling methods

Since 1998, drilling at Los Azules has used reverse circulation (RC) and diamond core (core) methods. BMG (1998-1999) and MIM (2004, now Glencore) drilled RC holes, while since 2004, Minera Andes/McEwen have primarily used core drilling. 98% of holes in the resource estimate are diamond drill core holes. Logging procedures are detailed in Section 7.

After geotechnical and geological logging (including mark-up of sample locations on the core), core boxes are transferred to a photo booth for standardized wet and dry photography using fixed focal length and lighting (Figure 8.1). Each image is labelled by hole ID, box number, and depth interval (Figure 8.2) and stored digitally for reference.

Figure 8.1: Dedicated static photo booth for consistent photography of core (McEwen 2023)

Figure 8.2: An example of the labelling of core boxes for photography (McEwen 2023)

Once photographed, 40-48 core boxes are stacked on pallets in downhole order, secured with plastic wrap and strapping (Figure 8.3), and stored in a locked, security-sealed sea container before shipment to

Calingasta’s core warehouse. Twice-weekly shipments are tracked via Chain of Custody paperwork to ensure secure delivery. Upon arrival, deliveries are checked for integrity against the Chain of Custody records before unloading into the warehouse.

Figure 8.3: The securing and loading of the core boxes for shipment to Calingasta (McEwen 2023)

At the Calingasta facility, core is first processed using a GeoLOGr hyperspectral scanner (Figure 8.4), which captures short-wave infrared (SWIR) spectroscopy data to provide reflectance information. This information assists in the alteration model development for the 3D geological model described in Section 11. Two scanners were used, prioritizing freshly delivered core, with historical core scanned as time allowed. The scanner also takes high-resolution images for later correlation with hyperspectral data core logs. After scanning, core boxes are transferred via roller tables to the sample prep area.

Figure 8.4: The geoLOGr hyperspectral scanning unit (McEwen 2023)

McEwen staff use hydraulic guillotine splitters (Figure 8.5) to split intact core lengthwise, per the logging geologist instructions on the sampling sheet. Hydraulic splitters are used instead of diamond saws to prevent loss of sooty chalcocite from washing. Fractured or rubble-like core is divided with a trowel. Half of the core is retained in the box for future reference, while the sampled half is immediately placed in thick plastic bags labelled with unique ID codes and sealed with nylon zip ties. Three to seven samples are then placed in larger poly-woven bags, labelled, and secured with uniquely numbered tamper-proof security seals (Figure 8.5).

Figure 8.5: The hydraulic core splitter (McEwen 2025)

Sealed sample sacks are palletized and stored in a padlocked, security-sealed area (Figure 8.6) until weekly dispatch to the laboratory. CCTV and security lighting monitor the storage area. A detailed inventory of samples and security seals is maintained and checked against Chain of Custody paperwork when samples are dispatched and received.

Figure 8.6: Showing the sequence of bagging, tagging, sealing, and securing the samples for dispatch (McEwen 2023)

The secure and well-organized core facility ensures that Los Azules samples are appropriately handled, minimizing the potential for sample ID errors.

Sample Preparation and Analyses

Once bagged and dispatched from Calingasta, Alex Stewart International (ASI) manages all sample handling and preparation at their Mendoza laboratory. The security seals and sample inventory are verified upon arrival at the laboratory per Chain of Custody protocols. ASI is independent of McEwen Copper and Andes Corporación Minera S.A.

ASI, accredited according to ISO 9001, 14001 and 17025 standards, provides geochemical, metallurgical, and analytical services to the global mining industry.

Sample preparation follows these steps:

Drying until the moisture content is within limits.

Crushing to 80% passing 2mm (10 mesh).

Splitting to obtain a 600g fraction, then pulverizing to 95% passing 105 microns (140 mesh).

Equipment cleaning with high-pressure air after every sample; granulometry tests conducted every 15 samples.

ASI performs the following assays:

Gold (Au4-30): Fire assay and AAS determination using a 30g sample.

Multi-element suite (ICP-AR 39): Aqua regia digestion; ICP-OES Radial determination.

Overlimit analysis (ICP-OES): 19-element ICP-OES Radial method.

Sequential Copper Analysis (LMC-140/Cu Sequential): Determines Acid Soluble Copper (CuAS), Cyanide Soluble Copper (CuCN), Residual Copper (CuRES), and Total Copper (CuT) via AAS.

Sequential copper determinations involve:

For acid-soluble copper, samples are subjected to a sequential leach to collect samples for cyanide-soluble copper (CuCN) and acid-soluble copper (CuAS).

Following leaching, residual copper (CuRES) in the sample (tails) is determined via a three-acid digestion and assay for total copper content.

Acid soluble and cyanide soluble assays are combined to determine soluble copper content (CuSOL) of each sample.

Total sequential copper is calculated from CuAS + CuCN + CuRES. This quantity can be compared with the direct (official) assay of total copper (CuT).

All four copper determinations (CuAS, CuCN, CuRES and CuT) are recorded in the drilling database, with final assay certificates electronically transmitted in Excel and PDF formats. If assays pass McEwen’s QA/QC protocols, they are entered into the Fusion (Datamine) database for interpretation, modelling, and resource estimation.

Since 2012, samples have been prepared and assayed at ASI Mendoza, with historical work conducted at ALS Chemex (Chile) and ACME Labs (Mendoza and Chile), all of which are ISO 9001:2000 certified.

A 2022-2023 re-assay program analyzed 159 drill holes (24,704 samples) using either remaining core, historical pulps, or rejects from Calingasta. The objectives for the reassaying program were to complete missing data, improve detection limits for deleterious elements (particularly arsenic), maintain consistent assay methodology using a single laboratory, and obtain sequential assay determinations for previously reported total copper grades.

In comparing the grades of re-assay and original assay pairs, the re-assay program found high bias for acid-soluble copper, suggesting oxidation in stored samples. Re-assayed CuAS data were excluded from the resource estimate.

For total copper (CuT), original samples from early sampling campaigns showed a minor bias (Figure 8.7) attributed to historical inter-laboratory variations.

Figure 8.7: Total Copper Assays vs Re-Assays (CRM 2023)

Cyanide soluble copper (CuCN) assays vs re-assays are shown in Figure 8.8. A strong correlation was observed for enriched zone samples (<4% high bias). For primary zone samples, poor correlation between the original and cyanide soluble re-assay values were observed.

Figure 8.8: Cyanide Soluble Copper Assays vs Re-Assays (CRM 2023)

All available enriched zone samples lacking cyanide soluble copper grades were re-assayed. To avoid soluble-to-total copper ratio inconsistencies, re-assayed total and cyanide soluble grades were both used in the resource estimate.

QC Sample Insertion

Standards, blanks, and duplicates are inserted at regular intervals during bagging. In a sequence of forty samples, the following QC samples were inserted:

2 blanks

2 standards

1 duplicate

The density of QC samples is adequate for the current program.

ASI performs additional internal quality control checks, which are reported in the final certificates.

Chain of Custody

The custody chain process ensures that tampering or mix-ups are immediately evident upon sample arrival at the lab. Strict protocols ensure sample security from shipment through final analysis.

The Fusion database is protected by read/write permissions to prevent unauthorized access and regular back-ups.

control samples

Control samples include blanks, duplicates and standard reference materials (SRMs) to monitor contamination, precision and accuracy. These are inserted at regular intervals during sample bagging to ensure data integrity.

Standard Reference Materials (Standards)

Since 2007, SRMs were prepared from coarse rejects. Color was added to blanks using leached material for anonymity in sample sequences. Six SRMs were prepared with distinct copper and gold contents shown in Table 8.1.

Table 8.1: Sample Control Standards (2007-2008)
Sample	Total Cu%	Au (ppm)
STD B	0.0047	0.0500
STD 01	0.1096	0.0470
STD 03	0.3135	0.0330
STD 06	0.5300	0.0260
STD 08	0.8830	0.0680
STD 20	1.9540	0.0670

Note: Values were obtained from statistical analysis received from Alex Stewart

For the 2009-2010 programs, Alex Stewart prepared standard material. Gold values were unreliable due to low concentration and detection limit effects, so gold standards were not used.

For the 2011 - 2022 programs, standard reference materials were prepared and certified by Acme Laboratories as shown in Table 8.2. The gold values were again affected by detection limit effects and were not used as SRM.

Table 8.2: Sample Control Standards (2011-2022)
Sample	Total Cu%	Au (ppm)
STD 01	0.101	0.014
STD 03	0.278	0.039
STD 10	1.030	0.059

Note: Values were obtained from statistical analysis received from Acme.

For the 2023 - 2025 field seasons, three Certified Reference Materials were purchased from OREAS, an accredited Reference Material Producer under ISO 17034. These new CRMs largely replaced the standard reference materials used previously. The expected, or certified, values are listed in Table 11.3.

Table 8.3: Sample Control Standards (2023-2024)
Sample	Total Cu%	Au (ppm)
501D	0.272	0.232
504D	1.10	1.46
507	0.622	0.176

The standard values largely cover the range of expected assay values.

Control Sample Performance

SRM performance is monitored using diagnostic charts, where outliers beyond ±3 standard deviations (SD) can be identified. Control charts monitor the consistency of performance at the lab, where 90% of the results must fall within ±10% of the mean value of the assays for the process to be “in control.”

McEwen consistently and routinely monitors the QC results received from the lab to ensure that outliers are identified as soon as possible. Outliers in a batch or distinct period will be flagged for re-assaying, with a bracket of 10 samples on either side of the standard resubmitted for repeat assays until the QC results are satisfactory.

Quality control data for sample collection campaigns prior to 2023 showed no deficiencies. This data is summarized in the 2023 IA report (McEwen, 2023). The results presented here focus on the 2023/2024 field program.

Copper plots for the 2023/2024 sampling program are presented in the below figures.

Figure 8.9: Diagnostic Charts for Standards Used at Los Azules 2023-2024, Standard 501d (McEwen 2025)

Figure 8.10: Diagnostic Charts for Standards Used at Los Azules 2023-2024, Standard 504d (McEwen 2025)

Figure 8.11: Diagnostic Charts for Standards Used at Los Azules 2023-2024, Standard 507 (McEwen 2025)

The expected assay value for a standard appears as a solid black horizontal line (middle line). Dashed lines above and below indicate ± 1,2, or 3 SD away from the expected value. The 2023/2024 results show no outliers beyond the 3 SD range.

To smooth the data and allow evaluation of laboratory drift over time, a 9-sample moving average is computed and smoothed (red lines). These lines show that the laboratory consistently reported low results before April 15, 2024, and slightly higher results later in the program. These small deviations (< 5%) compensated over time, maintaining long-term accuracy.

A bias check compared average quantifications with best values for all three standards. The regression line has a slope near one and an intercept near 0, confirming no systematic bias in laboratory assays (Figure 8.12).

Figure 8.12: Cu. Average of Std quantifications vs Best Value (McEwen 2025)

Duplicate Sample Performance

Duplicate samples check for assay precision by comparing two analyses of the same sample. Both coarse reject and pulp duplicates were analyzed, with precision failures flagged when relative differences exceeded 10%. Each duplicate pair’s relative difference was calculated, and the proportion of failures was tracked to ensure acceptable precision.

Figure 8.13: Coarse duplicate scatterplot 2023-2024 (McEwen 2025)

Figure 8.14: Pulp Duplicate Scatterplot 2023-2024 (McEwen 2025)

For coarse duplicates, the failure rate (relative absolute difference > 10%) was 0.77% (4 failures for 520 duplicates). For pulp duplicates, the failure rate was 0.47% (3 failures for 642 duplicates). These low failure rates show that laboratory precision is more than acceptable.

Blank Sample Performance

Blanks test for cross-contamination, particularly for gold. Scatterplots compared blank grades with the preceding sample to detect any possible contamination. Positive correlation between the grades of the blank and the previously analyzed sample is evidence of cross-contamination between samples (Figure 8.15).

Figure 8.15: Gold in Blank vs Gold in Previous Sample (McEwen 2025)

Conclusions

In the opinion of the QP/QPs, the analysis of control samples confirms that copper and gold assay processes are under sufficient control, ensuring reliable data for resource estimation and reporting of drill hole results.

The Los Azules sampling and assaying program adheres to industry’s best practices, producing accurate and precise assay data. The control sample performance demonstrates that the assay results are trustworthy for resource estimation and suitable for disclosure on a drill hole-by-hole basis.

Data Verification

From February 29 to March 8, 2024, CRM-SA LLC conducted a site visit to the Los Azules project to observe and verify the sample collection, processing, and assaying procedures. The visit addressed data verification and site visit requirements for a Qualified Person (QP) responsible for resource estimation.

The primary objective of the visit was to evaluate key aspects of the drilling practices and sampling process, including:

Drilling practices

Sample location definition

Sample collection and logging

Chain of custody procedures

Assay protocols and laboratory quality control

To ensure a comprehensive assessment, the following locations were visited:

Los Azules project site

Drilling site

Core logging compound

Calingasta Sample Preparation and Storage Area

Alex Stewart International Laboratory in Mendoza

This verification process was conducted to confirm the accuracy and reliability of the data used in the resource estimation and to ensure that the industry’s best practices and regulatory standards were followed throughout the sampling and assaying workflow.

DRILL SITE INSPECTION, LOS AZULES

The Los Azules deposit is located at an elevation of 3,600 m in the Andes Mountains. Areas reviewed at the project were the drilling, sample collection, and geological logging.

Drilling Coordination and Oversight

During the site visit, there were 22 active drill rigs. Given the level of effort, organization, and coordination required for up to 7 drilling contractors, the drilling activities were a major undertaking and an important part of the review. The drilling coordination center was visited, and the systems for allocating drillholes to rigs, tracking performance through hourly communication, and ensuring that consumables were available at each rig. Daily coordination meetings among the drilling companies are held to discuss and resolve production and safety issues. The drill rig progress chart showing production per day and cumulative production, as well as the drillhole collar location map showing the current location of the various rigs, are shown in Figure 9.1.

Figure 9.1: Rig location tracking system (McEwen 2025)

Drill Site Observations

Core recovery and sample collection at an ongoing drill site was observed. An ACMSA rig geologist explained the procedure of placing the sample blocks and measuring the recovered length. No issues were detected.

Drill Hole Coordination and Collar Surveying

Each drill site is overseen by a McEwen Drill Hole Coordinator, responsible for:

Monitoring drilling operations,

Measuring core recovery upon extraction,

Placing the core into core boxes with hole ID and drill intervals, and

Preparing cores for transport to the logging area.

Collar Surveying and Monumentation

Considerable care is taken to ensure drill collar locations and drill site preparations are completed on a timely basis. A series of three surveyed and flagged stakes were set up in groups to indicate the azimuth of the proposed hole. The actual collar location is marked with a flagged and labelled stake that shows the hole number, azimuth, and dip.

The process of staking and surveying the hole collar was observed (Figure 9.2). After preparing the drilling platform, a small pile of rocks is created. A pre-labeled stake is placed, and the coordinates of the stake are surveyed. The hole ID and coordinates are digitally recorded. After the hole is completed, a permanent monument is created, and the final coordinates of the hole are determined. Since the hole ID and approximate (within 2m) collar location are defined before the start of drilling, mix-ups in the hole ID do not appear possible.

Figure 9.2: Stake and initial collar coordinates for hole IND59 (McEwen 2025)

CORE LOGGING COMPOUND

Core is logged near the Los Azules camp. Core is delivered from the drill site and is sorted and stacked by drill hole. When the entire hole is available, it is laid out on tables for logging.

Core Logging Process

Geologists perform detailed logging of each drill hole, recording:

Lithology

Mineralogy

Alteration

Visible proportion of copper minerals

Structural features

Additionally, sample intervals are selected for density testing and Rock Quality Designation (RQD). Point Load and Schmidt hammer tests were not observed during the visit. Following logging, core samples are photographed (both dry and wet) to document core appearance, and sample blocks are painted red and nailed to the core box to prevent movement during shipment.

Observations and Assessment

The entire process, from sample collection at the rig through core logging and preparation of the sample for shipment to Calingasta, is well-organized and efficient. No areas for improvement were noted.

CALINGASTA SAMPLE PREPARATION AND STORAGE AREA

The Calingasta sample preparation and storage facility is located approximately two hours west of San Juan and four hours east of the Project site. It serves as the primary hub for sample processing, including core scanning, splitting, storage, and shipment for assay analysis.

Reception and storage

Whole core, in labeled core boxes, arrives at Calingasta from the Los Azules project. The boxes are stacked on a pallet, which is wrapped in plastic and secured with steel strapping. The total number of pallets is checked against the shipping inventory. Bar codes are not used. After unpacking, boxes are stacked in designated areas in the open air. When rain is a possibility, the boxes are covered with plastic.

Sample Bagging and Security

Once samples are split and placed in trays, they are bagged, labeled both externally and internally, and tightly sealed with a zip strip. Each sample bag is labeled along the seal, and a labeled paper is placed inside for identification. Figure 9.3.

Figure 9.3: Bagged Samples (McEwen 2025)

Prior to shipment the bagged samples are stored in a locked container. An anti-tamper strip is attached to the door.

Core Retention and Storage

After logging, the core is returned to labeled boxes and moved to the new core storage area. Some core boxes are empty because samples were used for metallurgical testing. While not a fatal flaw, industry standards (CIM guidance, 2018) recommend that geological staff retain justification for core removal and develop a Core Retention Plan, documenting core usage decisions.

ALEX STEWART ASSAY LAB, MENDOZA

Alex Stewart International Laboratories (ASi) in Mendoza was visited on February 29th, 2024. CRM-SA LLC had a detailed discussion with Federico Henriquez, the Laboratory Manager, and his staff, plus a tour of all the steps in processing and analyzing the Los Azules samples.

Samples Reception and Security

Samples arrive from Calingasta on numbered pallets. The number of pallets shipped is communicated to ASi, and a manual check is made. Many operations utilize a barcode system to identify each pallet accurately. This type of system should be considered. Samples are unloaded and placed on the ground in a staging area in numerical order (Figure 9.4). The staging area is under cover and located in a fenced, guarded yard.

Figure 9.4: Sample Bags on Pallet (L) and Sample After Ordering (R) (McEwen 2025)

GLOBAL DATABASE MANAGER, DATABASE CURATOR & EXPLORATION MANAGER, SAN JUAN

Discussions with the Global Database Manager, Database Curator, and Exploration Manager included:

Historical logging interpretations and their impact on the geologic model.

Presentation of drilling results.

Effects of Dr. Richard Sillitoe’s 2014 site visit on interpretive work.

Use of multiple assay labs and the evolution of QA/QC protocols.

Findings from an initial database audit conducted by MTS.

Ongoing topographic surveys and discussions on the various national grid systems used.

The key takeaways are that historical logging discrepancies have been addressed through re-logging efforts and that database integrity has improved with the implementation of structured QA/QC processes.

geological modelling

The drill hole database used in geological modeling and subsequent mineral resource estimation consists of historical information and drill hole data collected by the Issuer.

The historical drill data were presented as a series of .csv data tables, which were imported into an MS Access database for review and verification. The drill hole data was then loaded into Leapfrog Geo software which provides standard checks for drill data integrity, considering a sequential ‘from’ and ‘to’ for the interval tables, the end of hole detailed in the collar table matching those in the interval tables, duplication of data, and checks for erroneous readings in survey deviation. There were no errors found in the historical drill hole data tables.

The drill hole data from the current drilling campaign was captured on site using Excel data sheets, which were then validated upon import into a Fusion X SQL data management system, ensuring the integrity of the data captured during the logging process. The assay data certificates were loaded directly into the database, importing the information contained therein in its entirety without any manual editing. The database manages assay data, utilizing a series of rules and profiles designed to export assay data from the optimal analytical method and convert any values below the detection limit to numeric data. The data tables, Collar, Survey, Lithology, Assay, Alteration, Mineralization, and Structure were extracted as a series of .csv files with their table structures set up for direct import in the Leapfrog Geo modelling platform. These data were combined with historical data, checked for drill hole data integrity, and presented as error-free data for use in geological modeling.

conclusions

In the opinion of the QP/QPs, the results of the data verification indicate that the database is sound and reliable for resource estimation. The key findings from reviewing the geological model are that the modelling workflow is robust, with detailed validation steps in place.

Mineral Processing and Metallurgical Testing

introduction

The metallurgical development of Los Azules feasibility was completed in three phases. The initial work completed the test work program outlined in the 2023 IA and is identified as the Phase 1 metallurgical testing program. The Phase 2 metallurgical test program utilized samples from the 2021-2022 exploration campaigns to grow the variability testing database from Phase 1 and expand the geometallurgical testing data set to include lithologic domains. The Phase 3 metallurgical test program utilized the 2022-2023 exploration campaigns to acquire metallurgical core samples to validate scale-up from the baseline 3-meter columns to the planned 9-m bench height of the heap leach pad and confirm extraction within the test programs. The Phase 3 master composites were built by lithologic domain and were pulled from within the pit shell for the first 5 years of operation. Cancha software was utilized to pick available drill hole intervals to create bulk master composites for the lithologic domains within the 5-year pit shell. Additional samples were collected from the 2023-2024 exploration campaign from holes drilled through vertically the vegas in zone of the deposit.

The 2022-2023 exploration campaigns conducted over two drilling seasons required extensive sample preparation resources to prepare all drill hole intervals for resource assays and then prepare sample for metallurgical testing. Drill core was sent to SGS and to ASMIN laboratories in Santiago, Chile. SGS was utilized for Phase 2 testwork and ASMIN for Phase 3 testwork. Both laboratories are reputable testing facilities with experience in the types of tests conducted for the Los Azules process scheme.

Results from the current metallurgical testwork program phases and analysis of the results for the feasibility study are contained in the following subsections.

historical testwork summary

The prior metallurgical work completed for the Los Azules project and reported in earlier Technical Reports. Historical testing for McEwen Copper (McEwen) was conducted on samples from the resource in several phases. C. H. Plenge Laboratory (Plenge) in Lima, Peru, performed several scoping level investigations from 2008 to 2012 to support a Preliminary Economic Assessment (PEA) by Samuel Engineering in 2009, 2010, and 2013. Additional samples from the resource were tested at the SGS Research Limited (SGS) to support a Preliminary Economic Assessment (PEA) by Hatch in 2017. A mineral liberation analysis (MLA) was completed at Thompson Creek Metals Company in Challis, Idaho; in 2012 on rougher flotation samples from the Plenge lock-cycle testing.

The historical work completed at both Plenge and SGS concentrated on evaluating sulfide resource processing options including flotation, pressure oxidation (POX) of flotation concentrate, and column leaching. The evaluation of the historical data in the PEA in 2009 and 2010 resulted in the selection of a flotation process to produce a copper concentrate. In 2013, a change in the PEA concepts resulted in a flotation concentrate being treated by a POX leach circuit and solvent extraction/electrowinning (SX/EW) to produce copper metal cathodes.

A summary of these programs and results were included in the 2023 IA for the Los Azules project and are not repeated here. The outcome of the 2023 IA was to pursue a bio-heap leach processing strategy at Los Azules and Phase 1 of the testing program was initiated on that basis to support that report.

A summary of the historical metallurgical test work conducted at Los Azules is presented in Table 10.1.

Table 10.1: Historical metallurgical test work programs
Year/Period	Institution/Laboratory	Type of Study/Technique	Main Objective/Outcome
2008 – 2012	C.H. Plenge Laboratory (Lima, Peru)	Scoping-level metallurgical investigations	Supported PEAs by Samuel Engineering (2009, 2010, 2013). Included flotation, POX, and column leaching.
2012	Thompson Creek Metals Company (Challis, Idaho)	Mineral Liberation Analysis (MLA) on rougher flotation samples (Plenge lock-cycle testing)	Detailed mineralogical characterization of flotation concentrates.
2013	PEA by Samuel Engineering	Conceptual change: flotation + POX circuit + SX/EW	Objective: produce copper cathodes instead of concentrate only.
2017	SGS Research Limited (SGS)	Additional testing on resource samples	Supported Hatch PEA (2017). Evaluated alternative sulfide processing routes.
2023	Los Azules PEA/IA Technical Reports	Synthesis of prior programs (Plenge, SGS, Hatch, Samuel)	Defined bio-heap leach strategy. Phase 1 of the testing program initiated to support this approach.

PHASE 1 METALLURGICAL TESTWORK RESULTS

Samuel Engineering prepared a Technical Report IA for Los Azules, effective date of 5/9/2023. Full detail of the testwork program can be reviewed in the previous technical report. Tables containing the finalized mass balanced column results are included for review. The column test series with a crush size of P100 -19mm is included in Table 10.2. The column test series with a crush size of P100 -12.5mm is included in Table 10.3.

Table 10.2: Phase 1 Column Results – 19mm
Test	Column Number	Composite Type	Column Size (mm)	Calc'd Head (%)	Tail Grade (%)	CuT Ext. (%)	CuSOL Ext. (%)	Gross Acid Cons. (kg/t)	Net Cons. (kg/t)	Days Leached
Comp 1	Col-1	Oxide Low	152 DIA X 3 m H	0.05	0.03	Waste Material - Column Discontinued				39
Comp 2	Col-2	Oxide Mid	152 DIA X 3 m H	0.02	0.02	Waste Material - Column Discontinued				39
Comp 3	Col-3	Oxide High	152 DIA X 3 m H	0.13	0.03	78.4	107.8	17.3	15.7	229
Comp 4	Col-4	Supergene Low	152 DIA X 3 m H	0.51	0.11	78.5	108.3	24.4	18.2	229
Comp 5	Col-5	Supergene Mid	152 DIA X 3 m H	0.43	0.1	76.6	105.2	18.2	13.1	229
Comp 6	Col-6	Supergene High	152 DIA X 3 m H	0.51	0.16	68.7	97	23.4	18.1	229
Comp 7	Col-7	Primary Low	152 DIA X 3 m H	0.26	0.22	18.5	191.7	14.7	14	229
Comp 8	Col-8	Primary Mid	152 DIA X 3 m H	0.35	0.25	32	135	16.1	14.3	229
Comp 9	Col-9	Primary High	152 DIA X 3 m H	0.59	0.28	54	109.7	22	17.1	229
AZ-1285	Col-10	Supergene Low	152 DIA X 3 m H	0.16	0.14	19.5	125.1	18	17.5	229
AZ-0946	Col-11	Primary High	152 DIA X 3 m H	1.01	0.43	58.6	105.8	20.6	11.5	228

Table 10.3: Phase 1 Column Results – 12.5mm
Test	Column Number	Composite Type	Column Size (mm)	Calc'd Head (%)	Tail Grade (%)	CuT Ext. (%)	CuSOL Ext. (%)	Gross Acid Cons. (kg/t)	Net Cons. (kg/t)	Days Leached
Comp 1	Col-12	Oxide Low	102 DIA X 3 m H	0.05	0.02	Waste Material - Column Discontinued				39
Comp 2	Col-13	Oxide Mid	102 DIA X 3 m H	0.02	0.01	Waste Material - Column Discontinued				39
Comp 3	Col-14	Oxide High	102 DIA X 3 m H	0.14	0.02	85.8	118	17.5	15.7	228
Comp 4	Col-15	Supergene Low	102 DIA X 3 m H	0.5	0.1	80.9	111.5	26.7	20.4	228
Comp 5	Col-16	Supergene Mid	102 DIA X 3 m H	0.41	0.08	81.3	111.5	24.8	19.7	228
Comp 6	Col-17	Supergene High	102 DIA X 3 m H	0.46	0.12	75.6	106.8	23.8	18.5	228
Comp 7	Col-18	Primary Low	102 DIA X 3 m H	0.25	0.21	19.9	206.8	15.7	15	228
Comp 8	Col-19	Primary Mid	102 DIA X 3 m H	0.36	0.24	34.7	146.1	17.7	15.7	228
Comp 9	Col-20	Primary High	102 DIA X 3 m H	0.55	0.24	58	117.9	20.1	15.2	228
AZ-1285	Col-21	Supergene Low	102 DIA X 3 m H	0.16	0.12	23.3	149.6	21.1	20.6	228

The results from the Phase 1 column test work indicate a potential increase in total copper extraction of at least 3% and could be as high as 4.5%. It is recommended that future metallurgical test programs focus on crush size at 19mm to maintain operational performance. Many heaps with a P100 crush size of 12mm or less have issues with fines that decrease hydraulic and pneumatic permeability and increase hold-up moisture. The increase in heap moisture hold-up is detrimental to geotechnical stability. Column drain down for the -19mm columns was 7.8% vs 10.0% vs the -12.5mm columns. Maintaining minimal moisture hold-up in the heap to maximize geotechnical stability in a high seismic region is paramount in minimizing the potential for geotechnical failure of the heap leach pad.

PHASE 2 METALLURGICAL TESTWORK RESULTS

The Los Azules Phase 2 metallurgical testwork program intent was to provide variable copper extraction data across varied lithologies, head grade, and range of copper mineralogy (soluble copper). Sequential copper assays were utilized to proxy copper mineralogy. Sequential copper assaying involves leaching a sample with sulfuric acid to determine acid soluble copper (CuAS). Then the same sample is leached with cyanide (CuCN) to determine secondary copper mineralogy that is leachable. The remaining copper (CuRES) is the remaining copper and typically determined to be primary copper. All metallurgical head assays and all exploration drill core assays have sequential copper assays following the same procedure. Soluble Copper (CuSOL) is a proxy for leachable copper in the deposit and equates to CuSOL = CuAS + CuCN. Details on Phase 2 sampling and composites are contained in Section 9.4.1.

The testwork program was executed at SGS Santiago in Santiago, Chile. The metallurgical test program was developed by Samuel Engineering and supervised by Samuel Engineering and McEwen Copper. Eugenio Iasillo from Process Engineering LLC in Tucson, AZ was contracted to support the testwork program. Eugenio reviewed testing protocols to confirm alignment with industry practice. Eugenio made multiple trips to SGS Santiago to validate test work procedure adherence. He witnessed sample preparation, column assembly, and column irrigation. Additionally, he assisted with data validation, data interpretation, and laboratory communication.

The Phase 2 Metallurgical test program focused on the following:

Head characterization (sequential copper, fire assay, sulfur speciation, carbon speciation, ICP-MS (50 elements), fluoride, chloride, and mercury)

Comminution test work by lithology (SPI, SMC, LEIT, BWi, Ai, SG, and bulk density)

Sulfuric acid bottle rolls by lithology

Composite sulfuric acid column leach by material type (15mm Ø x 3m and 300mm Ø x 9m)

Head sample mineralization (XRD, clay analysis, XRF, and TIMA-X PMA)

Acid Generation Prediction and Humidity Cell Testing

Table 10.4: Phase 2 Metallurgical Testwork Program Composites
Test Composite	Drill Hole ID	From	To	Mineral Zone	Historic Lithology	Block Model Lithology
Comp 10	AZ22151MET	72	144	Oxide/ Supergene	Diorite	DIO
Comp 11	AZ22153MET	62	146	Oxide/ Supergene	Diorite	DIO
Comp 12	AZ22153MET	148	236	Supergene	Diorite	DIO
Comp 13	AZ22152MET	154	214	Supergene	Dacite Porphyry	EMP
Comp 14	AZ22152MET	216	290	Supergene	Dacite Porphyry with Breccia	EMP
Comp 15	AZ22152MET	36	152	Supergene	Diorite	DIO
Comp 16	AZ22152MET	290	388	Primary	Diorite	Early Mag Hyd Bx
Comp 17	AZ22153MET	236	298	Supergene	Diorite	DIO
Comp 18	AZ22153MET	300	360	Supergene	Dacite Porphyry	IMP
Comp 19	AZ22153MET	362	440	Primary	Diorite	DIO
Comp 20	AZ22154MET	115	289	Supergene	Diorite	DIO
Comp 21	AZ22154MET	63	115	LIX	Diorite	DIO
Comp 22	AZ22154MET	289	309	Supergene	Diorite	IMP
Comp 23	AZ22154MET	309	355	Supergene	Diorite	DIO
Comp 24	AZ22154MET	355	408.3	Primary	Diorite	DIO

Table 10.4: Phase 2 Metallurgical Testwork Program Composites
Test Composite	Drill Hole ID	From	To	Mineral Zone	Historic Lithology	Block Model Lithology
Comp 25	AZ22156MET	74	150	Supergene	hyd	Inter Mag Hyd Bx
Comp 26	AZ22157MET	50	102	LIX	Diorite	DIO
Comp 27	AZ22157MET	102	160	Supergene	Diorite	DIO
Comp 28	AZ22157MET	160	220	Primary	Diorite	DIO
Comp 29	AZ22159MET	91	221	Supergene	Diorite with FBX	DIO
Comp 30	AZ22159MET	221	319	Supergene	hyd	Inter Mag Hyd Bx
Comp 31	AZ22159MET	319	363	Primary	hyd	Inter Mag Hyd Bx
Comp 32	AZ22159MET	363	389	BN-CPY	hyd	Inter Mag Hyd Bx
Comp 33	AZ22159MET	389	427	BN-CPY	Dacite Porphyry	IMP
Comp 34	AZ22159MET	427	611	BN	Diorite	DIO
Comp 35	AZ22160MET	60	124	LIX	Diorite	DIO
Comp 36	AZ22160MET	128	258	Supergene	hyd	Early Mag Hyd Bx
Comp 37	AZ22160MET	262	480	Supergene	Dacite Porphyry	IMP
Comp 38	AZ22160MET	480	650	Primary	Dacite Porphyry	IMP

Summary of Phase 2 Bio-leach Column Test Results

Based on the results from the Phase 1 testing, a nominal particle size of 100% 19MM was adopted for all subsequent testing. Testing at both 100% 19mm and 12.5mm size distribution tests did not show substantial benefit in crushing finer than the 100% 19mm.

The P100 19mm composite column leached in open circuit with a synthetic raffinate of five gram per liter (gpl) sulfuric acid, two gpl ferric iron, and pH between 1-3. The raffinate was applied at 6 L/hr/m2. Sulfuric acid was adjusted to maintain pH between 1.5 and 3. The column charges were agglomerated to between 4-6% moisture with the synthetic raffinate. The agglomerated columns were at rest for two (2) days before raffinate introduction. The inoculum was a standard inoculum continually cultured by SGS Santiago and fed to the column via the raffinate solution. No acid cure dosage was used in agglomeration to optimize acid consumption of the columns. No aeration was added during leaching. The operation was carried out at ambient temperature.

The total copper extractions ranged from 16 to 91% driven primarily by soluble copper of the head sample. The soluble copper extractions ranged from 48 to 132% with the low extraction column coming from a primary copper dominant composite. Column gross acid consumption ranged from 7 to 31 kg/t. The summary for Phase 2 columns is contained in Table 10.6. All results are mass balanced, and extractions calculated from the back calculated head grade.

Table 10.6: Phase 2 Column Results
Test	Column Number	Block Model Lithology	Column Size (mm)	Calc. Head (%)	Tail Grade (%)	CuT Ext. (%)	CuSOL Ext. (%)	Gross Acid Cons. (kg/t)	Net Acid Cons. (kg/t)	Days Under Leach
Comp 10	Col-28	DIO	145 DIA X 3 m H	0.215	0.039	82.9	98.9	17.86	14.96	276
Comp 11	Col-22	DIO	145 DIA X 3 m H	0.486	0.092	82.5	98.2	29.52	22.93	278
Comp 12	Col-23	DIO	145 DIA X 3 m H	0.517	0.177	67.3	108.5	23.64	18.12	278
Comp 13	Col-39	EMP	145 DIA X 3 m H	0.916	0.16	83.6	99.4	7.00	-5.48	249
Comp 14	Col-35	EMP	145 DIA X 3 m H	0.999	0.531	51.9	103.1	18.42	9.81	250

Table 10.6: Phase 2 Column Results
Test	Column Number	Block Model Lithology	Column Size (mm)	Calc. Head (%)	Tail Grade (%)	CuT Ext. (%)	CuSOL Ext. (%)	Gross Acid Cons. (kg/t)	Net Acid Cons. (kg/t)	Days Under Leach
Comp 15	Col-42	DIO	145 DIA X 3 m H	1.04	0.1	91	96.3	17.98	2.17	243
Comp 16 +32	Col-27	Early + Inter Mag Hyd Bx	145 DIA X 3 m H	0.721	0.395	43.4	108	25.65	21.12	262
Comp 17	Col-24	DIO	145 DIA X 3 m H	0.423	0.171	60.4	104.2	21.94	18	278
Comp 18	Col-25	IMP	145 DIA X 3 m H	0.575	0.273	54.7	108	23.09	18.13	278
Comp 19	Col-26	DIO	145 DIA X 3 m H	0.306	0.176	47.1	102	23.76	21.39	278
Comp 20	Col-47	DIO	145 DIA X 3 m H	0.601	0.066	72.9	80.2	31.22	21.98	228
Comp 21	Col-36	DIO	145 DIA X 3 m H	0.132	0.041	74	119.8	31.03	29.26	250
Comp 22	Col-38	IMP	145 DIA X 3 m H	0.361	0.103	75.3	97.8	12.38	7.68	235
Comp 23	Col-40	DIO	145 DIA X 3 m H	0.481	0.18	66.3	101.9	17.02	11.8	231
Comp 24	Col-41	DIO	145 DIA X 3 m H	0.131	0.047	68.3	107.3	15.27	13.73	231
Comp 25	Col-33	Inter Mag Hyd Bx	145 DIA X 3 m H	0.44	0.088	82.3	97.4	18.22	12.05	250
Comp 26	Col-32	DIO	145 DIA X 3 m H	0.088	0.027	72.6	90.2	22.93	21.85	250
Comp 27	Col-31	DIO	145 DIA X 3 m H	0.309	0.055	82.8	107.3	19.34	15.42	250

Table 10.6: Phase 2 Column Results
Test	Column Number	Block Model Lithology	Column Size (mm)	Calc. Head (%)	Tail Grade (%)	CuT Ext. (%)	CuSOL Ext. (%)	Gross Acid Cons. (kg/t)	Net Acid Cons. (kg/t)	Days Under Leach
Comp 28	Col-34	DIO	145 DIA X 3 m H	0.125	0.12	24.9	132.2	18.5	17.89	250
Comp 29	Col-44	DIO	145 DIA X 3 m H	0.51	0.234	57.9	101.8	25.31	20.56	228
Comp 30	Col-50	Inter Mag Hyd Bx	300 DIA X 9 m H	0.436	0.265	42.25	78.4	23.28	20.44	237
Comp 31	Col-29	Inter Mag Hyd Bx	145 DIA X 3 m H	0.89	0.397	58.5	81.3	26.77	18.93	276
Comp 33	Col-30	IMP	145 DIA X 3 m H	0.597	0.435	32.2	127.8	21.29	18.15	262
Comp 34	Col-45	DIO	145 DIA X 3 m H	0.437	0.361	35.1	115.3	22.42	20.52	228
Comp 35	Col-37	DIO	145 DIA X 3 m H	0.142	0.032	80	124.2	16.46	14.51	250
Comp 36	Col-46	Early Mag Hyd Bx	145 DIA X 3 m H	1.004	0.277	75.7	96.3	22.72	11.74	228
Comp 37	Col-43	IMP	145 DIA X 3 m H	0.576	0.207	67.1	106	16.91	10.64	229
Comp 38	Col-52	IMP	300 DIA X 9 m H	0.26	0.222	15.96	48.1	15.04	14.4	229

Kinetic Extraction and Acid Consumption Results

The kinetic leach column data is presented in the following figures. The soluble copper extractions are grouped by lithology with the diorite composites shown in Figure 10.1. The EMP composites are shown in Figure 10.2 and IMP composites are shown in Figure 10.3. The soluble copper extraction data converges towards 100% soluble copper extraction or better. The soluble copper extraction removes CuRES, or chalcopyrite from the extraction analysis indicating that chalcopyrite is driving the variability in total copper extraction data. The same trend occurs across all lithology types. The results indicate that total recovery is correlative to the CuSOL/CuT ratio as shown in Figure 10.7.

Additionally, the kinetic extraction results show most of the copper is extracted in the first 90 days (75% on average) and the remaining copper is extracted over the next 180 – 270 days to reach ultimate extraction.

The net acid consumption kinetics results are presented in Figure 10.4 to Figure 10.6. The net acid consumption excludes the acid consumed by copper which is returned to the circuit after the copper is recovered in electrowinning. Net acid consumption denotes the acid production required from the acid plants to maintain the leaching system. The diorite composites in Figure 10.4 indicate net acid consumption from 2 to 29 kg/t with majority of composites ranging from 15 to 20 kg/t. The IMP (Figure 10.5) and EMP (Figure 10.6) composites indicate lower net acid consumption with IMP ranging from 8 to 21 kg/t averaging 15 kg/t and EMP ranging from -5 to 12 kg/t averaging 5 kg/t.

Figure 10.1: Phase 2 Soluble Copper Kinetic Extraction Results – Diorite Composites (SE 2025)

Figure 10.2: Phase 2 Soluble Copper Kinetic Extraction Results – EMP Composites (SE 2025)

Figure 10.3: Phase 2 Soluble Copper Kinetic Extraction Results – IMP Composites (SE 2025)

Figure 10.4: Phase 2 Net Acid Consumption Results – Diorite Composites (SE 2025)

Figure 10.5: Phase 2 Net Acid Consumption Results – IMP Composites (SE 2025)

Figure 10.6: Phase 2 Net Acid Consumption Results – EMP Composites (SE 2025)

Figure 10.7: Phase 2 column extraction results plotted from lowest CuSOL/CuT Ratio to highest (SE 2025)

PHASE 3 METALLURGICAL TESTWORK RESULTS

The Los Azules Phase 3 metallurgical testwork program targeted lithological composites comprising of drill hole intervals within the first 5 years of operation. Large lithological composites were generated to perform 3-meter columns in triplicate to determine copper extraction variance within one large composite. Additionally, for composites with sufficient mass, a 9-meter column was completed to validate 3-meter extraction results are valid to the planned 9-meter stacking height on the heap leach pad. Cancha geometallurgical software was utilized to identify core intervals within the year 5 pit shell, were above cut-off grade, and separated by lithology. The Phase 3 testwork program was executed at ASMIN Industrial Limitada and is part of the Alfred H Knight Group (AHK). ASMIN is an ISO 9001, 14001, and 45001 certified mineral and metallurgical testing facility. The metallurgical test program was developed by Samuel Engineering and supervised by Samuel Engineering and McEwen Copper.

Phase 3 testwork planning highlighted the importance of analytical consistency transitioning from SGS to ASMIN. The testwork program implemented SGS analytical procedures to ensure consistency. Additionally, all head samples assayed at ASMIN had a secondary sample sent to Alex Stewart International in Argentina to confirm copper sequential assays were accurate and analytical protocols were being followed at both laboratories to ensure reproducible results.

The Phase 3 testwork program followed similar sample preparation protocols and followed a similar testing protocol:

Head characterization (sequential copper, fire assay, sulfur speciation, carbon speciation, ICP-MS (50 elements), fluoride, chloride, and mercury)

Comminution test work by lithology (BWi, Ai, SG, and bulk density)

Sulfuric acid bottle rolls by lithology

Composite sulfuric acid column leach by material type (15mm Ø x 3m and 300mm Ø x 9m)

Head sample mineralization (XRD, clay analysis, XRF, and TIMA-X PMA)

Summary of Phase 3 Bio-leach Column Test Results

The P100 19mm composite columns leached in closed circuit with a starting synthetic raffinate of five gram per liter (gpl) sulfuric acid, two gpl ferric iron, and pH between 1-3. The raffinate was applied at 6 L/hr/m2. Sulfuric acid was adjusted to maintain pH between 1.5 and 3. The column charges were agglomerated to between 4-6% moisture with the synthetic raffinate and an initial acid dosage of 5 kg/t. The agglomerated columns were at rest for two (2) days before raffinate introduction. The microbial consortia used to inoculate the columns was formulated by the Biomining Laboratory of DICTUC (Pontificia Universidad Católica de Chile) and designed to operate across a thermal range encompassing mesophilic to moderately thermophilic conditions. These consortia included key species for the bio-oxidation of iron and sulfur, such as Acidithiobacillus ferrooxidans, Leptospirillum ferrooxidans, Acidiphilium spp., Acidithiobacillus caldus, and Sulfobacillus thermosulfidooxidans, thereby ensuring both the oxidation of mineral compounds and the removal of residual organic matter. The inoculum was fed to the column via the raffinate solution. A 5 kg/t acid dosage was added to agglomeration to quickly bring the column to a balanced state. The 5 kg/t acid dosage was calculated from Phase 2 columns indicated it took 5-10 kg/t acid addition before pH dropped to target operating levels of 1.5 – 3 pH. The process was carried out at ambient temperature, without forced aeration

The total copper extractions ranged from 31 to 87% driven primarily by soluble copper of the head sample. The soluble copper extractions ranged from 89 to 117%. Column gross acid consumption ranged from 12 to 44 kg/t. The summary for Phase 3 columns is contained in Table 10.6. All results are mass balanced, and extractions calculated from the back calculated head grade.

Table 10.6: Phase 3 Column Results
Test	Column Number	Block Model Lithology	Column Size (mm)	Calc. Head (%)	Tail Grade (%)	CuT Ext. (%)	CuSOL Ext. (%)	Gross Acid Cons. (kg/t)	Net Acid Cons. (kg/t)	Days Under Leach
Diorite Master Comp	C1	DIO	145 DIA X 3 m H	0.629	0.117	82.24	93.2	25.48	17.57	223
Diorite Master Comp	C2	DIO	145 DIA X 3 m H	0.611	0.108	84.18	95.4	25.08	17.26	223
Diorite Master Comp	C3	DIO	145 DIA X 3 m H	0.615	0.11	83.57	93.7	25.08	17.25	223
Diorite Master Comp	C4	DIO	145 DIA X 9m H	0.668	0.109	83.35	100.8	26.26	17.64	233
Emag Hyd Bx MC	C5	Early Mag Hyd Bx	145 DIA X 3 m H	0.908	0.199	79.63	101.2	25.74	14.71	223
Emag Hyd Bx MC	C6	Early Mag Hyd Bx	145 DIA X 3 m H	0.922	0.182	81.33	105.3	25.45	13.96	223
Emag Hyd Bx MC	C7	Early Mag Hyd Bx	145 DIA X 3 m H	0.956	0.187	80.23	105.4	26.15	14.29	223
Emag Hyd Bx MC	C8	Early Mag Hyd Bx	145 DIA X 9 m H	0.924	0.208	78.37	100.2	28.84	17.75	233
EMP Master Comp	C9	EMP	145 DIA X 3 m H	0.484	0.093	82.12	91.7	17.11	11.08	223
EMP Master Comp	C10	EMP	145 DIA X 3 m H	0.488	0.097	81.41	92.2	16.88	10.83	223
EMP Master Comp	C11	EMP	145 DIA X 3 m H	0.483	0.107	79.6	89.2	16.63	10.81	223

EMP Master Comp	C12	EMP	145 DIA X 9 m H	0.513	0.098	81.05	95.9	20.45	14.05	244
Imag Hyd Bx MC	C13	Inter Mag Hyd Bx	145 DIA X 3 m H	0.704	0.093	87.17	101.6	20.93	11.49	244
Imag Hyd Bx MC	C14	Inter Mag Hyd Bx	145 DIA X 3 m H	0.713	0.102	85.91	101.6	20.71	11.27	244
Imag Hyd Bx MC	C15	Inter Mag Hyd Bx	145 DIA X 3 m H	0.7	0.092	87.26	100.9	20.43	11.05	244
IMP Master Comp	C16	IMP	145 DIA X 3 m H	0.145	0.046	69.46	94	12.09	10.56	181
IMP Master Comp	C17	IMP	145 DIA X 3 m H	0.144	0.044	70.81	94.6	12.98	11.44	181
IMP Master Comp	C18	IMP	145 DIA X 3 m H	0.138	0.043	71.54	90.6	13.02	11.55	181
278MET2	C19	Inter Mag Hyd Bx	145 DIA X 9 m H	0.441	0.311	32.28	117	17.46	15.43	264
259MET1	C20	DIO	145 DIA X 9 m H	0.708	0.112	85.05	100.9	27.48	18.29	279
259MET2	C21	DIO	145 DIA X 9 m H	0.261	0.176	30.59	103.3	23.14	21.87	260
308MET1	C22	DIO	145 DIA X 9 m H	0.506	0.075	85.23	98.2	25	18.41	276
296MET1	C23	IMP	145 DIA X 9 m H	0.547	0.146	74.26	101	25.71	19.55	262
295MET1	C24	DIO	145 DIA X 9 m H	0.514	0.072	85.31	116.9	43.97	37.08	315
278MET1	C25	Inter Mag Hyd Bx	145 DIA X 9 m H	0.745	0.212	71.27	111.6	32.09	23.8	315

Sampling

The testwork composites were pulled from eight core holes drilled in 2023. The tables below contain the drill hole IDs, intervals, mineralized zone, and block model lithology. Intervals were selected to maintain a continuous composite prioritizing a consistent block model lithology and minimize blending of mineral zones. The eight core holes were broken down into 28 composites totaling 19,600 kg of material.

Table 10.7: Phase 2 Metallurgical Testwork Program Composites
Test Composite	Drill Hole ID	From	To	Block Model Lithology	Test Composite	Drill Hole ID	From	To	Block Model Lithology
C1 C2 C3 C4 C1 - 3; 3m Columns C4; 9m Column	AZ23199MET	80	90	DIO	C5 C6 C7 C8 C5 - 7; 3m Columns C8; 9m Column	AZ23204MET	106	116	EMag Hyd Bx
	AZ23199MET	90	100	DIO		AZ23204MET	146	156	EMag Hyd Bx
	AZ23205MET	116	126	DIO		AZ23209MET	98	108	EMag Hyd Bx
	AZ23205MET	126	136	DIO		AZ23209MET	158	168	EMag Hyd Bx
	AZ23205MET	136	146	DIO		AZ23213MET	146	156	EMag Hyd Bx
	AZ23205MET	146	156	DIO		AZ23213MET	156	166	EMag Hyd Bx
	AZ23205MET	156	166	DIO		AZ23215MET	112	122	EMag Hyd Bx
	AZ23210MET	122	132	DIO		AZ23219MET	144	154	EMag Hyd Bx
	AZ23210MET	132	142	DIO		AZ23219MET	154	164	EMag Hyd Bx
	AZ23210MET	142	152	DIO		AZ23221MET	136	146	EMag Hyd Bx
	AZ23212MET	92	102	DIO		AZ23221MET	146	156	EMag Hyd Bx
	AZ23212MET	102	112	DIO		AZ23221MET	156	166	EMag Hyd Bx
	AZ23229MET	110	120	DIO		AZ23227MET	108	118	EMag Hyd Bx
	AZ23229MET	120	130	DIO		AZ23227MET	158	168	EMag Hyd Bx

AZ23229MET	130	140	DIO	AZ23227MET	168	178	EMag Hyd Bx
AZ23229MET	140	150	DIO	AZ23234MET	114	124	EMag Hyd Bx
AZ23229MET	150	160	DIO	AZ23234MET	164	174	EMag Hyd Bx
AZ23232MET	122	132	DIO	AZ23235MET	90	100	EMag Hyd Bx
AZ23232MET	132	142	DIO	AZ23235MET	120	130	EMag Hyd Bx
AZ23232MET	142	152	DIO
AZ23232MET	152	162	DIO

Table 10.8: Phase 2 Metallurgical Testwork Program Composites
Test	Drill			Block Model	Test	Drill			Block Model
Composite	Hole ID	From	To	Lithology	Composite	Hole ID	From	To	Lithology
C9 C10 C11 C12 C9 - 11; 3m Columns C12; 9m Column	AZ23199MET	130	140	EMP	C13	GTK2315MET	123.4	132	IMP
	AZ23199MET	140	150	EMP	C14	GTK2315MET	132	140	IMP
	AZ23209MET	68	78	EMP	C15	AZ23222MET	94	104	IMP
	AZ23209MET	78	88	EMP	C13 - 15; 3m Columns	AZ23222MET	124	129	IMP
	AZ23215MET	132	142	EMP		AZ23222MET	135	137.2	IMP
	AZ23215MET	152	162	EMP
	AZ23223MET	106	116	EMP		AZ23228MET	130	140	IMag HBx

Table 10.8: Phase 2 Metallurgical Testwork Program Composites
Test	Drill			Block Model	Test	Drill			Block Model
Composite	Hole ID	From	To	Lithology	Composite	Hole ID	From	To	Lithology
	AZ23223MET	126	136	EMP	C16 C17 C18 C16 - 18; 3m Columns	AZ23214MET	138	148	IMag HBx
	AZ23226AMET	102	112	EMP		AZ23228MET	140	150	IMag HBx
	AZ23226AMET	142	152	EMP		AZ23214MET	128	138	IMag HBx
	AZ23226AMET	162	172	EMP
	AZ23230MET	140	150	EMP	C19	AZ23278MET	330	417	IMag HBx
	AZ23230MET	170	180	EMP	C20	AZ23259MET	172	246	DIO
	AZ23230MET	190	200	EMP	C21	AZ23259MET	258	332	DIO
	GTK2316MET	108	118	EMP	C22	AZ23308MET	170	271.4	DIO
	GTK2316MET	118	128	EMP	C23	AZ23296MET	240	284.8	IMP
	GTK2316MET	128	138	EMP	C24	AZ23295MET	98.7	242	DIO
	GTK2316MET	138	148	EMP	C25	AZ23278MET	160	312	IMag HBx
	GTK2316MET	168	178	EMP

Kinetic Extraction and Acid Consumption Results

The Diorite columns (3 and 9 meters) showed a sustained extraction trend reaching levels close to or above 82%, in line with theoretical potential. The tall column kinetics replicated the results of the shorter columns validating the scalability of all 3-meter column testwork to a full 9-meter stacking height on the heap.

The diorite column data is presented below. Soluble copper extraction is presented in Figure 10.8. The net acid consumption is presented in Figure 10.9.

Figure 10.8: Phase 3 Soluble Copper Kinetic Extraction Results – Diorite (SE 2025)

Figure 10.9: Phase 3 Net Acid Consumption Results – Diorite (SE 2025)

For the Early Magmatic-Hydrothermal Breccia (EMag Hyd Bx), the results were similar to Diorite. The kinetic extractions curves reflected a rapid initial extraction and final extractions above 78%. The consistency among the 3-meter columns reaffirms the repeatability of the test work and the 9-meter results show the direct scalability of all test work from 3-m to 9-m. The 9-meter did consume a bit more acid than the 3-meter columns.

The Eag Hyd Bx column data is presented below. Soluble copper extraction is presented in Figure 10.10. The net acid consumption is presented in Figure 10.11.

Figure 10.10: Phase 3 Soluble Copper Kinetic Extraction Results – EMAG Hydrothermal Breccia (SE 2025)

Figure 10.11: Phase 3 Net Acid Consumption Results – EMAG Hydrothermal Breccia (SE 2025)

The Early Mineral Porphyry (EMP) columns approached 80% total copper extraction for all columns. The EMP composite showed strong initial extraction kinetics achieving >50% extraction in the first 60 days. The extraction results for EMP composite are similar to the Diorite and EMag Hyd Bx composites with little variability between the 3-meter columns and directly comparable results between the 3-meter and 9-meter column results. The 9-meter column did exhibit slightly higher acid consumption.

The EMP column data is presented below. Soluble copper extraction is presented in Figure 10.12. The net acid consumption is presented in Figure 10.13.

Figure 10.12: Phase 3 Soluble Copper Kinetic Extraction Results – EMP (SE 2025)

Figure 10.13: Phase 3 Net Acid Consumption Results – EMP (SE 2025)

The Intermediate Magmatic-Hydrothermal Breccia (IMag HBx) displayed excellent performance, with extraction exceeding 85% across all tested columns. A rapid response was observed in the early stages, achieving >50% total copper extraction in the first 60 days. The IMag HBx composite only tested 3-m columns as there were not enough IMag HBx ore in the available drill core to create an accompanying 9-meter column. The 3-meter column results show minimal variability across the three tests confirming repeatability.

The IMag HBx column data is presented below. Soluble copper extraction is presented in Figure 10.14. The net acid consumption is presented in Figure 10.15.

Figure 10.14: Phase 3 Soluble Copper Kinetic Extraction Results – IMAG Hydrated Breccia (SE 2025)

Figure 10.15: Phase 3 Net Acid Consumption Results – IMAG Hydrated Breccia (SE 2025)

The Inter Mineral Porphyry (IMP) columns approached 70% total copper extraction for all columns. The IMP composite showed strong initial extraction kinetics achieving >50% extraction in the first 60 days. The extraction results for IMP composite is similar to the Diorite, EMag Hyd Bx, and EMP composites with little variability between the 3-meter column results. Additionally, the acid consumption results were also very consistent across all three columns.

The IMP column data is presented below. Soluble copper extraction is presented in Figure 10.16. Net acid consumption is presented in Figure 10.17.

Figure 10.16: Phase 3 Soluble Copper Kinetic Extraction Results – IMP (SE 2025)

Figure 10.17: Phase 3 Net Acid Consumption Results – IMP (SE 2025)

The following figures are the summarized kinetic data for the full Phase 3 column test work program. The individual lithology data has been averaged to one curve for each lithology and the additional single hole composites are identified separately. Figure 10.18 contains soluble copper extraction results. Figure 10.19 contains the net acid consumption results.

Figure 10.18: Phase 3 Soluble Copper Kinetic Extraction Results (SE 2025)

Figure 10.19: Phase 3 Net Acid Consumption Results (SE 2025) (SE 2025)

Column Results Summary

The scale-up column results from 3m to 9m indicate no adverse effect on copper extraction and minimal effect on net acid consumption. Based on the results, a 9m lift height for the heap leach pad was recommended in the process design criteria. Increasing a heap leach bench has a net positive impact to the project by decreasing the surface area and reducing leach solution requirements. The reduced leach solution flow per tonne of ore reduces the SXEW size and the heap leach pad footprint needed to maintain the open area. The 9m lift height is comparable to industry benchmarks of El Abra operating at 8m and Zaldivar at 9m (Table 10.9). Analysis of kinetic leach data from Figure 10.18 and the Phase 2 CuSOL extraction data (Figure 10.1, Figure 10.2, Figure 10.3) indicates that 74% of the ultimate extraction is achieved in 90 days, 82% in 120 days, 91% in 180 days, and 100% in 360 days. The 120 initial leach cycle was chosen to target 65% extraction (~80% of the 82% extracted at 120 days). The 360-day ultimate extraction is met through two additional leach cycles as ore is stacked with each additional lift. The heap is modeled so extraction occurs from top three lifts only.

Table 10.9: Relevant Copper Leach Benchmarks
Mine	Preparation	P80 Crush Product Size	Copper Mineralogy	Leachable3 Copper (% of CuT)	Initial Leach Cycle (days)	Lift Height (m)	Net Acid Cons. (kg acid/t ore)	Total Copper Recovery
Project Export (Los Azules)	Crush-conveyor stacked	19 mm	Cc, Cv, Cpy	68%	120	9	13.2	71%
Quebrada Blanca - Teck1	Crush-conveyor stacked	12.5 mm	Cc, Cv, Cpy	65%	210	7	10-12	80%
FCX - El Abra2	Crush-conveyor stacked	19 mm	Chr, Bn, Cp	64%	300	8	17-21	78%
FCX - Morenci2	Crush-conveyor stacked	12.5 mm	Cc, Cv	60%	173	6	8-9	78%
Antofagasta - Zaldivar2	Crush-conveyor stacked	12.5 mm	Cc, Br, Chr	80%	300	9	23	78%
KGHM - Franke2	Crush-conveyor stacked	25.4 mm	Ma, Chr, Acm	80%	100	4	40	72%
BHP - Spence2	Crush-conveyor stacked	25.4 mm	Cc, Cv, Cpy	92%	450	7.5	NR	70%
Frontera - Piedras Verde2	Crush-conveyor stacked	25.4 mm	Mal, Chr, Cc	50%	250	5	4.3	54%
FCX-Safford2	Crush-conveyor stacked	25.4 mm	Cc, Clays, Chr	76%	120-280	6	35-47	76%

Table 10.9: Relevant Copper Leach Benchmarks
Mine	Preparation	P80 Crush Product Size	Copper Mineralogy	Leachable3 Copper (% of CuT)	Initial Leach Cycle (days)	Lift Height (m)	Net Acid Cons. (kg acid/t ore)	Total Copper Recovery
FCX-Cerro Verde2	Crush-conveyor stacked	13.5 mm	Cc, Cv	97%	200	7	5.5	77%

Note 1: Copper 1999; Recent changes to operating practices at Minera Quebrada Blanca; Henry Salomon-De-Friedberg; Compania Minera Quebrada Blanca S.A.

Note 2: All data taken from Washnock et al (2016) Copper Leaching: 2014-1015 Global Operating data, SME Preprint 16-041

Note 3: As reported, relative only and can vary by assay methodology used. Los Azules 2023 IA value.

Key: Acm = Atacamite; Chr = Chrysocolla; Br = Brochantite; Cc = Chalcocite; Cv = Covellite; Cpy = Chalcopyrite; Clays = copper in clays; Mal = Malachite. NR = Not Reported

COLUMN VS CRUSHER PREDICTED SIZE DISTRIBUTIONS

A screen analysis was completed on all column head samples and residue samples. The average column head sample particle size distribution (PSD) by lithology is presented in Figure 10.20. The modeled Los Azules crushing circuit product size is included to highlight the slight difference in tested PSD to the future expected crushed product PSD that will be placed on the heap leach pad. The modeled crushed product is expected to have a coarser size distribution than the column test work above 3.0 mm.

Figure 10.20: Average size distribution of column test work vs. Los Azules Crushing Circuit Model output. (SE 2025)

When evaluating ultimate extraction, it is important to confirm the difference in tested and the modeled PSD has on final ultimate extraction. When accounting for grade distribution and copper extraction by screen size, the difference in modeled ultimate final extraction is <1%.

METALLURGICAL PERFORMANCE

The 2023 Technical Report Summary IA for Los Azules utilized a recovery model of 100% of the CuSOL and 15% of the CuRES. The model was a reasonable interpretation of the test work given the metallurgical test work completed to that time. Numerous additional tests have been completed, allowing for further interpretation of the data.

Data points from the analysis are contained in Table 10.10. All columns represent a single testwork composite. Duplicated tests are removed from the dataset, and an average of the replicated data is utilized to represent the one extraction per one composite. Additionally, all results are normalized to a 360-day projected extraction. All kinetic column test results were extrapolated to 360-days via modeling copper decay in the column solutions. Additionally, the data set is visualized in Figure 10.21 with a bar chart showing CuSOL and CuRES for each column with the 360-day CuT extraction overlayed the bars. The data set is sorted by CuSOL/CuT ratio so the ratio of orange to blue will be lowest on the left and highest on the right.

Table 10.10: Los Azules FS Extraction Data Set
Column #	Lithology	CuT %	CuAS %	CuCN %	CuSOL %	CuRes %	Cu SOL/CuT	CuT Ext. (360 Day)	CuT Tail (360 Day)
Col-3	DIO	0.132	0.037	0.049	0.086	0.046	0.652	78.67	0.028
Col-4	DIO	0.515	0.028	0.311	0.339	0.176	0.658	79.05	0.108
Col-5	DIO	0.426	0.04	0.232	0.272	0.154	0.638	77.36	0.096
Col-6	EMP	0.508	0.04	0.272	0.312	0.196	0.614	69.23	0.156
Col-7	DIO	0.259	0.003	0.02	0.023	0.236	0.089	22.41	0.201
Col-8	DIO	0.355	0.013	0.071	0.084	0.271	0.237	34.04	0.234
Col-9	DIO	0.585	0.021	0.235	0.256	0.329	0.438	54.92	0.264
Col-10	DIO	0.164	0.003	0.021	0.024	0.14	0.146	23.66	0.125
Col-11	DIO	1.015	0.024	0.466	0.49	0.525	0.483	60.04	0.406
Col-22	DIO	0.519	0.093	0.333	0.426	0.093	0.821	83.14	0.088
Col-23	DIO	0.532	0.032	0.254	0.286	0.246	0.538	68.24	0.169
Col-24	DIO	0.425	0.024	0.194	0.218	0.207	0.513	61.7	0.163
Col-25	IMP	0.589	0.036	0.23	0.266	0.323	0.452	55.72	0.261
Col-26	DIO	0.327	0.021	0.113	0.134	0.193	0.41	48.18	0.169
Col-27	EMP BX	0.678	0.02	0.219	0.239	0.439	0.353	45.38	0.37
Col-28	DIO	0.227	0.035	0.162	0.197	0.03	0.868	83.23	0.038
Col-29	IMP BX	0.87	0.022	0.595	0.617	0.253	0.709	59.86	0.349
Col-30	IMP BX	0.634	0.012	0.14	0.152	0.482	0.24	34.44	0.416
Col-31	DIO	0.308	0.04	0.192	0.232	0.076	0.753	83.39	0.051
Col-32	DIO	0.097	0.034	0.034	0.068	0.029	0.701	73.29	0.026

Table 10.10: Los Azules FS Extraction Data Set
Column #	Lithology	CuT %	CuAS %	CuCN %	CuSOL %	CuRes %	Cu SOL/CuT	CuT Ext. (360 Day)	CuT Tail (360 Day)
Col-33	IMP BX	0.487	0.073	0.331	0.404	0.083	0.83	82.95	0.083
Col-34	DIO	0.159	0.009	0.02	0.029	0.13	0.182	26.77	0.116
Col-35	EMP	1.077	0.044	0.47	0.514	0.563	0.477	53.48	0.501
Col-36	DIO	0.155	0.066	0.018	0.084	0.071	0.542	74.33	0.04
Col-37	DIO	0.159	0.049	0.046	0.095	0.064	0.597	80.17	0.032
Col-38	IMP	0.406	0.047	0.227	0.274	0.132	0.675	76.23	0.097
Col-39	EMP	0.966	0.05	0.735	0.785	0.181	0.813	84.34	0.151
Col-40	DIO	0.512	0.034	0.258	0.292	0.22	0.57	67.72	0.165
Col-41	DIO	0.147	0.013	0.065	0.078	0.069	0.531	69.58	0.045
Col-42	DIO	1.125	0.094	0.974	1.068	0.057	0.949	92.51	0.084
Col-43	IMP	0.607	0.03	0.314	0.344	0.263	0.567	68.48	0.191
Col-44	DIO	0.533	0.036	0.248	0.284	0.249	0.533	59.36	0.217
Col-45	DIO	0.351	0.012	0.092	0.104	0.247	0.296	39.12	0.214
Col-46	EMP BX	0.942	0.09	0.632	0.722	0.22	0.766	76.81	0.218
Col-47	DIO	0.823	0.107	0.622	0.729	0.094	0.886	73.52	0.218
Col-48	DIO	0.513	0	0.239	0.239	0.274	0.466	55.51	0.228
Col-49	DIO	0.442	0.015	0.116	0.131	0.311	0.296	24.53	0.334
Col-50	IMP BX	0.436	0.015	0.182	0.197	0.239	0.452	43.7	0.245
Col-51	IMP	0.578	0.028	0.299	0.327	0.251	0.566	62.66	0.216
Col-52	IMP BX	0.26	0.009	0.069	0.078	0.182	0.3	18.14	0.213
Col-53	EMP BX	1.025	0.098	0.688	0.786	0.239	0.767	69.83	0.309
Ph3 Col-4	DIO	0.668	0.052	0.522	0.574	0.094	0.859	84.94	0.101
Ph3 Col-8	EMP BX	0.924	0.048	0.674	0.722	0.202	0.781	80.18	0.183

Table 10.10: Los Azules FS Extraction Data Set
Column #	Lithology	CuT %	CuAS %	CuCN %	CuSOL %	CuRes %	Cu SOL/CuT	CuT Ext. (360 Day)	CuT Tail (360 Day)
Ph3 Col-12	EMP	0.513	0.038	0.393	0.431	0.082	0.84	82.03	0.092
Ph3 Col-14	IMP BX	0.713	0.059	0.539	0.598	0.115	0.839	89.22	0.077
Ph3 Col-17	IMP	0.144	0.017	0.086	0.103	0.041	0.715	70.66	0.042
Ph3 Col-19	IMP BX	0.441	0.014	0.089	0.103	0.338	0.234	33.39	0.294
Ph3 Col-20	DIO	0.708	0.045	0.532	0.577	0.131	0.815	92.44	0.054
Ph3 Col-21	DIO	0.261	0.013	0.063	0.076	0.185	0.291	35.35	0.169
Ph3 Col-22	DIO	0.506	0.028	0.389	0.417	0.089	0.824	89.34	0.054
Ph3 Col-23	IMP BX	0.547	0.02	0.36	0.38	0.167	0.695	78.55	0.117

Figure 10.21: All column tests, 360-day total extraction data plotted with copper solubility with data sorted with increasing copper solubility. (SE 2025)

After correlating the dataset, a relationship is readily apparent primarily driven by the CuSOL/CuT ratio. The data was further broken down by lithology separating the IMP & IMP BX from the other lithologies, and separating DIO, EMP, and EMP BX into a low and high solubility regime. Material in the deposit with >50% CuSOL/CuT and having a DIO, EMP, and EMP BX constitutes 73% of the contained material in the LOM pit shell. This methodology best reflects the potential variability related to host rock materials and the expected variability related to copper grades, mineralogy, and recovery with a reasonable level of confidence. Final models are contained in Figure 10.22. The results of the extraction models applied to the material in the LOM pit shell are presented in Table 10.11.

Figure 10.22: All 360-day column extraction data plotted as CuSOL/CuT ratio of the head grade broken out by lithology and ratios. (SE 2025)

The extraction models presented in Figure 10.22 was refined by removing any data points that were greater than three standard deviations indicating the data likely wasn’t in line with the population. Col-47 results were the outlier removed from the dataset. Additionally, the data points where the test results are >10% below the projected model all have mineralogy where the copper deportment is greater than 80% of chalcopyrite plus bornite (Col-29, Col-50, Col-52).

Table 10.11: Los Azules FS Extraction Modeled Through Orebody
LITHOM
IMP BX	IMP	DIO	DIO	EMP	EMP	EMP BX	EMP BX

> 50% CuSOL/CuT	Average (Ext%)			0.818		0.793		0.766
< 50% CuSOL/CuT	Average (Ext%)				0.412		0.425		0.499
IMP & IMP BX	Average (Ext%)	0.731	0.733
LITHOM Tons Distribution %	%	0%	5%	50%	15%	22%	7%	1%	0%
Average Copper Grade	%	0.42	0.30	0.36	0.28	0.63	0.50	0.71	0.69

DELETERIOUS ELEMENTS

Fluorine and chlorine were identified early in the project as possible deleterious elements for the project given that other projects in the Andes have had fluorine and chlorine issues. All metallurgical head assays have muti-element assays that included arsenic, fluorine and chlorine assays and all humidity cell testing included fluorine and chlorine assays in the muti-element analyses.

Columns 24 and Column 25 from the Phase 3 metallurgical testwork campaign indicated no biological activity in the column when the effluent mV remained < 600 after 75 days. indicated no or poor biological activity. The columns were re-inoculated and after ~30 days the PLS Eh increased to >750 mV as expected with the presence of ferric iron in solution as would be expected.

PLS solution was assayed for chlorine, fluorine, mercury, and nitrates to determine the cause for the loss of biological activity. Chlorine was <500 ppm, Fluorine < 110 ppm, nitrates < 50ppm, and no mercury. No potential elements deleterious to biological life were present in high enough concentrations to kill or impair the inoculum.

It was concluded that initial inoculation of column 24 and 25 was missed as those columns were started on a different day than the previous columns. The conclusion was supported by the quick response to re-inoculation.

CORE RECOVERY ANALYSIS

A statistical analysis of the core samples for metallurgical testwork was analyzed to understand the core recovery by mass to ensure significant mass loss didn’t occur during transportation, core handling, core scanning, core logging activities prior to testing. All core samples that were sent to SGS and ASMIN were weighed prior to shipment and when received.

Most of the core was PQ core. It was measured at an actual 83mm diameter v 85mm typical diameter. S.G. measurements were completed for most of the deposit. All PQ metallurgical drill core that was logged with 100% core recovery (by length) was calculated to be an average of 13.33 kg/m with the measure diameter and S.G. The measured weight for all the samples was 11.93 kg/m or 89.5% of the calculated mass per unit length.

The QP believes the core recovery is typical for the rock types and alterations encountered at Los Azules and that the unrecovered core (fines, fractured materials or minor in-situ voids) does not introduce a significant or meaningful bias in sampling. The clay content at Los Azules is also very low.

CONCLUSIONS AND RECOMMENDATIONS

The metallurgical work completed to date provides comprehensive understanding of the expected performance characteristics of the Los Azules deposit. The anticipated copper extractions by lithologic type shown in Figure 10.22 are utilized in the block model to calculate NSR value for each block in conjunction. Copper recovered to cathodes will consider a heap efficiency and inventory factor of 95% of the extractable copper based on general experience and reported industry practice (Marsden J. O., Botz M. M., (2017) Heap Leach Modeling – A Review of Approaches to Metal Production Forecasting).

The expected overall total copper recovery expected is approximately 71% and is distributed over a three-year timeframe from placement on the leach pad to account for timing of active leaching cycles as the pad is constructed. The copper extraction methodology best reflects the potential variability related to host rock materials and the expected variability related to copper grades, mineralogy and recovery that can be practically applied in the mining modeling. The breakdown of extraction by ore-type as applied to the deposit are contained in Table 10.11.

ADEQUACY OF DATA AND USE

In the opinion of the QP, the metallurgical test work and analysis support the metallurgical assumptions provided and used in the mineral reserve and resource estimation, the FS mine plans, and the economic analysis presented in this report.

Although Nuton has completed larger scale testing at several global project sites and has developed proprietary modeling techniques to predict leaching performance results, there are no commercial applications of the Nuton® Technology operating at the time of this report. A significant testing program, including broader column testing of the project resources, site-based scale-up work will be required to validate these preliminary estimates. As such, these results are not considered suitable for inclusion at this time in the initial project case presented and information included is a demonstration of the potential future opportunity.

Mineral Resource Estimates

This subsection was prepared by Jeff Sullivan, PhD (FAusIMM), and Silvia Satchwell (FAusIMM) of CRM-SA.

The mineral resource estimate (MRE) for Los Azules was prepared utilizing three-dimensional block models coded with geological interpretation. Copper (total, cyanide soluble, and acid soluble), gold, and silver grades are estimated using Ordinary Kriging (OK). Density is calculated using inverse distance squared weighting (IDW). Model blocks measure 20 x 20m in plan and 15m vertically. Block grade estimates are derived from composited drill hole sample results and the interpretation of the geologic model, which relates to the spatial distribution of copper, gold, and silver in the deposit. To ensure the reported resource exhibits reasonable prospects for eventual economic extraction (RPEEE), the stated mineral resource is constrained by a pit shell generated around economic values in blocks classified as either Measured Resources, Indicated Resources, or Inferred Resources.

The pit was evaluated using a Net Smelter Return (NSR) value to cover processing and downstream costs such as freight and refinery charges. The NSR is computed using grade and other factors defined for each block. The computed NSR block value is compared with the NSR cutoff to classify the block as ore or waste value.

It is essential to recognize that the surface mining parameters are used solely to test the “reasonable prospects for eventual economic extraction,” and do not represent an attempt to estimate mineral reserves, which are presented in Section 12. These preliminary evaluations are used to prepare a Mineral Resource Statement and to select appropriate reporting assumptions.

INTRODUCTION

The mineral resource estimate is a summary of documents presented in 2021, 2022, 2023, and 2024 detailing the items discussed here 1,2,3,4,5,6,7,8. The previous MRE reported in the June 2023 IA has now been updated to include additional data collected during the 2022/2023 and 2023/2024 field seasons.

1 CRM, February 2022, Re-estimation of Copper Grades, Los Azules Project, Argentina

2 CRM, May 2022, Estimation of Gold and Minor Elements, Los Azules Project, Argentina

3 CRM, August 2022, Soluble Copper Estimation, Model Notes, Los Azules Project, Argentina

4 McEwen Copper 2023, NI 43-101 Report

5 CRM, November 2023, Data Analysis Note 1

6 CRM, November 2023, Data Analysis Note 2

7 CRM, December 2023, Data Analysis Note 3

8 CRM, December 2023, Data Analysis Note 4

The resource estimation was performed by Jeff Sullivan, PhD, and Silvia Satchwell of CRM-SA LLC, who serve as the qualified persons (QP) for the resource estimate.

Resource Database and Geological Model Extent

The current database is sufficient for preparing a long-range model that will serve as a basis for modeling associated with completing the Feasibility Study. The extent of mineralization along strike exceeds three kilometers, and the distance across strike is approximately one kilometer. The deposit is open at depth. Over the approximately 2.5 km strike length where mineralization is strongest, the average drill spacing ranges from approximately 50 to more than 120m. The central core of the enriched zone is drilled at an approximate 50m spacing. The assay database considers 627 drillholes with 132,255.2m of assayed intervals. Resource estimation work was performed using Datamine Studio modeling software.

Summary of Controls on Mineralization

Mineralization shows strong continuity from south to north and vertically. Laterally, grades decrease moving away from an NNW striking central structure. The primary control on copper mineralization is the modeled mineral zone, which generally follows the typical zoning of a porphyry copper deposit. Below the unmineralized overburden, a low-grade leach unit is found, which overlies a well-developed zone of secondary enrichment that transitions into primary mineralization at depth. The model also contains a small oxide/sulfide mixed zone. There are only traces of copper oxide mineralization.

A secondary control on grade is provided by lithology. In terms of copper grade, the strongest mineralization is found in relatively low-volume hydrothermal breccia. The remaining lithologies are intrusive rocks that are modeled according to the age of mineralization. The background diorite rock is a pre-mineral pluton intruded by a relatively narrow early mineral porphyry (EMP) and inter-mineral porphyry (IMP) events. The EMP has elevated grades relative to the diorite and IMP. Detailed logging has identified a set of veins, “A-Veins”, associated with early mineralization. The presence of “A-Veins” in the diorite identifies portions of the pre-mineral lithology located within the early mineralization halo. Higher copper grades are found in the diorite when “A-Veins” are present; a model of the presence of “A-Veins” is used to separate the diorite into two estimation domains. Combinations of lithology, “A-Vein” presence, and mineral zone are used to control the estimation; however, the combinations are applied differently for the models of copper, gold, and silver.

Additional observed controls on grade are:

Within the enriched zone, copper solubility decreases with depth moving downward from the leached/enriched boundary toward the enriched/primary contact. This change in solubility is associated with a change in copper mineralogy from chalcocite to chalcopyrite.

The highest grades are observed along a central, sub-vertical, NNW striking structure/fault. The elevated grades are due to both a higher proportion of the higher-grade lithologic units (breccia and EMP) near the structure, along with an increase in fracturing of the host rock. These properties of mineralization generate a lateral grade trend (a reduction in grade with increasing distance from the structure). As a result, grades are more continuous, parallel, as opposed to perpendicular, to the structure.

Globally, copper grades are well behaved with low relative variability. Grades are also well-behaved at high percentiles, and little outlier capping is required. Gold and silver grades are more variable. There are narrow breccia and late quartz vein occurrences that carry elevated precious metal grades. To address these geological outliers, a local capping algorithm was applied to identify and manage outliers.

Over large volumes, there is some correlation between average grades of copper, gold, and silver due to the control exerted by the central structure. Locally, however, correlation can be poor. The correlation between soluble and total copper is strong within the enriched zone, but the strength of the correlation varies by depth in the enrichment profile.

At the contacts between estimation domains, a sharp change in grade is generally observed for copper, and sharing samples across estimation units is not allowed (i.e., hard boundaries were utilized).

Spatial Correlation

Spatial correlation was modeled by mineral zone using pairwise relative variograms. Modeled variograms show the expected NNW anisotropy.

Block Model Validation

Ordinary Kriging estimated copper, gold, and silver grades, while density was estimated using inverse distance squared weighting. The checks performed to validate the estimates included:

Comparison of drillhole data and model grades in plan and section views.

Comparison of global averages by estimation domain.

Comparison of model and data (nearest neighbor estimates) averages, by estimation domain, over slices through the model and over large blocks.

These checks showed that the model reproduced the major features of the data, while the match between the model and data averages was acceptable.

Resource Classification

The mineral resources have been classified according to guidelines and logic summarized in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2019), Definitions referred to in National Instrument 43-101. Resources were classified as Measured, Indicated, or Inferred by considering geology, sampling, and grade estimation aspects of the model. For geology, consideration was given to the confidence in interpreting the lithologic domain boundaries and geometry. For sampling, consideration was given to the number and spacing of composites, the orientation of drilling, and the reliability of sampling. For the estimation results, consideration was given to the confidence with which grades were estimated as Measured by the quality of the match between the grades of the data and the model.

Resource Summary

The Measured, Indicated, and Inferred Resources for the enriched and primary zones are presented in Table 11.1 on a 100% ownership basis. Mineral resources are determined using an NSR cut-off value to cover the processing cost for each recovery methodology. The resource is further constrained by a pit shell that demonstrates the reasonable prospects of eventual economic extraction (RPEEE) of this material.

Table 11.1: Mineral Resources (Exclusive of Mineral Reserves)
		Million Tonnes (MT)	Average Grade				Contained Metal
			CuT %	CuSol %	Au (g/t)	Ag (g/t)	Cu (Blbs)	Au (Moz)	Ag (Moz)
Measured	Supergene Leach	3.6	0.244	0.113			0.0
	Supergene Mill or Nuton Leach*	8.2	0.075	0.033	0.06	1.83	0.0	0.0	0.5
	Primary Mill or Nuton Leach*	2.1	0.359	0.066	0.06	1.77	0.0	0.0	0.1
Total Measured	Supergene Leach & Mill or Nuton Leach*	13.8	0.161	0.059			0.0	0.0	0.6
Indicated	Supergene Leach	248.4	0.303	0.167			1.7
	Supergene Mill or Nuton Leach*	69.4	0.112	0.043	0.04	1.03	0.2	0.1	2.3
	Primary Mill or Nuton Leach*	633.9	0.254	0.046	0.05	1.16	3.6	0.9	23.7
Total Indicated	Supergene Leach & Mill or Nuton Leach*	951.7	0.257	0.078			5.4	1.0	26.0
Total Measured & Indicated	Supergene Leach	251.9	0.303	0.167			1.7
	Supergene Mill or Nuton Leach*	77.6	0.108	0.042	0.04	1.11	0.2	0.1	2.8
	Primary Mill or Nuton Leach*	635.9	0.255	0.046	0.05	1.17	3.6	0.9	23.8
Total M&I	Supergene Leach & Mill or Nuton Leach*	965.5	0.255	0.077			5.4	1.0	26.6
Inferred	Supergene Mill or Nuton Leach*	601.1	0.292	0.131	0.04	1.32	3.9	0.9	25.5
	Primary Mill or Nuton Leach*	3,638.2	0.201	0.027	0.04	1.06	16.1	4.9	124.5

Table 11.1: Mineral Resources (Exclusive of Mineral Reserves)
		Million Tonnes (MT)	Average Grade				Contained Metal
			CuT %	CuSol %	Au (g/t)	Ag (g/t)	Cu (Blbs)	Au (Moz)	Ag (Moz)
Total Inferred	Leach & Mill or Nuton Leach*	4,239.3	0.214	0.042			20.0	5.7	149.9

*Note: For the purposes of Mineral Resource estimation, a proven commercial process with a convention mill and concentrator has been assumed as the basis for RPEEE. Precious metals recovery is appropriate in this application, and gold and silver grades are shown. Alternately, if the Nuton® technology can be applied in future, the precious metals values will not apply.

Additional Notes to Table 11.1:

The Qualified Person for the Mineral Resource estimate is Jeff Sullivan – CRM-SA, LLC. Mineral Resources have an effective date of September 3, 2025. Mineral Resources are reported on a 100% basis.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant factors.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource; it is expected that further infill drilling will result in upgrading the majority of this material to an indicated or measured classification.

Reasonable prospects of eventual economic extraction are demonstrated by using a calculated NSR value in each block to evaluate an open pit shell using Measured, Indicated and Inferred blocks in Geovia Whittle™ pit optimization software.

NSR was calculated using the following: metal prices of $4.80/lb for copper, $2,500/oz for gold and $32/oz for silver, processing costs of $4.91/t for supergene and $4.88/t for primary ores, total freight costs of $150/t for concentrate, selling costs of $0.02/lb for copper.

A marginal cut-off was used that was variable ranging from $4.79/t NSR to $7.23/t NSR based on extraction of the resource from the enriched zone using sulfuric acid bioleaching and SX/EW copper recovery; the recovery was calculated using the extractions shown in Table 15.2 and applying a 95% operational efficiency.

Supergene and primary material can potentially be treated in a mill/concentrator with NSR cut-offs of $5.13/t for supergene and $5.11/t for primary respectively. The mill has the added benefit of also recovering the gold and silver present in the resource. Additional parameters are used for the NSR calculation for this scenario.

Depending on the potential depth of the pit, total pit slope angles ranged from 32° to 37° depending on the sector. Overburden slopes were set at 32°.

Composites of 2 m length were capped where needed; the capping strategy is based on the distribution of grade which varies by location (i.e. domain or proximity to controlling structures) and the associated potential metal removal. The resource estimate is based on uncapped copper grades; local capped grades are used for gold and silver.

Block grades were estimated using a combination of ordinary Kriging and inverse distance squared weighting depending on domain size.

Model blocks are 20 m x 20 m x 15 m in size.

Mineral Resources under the cryogenic geoforms are classified as inferred.

Mineral Resources under the cryogenic geoforms are at higher risk of being converted to Measured or Indicated Resources. Table 11.2 details the material in the environmentally sensitive area under the cryogenic geoforms that have been classified as Inferred Resources.

Table 11.2: Inferred Resources under the Cryogenic Geoforms (Exclusive of Mineral Reserves)
		Million Tonnes (MT)	Average Grade				Contained Metal
			CuT %	CuSol %	Au (g/t)	Ag (g/t)	Cu (Blbs)	Au (Moz)	Ag (Moz)
Total Inferred	Leach & Mill or Nuton Leach*	19.8	0.073	0.009	0.04	1.09	-	-	0.7

Resource Model Audit

A third-party review of the geologic and resource models was undertaken by the Snowden-Optiro4 group in October 2024. They provided a comprehensive review of the procedures, data, geological models, and the estimation processes leading to the Mineral Resource Estimate (MRE) for Los Azules. The conclusion is that the process has been carried out to reasonable industry standards, and no material issues were detected. The mineral resource work provides for a reliable model to be used as a basis for the Feasibility Study objectives. The key findings and recommendations are detailed in the following sub-sections.

Resource Estimate

Twenty-three domains, based on mineralization, lithology, and A-vein models, were established to control copper estimates. Snowden Optiro notes that the chosen units are geologically and statistically consistent and appropriate for copper estimation domaining.

The sample compositing and capping strategy for copper variables is appropriate.

The block estimation parameters and methodology have been carefully considered. Innovative methods were used to account for vertical trends related to the copper enrichment process, as well as to avoid inconsistencies related to a small proportion of lacking assays for some of the soluble copper components.

Verification exercises performed as part of this review delivered good results and did not detect any material issues with the final estimates. These included:

A check estimation model run by Snowden Optiro compared well to the official estimate

Comparison of the theoretical to the block model grade-tonnage curves shows some smoothing that can be expected given the wide spacing of the drill hole information. At the production stage, closely spaced blast hole information will be available for a more accurate local prediction of grades and the associated grade-tonnage relationship. The smoothing results in slightly higher tonnages and lower grades at selected low cut-off grades, compared to the theoretical estimate. The smoothing is expected to account for operational dilution factors in the eventual mining process.

Swath plots and visual comparisons between estimated block model grades and the underlying data show good correlations, providing supporting evidence for the reliability of the model.

Domain boundaries were based on 3D wireframe models that capture the geological boundaries precisely. On the other hand, the block model considers 15m mining benches. Consequently, bench dilution is not included in the model. This is only significant at the top of the enrichment zone, where an abrupt grade boundary is noted between leached and mixed dominant waste units and the underlying high-grade copper enriched unit. While this dilution will be confined to blocks falling on the geological boundary, the impact on the overall secondary enrichment unit is not significant. Moreover, the unavoidable smoothing in the block estimates is expected to have made more than sufficient allowances to cover dilution factors.

Available Data

Figure 11.1 is a plan map of the project area showing the collar location and year drilled for all holes used in this MRE. Some of the drilling conducted by the Battle Mountain Group in 2008 has been excluded due to the lack of lithologic logging and assay certificates. This excluded data represents a very small fraction of the total drilling.

Figure 11.1: Drill Hole Location Map (CRM 2025)

Copper grades are associated with specific structures. The most important of these is oriented at approximately N20W. For this reason, the deposit is drilled on oblique sections separated by 50m. Each section is assigned an identifier which is used when referring to the section in the text of the document. The section lines are presented in Figure 11.2.

Figure 11.2: Section Lines in Section Layout, Level 3500 (CRM 2025)

GEOLOGIC MODEL

Introduction

The following is a summary of understanding the genesis, interpretation criteria, and parameters used in the geological modelling of the Los Azules deposit, detailed in a report by Atticus Geoscience (Mortimer, 2024). The model will assist in ongoing exploration and is used as a base for the 2024 MRE model described herein. The 3D geological model was constructed using Leapfrog software.

Geological Evolution

The Los Azules deposit contains overprinting mineralization and alteration events, and it is necessary to understand the time and spatial relationships of these events to develop an integrated geological model.

A pre-mineral dioritic stock intruded the deposit area between 10.6 Mya and 10.7 Mya (Zurcher, 2008b). Shortly after the emplacement of this stock, the diorite was pervasively altered with chlorite-magnetite alteration that was accompanied by chalcopyrite mineralization in the upper levels of the pluton grading into potassic alteration with chalcopyrite and bornite mineralization at depth, around 9.2 Mya, a NNW-trending rhyodacite porphyry dike, which is referred to as the “Early Mineralized Porphyry Dike” (“EMP”). The dike is approximately 3.6 km long, 20 m to 400 m wide, and dips steeply to the east. The EMP was responsible for the best grade of hypogene mineralization, and it typically contains 0.25% to 0.35% hypogene copper. Early magmatic-hydrothermal breccias associated with the intrusion of the EMP occur along the edges and above the main dike.

Another NNW-trending porphyry dike intruded the sequence around 8.2 Mya. These dikes are dacitic in composition and dip steeply to the east. The dikes are referred to as Inter Mineral dikes (“IMP”) and tend to be more prevalent along the eastern edges of the EMP. These dikes are approximately 1.9 km long with widths ranging from 20 m to 70 m. Inter-mineral magmatic-hydrothermal breccias associated with the emplacement of these dikes occur along the edges of the dikes. Sericitic alteration began to form during the emplacement of the EMP and IMP, with a late sericite alteration that overprinted the underlying potassic alteration in the upper levels of the system and introduced additional pyrite and chalcopyrite. Late in the system's evolution, minor erratic quartz veins were emplaced that contained base and precious metals. As the system waned and shut down, supergene enrichment began and continues to the present day. A more detailed description of the geological evolution of the area is described in Chapter 7.

The development of all models, cross-cutting relationships, and construction sequences are based on the geological evolution and known events, the evidence for which comes from direct observations of cross-cutting relationships seen in the field and in the drill core.

Structural Model

The structural regime played a fundamental role in mineralization, alteration, mineral zonation, and the development of intrusive lithologies. Structures at Los Azules influenced the emplacement and geometry of the early mineral and inter-mineral porphyries. The same structures also had an impact on later overprinting of alteration and on the development of the supergene blanket.

A detailed structural model was developed by CIGEA in early 2024 using the combination of surface mapping, Televiewer data, and drill hole information. The model defined the location, extension, and hierarchy of the faults within the Los Azules deposit. Only fault surfaces defined in the CIGEA modeling were utilized in the modelling process. The CIGEA structural model is explained in more detail within the Structural Geology section in Chapter 6.

Within the Los Azules deposit, the faults listed in Table 11.3 have been recognized to have a controlling influence on the emplacement of the intrusions (Figure 11.3) and the mobilization of the fluids that have defined the alteration and mineralization solids (Mortimer, 2024):

Table 11.3: Principal Controlling Structures (Mortimer, 2024)
Ballena	Controls the development of the intrusion in the south, but acts a boundary north of the Largatija fault
Largatija	Controlling structure between the intersection of the Ballena & Vega
Piuquenes	The principal controlling structure of the deposit
Emma	Appears to be controlling, but also limiting

Figure 11.3: The early mineral porphyry (red) and its relation to the Ballena, Largatija, Piuquenes, and Emma faults (grey). (CRM 2025)

Figure 14.4 shows the location of first and second order faults and their relationship to potassic and sericitic alteration. Potassic and sericitic alteration formed along NNW trends that coincide with the orientation of the early and inter-mineral porphyries and first and second order faulting.

Figure 11.4: First and second-order faulting and their relationship to potassic and sericitic alteration. Faults are shown in grey, potassic alteration in purple, and sericitic alteration in green. Oblique plan view. (CRM 2025)

In addition to the four faults controlling the porphyry emplacement, six faults have been recognized as acting as boundaries and having a controlling influence on the movement of blocks (Table 11.4 and Figure 11.5). The limiting parameter of a fault is not defined as an exact fault surface but more of a fault zone containing broken and fractured material (Mortimer, 2024):

Table 11.4: Principal boundary faults (Mortimer, 2024)
Fault	Interpretation & Role in modelling
Ballena	Acts as a boundary north of the Largatija Fault, but controlling the intrusion further south
Los Azules	Acts as a boundary fault with uplift to the east
Vega	Acts as a boundary fault with uplift to the east
Cairo	Develops a boundary to the between the Ballena Laguna faults
Emma	Appears to be limiting, but also controlling
Laguna	Defines a large displacement and change in structural style

Figure 11.5: Faults that act as boundaries to mineralization are labeled in plain view (block model copper grades level 3500m are also shown). (CRM 2025)

Despite recognizing certain faults as boundary faults, no structural blocks were defined as it was not possible to confidently measure a displacement across either side of any of these faults.

Lithology Model

Lithological contacts and solids have been constructed from integrating data from the lithology and alteration data input tables in the database. Potassic alteration has a close relationship with the location of the early and inter-mineral porphyries. Magmatic and hydrothermal breccias often formed along the edges and above these porphyries. The breccias formed due to over pressurization along the margins of the porphyries. These breccias are often more permeable than the surrounding rocks and thus often contain higher grades. The geological map was also used to define contacts for the volcanics and quaternary cover.

The lithology model is constructed using an event modeling concept, where each contact surface is built following geological chronology, and each unit is constructed in sequence. Table 11.5 describes the units that are modelled and their order in the event sequencing.

All surfaces within this model have been constructed using implicit modelling, interpolating between known contact points (drill holes intercepts) using a radial basis function (dual kriging) with interpolation parameters fitting with the geological interpretation of each surface and with subsequent editing guided by sectional and level plan interpretations. The volcanic-diorite contact surface is built using geological mapping interpretation lines. Only intrusive dikes that have a true width of greater than 10 m (half the width of a standard 20x20x15 m block) have been modeled. Figure 11.6 shows an example of the lithological model in plan and section views.

Figure 11.6: Level plan (3270 m) and section 37 of the lithological model. (CRM 2025)

Alteration Model

Alteration modeling has been developed by using a series of models to reflect the evolution of the deposit, the overprinting of the alteration types, and the telescoping or multiple-phase nature of the development of the porphyries (Mortimer, 2024). Only the reactive lithologies present at the time of porphyritic intrusions can be affected by the alteration, so the model only considers lithologies below the quaternary cover surface. Separate models were created for potassic alteration, phyllic-sericite alteration, phyllic-chlorite-sericite alteration, phyllic-sericite-kaolinite alteration, and argillic alteration. Contact surfaces and solids of the alteration model are based directly on drill data, constructed using integrated data from interval fields in the alteration, lithology, and assay data tables. Hyperspectral data was also used for all alteration models as an additional input. Alteration surfaces are built using implicit modelling, interpolating between known contact points (drill hole intercepts) with interpolation parameters fitting with the geological and structural interpretation.

Copper Mineral Zonation Model

The copper mineral zonation model surfaces and solids were constructed using interval selections from the assay, mineralogy, and lithology drill data tables. Interval selections are based primarily on the sequential copper assay data and mathematically defining the mineral zone category into oxide (‘OX’), mixed (‘MX’), supergene enriched (‘SG’), transition (‘TR’), and hypogene (‘HY’). Table 11.6 shows the criteria used to define each of these zones.

Table 11.6: Mineral Zonation Criteria.
Sequential Copper Assays (%)	Category
Acid Soluble Copper >= 30%	OX: Oxide
Cyanide Soluble Copper >= 50%	SG: Supergene (Enriched)
Residual Copper Content >= 80%	HYP: Hypogene (Primary)
Cyanide SolCu <= 50% AND Acid SolCu >= 15%	MIX: Mixed
Cyanide SolCu <= 50% AND Residual Cu <= 80%	TR: Transition

The leached zone (‘LX’) could not be defined from the sequential copper assay and was assigned based on a combination of geological logging, the absence of copper, and presence of iron oxides. Additional categories of primary bornite (‘BN’) and primary bornite-chalcopyrite (‘BN-CPY’) were assigned based on sequential copper assays below the base of the supergene surface and confirmed through logging and visual presence of bornite.

The mixed (‘MX’) category has undergone partial oxidation and/or partial leaching of the supergene zone and exhibits repeated fluctuation between oxide and supergene. The transition zone (‘TR’) is a region of primary copper mineralization that has undergone partial supergene enrichment through repeated fluctuation between hypogene and supergene. There is not enough material to define an oxide solid. True oxide material is rare and could not be modeled. Table 11.7 shows the sequence of geological events that have altered and affected the Los Azules deposit.

Table 11.7: Geologic Events Altering and Effecting the Los Azules Deposit
Sequential	Event	MX Sub-model
Erosion (Topography)
Quaternary cover

LX (Leached)
	MX (Mixed)	SG
	SG (Supergene)	OX
	TR (Transition)	MX
	BN (Primary Bornite)	PLX
BN-CPY (Primary Bornite-Chalcopyrite)
HYP (Hypogene)

Estimation domains for the copper resource are the copper mineral zonation models, except that the transition surface is eliminated, and the definition of the base of the supergene has been defined using geological logging. Four sub-models for the Mixed zone (MX, OX, PLX, SG) were created to better define the components of this zone and are shown in Table 14.7. These sub-models are defined as: MX is within the Mixed zone and contains CuT% grades of ≥ 0.1. OX is within the Mixed or Oxide zone and contains CuT% grades of ≥ 0.1. PLX is within the Mixed zone and has CuT% grades of ≥0.05 to <0.1. Finally, SG is within the Mixed zone and the Supergene zone and has CuT% grades of ≥0.1.

The copper zonation models are built using implicit modelling, interpolating between known contact points (drill hole intercepts) fitting with the geological interpretation and with subsequent editing guided by sectional and plan interpretations. The structural regime considered to be active during the supergene weathering event is a component in the modelling, extending the SG and TR into the primary mineralization (Mortimer, 2024).

Conclusions and Recommendations

The construction methodology of the geological models is extremely robust. It breaks the deposit down into its component events and, by understanding each of the controls related to that event, yields a greater understanding of the deposit and a more robust series of interrelated models. The modelling is carried out in sequence: structure – lithology – alteration – mineralization – zonation, with iterative revision and reconstruction. Modelling has benefited from the use of a robust structural model that has been a solid component in all model constructions.

Continued exploration and drilling, especially through angled holes, will help better define and improve confidence in the model going forward.

Overall, modelling shows that Los Azules is a large, structurally controlled porphyry deposit, open in several directions and at depth. The extensive supergene enriched zone has developed down structures that transition into primary sulfide mineralization. Modelling shows multiple bornite centers within the primary zone, highlighting exploration potential at depth and along the currently modelled structures.

DATA ANALYSIS - COPPER

The data are analyzed to determine the geological controls on grade, define estimation domains, and identify outliers. This information is key for the design of the estimation approach, including the search strategy.

Compositing

Composites are created from irregular length sample intervals to produce equal length grade data that can be directly compared. To avoid excessively averaging or smoothing the grade data, the composite length is linked to the sampling interval. For previous drilling campaigns, irregular sample lengths were sometimes used during the logging and sampling process; however, the most common sampling interval (over 90% of the assays) has been 2m. To preserve the details of the original logging and minimize the amount of grade smoothing, a 2m length was selected for compositing.

Composites are of equal length (without any splitting for changes in lithology or mineral zone) beginning at the first assayed interval. Within each 2m interval, the majority-logged geologic variable (lithology, mineral zone, vein type, vein intensity, etc.) over the interval is assigned to the composite. At the base of each drillhole, the composite length can range from 1 to 3m. Composites shorter than 1m are not considered. Random checks of the composited grades were performed, and no errors were detected.

Exploratory Data Analysis - Copper

The exploratory data analysis (EDA) is performed to determine the important controls on grades. Use of these controls during estimation will improve model quality and better define the spatial extent of high- and low-grade volumes. Statistical analysis is a key component of the EDA; however, statistical results are only valid over volumes where representative (non-clustered) sampling has been performed. For this reason, before statistical evaluation, an assessment of the behavior of grades in space and the consistency of the drill spacing is required.

Once the key controls on grade are determined, the deposit is sub-divided into volumes (domains) in which the statistical behavior of grades is consistent. Resource model blocks located within a domain are identified/coded and then estimated using a constant, domain-specific set of estimation parameters.

Spatial Declustering

Recent exploration drilling has focused on the central, higher-grade, portion of the deposit with the objective of defining a Measured Resource within the projected five-year pit. This focus of the central part of the pit results in an unequal spatial distribution of data and a relative oversampling of the higher-grade portions of the deposit. To remove this sampling bias, a volume of influence declustering weight is used in all statistical computations.

Basic Statistics

Major logging variables that impact copper grades are mineral zone and lithology. The spatial extent of these geologic variables was defined through the development of the 3D geologic model. The wireframes generated by the geologic model were used to code the regular 20x20x15m model blocks and the 2m composite data. The geologic codes used in data analysis are thus defined by the model rather than the actual logging of the composite.

The total volumes of the modeled mineral zones and lithology units are presented in Table 11.8.

Figure 11.7: Average Copper Grades by Lithology and Mineral Zone (CRM 2025)

Aside from elevated grades (from relatively few data) in the bornite (Bn) and bornite-chalcopyrite (Bn-CPy), the largest average copper grades are found in the enriched zone. The largest enriched zone grades are associated with the early mineralization lithologies (Early Mineral Porphyry (102) and Early Mineral Breccia (106)). A large number of data reports to the pre-mineral diorite which has relatively low grade.

Behavior of Grades in Space

Within the enriched mineral zone, the copper grades show a strong lateral trend moving away from the center of the deposit defined by important parallel NNW striking faults. The grade trend is illustrated for the enriched zone in Figure 11.8 which presents total copper 2m composites grades and a simplified representation of the central structure for level 3450.

Figure 11.8: Level 3450 +/- 10m, Enriched Zone, 2m Composite Grades (CRM 2025)

Higher grade early mineralization (lithologies 102 and 106) is located near the central structure and contribute strongly to the grade distribution pattern. Additionally, grades in the pre-mineral diorite show an important lateral grade trend with distance from the central line (Figure 11.9).

Figure 11.9: Average Total Copper Grade by Distance to Central Line (CRM 2025)

As shown, average copper grades in the diorite decrease from about 0.6% (near the structure where early mineralization is present) to less than 0.2% at greater lateral distances from the deposit center. The number of 2m composites is important and reproduction of this grade trend will be a key objective of the resource model. A parallel structure is seen to the west of the main structure explaining the peak grades at distance -650m.

Figure 11.10: Copper grades as a function of distance for lithologies in addition to the diorite (CRM 2025)

The early mineral lithologies (breccia and porphyry) show relatively consistent grades and the number of observations for these lithologies is largest near the structure (distance 50). The plot indicates that there is an association between the presence of early mineralization and elevated grades in the diorite. The inter-mineral porphyry is most common to the east of the central structure and near the secondary peak at -550m. This lithology is uncommon within 50m of the central structure, but grades generally decrease with lateral distance.

Veining and Association with Grade

Vein type (mineralogy and/or relative age) and vein intensity/frequency were logged. The earliest set of veins (A-Veins) are key to defining the higher-grade, early mineralization (early porphyry and breccia). Based on this geological association, a relationship between logged vein type and copper grade was expected. Figure 11.11 presents a box plot of copper grades, by lithology, for the enriched zone after considering the primary vein type.

Figure 11.11: Box Plot by Primary Vein Type and Lithology (CRM 2025)

Across all lithologies, average copper grades are larger for composites with dominant logged A veins. As shown in the figure, “A-Veins” are by far the most commonly observed vein type for the lithologies associated with early mineralization (102 and 106; 88 and 96% A veins respectively). Lithology 104 (inter-mineral porphyry) contains a mixture of A, D, and other veins and does not easily fit into the early/late mineralization breakdown.

The most important distinction provided by the vein type is found in the pre-mineral diorite (103) where 50% of the data have logged A veins and about 25% of the data have logged D veins. Average and median grades decrease moving from the A vein group to the D vein group and finally to the “no vein” group. For this lithology, the presence of A veins appears to allow identification of pre-mineral material that has been mineralized during the early mineral intrusive event.

An A vein indicator block model was created to allow definition of a continuous volume of A vein presence. Blocks with an estimated “A-Vein” proportion greater than 50% were accepted as containing A veins and composites located within these blocks were defined as “A-Vein” dominant. Since the veining pattern is vertically consistent throughout the deposit, the vein type coding was applied across all mineral zones. Box plots of total copper grade by lithology and vein-type are presented in Figure 11.12 for the enriched and hypogene zones.

Figure 11.12: Box plots of total copper grade by lithology and vein-type (CRM 2025)

Given the relatively small amount of data in the hypogene zone (and the resulting lack of control on grades during estimation), the presence of “A-Veins” is used to create separate estimation domains (“A-Veins” vs non “A-Veins) for all lithologies to laterally restrict the extent of elevated grades (reduce lateral grade smearing). For the enriched zone, a separation by vein type was only made within the diorite unit.

The enriched zone lateral grade pattern following separation of the diorite based on vein type is presented in Figure 11.13.

Figure 11.13: Average Copper by Distance to Central Structure and Lithology (CRM 2025)

As shown, the diorite with “A-Veins” (domain 1031) now presents a spatial pattern similar to that of the early mineral porphyry (lithology 102). Grades in the diorite without A veins show consistently low grades across the deposit. Grades in this domain are not clearly impacted by the (early?) mineralization associated with the central structure.

Relative Depth And Distance to Base of Enrichment

Within the enriched zone, there is a change in mineralogy moving from the top (chalcocite dominant) to the base of the zone (chalcopyrite dominant). Associated with this change in mineralogy is a change in copper grades and copper solubility (both cyanide and acid soluble). The base of the enriched zone is defined from grade-based ratio thresholds and is clearly not a hard boundary. As a result, there are zones of higher solubility within the primary zone. Specifically, primary zone solubility is greatest at the selected base of the enriched zone and decreases in the primary zone as distance from the contact increases.

To model this solubility trend, two sets of transformed coordinates are defined:

In the enriched zone, relative depth is defined. The block model is used to define this quantity. For each column of enriched zone blocks (constant X and Y centroids) the total number of enriched blocks is determined, blocks are assigned a bottom-up sequence number (1 to the number of blocks in the column), and relative depth is defined as sequence number divided by total number in the column. The relative depth of the block is assigned to all composites located in the block.

In the primary zone, the blocks adjacent to the enriched/primary contact are assigned a distance of 7.5m below the contact. Working within the column of primary zone blocks, a distance of 22.5m is assigned to the second block below the contact, 37.5m is assigned to the third block below the contact and so on. Again, these distances are then assigned to all composite data falling within the block.

Average copper grades and the ratio of soluble to total copper grades in the enriched zone are presented in Figure 11.14. Grades as a function of relative depth are presented for two northing zones which roughly represent the southern single zone of mineralization and the more complex northern zone where several mineralized zones appear to be present.

Figure 11.14: Enriched Zone Composites, Average Grade and Solubility By Depth (CRM 2025)

For both location zones, copper grades and the solubility ratios clearly decrease with depth in the enriched zone. The resource model must capture this grade trend.

Vertical solubility trends are also observed in the hypogene zone (Figure 11.15).

Figure 11.15: Hypogene Zone Composites, Average Copper and Solubility Below Base of Enrichment (CRM 2025)

Average cyanide soluble copper grades decrease slightly but systematically with depth below the base of enrichment. Total copper grades are relatively stable with depth. Cyanide copper solubility decreases from about 27% near the base of the enrichment to 21% at about 50m below the base of the enriched zone. Depth below the enriched zone contact will be used to control estimation in the hypogene zone.

ESTIMATION DOMAINS – COPPER

The copper estimation domains are the same for the total, cyanide-soluble, and acid-soluble species. The domains, determined based on the data analysis presented, are identified in Table 11.9.

Table 11.9: Copper Estimation Domains

Estimation domain 1000 is a small volume of narrow, high-grade, primary zone, mineralization intersected by two drillholes. This material is located outside of the main orebody associated with a NE oriented structural zone whose surface expression is one of the northern vegas (wetlands). To date oxide/enriched material has not been observed in this zone. Copper grades in this domain were assigned (2.2%) based on the average grade of the composites located within the wireframe of the domain.

The spatial distribution of the estimation domains and a comparison with the drillhole data is provided in Figure 11.16.

Figure 11.16: Spatial distribution of the estimation domains and a comparison with the drillhole data. Looking NW. (CRM 2025)

Basic statistics by domain are shown in Table 11.10, Table 11.11, and Table 11.12.

Table 11.10: Total Copper % Declustered Statistics by Estimation Domain
Estimation Domain	Number	Average	Standard Deviation	Coef. Of Variation	Minimum	Percentile					Maximum
						25th	50th	75th	95th	98th
1	1,049	0.017	0.028	1.6	0.00	0.01	0.01	0.02	0.04	0.07	0.7
2	10,927	0.027	0.028	1.0	0.00	0.01	0.02	0.03	0.07	0.09	1.9
4	405	0.214	0.172	0.8	0.02	0.11	0.16	0.26	0.52	0.87	1.2
5	2,063	0.345	0.263	0.8	0.01	0.19	0.28	0.41	0.82	1.15	2.3
6	957	0.316	0.178	0.6	0.07	0.21	0.28	0.37	0.61	0.78	2.1
9	569	0.177	0.127	0.7	0.01	0.11	0.15	0.21	0.39	0.51	1.9

Table 11.10: Total Copper % Declustered Statistics by Estimation Domain
Estimation Domain	Number	Average	Standard Deviation	Coef. Of Variation	Minimum	Percentile					Maximum
						25th	50th	75th	95th	98th
10	1,529	0.060	0.067	1.1	0.00	0.03	0.05	0.07	0.14	0.20	1.2
11	532	0.258	0.245	0.9	0.01	0.11	0.18	0.32	0.68	1.08	2.1
107	358	0.005	0.011	2.1	0.00	0.00	0.00	0.01	0.02	0.03	0.2
1000	29	2.552	2.117	0.8	0.23	0.88	2.28	2.91	6.55	9.21	9.2
3102	9,917	0.601	0.438	0.7	0.01	0.32	0.51	0.77	1.40	1.78	12.9
3104	1,921	0.313	0.241	0.8	0.01	0.16	0.26	0.40	0.73	0.91	3.5
3106	960	0.690	0.550	0.8	0.02	0.31	0.58	0.89	1.66	2.23	5.8
31031	6,583	0.491	0.354	0.7	0.01	0.26	0.41	0.63	1.14	1.47	8.2
31032	8,577	0.269	0.258	1.0	0.00	0.13	0.21	0.33	0.67	0.97	4.9
71021	3,574	0.400	0.296	0.7	0.01	0.23	0.32	0.48	0.91	1.26	3.8
71022	560	0.267	0.212	0.8	0.03	0.14	0.23	0.33	0.56	0.78	2.5
71031	3,392	0.307	0.258	0.8	0.01	0.15	0.24	0.38	0.73	1.12	4.4
71032	10,627	0.169	0.200	1.2	0.00	0.06	0.12	0.21	0.47	0.66	3.9
71041	497	0.209	0.122	0.6	0.02	0.13	0.18	0.25	0.42	0.53	1.1
71042	450	0.184	0.125	0.7	0.01	0.10	0.15	0.22	0.39	0.59	0.9
71061	116	0.688	0.260	0.4	0.26	0.55	0.65	0.78	1.25	1.43	2.3
71062	248	0.440	0.429	1.0	0.01	0.20	0.31	0.53	1.16	1.33	3.4
All Grps	65,840	0.250	0.310	1.2	0.00	0.05	0.16	0.33	0.79	1.14	12.9

Total copper grades show relative variabilities less than 1.0, which is typical for porphyry copper deposits. Comparison of the 95th and 98th percentile grades with the observed maximum indicates that there are a small number of outlier grades. Generally, there are important differences in the average grades of domains within the same mineral zones. Importantly, the presence of “A-Veins” in the enriched diorite nearly doubles the average copper grade compared to diorite without the influence of the early mineralization (domains 31031 and 31032).

Table 11.11: Cyanide Soluble Copper(%), Declustered Statistics By Estimation Domain
Estimation Domain	Number	Average	Standard Deviation	Coef. Of Variation	Minimum	Percentile					Maximum
						25th	50th	75th	95th	98th
1	1,048	0.002	0.014	7.8	0.00	0.00	0.00	0.00	0.00	0.00	0.4
2	10,694	0.004	0.016	4.6	0.00	0.00	0.00	0.00	0.01	0.03	1.6
4	391	0.067	0.070	1.1	0.00	0.02	0.05	0.09	0.18	0.26	0.6
5	2,062	0.090	0.104	1.2	0.00	0.03	0.06	0.10	0.25	0.39	1.1
6	957	0.175	0.124	0.7	0.02	0.10	0.15	0.22	0.39	0.47	1.4
9	562	0.058	0.078	1.3	0.00	0.01	0.04	0.09	0.17	0.22	1.5
10	1,509	0.021	0.049	2.3	0.00	0.00	0.01	0.03	0.07	0.12	1.0
11	521	0.174	0.194	1.1	0.00	0.06	0.11	0.20	0.50	0.78	1.6
107	358	0.001	0.003	2.7	0.00	0.00	0.00	0.00	0.00	0.01	0.0
1000	29	0.420	0.679	1.6	0.01	0.03	0.11	0.40	2.30	2.60	2.6
3102	9,911	0.391	0.339	0.9	0.00	0.17	0.30	0.51	1.04	1.36	7.2
3104	1,884	0.200	0.212	1.1	0.00	0.08	0.14	0.26	0.54	0.71	3.6
3106	956	0.430	0.418	1.0	0.00	0.13	0.34	0.58	1.19	1.57	5.0
31031	6,519	0.296	0.288	1.0	0.00	0.11	0.22	0.38	0.81	1.16	7.2
31032	8,550	0.166	0.197	1.2	0.00	0.06	0.11	0.21	0.49	0.71	3.6
71021	3,574	0.076	0.115	1.5	0.00	0.01	0.03	0.10	0.28	0.41	1.7
71022	560	0.027	0.044	1.7	0.00	0.01	0.01	0.03	0.10	0.17	0.4
71031	3,315	0.053	0.091	1.7	0.00	0.01	0.02	0.06	0.21	0.32	1.7
71032	10,471	0.018	0.052	2.8	0.00	0.00	0.01	0.02	0.07	0.11	2.6
71041	497	0.038	0.051	1.3	0.00	0.01	0.02	0.05	0.14	0.20	0.4

Table 11.11: Cyanide Soluble Copper(%), Declustered Statistics By Estimation Domain
Estimation Domain	Number	Average	Standard Deviation	Coef. Of Variation	Minimum	Percentile					Maximum
						25th	50th	75th	95th	98th
71042	450	0.018	0.019	1.0	0.00	0.01	0.01	0.02	0.06	0.07	0.1
71061	116	0.166	0.219	1.3	0.01	0.02	0.06	0.24	0.62	0.93	1.0
71062	248	0.033	0.084	2.6	0.00	0.01	0.01	0.03	0.08	0.21	0.9
All Grps	65,182	0.105	0.203	1.9	0.00	0.00	0.02	0.12	0.47	0.73	7.2

Compared with total copper, relative variability is larger for cyanide soluble copper grades. The poor solubility outside the enriched zone is clearly seen in the average grades. The differences between the high percentile grades and the maximum indicate that outliers are more important than for total copper.

Table 11.12: Acid Soluble Copper(%), Declustered Statistics By Estimation Domain
Estimation Domain	Number	Average	Standard Deviation	Coef. Of Variation	Minimum	Percentile					Maximum
						25th	50th	75th	95th	98th
1	992	0.005	0.009	1.8	0.00023	0.001	0.002	0.01	0.02	0.03	0.2
2	8,961	0.007	0.009	1.2	0.00018	0.002	0.005	0.01	0.02	0.04	0.1
4	334	0.041	0.026	0.6	0.00304	0.024	0.035	0.05	0.09	0.12	0.2
5	2,061	0.017	0.012	0.7	0.00050	0.008	0.015	0.02	0.04	0.05	0.1
6	957	0.023	0.011	0.5	0.00400	0.015	0.020	0.03	0.04	0.06	0.1
9	565	0.069	0.058	0.8	0.00328	0.040	0.056	0.08	0.15	0.23	0.6
10	1,462	0.016	0.015	0.9	0.00051	0.007	0.013	0.02	0.04	0.06	0.2
11	532	0.046	0.035	0.8	0.00050	0.023	0.038	0.06	0.11	0.14	0.5
107	254	0.001	0.001	1.6	0.00050	0.001	0.001	0.00	0.00	0.00	0.0

Table 11.12: Acid Soluble Copper(%), Declustered Statistics By Estimation Domain
Estimation Domain	Number	Average	Standard Deviation	Coef. Of Variation	Minimum	Percentile					Maximum
						1000	29	0.052	0.044	0.8		0.00553	0.023	0.045	0.06	0.10	0.21	0.2

Table 11.12: Acid Soluble Copper(%), Declustered Statistics By Estimation Domain
Estimation Domain	Number	Average	Standard Deviation	Coef. Of Variation	Minimum	Percentile				Maximum
					25th	50th	75th	95th	98th
3102	9,753	0.049	0.032	0.6	0.00007	0.030	0.043	0.06	0.10	0.13	0.9
3104	1,903	0.036	0.023	0.7	0.00110	0.021	0.030	0.04	0.08	0.10	0.2
3106	956	0.056	0.057	1.0	0.00160	0.030	0.048	0.07	0.12	0.18	0.7
31031	6,395	0.044	0.030	0.7	0.00050	0.027	0.038	0.05	0.10	0.12	1.4
31032	8,317	0.036	0.027	0.7	0.00009	0.019	0.030	0.05	0.08	0.10	0.5
71021	3,544	0.018	0.015	0.9	0.00010	0.006	0.013	0.03	0.05	0.06	0.2
71022	559	0.009	0.008	0.9	0.00050	0.003	0.006	0.01	0.03	0.04	0.1
71031	3,231	0.014	0.013	1.0	0.00024	0.005	0.009	0.02	0.04	0.05	0.2
71032	9,880	0.006	0.009	1.4	0.00003	0.002	0.004	0.01	0.02	0.03	0.4
71041	453	0.013	0.011	0.8	0.00088	0.004	0.009	0.02	0.03	0.04	0.1
71042	391	0.007	0.006	0.9	0.00050	0.003	0.005	0.01	0.02	0.03	0.0
71061	116	0.024	0.019	0.8	0.00360	0.007	0.016	0.04	0.06	0.06	0.1
71062	248	0.008	0.007	0.9	0.00050	0.004	0.006	0.01	0.02	0.03	0.1
All Grps	61,893	0.021	0.026	1.2	0.00003	0.004	0.012	0.03	0.07	0.09	1.4

Acid-soluble grades are low throughout. Average grades are similar in the mixed and enriched zone. There are 3,947 less acid soluble composites than total copper composites and 3,289 less acid soluble composites than cyanide soluble copper composites. The reduced number of soluble copper composites is due to the lack of soluble copper assays during early/initial drilling campaigns. Soluble copper re-assays were performed when possible, but the acid soluble copper grades could not be used due to sample oxidation.

The proportion of missing assays by estimation domain is shown in Table 11.13.

Table 11.13: The Proportion of Missing Assays by Estimation Domain
Copper Estimation Domain	Copper Assays Missing
	Cyanide Soluble	Acid Soluble
1	0.1%	5.4%
2	2.1%	18%
4	3.5%	17.5%
5	0.0%	0.1%
6	0.0%	0%
9	1.2%	0.7%
10	1.3%	4.4%
11	2.1%	0%
107	0.0%	29.1%
1000	0.0%	0%
3102	0.1%	1.7%
3104	1.9%	0.9%
3106	0.4%	0.4%
31031	1.0%	2.9%
31032	0.3%	3.0%
71021	0.0%	0.8%
71022	0.0%	0.2%
71031	2.3%	4.7%
71032	1.5%	7.0%
71041	0.0%	8.9%
71042	0.0%	13.1%
71061	0.0%	0%

Table 11.13: The Proportion of Missing Assays by Estimation Domain
Copper Estimation Domain	Copper Assays Missing
	Cyanide Soluble	Acid Soluble
71062	0.0%	0%
All	1.0%	6.0%

For some domains, (e.g. domain 11), the number of missing cyanide soluble composites exceeds the number of missing acid soluble composites. This occurs because during early drilling campaigns (e.g. 2004) samples were assayed for acid soluble but not cyanide soluble copper. Reject samples were not available for these campaigns so no re-assay was possible.

Behavior Near Contacts

Grades within specified estimation domains can vary as a function of distance to a contact when a halo of mineralization or other type of transition occurs between domains. When grades transition across domain boundaries, it may be appropriate to share samples across the boundary during estimation to preserve the transition in the model (a soft or firm boundary). If sharp changes in grade are observed across a contact, the sharing of samples is inappropriate (a hard boundary).

To observe whether grades near contacts are transitional, two types of analysis were performed. Firstly, large blocks that straddle the contact were defined and average grades on the two sides of the contact were compared. This analysis provides an evaluation of grades near the contact over the range of observed values and provides an indication of the grades that would likely be combined if there were free sharing of grades during estimation. The second check is more localized - the distance between each composite and the nearest model block (from a different domain) is determined. Average grades are then computed and plotted. Although more localized, this approach combines data over the entire deposit.

Based on a review of these results, all domain boundaries were treated as hard boundaries for the purposes of estimation. Transition zones were used, however, in domain 31031 (enriched zone, diorite, with “A-Veins”) across transverse faults that appear to limit the extent of strong mineralization.

Outlier Detection and Management

Identification and capping of copper grades was performed using a standard high percentile capping approach, whereby the lognormal distribution of grades was examined (per estimation domain) and the percentile where the data departed from the expected distribution was identified. Outlier values were set back to the identified percentile. An example of the capping approach for total copper in the enriched zone is provided in Figure 11.17.

Figure 11.17: Total Copper Grade Distribution (left) and after Capping (right) for Enriched Zone Domains (CRM 2025)

As shown, the distribution of copper grades is well-behaved with few apparent outliers. As a result, only a small proportion of copper grades were capped. The proportion of data capped and the computed metal removal per domain are presented in Table 11.14.

Table 11.14: Summary of Metal Removal Due to Capping, Copper
Copper Estimation Domain	Number of Total Copper Comps.	Percent Of Comps. Capped			Metal Removed Due to Capping
		Total Copper	Cyanide Soluble	Acid Soluble	Total Copper	Cyanide Soluble	Acid Soluble
1	1,049	1.14%	2.10%	0.81%	10.6%	53%	8%
2	10,927	0.16%	4.26%	0.48%	1.5%	38%	3%
4	405	0.00%	0.26%	1.80%	0.0%	1%	1%
5	2,063	0.00%	0.00%	0.00%	0.0%	0%	0%
6	957	0.31%	0.63%	0.00%	0.5%	2%	0%
9	569	0.70%	0.71%	4.42%	1.5%	6%	9%
10	1,529	0.26%	1.33%	0.00%	0.9%	13%	0%
11	532	0.00%	0.00%	1.13%	0.0%	0%	2%

Table 11.14: Summary of Metal Removal Due to Capping, Copper
Copper Estimation Domain	Number of Total Copper Comps.	Percent Of Comps. Capped		Metal Removed Due to Capping
	Total Copper	Cyanide Soluble	Acid Soluble	Total Copper	Cyanide Soluble	Acid Soluble
107	358	0.84%	2.79%	1.97%	7.4%	31%	14%
1000	29	0.00%	0.00%	0.00%	0.0%	0%	0%
3102	9,917	0.12%	0.11%	0.14%	0.3%	0%	1%
3104	1,921	0.16%	0.16%	0.00%	0.4%	0%	0%
3106	960	0.00%	0.21%	3.24%	0.0%	0%	10%
31031	6,583	0.09%	0.11%	0.19%	0.3%	0%	1%
31032	8,577	0.06%	0.13%	3.09%	0.3%	0%	3%
71021	3,574	0.48%	0.00%	0.08%	0.7%	0%	0%
71022	560	1.07%	0.00%	0.00%	2.8%	0%	0%
71031	3,392	0.15%	0.00%	0.19%	0.5%	0%	0%
71032	10,627	0.14%	0.17%	0.15%	0.6%	4%	1%
71041	497	0.40%	0.00%	0.00%	0.1%	0%	0%
71042	450	0.00%	0.00%	0.00%	0.0%	0%	0%
71061	116	0.00%	0.00%	0.00%	0.0%	0%	0%
71062	248	0.00%	0.00%	7.26%	0.0%	0%	8%
All	65,840	0.17%	0.88%	0.73%	0.4%	1%	2%

DATA ANALYSIS AND DOMAIN DEFINITION, GOLD, SILVER, AND DENSITY

The spatial distribution of precious metal grades is similar to that of copper in that grades are greatest near the central structure but the association between grade and mineral zone is much weaker. Additionally, gold and silver grades are elevated near assumed localized structures and veins (Late-Stage

Quartz Veins identified in logging but not captured by the geologic model) that are independent of copper. Density shows a weak association with mineral zone.

Gold Estimation Domains

A box plot of gold by mineral zone shows the similarity of average grades by mineral zone (Figure 11.18).

Figure 11.18: Box Plot of Gold by Mineral Zone (CRM 2025)

The spatial association between gold grades and the central structure associated with elevated copper grades is shown in Figure 11.19.

Figure 11.19: Gold by Distance to the Central Structure (CRM 2025)

Average gold grades are shown for the leach, enriched, and hypogene zones. Grades in the leach zone are similar to those in the enriched or hypogene zones, showing the lack of solubility/mobility of gold. Grades decrease to the east of the central structure, but the pattern is less clear to the west, where the un-modeled high-grade quartz veins are typically observed.

Lithology is a stronger control on gold grade than the mineral zone (Figure 11.20).

Figure 11.20: Gold by Mineral Zone and Lithology (CRM 2025)

The three lines, representing average grades in the three mineral zones, trace out a similar association between lithology and gold grade. The best grades are found in early mineralization (102-porphyry and 106-breccia).

The higher gold grades in the early mineral lithologies suggest that gold is also associated with the presence of “A-Veins.” Analysis of average grades showed that, as for copper, the diorite lithology should be split into “A-Vein” and non- “A-Vein” material for purposes of estimation.

Average gold grades per lithology and diorite sub-unit are examined as a function of elevation in Figure 11.21.

Figure 11.21: Gold by Elevation and Lithology / Vein type (CRM 2025)

Average gold grades generally show important differences among these lithology units used as the gold estimation domains. The mineral zone is not considered for purposes of gold estimation. Contact plots across mineral zones were examined, and no change in gold grade at mineral zone contacts was observed.

Detection and Management of Gold Outliers

Gold grades are capped locally by examining the contribution of each composite to the local mean grade. This contribution is determined by examining the average grades of the nearest 25 composites (surrounding the composite of interest) with and without the composite. If an individual composite changes the local average by more than a domain specific threshold (typically 30%), the composite grade responsible for the increase in the local mean was set back so that the change in the local mean was equal to the stated threshold. This process resulted in capping approximately 1% of the gold grades.

Comparisons of the capped and uncapped grades, for two estimation domains, are shown in Figure 11.22.

Note that the capping process produces a distribution tail that is similar to that of a lognormal distribution.

Figure 11.22: Example of Local Gold Capping Results for Domains 102 and 1031 (CRM 2025)

The metal removal associated with the capping is shown in Table 11.15.

Table 11.15: Gold Capping and Metal Removal
Gold Estimation Domain	Number of Composites	Uncapped Gold					Capped Gold					Metal Removal
		Average	Std. Dev.	Percentile		Max.	Average	Std. Dev.	Percentile		Max.
				95th	98th				95th	98th
101	214	0.037	0.06	0.17	0.22	0.54	0.036	0.06	0.17	0.22	0.37	2%
102	18,893	0.071	0.14	0.17	0.24	12.67	0.068	0.07	0.16	0.24	1.75	5%
104	3,601	0.033	0.06	0.09	0.15	1.74	0.031	0.04	0.09	0.14	0.61	6%
106	1,516	0.102	0.27	0.23	0.35	9.16	0.092	0.08	0.22	0.34	0.85	10%
1031	11,583	0.063	0.13	0.15	0.21	8.72	0.060	0.06	0.15	0.21	1.41	5%
1032	28,627	0.033	0.15	0.10	0.16	17.29	0.028	0.05	0.10	0.15	2.56	15%
All Grps	64,434	0.051	0.15	0.14	0.21	17.29	0.047	0.06	0.14	0.20	2.56	8%

Statistics by Estimation Domain

Declustered gold statistics by estimation domain are presented in Table 11.16.

Silver Estimation Domains

Silver grades are low throughout the deposit with average grades generally between 1 and 2 g/t. Important outliers, associated with large relative grade variability, are observed.

Silver Data Analysis

Box plots of silver grade by mineral zone and lithology are presented in Figure 11.23. For the diorite (103), composites are separated based on the presence/absence of “A-Veins”.

Figure 11.23: Box plots of Silver grade (CRM 2025)

Average silver grades in the leach (2) and enriched (3) zones are relatively low; however, enriched zone grades have elevated variability. Hypogene (7) and enriched zone grades are similar. By lithology, the largest average grades are found in the early breccia (106). Combinations of lithology and mineral zone were formed (after combining the four mixed mineral zones). Box plots for the new groups were compared Figure 11.24.

Figure 11.24: Silver Box Plots by Initial Groups (CRM 2025)

In this plot, the leach, mixed, and bornite mineral zones are kept separate while the enriched and hypogene zone data for the same lithology are plotted sided by side. Examining this plot, there is a strong similarity between the enriched and hypogene zone distribution of grades for lithology (plus vein type) groups 102, 104, 1031 and 1032. Differences are seen only for the early breccia lithology (106). Examining average grades as a function of elevation, breccia silver grades are largest at depth (distant from the enriched contact) while near the contact, breccia grades are similar for the two mineral zones. Based on these points, silver estimation domains consider mineral zone (all mixed zones combined) outside the enriched and hypogene zones. Within these two zones, the hypogene and enriched zone data are combined for each lithology i.e. material from 30102 (EMP, enriched) is combined with 70102 (EMP, hypogene). The numeric code 30102 is retained for the combined data.

Silver Grade Capping

The local capping algorithm described above for gold grades was used to identify and manage silver outliers. Due to the presence of high-grade veins, very large silver grades can be observed. Additionally, ten composites have grades of 200 ppm or larger (6 in domain 1032). Reviewing the assay data shows that for 9 of these samples the analytic upper limit of 200 ppm was reached and a re-assay was not performed. Based on this finding, the reported maximum value of 954 ppm (the only re-assayed sample)

was believed to be a true assay value. The MRE audit performed by Snowden-Optiro detected that the very large silver grades were associated with elevated grades of elements commonly found in steel rather than elements expected at deposits similar to Los Azules. Based on this observation, it is believed that contamination due to destruction of the drill bit is a likely explanation for the very large silver values. The local capping algorithm strongly reduces the grades of the strong outliers and, in the opinion of both the auditors and the QPs responsible for the resource estimation, failure to exclude the contaminated samples does not impact the resource estimate. Table 11.17 presents the results of silver local capping.

Table 11.17: Silver Local Capping Results
Silver Estimation Domain	Number of Composites	Uncapped Silver (ppm)					Capped Silver (ppm)					Metal Removal
		Average	Std. Dev.	Percentile		Max.	Average	Std. Dev.	Percentile		Max.
				95th	98th				95th	98th
2	10,927	0.86	2.84	2.30	3.90	200	0.78	1.00	2.30	3.50	23	10%
4	3,035	1.49	2.87	4.90	9.50	64	1.40	2.07	4.90	8.60	23	6%
5	2,069	1.86	3.31	5.00	8.40	57	1.79	2.86	5.00	7.92	57	3%
6	957	1.57	1.23	3.90	4.80	13	1.56	1.18	3.90	4.80	11	1%
30102	14,051	1.79	9.39	5.00	7.70	954	1.56	2.13	4.80	7.15	116	13%
30104	3,080	1.13	1.97	3.40	5.70	52	1.07	1.34	3.40	5.60	14	6%
30106	1,112	2.18	2.91	6.50	10.50	29	2.12	2.65	6.20	10.04	28	3%
31031	9,977	1.72	4.54	5.00	7.70	200	1.57	2.21	4.90	7.40	61	9%
31032	19,227	1.06	3.58	3.10	5.80	200	0.93	1.57	3.10	5.40	39	13%

Examining the maximum capped value shows that the local capping algorithm has strongly capped the outlier grades. Those domains with maximum values of 200 ppm or more have the largest metal removals (9% or more). As seen by the change in the 95th percentile of the capped grades, more than 5% of the data are capped in some domains. This is a larger number of capped composites than normally observed (1 to 2%) due to the presence of the unlogged (discontinuous) veins, which introduce significant local variability.

To observe the impact of the local capping on the distribution of grades, lognormal probability plots are prepared (Figure 11.25) for domains with important levels of capping (30102 and 31031).

Figure 11.25: Silver Local Capping Results, Domains 30102 and 31031 (CRM 2025)

The shape of the uncapped silver distributions show the need for strong grade capping (and associated metal removal). The plots show that between the 95th and 99th percentiles (silver threshold of less than 10 ppm), a separate high-grade population is present. For domain 31031, the local capping algorithm reduces these high grades so that the capped grade distribution is close to lognormal. For domain 30102, the strongly elevated grade of 953 ppm is capped to 116 ppm. A value of 40 ppm would have been more appropriate given the shape of the capped grade distribution; however, no additional capping was performed.

Silver Statistics by Estimation Domain

Following capping, the final silver grade statistics by estimation domain are shown in Table 11.18.

Table 11.18: Silver, Basic Stats By Estimation Domain
Estimation Domain	Number	Average	Standard Deviation	Coef. Of Variation	Minimum	Percentile					Maximum
						25th	50th	75th	95th	98th
2	10,927	0.78	1.00	1.29	0.10	0.25	0.50	0.80	2.30	3.50	23.3
4	3,035	1.40	2.07	1.47	0.15	0.25	0.70	1.50	4.90	8.60	23.5
5	2,069	1.79	2.86	1.59	0.15	0.60	1.10	2.00	5.00	7.92	57.2
6	957	1.56	1.18	0.75	0.25	0.80	1.20	2.00	3.90	4.80	10.6
30102	14,051	1.56	2.13	1.36	0.15	0.50	1.00	1.90	4.80	7.15	116.4
30104	3,080	1.07	1.34	1.25	0.25	0.25	0.60	1.30	3.40	5.60	14.3
30106	1,112	2.12	2.65	1.25	0.25	0.70	1.30	2.70	6.20	10.0	28.4
31031	9,977	1.57	2.21	1.41	0.15	0.50	0.90	1.80	4.90	7.40	60.8
31032	19,227	0.93	1.57	1.69	0.10	0.25	0.50	0.90	3.10	5.40	38.6
All Grps	64,435	1.23	1.86	1.52	0.10	0.25	0.60	1.40	4.00	6.30	116.4

Bulk Density

Density was estimated using the 7,000 density data values collected over the project life. Density data is coded for lithology and mineral zone using the block model and a statistical analysis was performed. High and low density outliers were defined. Density values less than 2 g/cc were set to 2 g/cc (1 sample) and values larger than 2.9 g/cc were set to 2.9 g/cc (1 sample).

Density was estimated by mineral zone. Summary statistics are presented in Table 11.19.

Table 11.19: Basic statistics of Density by Mineral Zone
Mineral Zone	Minz	Average SG	Number of Records	STD.	Minumum SG	Maximum SG
Lix	2	2.448	1,219	0.126	1.769	2.878
Sec. Enr.	3	2.494	2,777	0.091	1.821	2.950
Mix	4	2.486	45	0.143	1.952	2.638
Bn-Cpy	5	2.595	239	0.068	2.383	2.977
Bn	6	2.605	120	0.061	2.320	2.790
Hyp	7	2.569	2,240	0.091	2.206	4.050
MxOx	9	2.430	82	0.122	2.150	2.681
MxPlix	10	2.457	190	0.115	2.040	2.730
MxSe	11	2.452	62	0.125	2.100	2.831
Volcs	107	2.599	26	0.134	2.210	2.890
All Grps		2.514	7,000	0.111	1.769	4.050

Overburden density was not estimated since there are only 13 samples. The average density of these overburden samples differs for wet and dry samples. For dry overburden, an average value of 2.137 g/cc was assigned while 2.27 g/cc was assigned to wet overburden.

With the exception of the volcanics, blocks that could not be estimated were assigned the average value of the data shown in the above table. In the volcanics, there are 70 samples collected outside of the project volume. The average density of these 107 samples is 2.599 g/cc. This density value was assigned to un-estimated volcanics blocks since the unestimated blocks are distant from the data within the project volume and the average of the data outside of the project volume was believed to be more representative.

A lognormal probability plot was used to define an outlier capping threshold for density. In the leach zone the capping threshold was 2.75 g/cc. In other mineral zones, a capping threshold of 2.85 g/cc was used. Density values that exceeded the threshold were set back to the threshold. A total of 15 density values (0.2% of the data) were capped.

Density was estimated using the Inverse Distance Squared weighting method separately for each mineral zone. The search was anisotropic aligned parallel to the main structures (N20W) with radii of 150m along strike, 100 m across strike, and 100m vertically. A minimum of 4 and a maximum of 10 samples were used with the additional restriction that a maximum of 3 samples per drillhole could be used. This restriction requires that data come from at least 2 drillholes to estimate a block. For un-estimated blocks, the search was expanded by a factor of 2 and then 3. Blocks that remained un-estimated were assigned the average density of the appropriate mineral zone.

VARIOGRAPHY

Experimental variograms were computed by mineral zone and lithology (where appropriate). Given the observed spatial grade trends, variability is expected to be dependent on direction and the variograms will show zonal anisotropy. To best show the anisotropy, variograms rather than correlograms are preferred. To reduce noise associated with local variability, pairwise relative variograms were computed and modeled.

Copper

Example experimental variogram data and fitted models are shown in Figure 11.26 and Figure 11.27 for domains 3102 (enriched, EMP) and 31031 (enriched, diorite with “A-Veins”).

Figure 11.26: Variogram for Domain 3102 (CRM 2025)

Figure 11.27: Variogram for Domain 31031 (CRM 2025)

The spatial correlation pattern for the higher grade early mineral porphyry and diorite with “A-Veins” shows clear zonal anisotropies due to the lateral decrease in grade in the direction perpendicular to the central structure. Variability is lowest parallel to the central structure (azimuth N15W or 165 in the figures). Perpendicular to this structure, the grade trend generates larger variability which increases the sill of the variogram. Vertical grade trends are also observed generating the elevated sill in the vertical direction. For the “A-Vein” diorite, the strongest correlation is within an ENE dipping plane as opposed to a vertical plane for domain 3102. This dip direction is seen in the outlines of the “A-Vein” presence model.

Gold

Gold experimental variograms were computed after local capping of outliers. Example experimental data and fitted models are provided in Figure 11.28 for domains 102 (EMP) and 1031 (diorite with “A-Veins).

Figure 11.28: Gold variograms for domains 102 and 1031 (CRM 2025)

As for copper, correlation is largest parallel to N15W. The strength of the vertical (or sub-vertical) correlation is lithology dependent.

Silver

Silver experimental variograms were computed after local capping of outliers. Example experimental data and fitted models are provided in Figure 11.29 for domains 30102 (EMP) and 31031 (diorite with “A-Veins”).

Figure 11.29: Silver variograms for domains 30102 and 31031 (CRM 2025)

For the major silver estimation domains, the strongest correlation is in the vertical direction, and the apparent horizontal anisotropy is greatly reduced.

Variogram Model Parameters

The variogram models used in estimation are presented in Table 11.20.

Table 11.20: Estimation variogram models
Los Azules Variogram Models
Trend/Plunge direction considers vertical downward
Due to sub-vertical orientation of ellipses, axes are labeled Major (strike), Minor (sub-horizontal - perpendicular to major/vertical plane), Vertical (sub-vertical)
Variogram ID For Estimation	Description	Trend/Plunge of Ellipse Axes			Nugget Effect	Spherical Structure 1				Spherical Structure 2				Spherical Structure 3
		Major	Minor	Vertical		Range of Correlation			C (Variance)	Range of Correlation			C (Variance)	Range of Correlation			C (Variance)
						Major	Minor	Vertical		Major	Minor	Vertical		Major	Minor	Vertical
3102	Cu - EMP, Enrich	165/0	75/30	255/60	0.14	20	41	43	0.08	500	125	216	0.08	5000	383	450	0.08
3104	Cu - IMP, Enrich	75/0	165/30	345/60	0.08	113	76	66	0.1	152	340	407	0.04	368	379	600	0.03
3106	Cu - Early Brx	0/0	90/0	0/90	0.15	20	20	20	0.1	55	55	55	0.05
31031	Cu - Diorite A Vein	165/0	255/30	75/60	0.1	53	42	38	0.08	382	357	200	0.07	1800	382	343	0.07
31032	Cu - Diorite, other vein	165/0	75/30	255/60	0.17	114	23	70	0.08	258	56	338	0.05	380	320	368	0.06
7102	Cu - Hypogene, EMP	165/0	75/30	255/60	0.1	130	44	31	0.07	210	89	314	0.03	5000	5000	346	44
7103	Cu - Hypogene, Diorite	165/0	75/30	255/60	0.13	182	135	29	0.1	340	321	349	0.12	5000	390	500	0.1

7104	Cu - Hypogene, IMP	0/0	90/0	0/90	0.13	74	74	74	0.07	225	225	225	0.04	0	0	0	0
2	Cu - Leach	165/0	255/30	75/60	0.1	332	67	74	0.11	384	254	407	0.09	5000	370	900	0.08
4	Cu - Mix	0/0	90/0	0/90	0.17	180	180	180	0.03	224	224	224	0.05
6	Cu - Cpy-Bn + Bn	0/0	90/0	0/90	0.12	95	95	95	0.1	290	290	290	0.07
4102	Au - EMP	165/0	75/30	255/60	0.2	16	153	115	0.1	4000	391	242	0.05	5000	800	800	0.1
41032	Au - Diorite, other vein	165/0	75/30	0/90	0.2	21	2	39	0.1	393	31	389	0.1	650	388	2000	0.1
41031	Au - Diorite, A Vein	165/0	75/30	0/90	0.19	44	28	46	0.08	387	133	450	0.05	800	316	1400	0.19
4104	Au - IMP	165/0	75/30	0/90	0.25	44	161	35	0.1	116	324	178	0.1	367	364	5000	0.1
530102	Ag - EMP (enr/prim)	165/0	75/30	0/90	0.26	17	20	29	0.14	133	112	347	0.1	5000	398	600	0.08
531032	Ag - Dio other (enr/prim)	165/0	75/30	0/90	0.2	18	19	32	0.1	59	47	500	0.1	133	200	700	0.04
531031	Ag - Dio A Vein (enr/prim)	165/0	75/30	0/90	0.2	12	19	33	0.12	145	53	500	0.11	379	139	2000	0.08
530104	Ag - EMP (enr/prim)	165/0	75/30	0/90	0.23	21	20	41	0.1	40	47	67	0.1	55	373	381	0.06
502	Ag - Leach	165/0	75/30	0/90	0.16	16	17	30	0.08	48	32	500	0.08	284	54	600	0.06
504	Ag - Mixed	165/0	75/30	0/90	0.25	64	35	93	0.15	152	87	1000	0.1	373	103	5000	0.08
505	Ag- Cpy-Bn	0/0	90/0	0/90	0.24	90	90	90	0.15	200	200	200	0.05
506	Ag - Bn	0/0	90/0	0/90	0.23	91	91	91	0.05	331	331	331	0.05	369	369	369	0.03

MODEL SETUP AND LIMITS

The resource block model was developed in DATAMINE Studio software. Table 11.21 presents the dimensions and limits of the model. The POSGAR 94 coordinate system was used. The block size of 20x20x15m is consistent with the typical selective mining unit (SMU) used for this type of copper deposit.

Model blocks are assigned lithology and mineral zone codes based on the block centroid and the wireframe models from the geologic model. Sub-blocks were not used. The model contains a field defining the percentage of the block below surface topography.

INTERPOLATION PARAMETERS

Copper

The block model grades were estimated using ordinary Kriging and inverse distance squared weighting. Inverse distance weighting was used for the smaller domains where a variogram model could not be developed (volcanics and overburden). The estimation search uses multiple passes with decreasing restrictions to allow estimation of a large proportion of the model blocks. The search pass where each block is estimated is stored in the model output file.

Different, but similar, searches were used for copper and precious metals. The first three search passes use an octant restriction requiring that four of the octants surrounding the block contain data. This greatly increases the likelihood that data will surround the block. If a block cannot be estimated in the first three passes, estimation based on a minimum number of drillholes near the block is performed. Three drillhole restriction search passes are considered, yielding a total of six estimation searches, the first three search passes with octants.

Table 11.22: Search Strategy for Copper Estimation, Pass 1 to 3
Search ID	Description	Initial Search Distance Per Ellipse Axis			Octant Restriction				Search Expansion 1		Search Expansion 2
					Min. Octants Filled	Min. Data Per Octant	Max. Data Per Octant	Expansion Factor	Number of Data		Expansion Factor	Number of Data
		N15W/0	N75E/0	Vertical					Minimum	Maximum		Minimum	Maximum

1	Cover	100	100	100	4	1	7	2	15	30	3	8	20
2	Leach	125	75	50	4	1	7	2	15	30	3	8	20
3	Enriched	100	50	25	4	1	7	2	15	30	3	8	20
4	Mixed	150	75	50	4	1	7	2	15	30	3	8	20
5	Bn-Cpy	150	75	50	4	1	7	2	15	30	3	8	20
6	Bn	150	75	50	4	1	7	2	15	30	3	8	20
7	Hyp	150	75	50	4	1	7	2	15	30	3	8	20

The second three searches (search passes 4 through 6) are presented in Table 11.23.

Table 11.23: Search Strategy for Copper Estimation, Pass 4 to 6
Search ID	Description	Initial Search Distance Per Ellipse Axis			Max Comps. Per Hole	# of Composites		Search Expansion 1			Search Expansion 2
						Minimum	Maximum	Expansion Factor	Number of Data		Expansion Factor	Number of Data
		N15W/0	N75E/0	Vertical					Minimum	Maximum		Minimum	Maximum

10	Cover	300	300	300	5	10	24	2	10	24	3	10	24
20	Leach	375	225	150	8	12	24	2	12	24	3	12	24
30	Enriched	300	150	100	8	12	24	2	12	24	3	12	24
40	Mixed	450	225	150	8	12	24	2	12	24	3	12	24
50	Bn-Cpy	300	150	100	8	12	24	2	12	24	3	12	24
60	Bn	300	150	100	8	12	24	2	12	24	3	12	24
70	Hyp	300	150	100	8	12	24	2	12	24	3	12	24

Anisotropic searches parallel to the major NNW structure are used outside of the overburden and leach. A smaller vertical search is used in the enriched zone due to the observed vertical trend in copper solubility.

Gold and Silver

The search strategies for gold and silver are presented in Table 11.24.

Table 11.24: Search parameters for gold and silver
Gold and Silver, Octant Control, Pass 1 to 3
Initial Search Distance Per Ellipse Axis			Octant Restriction			Search Expansion 1			Search Expansion 2
			Min. Octants Filled	Min. Data Per Octant	Max. Data Per Octant	Expansion Factor	Number of Data		Expansion Factor	Number of Data
N15W/0	N75E/0	Vertical					Minimum	Maximum		Minimum	Maximum
100	75	120	4	1	5	2	12	20	3	12	20
Gold and Silver, Drillhole Control, Pass 4 and 5
Initial Search Distance Per Ellipse Axis			Max. Samples Per Hole	# of Composites		Search Expansion 1			Search Expansion 2
				Minimum	Maximum	Expansion Factor	Number of Data		Expansion Factor	Number of Data
N15W/0	N75W/0	Vertical					Minimum	Maximum		Minimum	Maximum
300	200	360	8	12	24	2	12	24	0

For gold and silver, the same estimation search is used for all domains. Only five estimation search passes are considered rather than the six passes considered for copper.

COPPER GRADE ESTIMATION APPROACH

The same search strategy and variogram models were used for both total and soluble copper to avoid generating solubility artifacts in the estimates. Not all composites have both total and soluble copper grades since soluble copper assays were not performed in some of the past drilling campaigns. To account for the missing data, copper is estimated in two passes:

Estimate block grades (total and soluble copper) using only the composite data where both soluble and total copper assays exist to obtain an estimate of the local solubility ratio (soluble divided by total copper)

Estimate grades using all data with total copper grades (this is the final total copper estimate).

To obtain the final soluble copper grade, compute the ratio of soluble to total copper (from the first estimate), then multiply this ratio by the final total copper estimate.

In this approach there is an implicit assumption of solubility stationarity (invariability of the average in space). Within the enriched zone, solubility is clearly a function of proximity to the upper and lower contacts of the unit. To account for this natural change in mineralogy/solubility, the enriched zone copper estimates are restricted to relative depth bands, and the vertical search is reduced.

VALIDATION

To validate the model, comparisons of the estimated block grades with the grades of the composite samples are undertaken to assess whether the model honors the data. To remove spatial clustering and define the volume of influence of each composite, nearest neighbor models were created. The height of the model blocks is 15m while the composite length is 2m. If an NN model was created using this information, only every 7th or 8th composite would be nearest to a block centroid (i.e., most data would not participate in the validation). To address this issue, the resource model blocks were subdivided into 5x5x2.5m high sub-blocks for NN estimation. The estimated grades were then “re-blocked” or averaged to produce 20x20x15m NN block grade estimates.

The validation steps performed and described below were:

Visual inspection of model and data grades on section and plan

Comparison of average model and sample grades per estimation domain

Comparison of average model and sample grades over large blocks

Comparison of average model and sample grades over slices through the model (swath plots).

Visual Inspection

Visual inspection considers both the geological model and the estimated grades. The model check confirms that the model blocks are properly coded and that the domain codes of the data match those of the model. The check of grades compares the spatial pattern of grades seen in the composite samples with that of the estimated block grades. Important features observed in the samples such as the anisotropic correlation pattern parallel and perpendicular to the central structure, the decrease in grade moving away from the data, and the vertical decrease in solubility with depth in the enriched zone are reproduced in the model. Furthermore, the grades seen in the drillholes match well with the estimated block grades.

An example section is provided as Figure 14.30. The full set of sections is presented in Appendix 14-C.

Figure 11.30: Example section comparing drillhole and block model grades. Fault lines are shown in blue. Looking NW. (CRM 2025)

Average Grades by Domain

As an overall check of the estimated grades, average model and NN grades are compared by domain and the distance between the nearest composite and the block centroid. This distance is used rather than the more typical search pass because the density of data and search passes are very different for the enriched and hypogene zones. For each comparison, the number of estimated blocks is shown along with the relative difference in the two estimated grades.

Average total, cyanide soluble, and acid soluble copper grades are compared. It is noted that for soluble copper the resource model used a two-stage estimation to account for the missing soluble copper data while the NN estimate is a simple estimate using only the available data.

Table 11.25: Comparison of Resource and NN Estimates in The Block Model.
Distance, Block to Nearest Composite	Description	Domain Code	Number Of Blocks	Average Total Copper (%)			Cyanide Soluble Copper (%)			Acid Soluble Copper (%)
				Resource Model	NN Model (Data)	Relative Difference	Resource Model	NN Model (Data)	Relative Difference	Resource Model	NN Model (Data)	Relative Difference

<25m	Early Min. Porph	3102	5,688	0.679	0.671	1.2%	0.456	0.451	1.1%	0.0516	0.0516	0.0%
<25m	Int. Min. Porph.	3104	740	0.358	0.361	-1.0%	0.219	0.224	-2.5%	0.0361	0.0365	-1.1%
<25m	Early Brx	3106	397	0.824	0.834	-1.2%	0.528	0.529	-0.2%	0.0610	0.0605	0.8%
<25m	Diorite, A Veins	31031	3,322	0.570	0.575	-0.8%	0.353	0.357	-1.4%	0.0474	0.0483	-1.9%
<25m	Diorite, Other Vein	31032	4,786	0.299	0.302	-1.0%	0.191	0.194	-1.8%	0.0368	0.0375	-1.8%
25 to 50m	Early Min. Porph	3102	8,809	0.638	0.623	2.3%	0.418	0.409	2.0%	0.0499	0.0499	-0.1%
25 to 50m	Int. Min. Porph.	3104	722	0.347	0.363	-4.7%	0.219	0.243	-10.9%	0.0376	0.0392	-4.2%
25 to 50m	Early Brx	3106	345	0.733	0.681	7.1%	0.447	0.396	11.4%	0.0531	0.0481	9.4%
25 to 50m	Diorite, A Veins	31031	5,097	0.514	0.516	-0.4%	0.311	0.314	-1.0%	0.0446	0.0462	-3.6%
25 to 50m	Diorite, Other Vein	31032	11,097	0.284	0.287	-1.0%	0.178	0.182	-1.9%	0.0357	0.0365	-2.2%
50 to 75m	Early Min. Porph	3102	3,755	0.543	0.530	2.4%	0.339	0.333	1.7%	0.0454	0.0456	-0.4%

50 to 75m	Int. Min. Porph.	3104	555	0.310	0.329	-6.4%	0.197	0.226	-14.8%	0.0360	0.0371	-3.2%
50 to 75m	Early Brx	3106	118	0.425	0.371	12.7%	0.240	0.201	16.4%	0.0385	0.0360	6.5%
50 to 75m	Diorite, A Veins	31031	3,159	0.434	0.434	0.0%	0.246	0.249	-1.0%	0.0401	0.0427	-6.5%
50 to 75m	Diorite, Other Vein	31032	9,874	0.270	0.274	-1.6%	0.165	0.169	-2.5%	0.0348	0.0360	-3.5%

Results for the enriched zone are compared for three different distances between data and block. For blocks within 25m of the nearest composite total copper model and data averages are within 1.2%. Almost all blocks are classified as measured. Differences increase somewhat for the more variable soluble copper species.

Larger differences in the two estimates of average grade are seen for blocks more distant from the nearest composite. The largest differences are seen in the volumetrically small early breccia and intermineral porphyry domains. For total and cyanide soluble copper, the observed difference in the larger domains is normally much less than 3%. For acid soluble copper, larger differences are seen.

The tabulated average grade estimates are shown graphically in Figure 11.31.

Figure 11.31: Average grade estimate comparison with drillhole data. Enriched zone. (CRM 2025)

The plot shows that when the nearest sample is close to a block (<25m) there is no observable difference between the data and model averages. Small differences emerge as data more distant from the block are considered. For the enriched zone, the differences between the data and model averages grades are acceptable. Outside of the enriched zone, average model and data averages are as shown in Figure 11.32.

Figure 11.32: Average grade estimate comparison with drillhole data. Outside enriched zone. (CRM 2025)

As shown, model and data averages are similar over all estimation domains.

Average Grades Over Large Blocks

To check the comparison between model and data averages on a local basis, model and composite data (NN model) grades are averaged into large or validation blocks. Averaging block grades over a larger volume partially compensates for the difference in the variances of block and data grades and allows a local numerical comparison of the two estimates over the entire deposit. Groups of blocks with important differences in the two estimates can be identified in space and reviewed.

The size of the validation blocks is multiple of the 20x20x15m model blocks. As the size of the block increases, variance decreases, and the quality of the comparison should improve. Smaller blocks better show the local quality of the estimates. The appropriate block size is therefore dependent on the data density - densely sampled volumes should consider smaller blocks. The enriched zone is sampled more densely than the hypogene zone, therefore the selected block size for comparing the enriched zone model and data averages is 40x60x30m whilst for other mineral zones 60x120x60m blocks are considered. The larger dimension is north south which is sub-parallel to the NNW oriented structure providing the major control on copper grades. The last of the three dimensions is the vertical.

Figure 11.33 presents total copper validation scatterplots for domains 3102 (enriched, early mineral porphyry) and 31031 (enriched diorite with “A-Veins”). Separate plots are shown for blocks estimated in search pass 1 and search passes 1 and 2.

Figure 11.33: Total copper validation scatterplots for domains 3102 and 31031 (CRM 2025)

In all four plots, each point presents the NN and Kriged model grades for a validation block. The black line is Y=X. All points would fall on this line if the two estimates provided identical results. The magnitude of the spread of the points from this line is a measure of the similarity of the two estimates. The cloud of points will ideally be centered around the line over the entire range of grades. Systematic deviations from the line over a range of grades (conditional difference) should be explained.

In the plot above, the match between the model and data averages is better in domain 31031 as compared with domain 3102; however, both results are acceptable especially when considering the small size of the validation block. A vertical comparison of the scatterplots examines the impact of considering blocks estimated in search pass 2. As shown, the scatter of points increases as more distant data are considered in the estimation. At high and, to a lesser extent, low grades conditional differences are observed. These differences are generated by the larger variance of the NN estimates. The difference in variance causes the NN estimates to be larger at high grade and lower at low grades than the Kriged estimates. This smoothing of the Kriged estimates increases when search pass 2 estimated blocks are considered. For the scatterplots shown, the cause of the apparent smoothing is understood and the magnitude of the smoothing is not excessive.

The validation scatterplots for other domains also show strong similarity between the model and data averages indicating strong local agreement between the average model grades and the simple average grade of the data.

For gold and silver, average model and data grades also match well (Figure 11.34 and Figure 11.35).

Figure 11.34: Model and Data Average Gold Over Large Blocks (CRM 2025)

Figure 11.35: Model and Data Average Silver Over Large Blocks (CRM 2025)

Validations Over Slices/Swaths Through the Model

Slices with widths of 120m (NS), 60m (EW), and 60m (vertical) are cut through the resource model and average model and composite (NN) estimates were computed. The averages are then plotted and compared per slice centroid. Example plots for total copper in the early mineral porphyry domain are presented (Figure 11.36).

Figure 11.36: Swath plot validations in domain 3102 (CRM 2025)

Plots were prepared and reviewed for each estimation domain for total copper, cyanide soluble copper, acid soluble copper, gold and silver. Review of the plots found no significant discrepancies between the model and data averages.

Validation Considering Enriched Zone Relative Depth

The data analysis shows that the vertical distribution of grades in the enriched zone presents a vertical trend; both average copper and solubility decrease from the top to bottom of the enriched zone. To capture this trend, enriched zone grades were estimated using relative depth within the enriched zone rather than by elevation. For this reason, an additional model validation comparing model and data averages by relative depth is performed. Note that the data averages (by NN) are computed using elevation rather than relative depth as the vertical coordinate (Figure 14.37).

Figure 11.37: Comparison of Total Copper Model and Data Averages By Relative Depth (CRM 2025)

Both model and data average grades decrease similarly for total and soluble copper. Additionally, the total and CuCN lines show increasingly larger separation with depth (towards zero) due to the decrease in solubility. Generally, the model and data (NN) averages match well but at the greatest relative depths (near the leach contact, relative depth = 100) the model average exceeds the NN average. The reverse is true at the base of the enriched zone. This difference is expected because the relative depth methodology forces the estimator to follow the upper and lower surfaces of the enriched zone so the model better reproduces the actual grade trend without the vertical mixing that occurs when an estimator (such as the NN estimation) considers true elevation.

A more detailed validation of the model results is provided by considering results by lithology in addition to relative depth. Figure 11.38 presents results for model blocks estimated in model search pass 1.

Figure 11.38: Model validation by lithology in enriched zone (CRM 2025)

There is very good agreement between the model and data averages for all lithologies. Small differences at the smallest and largest relative depths are observed. Except for the inter-mineral porphyry (domain 3104) grades and solubility clearly decrease approaching the base of the enriched zone. For domain 3104, copper grades are relatively constant (with low solubility) throughout the enriched zone indicating that, possibly, the physical properties of this porphyry are not conducive to the leaching and deposition of chalcocite. In the early breccia (domain 3106), random differences are seen between the two estimates. These differences are due to the small tonnage found in this domain and are not indicative of a systematic difference in the model and data averages.

Resource Classification

The mineral resources at the Los Azules deposit have been classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014). Studies supporting the 2017 PEA model (Hatch, 2017) found that drilling on a 150m grid was sufficient to define an Indicated Resource and that drilling on a 50 to 60m grid was sufficient to define Measured Resources. This result was validated by CRM. Benchmarking performed as part of the resource model audit performed by Snowden-Optiro supports the definition of these thresholds for Measured and Indicated Resources based on an analysis of the classification approach followed for copper deposits similar to Los Azules.

The resource classification approach at Los Azules recognizes that the deposit is not drilled on a regular grid. To obtain a measure of the local drilling density, a block-by-block computation was performed for blocks located outside of the leached or overburden zones. For each block, the average distance to the nearest three drillholes was determined. Based on the studies performed and the resource audit benchmarking, where the average distance to the nearest three drillholes was less than 50m the block was defined as Measured Resource. When the average distance was between 50m and 120m the block was defined as indicated resource. Blocks with an average distance to the nearest three drillholes between 120m and 400m were considered inferred resource.

Following the initial classification, the image of classified blocks shows complicated boundaries and small isolated islands of differently classified blocks. To smooth the roughness of the initial image, a smoothing algorithm is applied. The algorithm proceeds as follows:

Define a random path for visiting each model block

Compare the resource class of the block with the most common class of the 26 contact blocks

The comparison considers the most common weighted adjacent block. The weight factors used are 9, 3, and 1 for face, edge and point contacts.

If the most common weighted classification differs from the class of the block and the weight exceeds 50% change the class of the block.

Tabulate the number of classification changes after visiting all blocks.

If the number of changes is larger than 10 select a new random path and repeat the procedure

The initial classification and the final smoothed classification are presented in Figure 11.39 for level 3500. The change in resource class from Indicated to Measured closely follows the change in drill spacing seen in plan.

Figure 11.39: Example of initial versus smoothed classification at Level 3500. (CRM 2025)

At zero cutoff, the enriched zone resource tonnage has increased due to an increase in the modeled volume of the enriched zone plus conversion of unclassified resource into inferred resource. These two factors increase the volume of low-grade enriched material and cause the drop in copper grades. Copper metal contained, however, has increased.

At a total copper cutoff of 0.2%, tonnage above cutoff is somewhat larger for the 2024 model but the quantity of copper of metal has decreased (about 1% for total copper) due to the decrease in average grades. These changes are due to the following factors:

Reduction in the volume of high-grade breccia following a re-interpretation of lithology

New drilling which showed a reduction in the modeled volume (lateral extent) of some pods of high-grade material near structures.

Some negative drilling surprises such as a sharp rise in the top of the primary zone locally reducing the volume of enrichment and discovering low-grade mineralization adjacent to generally mineralized structures.

These results are not uncommon when performing in-fill drilling at deposits where structural control on grade is strong.

Due to the infill drilling performed during the 2023/2024 field season, the current resource classification shows important increases in the tonnage of Measured and Indicated Resources in the enriched zone at zero cutoff. Table 11.26.

Table 11.26: Change in Potential Resource, Enriched Zone (July, 2024 Less March 2023
Change in Potential Resource, Enriched Zone (July, 2024 Less March 2023)
Resource Class	Absolute Change				Relative Change
	Tonnes (000,000)	Copper Metal, Mtonnes			Tonnes (000,000)	Copper Metal, Mtonnes
		Total	Cyanide Soluble	Acid Soluble		Total	Cyanide Soluble	Acid Soluble
Measured	205	1.393	0.934	0.110	-	-	-	-
Indicated	228	-0.263	-0.261	0.005	32%	7.5%	12%	1.3%
Inferred	-112	-0.901	-0.595	-0.091	-24%	-56%	-62%	-47%
Total	321	0.229	0.079	0.023	27%	4.5%	2.5%	4.2%

The changes in the tonnage and quantity of copper metal reporting to each resource class are shown in both absolute and relative terms. The total line considers the total tonnage of the enriched zone. There is an important increase in the tonnage of the enriched zone due to changes in the geologic model plus the conversion of previously unclassified tonnage into inferred for the 2024 model. The added tonnage contains low copper grades as the change in the total copper metal has only increased by 4.5% despite a tonnage increase of 27%. Due to the conversion from inferred to indicated following the 2024 drilling, Inferred tonnage has been reduced by 24% but copper metal has reduced by 56% due to the focus on the more central (better mineralized) portion of the previously Inferred tonnage. Metal losses are also observed for the indicated resource despite an increase in tonnage. This occurs because the material converted from Indicated to Measured is high grade and the Inferred resource converted to indicated is relatively low grade.

Total Potential Resource, Primary Zone, Comparison with 2023 IA

The resource inventory for the primary zones (hypogene, bornite, and bornite-chalcopyrite mineral zones) is tabulated and compared with the equivalent resource defined for the 2023 IA model.

After inclusion of the 2023/2024 drilling information, a small, measured tonnage is defined. These tonnes of ore are located near the central structure and show elevated copper grades. Nearly 250 million tonnes of material were added to the indicated resource at zero cutoff. The grade of this Indicated Resource is less than that defined for the 2023 IA model due to the inclusion of lower grade material defined as Inferred in 2023 and the conversion of higher grade Indicated material to Measured Resources.

An important change in the primary zone modeling approach was initiated for the 2024 model: the lithological units were separated, per lithology, into sub-domains based on the presence or absence of “A Veins” which are associated with the higher-grade early mineralization. This change in the modeling approach was implemented to better restrict higher grades to the core of the deposit and prevent excessive spreading of higher grades over sparsely sampled volumes. The change in the estimated grades is shown in Figure 11.40.

The following plots show the local changes in the estimated primary zone total copper model grades due, primarily, to the changes in modeling approach. To allow for the known spatial grade trends average grades are presented as a function of distance to the central structure and depth below the enriched zone. Separate plots are prepared for blocks within and outside of the modeled volume of dominant “A-Veins”. To consider blocks that will potentially be considered as economic resources, the model blocks considered are located within the 2023 IA ultimate pit. Only blocks defined as hypogene (mineral zone code 7) in both the 2023 and 2024 models are considered.

Figure 11.40: Compares estimated average grades within the dominant “A-Vein” volume. (CRM 2025)

Within the “A-Vein” dominant volume, the 2023 and 2024 model average grades are very similar. The association between elevated copper grades and the central structure is clearly seen although the structure is present about 150m to the east of the structure location in the enriched zone.

Average grades for blocks outside of the “A-Vein” volume are shown in Figure 11.41.

Figure 11.41: Average grades for blocks outside of the “A-Vein” volume (CRM 2025)

Outside of the “A-Vein” volume, average grades are lower in general and the 2023 model grades are larger than the 2024 model grades. The “data average” line (Nearest neighbor model controlled by “A-Vein” sub-domains) shows that the 2024 model grades honor the data used in the estimation. The larger grades in the 2023 model are associated with the lack of lateral controls on the high-grade “A-Vein” data that are present in the 2024 model. That is the elevated 2023 model grades are associated with “smearing” of grades associated with the high-grade early mineralization. Over the model volume considered in this analysis, removal of the grade smearing reduces the primary zone grade within the study volume (109 million tonnes) from 0.307% to 0.288% (6.2% reduction of grade at zero cutoff).

FACTORS AFFECTING THE MINERAL RESOURCES

Mineral Resources are subject to the types of risks common to open pit copper mining operations and include:

Metal price and exchange rate assumptions

Changes to the assumptions used to generate the cut-off grades

Changes in local interpretations of mineralization geometry and continuity of mineralized zones

Changes to geological and mineralization shapes, and geological and grade continuity assumptions

Density and domain assignments

Changes to geotechnical and hydrogeological design assumptions

Changes to mining and metallurgical recovery assumptions

Change to the input and design parameter assumptions that pertain to the open pit constraining the estimates

Assumptions as to product marketability, payability, and penalty terms

Assumptions as to the continued ability to access the site, retain mineral rights and obtain surface rights titles, obtain environment and other regulatory permits, and maintain the social license to operate.

ADEQUACY STATEMENT ON SECTION 11

The QP believes that the EDA, mineralogical wireframing, grade capping, and grade estimation methodologies used in the creation of this MRE followed sound standards and conforms to the requirements of an NI 43-101 Technical Report. The outlined resource has shown itself to be quite robust with recent added drilling having little effect on the tonnes and grade but improving confidence. Major factors affecting the MRE include the downgrading of resources affected by the identified cryogenic geoforms to Inferred for potential environmental concerns.

Mineral Reserve Estimates

SUMMARY

The Mineral Reserves for the Los Azules Project are based on the conversion of Measured and Indicated resources within the Los Azules open pit.

The Mineral Reserves are shown in Table 12.1. Some variation may exist due to rounding.

Table 12.1: Proven and Probable Reserves – September 3, 2025
		Grade		Contained Metal
Reserves	Tonnage	Cu Total	Cu Soluble	Cu
Class	kt	%	%	Mlb
Proven	229,879	0.683	0.495	3,463
Probable	793,173	0.386	0.259	6,754
Total	1,023,052	0.453	0.312	10,217

Note:

The Qualified Person for the Mineral Reserve estimates is Gordon Zurowski P.Eng., an AGP employee. Mineral Reserves have an effective date of September 3, 2025. Mineral Reserves are reported on a 100% basis.

Mineral Reserves are estimated to be assuming open pit mining methods and include dilution. Pit slopes vary by sector and range from 32° to 37°. Cut-off is variable and ranges from $4.79/t NSR to $7.23/t NSR. The copper price used was $4.25/lb Cu. Cu recovery varies by lithology. Mining costs vary by bench with a minimum of $2.142/t and a maximum of $4.113/t. Processing costs are variable and range from $3.183/t to $5.620/t leached. The processing costs include: $1.607/t G&A, $0.433/t leached sustaining capital, and $0.15/t leached closure cost. Cu cathode sales cost is $0.02/lb Cu. Cu cathode was assumed to be sold FOB the mine site.

OVERVIEW

Mineral Reserves were classified in accordance with the 2014 CIM Definition Standards. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability. Mineral Reserves incorporates appropriate mining dilution and mining recovery estimations for the open pit mining method.

The Mineral Reserve estimate for the Project is based on the April 2025 resource block model described in Section 14, other inputs to this report, and information generated by AGP based on earlier mining studies.

A Mineral Reserve is an estimate of the economically mineable part of a Measured and/or Indicated Mineral Resource. The reference point at which the Mineral Reserves are defined is the point where the ore is delivered to the processing plant. The Mineral Reserves include diluting materials and allowances for mine losses, which occur when the material is mined.

GEOTECHNICAL PIT SLOPE ASSESSMENT AND DESIGN GUIDANCE

E-Mining Technology, S.A. (EMT) updated the pit slope assessment in July 2025. Pit design parameters were defined for the pit geometry by design sector for each Geotechnical Unit, and reference overall slope angles were established, which could vary depending on the depth of the pit design. A more detailed description of the work carried out by EMT is included in Section 16.2.

Based on the analysis carried out and the integration of new geotechnical information, it is concluded that the design parameters provided are well aligned with the geotechnical characteristics and conditions, and that they support the geometric design of the final pit.

The adopted configuration, based on single benches of 15 meters and ramp widths of 40 meters, along with the established berms and angles, ensures a geometry compatible with technical, operational, and economic criteria.

MINING MODEL PREPARATION

The resource model for the Los Azules deposit was provided in ASCII format. This file was imported into the HxGN MinePlan™ software where geotechnical sectors and economic parameters were integrated into the block model.

Once the mining parameters were added to the block model, the HxGN MinePlan™ block model was exported to ASCII format and then imported to the Whittle™ software for pit optimization.

PIT OPTIMIZATION

The pit shells that define the ultimate pit limit, and serve as guide to design the internal phases, were derived using the Lerchs & Grossmann (LG) pit optimization algorithm. This process considers the information stored in the resource block model, the pit slope angles by geotechnical sector, the commodity prices, the mining and processing costs, the process recovery, and the sales cost for the metals produced. Primary optimization inputs are summarized in Table 12.2.

Table 12.2: Pit Optimization Inputs
Parameter	Unit	Value
Metal Prices
Copper	$/lb	4.25
Discount Rate	%	8

Table 12.2: Pit Optimization Inputs
Parameter	Unit	Value
Processing Rate	kt/a	50,000
Dilution	%	Included in Resource Model
Mining Losses	%	Included in Resource Model
Cu Recoveries by Lithology
IMP & IMP BX	%	(7.16 + (95.41 * CuSOL/CuT))/100
DIO, EMP, & IMP BX -CuSOL/CuT <= 50%	%	(10.07 + (97.60 * CuSOL/CuT))/100
DIO, EMP, & IMP BX-CuSOL/CuT > 50%	%	(37.81 + (-7.02*CuT) + (61.91 * CuSOL/CuT))/100
Mining Operating Cost
LOM Average Mining Cost	$/t	2.61
Base Mining Cost	$/t	2.14
Uphill Incremental Cost	$/t/bench below RL	0.073
Downhill Incremental Cost	$/t/bench above RL	0.042
Reference Level (RL)	Bench Elevation	3565
Stockpile Reclaim Cost	$/t	1.61
Process Cost
Base OPEX	$/t leached	1.77
Acid Consumption	kg/t leached	18
Acid Cost	$/t leached	(acid_consumption - acid_recv) * 0.3146 * acid_price
Acid Recovered	kg/t leached	Recovered Cu kgs * 1.54
Acid Price	$/t	315
Sustaining cost	$/t leached	0.43

Table 12.2: Pit Optimization Inputs
Parameter	Unit	Value
G&A cost	$/t leached	1.61
Closure Cost	$/t leached	0.15
Royalties
San Juan Province Royalty	% NSR	3.00
TNR Royalty	% NSR	0.40
McEwen Royalty	% NSR	1.25
Sales Cost
Cu Cathode Sales Cost	$/lb	0.02
Freight Cost	$/t Cu	0.00
Insurance	%NIV	0.00
Overall Slope Angles (OSA)		Per the design recommendations in Section 16.2

The optimization run included 47 pit shells defined according to different revenue factors from 0.18 to 1.10. Pit shell 42, revenue factor 1, is the breakeven pit shell at the base case metal price of $4.25/lb copper. Following optimization, AGP conducted a pit-by-pit analysis to evaluate the contribution of each incremental shell to NPV. Following this analysis, AGP selected pit shell 37 because the contributions of pit shells 37 to 41 were minimal. Pit shell 37 includes 1,100.3 Mt of mineralized material and 1,460.6 Mt of waste. As expected, when applying practical mining constraints to the pit shells, the ore tonnages decreased, and the waste tonnes increased as some areas within the optimized pit will not be mineable after applying pit designs. The pit-by-pit graph is shown in Figure 12.1. The selected pit shell contours are shown in Figure 12.2.

Thousands
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
Tonnage (t)
Waste
Ore
DCF Best Case
DCF Specified Case
DCF Worst Case
RF 0.9 Selected Pit Shell
RF 1 Pit Shell
Millions
12,000
10,000
8,000
6,000
4,000
2,000
DCF (US$)
1 - RF 0.18
2 - RF 0.2
3 - RF 0.22
4 - RF 0.24
5 - RF 0.26
6 - RF 0.28
7 - RF 0.3
8 - RF 0.32
9 - RF 0.34
10 - RF 0.36
11 - RF 0.38
12 - RF 0.4
13 - RF 0.42
14 - RF 0.44
15 - RF 0.46
16 - RF 0.48
17 - RF 0.5
18 - RF 0.52
19 - RF 0.54
20 - RF 0.56
21 - RF 0.58
22 - RF 0.6
23 - RF 0.62
24 - RF 0.64
25 - RF 0.66
26 - RF 0.68
27 - RF 0.7
28 - RF 0.72
29 - RF 0.74
30 - RF 0.76
31 - RF 0.78
32 - RF 0.8
33 - RF 0.82
34 - RF 0.84
35 - RF 0.86
36 - RF 0.88
37 - RF 0.9
38 - RF 0.92
39 - RF 0.94
40 - RF 0.96
41 - RF 0.98
42 - RF 1
43 - RF 1.02
44 - RF 1.04
45 - RF 1.06
46 - RF 1.08
47 - RF 1.1
Pit Shell

Figure 12.1: Pit-by-Pit Graph (AGP 2025)

Source: AGP 2025

Figure 12.2: Ultimate Pit Shell (AGP 2025)

Dilution and Ore Losses

The resource model includes dilution. No additional dilution or ore losses were considered due to the large size of the block model SMU.

Cut-off Grade Descriptor

A Net Sales Return (NSR) cut-off grade descriptor (cut-off) has been estimated according to the following formulas:

Economic Cut-off=(Mining Cost+Process Cost+G&A+Closure Cost)/((Revenue-Sales Cost)*Process Recovery)

Marginal Cut-off=(Process Cost+G&A+Closure Cost)/((Revenue-Sales Cost)*Process Recovery)

In pit optimization, the marginal cut-off is used to differentiate between ore and waste. It accounts for process, G&A and closure costs, thus reducing the operating expenditures but not generating revenue. To define Mineral Reserves, the reclaim cost is added to account for the stockpiling of low-grade material.

As the process cost varies by lithology, the marginal cut-off is variable ranging from $4.79/t NSR to $7.23/t NSR.

Mine Design

Based on the pit optimization outcomes and to support practical access to mineralized areas, pit designs for the ultimate pit and twelve interim phases were generated. To derive the ultimate pit design, the selected case pit shell (RF = 0.9) was used. The pit geometry has been developed in accordance with site-specific geotechnical design parameters and is configured to accommodate the operational requirements of ultra-class autonomous haulage systems. The interim phases were used to derive the mining sequence with the goal of maximizing feed grades in the early years of production, as well as balancing stripping requirements. The mine design parameters are shown in Table 12.3.

Table 12.3: Mine Design Parameters
Item	Units	Description/Value
Bench Height	m	15
Base Whittle Shell		Revenue Factor 0.9
Ramp width
In-Pit Double-lane Ramp	m	40
In-Pit Single-lane Ramp	m	30
Out-Pit Double-lane Ramp	m	48
Ramp Gradient	%	10
Minimum Mining Width	m	40
Minimum Layback Width	m	65
Design Layback Width	m	110

The ultimate pit design is shown in Figure 12.3. Sections shown from Figure 12.4 to Figure 12.6 display the ultimate pit design and the selected pit shell. The pit optimization vs. mine design comparison is shown in Table 12.4.

Table 12.4: Pit Optimization Versus Mine Design Comparison
	Total Ore			Waste	Total Material
Description	Mt	Cu (%)	CuSOL (%)	Mt	Mt

Mine Design
Ore	1,008.8	0.455	0.317
Marginal1	68.61	0.217	0.059
Total	1,077.3	0.440	0.300	1,629.2	2,706.5
Pit Optimization	1,100.3	0.442	0.300	1,460.6	2,560.9
Difference	- 22.94			168.6	145.6
	-2.09%			11.54%	5.69%

Some low-grade ore will not be processed when applying the stockpile reclaim cost.

Source: AGP 2025

Figure 12.3: Ultimate Pit Design (AGP 2025)

Source: AGP 2025

Figure 12.4: Ultimate Pit Design and Selected Pit Shell – Section 1 (AGP 2025)

Source: AGP 2025

Figure 12.5: Ultimate Pit Design and Selected Pit Shell – Section 2 (AGP 2025)

Source: AGP 2025

Figure 12.6: Ultimate Pit Design and Selected Pit Shell – Section 3 (AGP 2025)

MINE SCHEDULE

The mining rate targets the crushing of a maximum 50 mtpa. There is an initial ramp-up period to allow the process plant to come online. Recovered copper capacity peaks at 256 kt in year 3, then decreases to 205 kt on average for the next 3 years.

Oxide and enriched material are sent to the crusher or to a stockpile to be processed later in the mine schedule. The material is crushed and then conveyed and stacked on the Heap Leach Facility.

Primary sulfide material is stored in a separate stockpile to the north of the Los Azules pit and not processed in the Feasibility nor considered as Mineral Reserves.

Total life of mine heap leach production will be 1.023 billion tonnes grading 0.453% copper. The overall mine waste will be 1.684 billion tonnes resulting in an overall mine strip ratio of 1.65:1 (waste : ore).

MINERAL RESERVES

As the mining cost varies with depth, and process cost varies by lithology, individual blocks captured within the final pit design were tagged as either ore or waste by applying the parameters shown in Table 12.2. Using the partial block percentages within the final pit design, the ore tonnage and average grade were calculated. The Mineral Reserves statement is shown in Table 12.5.

Table 12.5: Los Azules Mineral Reserves Statement, Effective Date 03 September 2025
		Grade		Contained Metal
Reserves	Tonnage	Cu Total	Cu Soluble	Cu
Class	kt	%	%	Mlb
Proven	229,879	0.683	0.495	3,463
Probable	793,173	0.386	0.259	6,754
Total	1,023,052	0.453	0.312	10,217

Note:

The Qualified Person for the Mineral Reserve estimates is Gordon Zurowski P.Eng., an AGP employee. Mineral Reserves have an effective date of September 3, 2025. Mineral Reserves are reported on a 100% basis.

Mineral Reserves are estimated to be assuming open pit mining methods and include dilution. Pit slopes vary by sector and range from 32° to 37°. Cut-off is variable and ranges from $4.79/t NSR to $7.23/t NSR. The copper price used was $4.25/lb Cu. Cu recovery varies by lithology. Mining costs vary by bench with a minimum of $2.142/t and a maximum of $4.113/t. Processing costs are variable and range from $3.183 to $5.620/t leached. The processing costs include: $1.607/t G&A, $0.433/t leached sustaining capital, and $0.15/t leached closure cost. Cu cathode sales cost is $0.02/lb Cu. Cu cathode was assumed to be sold FOB the mine site.

FACTORS AFFECTING THE MINERAL RESERVES

The Mineral Reserves are subject to the types of risks common to open pit copper mining operations and include:

Metal price and exchange rate assumptions

Changes to the assumptions used to generate the cut-off grades

Changes in local interpretations of mineralization geometry and continuity of mineralized zones

Changes to geological and mineralization shapes, and geological and grade continuity assumptions

Density and domain assignments

Changes to geotechnical and hydrogeological design assumptions

Changes to mining and metallurgical recovery assumptions

Change to the input and design parameter assumptions that pertain to the open pit constraining the estimates

Assumptions as to product marketability, payability, and penalty terms

Assumptions as to the continued ability to access the site, retain mineral rights and obtain surface rights titles, obtain environment and other regulatory permits, and maintain the social license to operate.

ADEQUACY STATEMENT ON SECTION 12

The QP believes the design criteria, methodology, facilities and equipment selections and descriptions of the project areas are appropriate and consistent with other similar current operations and studies for similar projects. The information is suitable for use in establishing reasonable prospects for eventual economic extraction for the Mineral Reserves and Resources considered, the mine plans, cost estimates and financial analysis included in this Report and Mineral Reserves estimate presented.

Mining Methods

overview

The following section outlines the parameters and procedures used for the design of the mine as a conventional open pit, estimates the mineral reserves within the open pit mine plan, and establishes a practical mining schedule for the Los Azules Feasibility Study (FS). The mine plan is based on the Proven and Probable Mineral Reserves presented in Section 12 of this report.

PIT GEOTECHNICAL DESIGN CRITERIA

Based on information provided by Los Azules and previous studies, the geotechnical model was updated together with the rock mass properties.

The geotechnical model for the “Los Azules” deposit integrates three key components: rock mass characterization, structural domains and hydrogeological conditions, providing a comprehensive framework for pit design and slope stability analyses. This updated model allowed us to define and support design parameters for the open pit project.

Rock Mass Characterization

The update model incorporates new information from recent drilling campaigns, as well as detailed relogging of drill core by the Los Azules geology team, which allowed for a more comprehensive characterization of rock mass fracturing. The study included assessment of fracture intensity, intact rock strength testing, and integration of structural and geomorphological features.

The geotechnical sectors defined in previous studies were retained; however, a reinterpretation regarding to the weak zone was developed. This reinterpretation was focused in two main aspects: i) a geometric reinterpretation of the weak zone envelopes, and ii) a subdivision of Fault-Weakened Zone (FWZ) into two distinct domains. The final geotechnical units considered for pit slope design are detailed in Table 13.1.

Table 13.1: Rock Mass Characterization
Geotechnical Unit		Description	Rock Mass Quality (RMR 1989)			Sci
			min	mean	max	min	mean	max
Fault-Weakened Zone 1	FWZ1	Very highly fractured domain along major structural features (core and damage zones). Very poor to poor quality rock.	25	30	35	20	25	30
Fault-Weakened Zone 2	FWZ2	Highly to very highly fractured zone adjacent to FWZ-1. Structural block defined by the "Los Azules, Ballena and Cairo fault system". Poor to fair quality rock.	35	40	45	28	35	42

Table 13.1: Rock Mass Characterization
Geotechnical Unit		Description	Rock Mass Quality (RMR 1989)			Sci
			min	mean	max	min	mean	max
Sericitized Leached Cap	SLC	Leached zone with sericitic alteration. Rock mass of poor to fair quality.	35	41	47	25	32	37
Non-Sericitized Leached Cap	NSLC	Leached zone without sericitic alteration. Rock mass of fair quality.	38	44	49	43	59	66
Sericitized Supergene	SS	Supergene zone with sericitic alteration. Rock mass of poor to fair quality.	36	43	50	42	51	56
Non-Sericitized Supergene	NSS	Supergene zone without sericitic alteration. Rock mass of poor to fair quality.	37	47	55	49	67	82
Hypogene	HG	Hypogene rock mass of fair quality.	43	51	57	72	90	108
Overburden	OB	Surficial Unit. Glacial moraines, debris, scree, and frost-shattered bedrock covering the deposit valley.	Not applicable

Structural Domains

The structural framework of the Los Azules deposit is controlled by major fault systems striking NNW and NE, which exerts strong control on the distribution of hydrothermal alteration and mineralization. Five structural domains were defined through stereographic analysis of drill core structural data, with major faults were considered as boundaries to delineate structural blocks. These domains represent the structural fabric of the rock mass and are designated as SD1 (North), SD2 (East), SD3 (Southeast), SD4 (SouthWest) and SD5 (West).

Groundwater Considerations

Six hydrogeological units (HU) were identified, including primary aquifers in surficial deposits (HU1 and HU2), the main secondary aquifer in dacitic porphyry, breccias and veins (HU3) controlling a significant portion of groundwater flow, aquitard and aquifuges in Miocene and pre-Cenozoic rocks (HU4 and HU6), and fault zones acting as a transmissive but low-storage secondary aquifers (HU5).

Piezometric monitoring (February 2024) indicates groundwater levels ranging from ~1 to 67 meters below natural terrain (mbnt), with artesian conditions locally observed in the southwestern pit area. Levels deepen progressively along the La Ballena axis and valley slopes with increasing elevation, while shallower levels (<10 mbnt) dominate the northeastern and southern low-lying sectors.

Pit Slope Design and Analysis

The pit slope design was developed based on geotechnical, structural, and hydrogeological characterization of the rock mass, supported by geotechnical core logging, laboratory testing, and complemented by an expert site visit to the geological core shed.

Analyses included kinematic stability and 2D limit equilibrium methods to evaluate rock mass stability. This approach ensured that the recommended slope geometries provide adequate stability under static and expected seismic conditions.

The ultimate pit was subdivided into eight design sectors: Northeast, East, Southeast, South, Southwest, West 1, West 2, and North. Each sector was further subdivided into subsectors according to the prevailing geotechnical environment, defined by variations in lithology, alteration, and structural domains. These geotechnical environments govern the recommended slope configurations and include the Hypogene (HG), Non-Sericitized and Sericitized Supergene/Leach Cap (NSSG/SSG/NSLC/SLC), Fault-Weakened Zone (FWZ), and Overburden (OB) units. The design parameters were defined for each geotechnical environment, according to the degree of fracturing and the relative competence of the rock mass.

The recommended design parameters by sector, subsector and geotechnical environment are presented in Table 13.2 and Figure 13.1.

Table 13.2: Recommended Pit Slope Design Criteria
Pit Design Sector	Sub-Sector	Geotechnical Environment	Sub Sector Boundary Elevation (Lower-upper) (m.a.s.l)	Overall Slope Height (m)	Bench Height (m)	Bench Width (m)	Bench Face Angle (°)	Inter- Ramp Angle (°)	Max Inter- Ramp Height (m)	Step-outs width (m)	Overall Slope Angle (°)
Surface	-	OB	Relative condition	-	15	4.0	37°	32°	60	25	-
Northeast	Upper	NSSG/SSG/ NSLC/SLC	3590 - surface	520-580	15	12.1	75°	43°	120	25	37°
	Middle	HG	3400 - 3590		15	10.0	75°	47°	120	25

Table 13.2: Recommended Pit Slope Design Criteria
Pit Design Sector	Sub-Sector	Geotechnical Environment	Sub Sector Boundary Elevation (Lower-upper) (m.a.s.l)	Overall Slope Height (m)	Bench Height (m)	Bench Width (m)	Bench Face Angle (°)	Inter- Ramp Angle (°)	Max Inter- Ramp Height (m)	Step-outs width (m)	Overall Slope Angle (°)
	Lower	FWZ	Bottom - 3400		15	15.2	70°	36°	60	30
East	Upper	NSSG/SSG/ NSLC/SLC	3760 - surface	900-1000	15	12.1	75°	43°	120	25	36°
	Middle	HG	3565 - 3760		15	10.0	75°	47°	120	25
	Lower	FWZ	Bottom - 3565		15	15.2	70°	36°	60	30
Southeast	Upper	NSSG/SSG/ NSLC/SLC	3490 - surface	460-510	15	12.1	75°	43°	120	25	37°
	Lower	FWZ	Bottom - 3490		15	15.2	70°	36°	60	30
South	-	FWZ	Bottom - surface	420-500	15	15.2	70°	36°	60	30	30°
Southwest	Upper	OB	3685 - surface	320-380	15	4.0	37°	32°	60	25	34°
	Middle	NSSG/SSG/ NSLC/SLC	3415 - 3685		15	12.1	75°	43°	120	25
	Lower	FWZ	Bottom - 3415		15	15.2	70°	36°	60	30
West 1	Upper	NSSG/SSG/ NSLC/SLC	3625 - surface	500-540	15	12.1	75°	43°	120	25	37°
	Middle	HG	3355 - 3625		15	10.0	75°	47°	120	25
	Lower	FWZ	Bottom - 3355		15	15.2	70°	36°	60	30
West 2	Upper	NSSG/SSG/ NSLC/SLC	3550 - surface	530-580	15	12.1	75°	43°	120	25	37°

Table 13.2: Recommended Pit Slope Design Criteria
Pit Design Sector	Sub-Sector	Geotechnical Environment	Sub Sector Boundary Elevation (Lower-upper) (m.a.s.l)	Overall Slope Height (m)	Bench Height (m)	Bench Width (m)	Bench Face Angle (°)	Inter- Ramp Angle (°)	Max Inter- Ramp Height (m)	Step-outs width (m)	Overall Slope Angle (°)
	Middle	HG	3280 - 3550		15	10.0	75°	47°	120	25
	Lower	FWZ	Bottom - 3280		15	15.2	70°	36°	60	30
North	-	FWZ	Bottom - surface	400-480	15	15.2	70°	36°	60	30	32°

Figure 13.1: Recommended Design Parameters by Design Sector and Geotechnical Environment (EMT 2025)

The recommended pit slope configurations are as follows:

Hypogene (HG): A bench face angle of 75°, an inter-ramp angle (IRA) of 47°, and berm width of 10.0 m, with a maximum inter-ramp height of 120 m.

NSSG/SSG/NSLC/SLC: A bench face angle of 75°, an IRA of 43°, and berm width of 12.1 m, with a maximum inter-ramp height of 120 m.

Fault-Weakened Zone (FWZ): A bench face angle of 70°, an IRA of 36°, and berm width of 15.2 m, required to account for weaker rock mass conditions; maximum inter-ramp height limited to 60 m.

Overburden (OB): A bench face angle of 37°, an IRA of 32°, and berm width of 4.0 m, recommended for localized surficial deposits; maximum inter-ramp height should not exceed 60 m.

Operational Requirements

The implementation of the recommended slope designs requires:

Dewatering and Depressurization: Intensive pit dewatering through vertical pumping wells and horizontal drains to reduce pore pressures and enhance slope stability.

Controlled Blasting: Application of low damage blasting techniques and controlled excavation practices to preserve slope integrity.

Monitoring: Continuous and systematic slope monitoring throughout pit operations to ensure performance and safety.

HYDROGEOLOGICAL AND WATER MANAGEMENT CONSIDERATIONS

Hydrology and Pit Dewatering

Mining operations at the Los Azules Project will intersect the water table, requiring dewatering to maintain dry working conditions and allow safe mining access. A strategic dewatering plan is necessary to manage groundwater inflows throughout the Life of Mine (LOM).

During pit development, saturated overburden and Tertiary volcanics including porphyritic dacite, dacite, and rhyolite tuff will be encountered. Overburden consists of glacial outwash and colluvial and alluvial deposits, particularly in the northern pit sector, with thicknesses exceeding 80 m. These materials exhibit high permeability, though their spatial extent is limited based on borehole drilling and seismic investigations.

From 2022 to February 2025, B&W Hidrogeología y Medioambiente SRL (BW) conducted hydrogeological studies to assess large-scale dewatering requirements. The key activities comprised:

Water balance, integrating all the available climate data from the site.

Fractured aquifer characterization in the future Pit area, drilling three deep pumping wells (DWT) and four piezometers used as observation wells during pumping testing (OBS-DWT).

Overburden aquifer characterization in the future Pit area, using 21 shallow drillholes, including two pumping wells with its associated observation wells.

Development of a conceptual site model.

3D hydrogeological numerical modeling: supported by the hydrological and hydrogeological conceptual model, the model can simulate water inflows/outflows and predict dewatering requirements, optimizing dewatering well location, design, and number. As a benefit, the dewatering plan also provides an initial water supply for the process plant during the initial years of operation.

Characterization of surface hydrology.

A quantitative Water Balance was developed to estimate:

Available water from dewatering

The site hydrology to be incorporated as boundary conditions in the numerical groundwater modeling.

The water balance for the site was focused within the Río de las Salinas basin; this, in turn, is divided into six sub-basins covering a total of 128.02 km2 (Figure 13.2).

Figure 13.2: Mining Activities Related to the Main Hydrological Basins (BW 2025)

RECHARGE ESTIMATE

Assumptions, based on sensor data installed in boreholes and meteorological records from Los Azules and Calderon meteorological stations, indicate:

Winter (May-September): Basin covered in snow (Figure 13.3), negligible runoff and evapotranspiration rates, groundwater levels decline.

Spring-Summer (September-May): Snowmelt increases surface runoff and groundwater recharge.

El Calderon Meteorological Station from the San Juan Hydraulic Department is located 30 km from the project area; it provided critical snowmelt data (SWE - snow water equivalent), which completed records of sources of water in the project area since snow is the major source of recharge.

Figure 13.3: Los Azules Project Area, May 2024 (BW)

To estimate the recharge, the area was divided into four zones (I-IV) categorized by lithology, fracturing, and slope. (Figure 13.4).

Figure 13.4: Delineated Zones & Slopes Used for Recharge Estimate & its Associated Lithologies (BW, 2025)

Highly fractured zones (Zone IV) show direct recharge, while other areas contribute via interconnected fractures, forming localized aquifers that sustain valley wetlands.

The recharge estimate for each zone is shown in Table 13.3.

Table 13.3: Recharge Estimates for the Geological Environments of the Rio De Las Salinas Basin
		Slope (%)	% Recharge	Recharge (hm3)	% of Precipitation Recharged to the System*
Zone I	Alluvial and Colluvial Sediment from the valleys	0 - 5	13.7	0.1	8.9**
		5-15	12.8	0.38
		>15	12	0.76
Zone II	Dacitic Porphyry and Breccias	0 -5	12.1	0.002
		5-15	11.3	0.02
		>15	10.9	0.17
Zone III	Poorly fractured igneous rock	0-5	8.9	0.01
		5-15	6.8	0.09
		>15	5.9	1.24
Zone IV	Areas highly fractured	Independent	16.5	0.02

Annual precipitation:243.6 mm/yr

**Equivalent to 21.7 mm/yr or 2.8 hm³/yr.

SURFACE RUNOFF

As with recharge, the surface runoff occurs mainly during snowmelt periods. In winter, between May and September, groundwater is an important water source for rivers and streams of the area. It contributes to streamflow during times of no precipitation, causing streams to be gained.

The hydrological model used historical data from the downstream monitoring point of the Rio de las Salinas River. The average flow recorded at this point is 0.639 m³/s, equivalent to 0.055 hm³/day.

The annual runoff is estimated to be 12.7 hm³/yr. It is restricted to 230 days/yr (September to May) when the hydrological system is active. The streams gain water from the inflows of the saturated groundwater aquifer through the streambed, and 2.8 hm3/yr from the annual runoff is supplied by groundwater. Hence, the estimated runoff 9.9 hm3/yr, represents 31.7% of the total water from annual precipitation.

EVAPOTRANSPIRATION

The real evapotranspiration (EVTr) has been estimated to be 144.6 mm/yr (59.3% of the annual precipitation).

The potential evapotranspiration (EVTp) was estimated using the Hargreaves methodology. It is an empirical relationship since both net radiation and vapor pressure deficit must be related to temperature. The EVTp for this project was estimated to be 1293.7 mm/yr.

The water balance responds to the following equation.

Where:

P = Precipitation

I = Infiltration (Recharge)

Es = Surface Runoff

EVTr = Real Evapotranspiration

Hydrogeological Characterization

BW conducted a dedicated hydrogeological drilling program to complement hydrogeological data and refine dewatering strategies. Detailed results from this study can be found in BW’s report “Ampliación del Estudio de Evaluacion del Recurso Hidrico Subterraneo, Etapa de Factibilidad” (BW, 2025)

Flow Directions

Hydraulic gradients were established from 193 boreholes drilled for hydrogeological, geotechnical, and geological purposes. Data was collected by BW from February to March 2024. Equipotential mapping (Figure 13.5) indicates that streams receive groundwater inflows (gaining rivers).

Figure 13.5: Equipotential Lines from the Rio Salinas Watershed. (BW 2025)

Field trials

Figure 13.6 shows the location of the piezometers and pumping wells. Field dewatering assessments included:

Fractured Aquifer Tests: three deep wells (DWT-1, DWT-2, DWT-3) individually and simultaneously pumped for 21 days.

Overburden Aquifer Tests: two pumping wells (DWT-OBV-1 and DWT-OBV-2) assessed upper aquifer conditions.

Hydraulic Stress Tests pumping the three wells simultaneously: evaluated interconnections between faults and hydrogeological units.

The first approach to understanding the data flow dynamic over the future open pit area was testing the fractured aquifer and the overburden through constant rate pumping tests.

In the fractured aquifer, the pump testing was carried out one by one in the three existing wells, and later, the three wells were pumped simultaneously for 21 days to grasp the hydraulic response of the area to greater stress.

Figure 13.6 shows the location of the piezometers and pumping wells.

Figure 13.6: Piezometers and Pumping Wells Locations (BW 2025)

Before the longer test with a constant flow rate, a step test was conducted on each well to determine the well efficiency and the ideal flow rate for the constant flow rate test.

The pumping well DWT-1 was located northeast of the future pit, on a main structure of the study area, called the Las Lagunas fault, with a northeast-southwest strike. It was drilled at a final depth of 520 m. The lithology encountered up to 300 m was a dacitic porphyry with intercalations of diorites.

The pumping test at DWT-1 was carried out over seven days; the recovery was recorded over 27 days; it stopped when the initial static level was reached.

The observation well, OBS-MW-1 was drilled to 519 m deep, 92 m from DWT-1, and both wells are located over the same fault zone. The lithologies and resistivity records confirmed the presence of the main fractured aquifer between 40 and 380 m deep.

The pumping well DWT-2 was located north of the future open pit, on a structural area delimited in the north by the La Lagunas and El Cairo faults, at the east by the La Ballena fault, at the south by the Lagartija fault, and at the west by the Piuguenes fault. It was drilled at a final depth of 400 m. The lithologies encountered at up to 30 m correspond to colluvial/glacial sediments with very poor selection, varying from silty sandstone to gravelly clay. That lithology overlies diorites intruded by dacites and rhyodacites up to 400m depth.

During drilling, the first water occurrence was encountered at 12.5 m deep.

The pumping test at DWT-2 was carried out over 11.25 days, and the recovery was recorded over 1.17 days. The aquifer did not reach the initial static level.

The observation well, OBS-MW2, was drilled to 401 m deep, 40 m north of DWT-2. Both are located in the center of the future pit, within a zone with a high density of interconnected fractures or main aquifer.

The pumping well DWT-3 was drilled 546 m deep at the southern boundary of the future open pit; the intercepted lithology at up to 160 m corresponds to rhyodacites with varying degrees of oxidation. This lithology overlies a dacitic porphyry with intercalations of diorites encountered to the final depth of the well.

The pumping test at DWT-3 was carried out over 3.6 days. The recovery was recorded over 1.5 days. The aquifer did not reach the initial static level.

The observation well OBS-MW3 was drilled to 542 m deep, 100 m north of DWT-3. Both wells are located over “La Ballena”. The zone with a higher density of fractures than the other zones was encountered between 333 and 348 m deep.

The pumping test parameters before and after the pumping test, at a constant discharge rate, and the hydraulic parameters estimated for the fractured aquifer are shown in Table 13.4.

Table 13.4: Pumping Parameters and Hydraulic Parameters Estimated for Each DWT Well
Hole ID	Distance to the pumping well (m)	Static Level (m)	Flow Rate (m3/h)	Pumping time (hr.)	Maximum Drawdown (m)	Transmissivity (m2/d)	K (m/d)	Storage Coefficient (-)	Analysis Solution Method
DWT-1	0	13.57	82	168	38.11	59,3	0.16		Theis Recovery/Logan
OB-MW-1	92	6.6	-	-	1.67	137.5	0.375	6.70E-02	Cooper- Jacob/Theis
DWT-2	0	14.49	80	270	42.46	61.6	0.17		Theis Recovery/Logan
OB-MW-2	40	11.12	-	-	8.67	81	0.22	6.70E-02	Cooper- Jacob/Theis
DWT-3	0	67.53	63	88	55.45	33	0.09		Theis Recovery/Logan
OB-MW-3	110	64.51	-	-	0.12	-	-	-	-

Before, during and after the tests, the water level was recorded in all the future open pit area wells.

During the test at DWT1, the cone of depression showed a good hydraulic connection to the northeast as observed in OBS-MW1, probably due to the influence of the La Laguna fault. Toward the north and south, the hydraulic connection was observed in the well BH22-MRSF-14 and PAG3/PAF3 located at 990 and 330 m from the DWT-1, respectively. The wells toward the west along the El Cairo fault did not show water level changes during the test.

During the test in DWT-2, the depression cone showed a preferential elongation in the NW-SE direction, aligning with the existing main faults. It is observed that the drawdown affects mainly the wells located between the Cairo and La Lagartija faults, while outside that area, there were no variations in piezometric levels. The surface wetlands did not show water level changes during the tests, evidencing no vertical connections between the wetlands and the groundwater aquifer.

During the test in DWT-3, the maximum drawdown was at DWT-3; the observation well OBS-MW showed 0.12 m of drawdown. The rest of the wells in the area did not respond to the pumping. It was not possible to define some preferable direction of interconnection between faults.

The simultaneous pumping test was conducted during 21 days, from November 22 to December 13, 2024, with a constant discharge rate of 80 m3/hr for DWT-1 and DWT-2, and 60 m3/hr for DWT-3.

Figure 13.7 shows the curve drawdown versus time for each pumping well and its observation well.

Figure 13.7: Curves Time- Drawdown During the Simultaneous Pumping Test at DWT-1, DWT-2 and DWT-3 (BW 2025)

During the testing time, steady state was not reached in any of the pumping and observation wells, suggesting that the source of the extracted water was from the aquifer storage and that the surface recharge did not have a significant influence, evidencing the poor vertical connection between surface and groundwater.

The simultaneous pumping test evidenced high structural connection between faults in the area between La Vega and La Ballena faults in NNW-SSE direction, coinciding with the area of the future OP.

Additionally, the test demonstrated that the study area has an interconnected NE-SW faulting trend: in the zone around the La Laguna fault, all the wells reacted to the hydraulic stress (Figure 13.8).

Figure 13.8: Maximum Water Level Changes Recorded in the Wells During the Simultaneous Pumping Test at DWT-1, DWT-2 and DWT-3 (BW 2025)

Key Findings

High structural connection between faults between La Vega and La Ballena faults in NNW-SSE direction.

Poor vertical connection between surface and groundwater in the wetlands zone.

Additionally, two pumping tests were conducted on the overburden in January 2025: DWT-OVB-1 and DWT-OBV-2.

The summary of the test and hydraulic parameters are detailed in Table 13.5.

Table 13.5: Pumping Parameters and Hydraulic Parameters Estimated for Each Overburden Well
Hole ID	Distance to the pumping well (m)	Static Level (m)	Flow Rate (m3/h)	Pumping time (hr)	Maximum Drawdown (m)	Transmissivity (m2/d)	K (m/d)	Sy (%)	Analysis Solution Method
DWT-OVB-1	0	35.88	13.4	120	0.92	---	---	---	Theis Recovery
DWT-OVB-1	0	35.88	13.4	120	0.92	---	---	---	Logan
DWT-OBV-2	0	21.23	13	55	30.39	82.9	1.48	---	Theis Recovery
DWT-OBV-2	0	21.23	13	55	30.39	12.5	0.22	---	Logan
OBS-OVB-MW-2	15	15.09	---	---	1.71	59.2	1.06	8.7E-02	Newman

Conceptual Model

The hydrogeological conceptual model incorporates the geology, hydrology, and hydraulic properties of the six identified hydrogeological units (HGUs), which are detailed in Table 13.6.

Table 13.6: Summary of the Hydrogeologic Units
HGU	Age	Lithology	Aquifer Type	Thickness (m)	Hydraulic Properties
					Transmissivity (m2/d)	Hydraulic Conductivity (m/d)	Effective Porosity (%)	Storage Coefficient (-)
Alluvial Fluvial sediments Unit	Pleistocene/Holocene	Well-sorted sands and gravels, scarce fine sediments	Main granular aquifer	1 a 14	518	37	20	-
Colluvial, Glacial Sediments Unit	Pleistocene/Holocene	Poorly sorted blocks and gravels	Main granular aquifer	1 to 100	111.3	6.3	…	0.13
Dacitic Porphyry, Breccia and Veins Unit	Miocene-Pliocene	Dikes with a porphyritic texture and	Main fractured aquifer	365	108	0.39	-	0.012
		Predominantly dacitic composition, with rhyodacite presenting -
		Rhyolitic sectors. Hydrothermally altered.

Table 13.6: Summary of the Hydrogeologic Units
HGU	Age	Lithology	Aquifer Type	Thickness (m)	Hydraulic Properties
					Transmissivity (m2/d)	Hydraulic Conductivity (m/d)	Effective Porosity (%)	Storage Coefficient (-)
		Crossed by hydrothermal breccias, quartz veins and stockworks. (mineralized unit.)
Miocene Bedrock Unit*	Miocene-Pliocene	Fine grain rocks with porphyritic texture, dioritic	Aquitard or aquifuge depending on the zone	open at depth	-	0.008	-	1x10-5
		Composition, with sectors of rhyo-dacitic, (silty clay matrix)
Faulting Zone Outside the Pit Unit*	Triasic, (reactivated in the Cenozoic)	Breccias	Fractured aquifer	2 to 8	-	5	-	0.02
Pre-Cenozoic	Permo-Triásic	Vulcanites (rhyolites and	Aquitard or aquifuge,	open at depth	-	0.008	-	1x10-6

Table 13.6: Summary of the Hydrogeologic Units
HGU	Age	Lithology	Aquifer Type	Thickness (m)	Hydraulic Properties
					Transmissivity (m2/d)	Hydraulic Conductivity (m/d)	Effective Porosity (%)	Storage Coefficient (-)
Igneous Rocks Unit*		Andesites). Plutonites (granites, granodiorites and tonalites), crossed by younger basaltic-andesitic dikes.	depending on the zone

*Hydraulic parameters from bibliography (Custodio-Llamas, Hidrología subterránea, Edit. Omega, 1983)

Figure 13.9 Illustrates the Hydrological Conceptual Model at pre-mining conditions.

Figure 13.9: Schematic Conceptual Model for the Natural Hydrological System in the Zone of the Future Open Pit Area (Cross-Sectional View) (BW 2025)

Pit Dewatering Numerical Model

The dewatering system, mine water supply, and operational planning for the Los Azules Project were modelled using FeFlow V8.0. A finite element mesh was used to represent the conceptual model and its interaction with the geometry of all pit stages from 2027 to 2054.

To simulate the expected groundwater inflows and their management, mesh node locations were adjusted to align with the mine plan, with refinements in key mining and hydrogeological areas.

The model domain encompasses hydrogeologically significant areas and their potential zones of influence, based on open-pit progression. It includes the Río de las Salinas, La Embarrada, Frío, and Verde rivers and their main tributaries.

Figure 13.10 shows a 3D view of the model domain.

Figure 13.10. Hydrogeological Numerical Model Domain (BW 2025)

Boundary Conditions

The following boundary conditions were applied to the model domain:

No flow boundary: assigned to the watershed limits, which are considered impervious boundaries.

Dirichlet (first type) Boundary:

Seepage face: assigned to nodes in the northwest and southeast of the model domain, where groundwater exits the system, draining into adjacent sub-basins or discharging into surface runoff.

Fixed hydraulic head: applied nodes based on observed piezometric levels.

Groundwater Simulations

Steady–State Calibration

The groundwater flow model was calibrated to pre-pumping conditions (steady state) using 37 observation points, with 18 located within the planned Pit area.

Figure 13.11 shows simulated versus observed hydraulic heads following steady-state calibration.

Figure 13.11: Hydraulic Heads Observed Versus Simulated After the Steady-State Calibration (BW 2025)

Transient Simulations

Transient simulations were conducted to evaluate the dewatering strategy required to maintain dry conditions within the pit as mining progresses. The objective was to lower the water level to at least 10 m below the pit bottom.

Model results indicate that a total of 12 dewatering wells will be required to achieve target water levels throughout the life of the mine (LOM).

Table 13.7 summarizes the simulated dewatering wells, including total depth, pumping rates and operational timelines.

Table 13.7: Summary of the Simulated Dewatering Wells
Simulated DWT Well	TD Total Depth (m)	Pumping Start Year	Pumping End Year	Pumping Rate (L/s)
P1	293	1	7	20
P2	490	1	7	20
P3	445	1	7	15
P5	598	1	28	20

Table 13.7: Summary of the Simulated Dewatering Wells
Simulated DWT Well	TD Total Depth (m)	Pumping Start Year	Pumping End Year	Pumping Rate (L/s)
P6	400	1	7	15
P8	110	1	7	25
P9	250	1	7	15
P13	550	1	28	15
P15	600	6	28	20
P16	600	6	28	10
P17	600	6	28	20
P18	600	6	28	20

Simulated Dewatering Pumping Rates

Due to the limited recharge in the pit area, the yearly dewatering rates estimated required begin at 142 L/s and gradually decline to 75 L/s.

The pumping strategy facilitates controlled water table drawdown, mitigating the risk of groundwater inflows interfering with mining activities.

mine design

Pit Design

The Los Azules Project is designed as a conventional truck-shovel operation assuming 360 tonne trucks and electric shovels. The pit design includes twelve phases, starting from the central portion of the deposit and then alternating between the south and north portions. By alternating from north to south, the process feed is ensured, the initial stripping requirements are minimized, and the stripping and equipment requirements are balanced. Waste is hauled to the Mine Rock Storage Facility (MRSF).

The design parameters include a ramp width of 40 m, maximum road grades of 10%, bench height of 15 m, targeted mining width of 110 m, berm interval of 15 m, variable slope angles by sector, and a minimum mining width of 40m.

The smoothed final pit design contains approximately 1,037.6 mt of ore and 1,668.9 mt of waste. The limited quantity of low-grade material encountered during the first five years of production will not be processed, deferring the need for development of a stockpile facility until significant tonnages need to be stockpiled. The material included in the production schedule will be 1,023.1 mt of ore and 1,684.0 mt of waste for a resulting stripping ratio of 1.65:1 (waste:ore). Within the 1,023.1 mt of ore, the average metal grades are 0.453% Cu and 0.312% Cu soluble. Figure 13.12 shows the ultimate pit design. Figure 13.13 shows interim phases layout. The interim phases in sectional view are shown from Figure 13.14 to Figure 13.16.

Figure 13.12: Ultimate Pit Design (AGP 2025)

Figure 13.13: Interim Phases Layout (AGP 2025)

Figure 13.14: Interim Phases – Section 1 (AGP 2025)

Figure 13.15: Interim Phases – Section 2 (AGP 2025)

Figure 13.16: Interim Phases – Section 3 (AGP 2025)

Stockpile Design

Two stockpiles will be required to store low-grade ore and primary material. Both stockpiles will be used after year 5. Before year 5, low-grade ore and primary material will be sent to the MRSF. Primary material will not be processed, and it will be stored for potential future use.

The stockpiles are designed using a 2H:1V inter-ramp angle of approximately 26.6⁰, a 35⁰ bench face angle, and 40 m ramps.

The low-grade stockpile will reach a maximum capacity of 24 mt in year 17, and it will be depleted in year 21. The low-grade stockpile design and balance are shown in Figure 13.17 and Figure 13.18, respectively.

The primary stockpile will reach a maximum capacity of approximately 179 mt at the end of the LOM. The primary stockpile design is shown in Figure 13.19.

Figure 13.17: Low-Grade Stockpile Design (AGP 2025)

Figure 13.18: Low-Grade Stockpile Balance (AGP 2025)

Figure 13.19: Primary Stockpile Design (AGP 2025)

Mine Rock Storage Facility Design

The design and construction of the mine rock storage facilities (MRSF) should ensure physical and chemical stability during and after mining activities. To achieve this, the waste areas are designed to account for benching, drainage and geotechnical stability.

Two MRSFs be used during the LOM: the Northeast MRSF (NEMRSF) and the South MRSF (SMRSF).

The NEMRSF design criteria include 35 m berms every two lifts, 2.6H:1V inter-ramp slopes, and 15 m lifts. For the SMRSF, it was assumed that it could store mostly overburden and, as a result, a lift face angle of 30⁰ and 19-m berms every 15 m were used. A 30% swell factor for estimating volumes was used for both MRSFs. The overburden mined represents approximately 18% of the total waste and most of it is considered to be encapsulated within the NEMRSF waste rock and segregated as much as possible in the SMRSF. The top 20 mt of overburden are required to be segregated within the SMRSF to be used during closure. The NEMRSF and SMRSF designs are shown in Figure 13.20 and Figure 13.21, respectively.

Figure 13.20: Northeast Mine Rock Storage Facility Design (AGP 2025)

Figure 13.21: South Mine Rock Storage Facility Design (AGP 2025)

The locations of stockpiles and MRSFs in relation to the final pit are shown in Figure 13.22.

Figure 13.22: MRSF and Stockpile Location (AGP 2025)

Production Schedule

The detailed production schedule was developed quarterly up to year 5 and annually thereafter. The mining rate targets the crushing of a maximum 50 mtpa. There is an initial ramp-up period to allow the process plant to come online. Contained copper mined peaks at 256 kt in Year 3, then decreases to 205 kt on average for the next 3 years. Ore totaling 12.5 mt is placed in the leach pad during year -1 of preproduction, so leached solution will be available when the SE/EW plant starts operations in year 1.

Oxide and enriched material are sent to the crusher or to a stockpile to be processed later in the mine schedule. The material is crushed and then conveyed and stacked on the Heap Leach Facility. Ore totaling 993.3 mt is sent directly to the crusher, while 29.8 mt of ore is sent to the low-grade stockpile and later reclaimed. The maximum stockpile capacity of 24 mt is reached in year 17. The low-grade stockpile is depleted beginning in year 21 at the end of the LOM.

A total of 178.9 mt of primary sulfide material is stored in a separate stockpile to the north of the Los Azules pit and is not processed in the Feasibility nor considered as Mineral Reserves.

The total LOM heap leach production will be 1.023 billion tonnes grading 0.453% copper and 0.312% soluble copper, representing 3,452 kt of copper cathode produced. The overall mine waste will be 1.684 billion tonnes, resulting in an overall mine strip ratio of 1.65:1 (waste : ore). The waste is made up of 277.3 mt of overburden and 1,227.8 mt of rock. The total material mined is 2.7 billion tonnes. Table 13.8 and Figure 13.23 summarize the production schedule in annual periods. Selected end-of-period maps are shown from Error! Reference source not found. to Error! Reference source not found.

Table 13.8: Summary Production Schedule
Period	Tonnage (kt)			Total Feed Grades		Contained	Mine to	Waste				Total Mined
	To Leach Pad			Cu	Cu Soluble	Copper	Stockpile	Primary	Overburden	Rock	Total
	Direct	Stockpile	Total	%	%	kt	Kt	kt	kt	kt	kt	kt
PP-2	-	-	-	-	-	-	-	-	18,760	8,240	27,000	27,000
PP-1	12,500	-	12,500	0.832	0.714	87	-	-	43,628	41,872	85,500	98,000
Year 1	25,000	-	25,000	0.848	0.728	178	-	-	30,657	72,608	103,265	128,265
Year 2	37,500	-	37,500	0.777	0.619	235	-	-	32,872	59,628	92,500	130,000
Year 3	50,000	-	50,000	0.619	0.501	256	-	-	26,987	53,013	80,000	130,000
Year 4	50,000	-	50,000	0.554	0.374	205	-	-	32,424	47,576	80,000	130,000
Year 5	50,000	-	50,000	0.490	0.390	203	-	-	10,458	69,542	80,000	130,000
Year 6	50,000	-	50,000	0.521	0.390	206	1,352	1,532	23,033	64,083	88,648	140,000
Year 7	50,000	-	50,000	0.380	0.293	156	5,133	3,637	11,533	89,697	104,867	160,000
Year 8	48,314	1,686	50,000	0.490	0.350	187	260	1,771	5,145	117,824	124,740	173,314
Year 9	45,954	4,046	50,000	0.467	0.377	195	233	714	13,281	110,772	124,767	170,954
Year 10	50,000	-	50,000	0.482	0.328	181	1,682	11,934	13,977	97,407	123,318	175,000

Year 11	50,000	-	50,000	0.442	0.298	165	3,551	11,887	3,843	105,719	121,449	175,000
Year 12	50,000	-	50,000	0.314	0.207	117	2,249	23,161	7,418	92,172	122,751	175,000
Year 13	50,000	-	50,000	0.324	0.223	124	6,159	21,426	3,305	84,508	109,239	165,398
Year 14	50,000	-	50,000	0.292	0.191	107	3,618	35,896	-	55,487	91,382	145,000
Year 15	50,000	-	50,000	0.400	0.243	137	4,143	22,748	-	29,764	52,512	106,655
Year 16	50,000	-	50,000	0.254	0.181	98	-	11,309	-	17,317	28,626	78,626
Year 17	50,000	-	50,000	0.379	0.261	145	1,409	9,100	-	7,935	17,035	68,444
Year 18	49,980	20	50,000	0.447	0.256	150	-	8,791	-	1,288	10,079	60,058
Year 19	50,000	-	50,000	0.456	0.212	128	-	8,515	-	447	8,962	58,962
Year 20	50,000	-	50,000	0.442	0.193	118	-	3,389	-	282	3,671	53,671
Year 21	24,018	24,034	48,052	0.314	0.123	73	-	3,073	-	602	3,674	27,692
Total	993,265	29,787	1,023,052	0.453	0.312	3,452	29,787	178,883	277,322	1,227,782	1,683,987	2,707,039

Figure 13.23: Annual Production Schedule (AGP 2025)

Waste Material Handling

Waste will be hauled to the MRSFs using 360 tonne trucks. The construction sequence starts at the bottom of the dumps by dumping the material in 15 m lifts, leaving a 35 m berm every two lifts. The resulting overall slope angle of the dump face will be 2.6H:1V.

To facilitate the construction of water management facilities, as well as to balance haul distances in the first years of operations, the NEMRSF will be built in two stages. Stage 1 has a capacity of 195.8 M m3, while the total designed capacity is 1,028 M m3.

The SMRSF will start operations in year 6 while the southern phases close to it will be mined. This approach also facilitates the deferral of water management infrastructure development.

mine operations

Los Azules mine operations are based on operating a fleet of autonomous haul trucks and drills, and manned loading and support equipment. The mine is scheduled to operate 24 hours a day, seven days a week, utilizing four rotating crews working twelve-hour shifts. The crews rotate on a 2-week on, 2-week off schedule. During the day, there are two 12-hour shifts scheduled, consisting of a day shift and a night shift. During the year, approximately 10 days are lost due to inclement weather conditions including high winds.

Except for blasting, mine operations are self-performed, including mine maintenance. Blasting is contracted to a third party who is responsible for explosive supply, a down-the-hole explosive service, and blast initiation and monitoring. LA is responsible for shot design.

Blasting

Drilling and blasting designs are based on J. Floyd’s “Drilling and Blasting Feasibility Study” dated September 2024.

Blast pattern designs for waste below the first 15 meters of depth and ore are shown in Table 13.9 and Table 13.10.

Table 13.9: Waste Blast Designs (Blast Dynamics, 2024)
	Overburden	Weak	Medium	Strong
Blasthole Length (m)	15.0	15.0	15.8	16.4
Burden x Spacing (m)	7.7 x 8.8	7.0 x 8.0	7.0 x 8.0	6.5 x 7.5
Powder Factor kg/t	0.16	0.19	0.21	0.28
Estimated P80 (mm)		131	192	222

Table 13.10: Ore Blast Designs (Blast Dynamics, 2024)
	Weak	Medium	Cemented
Blasthole Length (m)	15.0	15.8	16.4
Burden x Spacing (m)	7.6 x 8.7	7.1 x 8.2	6.6 x 7.6
Powder Factor kg/t	0.23	0.30	0.28
Estimated P80 (mm)	136	178	205

Key inputs and assumptions for the blast designs follow:

The overburden material requires light blasting

Due to the weak nature of the rock mass, pre-split is not required

Drill cuttings will be suitable for stemming the holes

All holes are assumed wet, and an emulsion is required

Each hole is double primed with one electronic detonator and one pyrotechnic detonator per Argentina requirements

To estimate explosive requirements, the modeled uniaxial compressive strength (UCS) was used to group material within seven blast groups:

Weak Waste with UCS less than 40 MPa

Medium Waste with UCS between 40 MPa and 80 MPa

Overburden

Weak Ore with UCS less than 40 MPa

Medium Ore with UCS between 40 MPa and 80 MPa

Strong Ore with UCS above 80 MPa

In addition to ore and waste designs, wall control designs were developed for weak, medium-strength, and relatively strong rock. Modified production blast designs are recommended for weak rock to minimize blast-induced reduction of in-situ rock mass integrity.

This modified blast design controls damage by simply offsetting the production blast away from the designed slope. Initially, it is recommended that a standard production blast be over-dug to define the blast disturbance zone and required offset from the slope.

Based on the rock mass data reviewed, it is assumed that a large percentage of the interim and final walls will be suitable for modified production blast designs.

It should be stressed that the zone between the production blast and undamaged rock mass will be more difficult to dig and reduced shovel productivity should be expected along the designed limits.

As the rock becomes stronger and more massive, it is recommended that conventional four-row trim blast designs be used.

Drilling

The FS drilling assumptions are based on operating electric autonomous drills with 270 mm bit diameters.

The autonomous operations include 110 minutes per day of operating standby time for shift change, blast delays, and fueling. Because the drills are semi-autonomous, 30 minutes per day (15 minutes per shift change) are required for the remote operators to shift change. The 40 minutes per day for blast delays assumes 2 hours of standby per blast and 5 blasts per week. The 2 hours accounts for drills walking off and then back on the drill patterns to clear the blast zones. Fueling is required once a day (40 minutes). The 40 minutes of fueling time accounts for the drills walking off the patterns to fuel. The drills take on water while they are fueled.

Due to winter operations, 36.5 minutes per day, which equates to 10 days per year, are scheduled for weather delays. Utilization for the semi-autonomous drills is based on 45 minutes of working time for every hour of operation (75%). Drills incur lower utilization due to time spent moving drills between patterns and drill pattern availability. Table 13.14 shows the semi-autonomous drill operating hours.
Mechanical availability for the drills is based on a 2024 internal study estimate of 81.7%. After adjusting the availability for supplier-excluded items, the average availability is 79.7%.

Based on the average uniaxial compressive strength (UCS) for Los Azules’ rock of 41.3 MPa, the estimated average instantaneous penetration rate for overburden, weak rock, and medium rock is 65 meters per hour.

To estimate the average penetration rate, 4 minutes of fixed time per hole are applied, which is made up of 2.25 minutes for hole-to-hole tram time and 0.75 minutes for sampling. The resulting average penetration rate is 40 meters per hour.

A redrill factor of 5% is applied to all drilled meters to account for redrilling of collapsed or damaged holes. Pre-split drilling is not required. Instead, the Epiroc FlexiROC D65 is used for pioneering work. One drill is required to support pioneering work over the LOM. Table 13.19 shows the number of production drills required.

Loading

A combination of electric hydraulic shovels and large loaders were selected to support the feasibility study. Electric hydraulic shovels were selected over cable shovels due to their substantially lower capital cost and enhanced operational versatility, particularly in variable digging conditions and maneuverability within confined pit geometries. To achieve the required 175 mtpa mining rate, the mix of loading units shown in Table 13.11 were selected.

Table 13.11: Loading Equipment
Loading Unit	No.	Production/Unit Estimated Mt/a	Production/unit Planned Mt/a	Total Fleet Production Planned Mt/a
PC8000 Electric	6	30.1	25	150
L 2350	2	16.7	12.5	25
Total				175

Loading units were derated from planning to allow flexibility in the mine plan and to ensure that the operation does not operate with limited shovels.

Operating Hours

Relief operators are used for the hydraulic shovels; consequently, the shovels are manned and operated during lunch and breaks. Conversely, the L2350 loaders do not utilize a relief operator and are on standby during lunch and breaks.

Utilization of productive time is estimated at 83% for all loading units. Truck availability to shovel availability, also referred to as shovel wait time, is assumed to be 77% for the shovels and 75% for the L2350 loaders. Shovel wait time is part of queuing theory that accounts for the random arrival of trucks to the shovel, because of bunching that occurs following shift change, blasting, breaks, and other shift disruptions. Table 13.14 shows the operating hours for the shovels.

Table 13.12 shows the productivity for a PC8000 E shovel loading a Komatsu 980E haul truck based on an average rock density of 2.55 and a swell factor of 1.4. The PC8000 E shovel can load a Komatsu 980E truck in 3 minutes with 5 passes, assuming 35 seconds per shovel pass. Shovel productivities are shown for the Net Operating Hours (NOH) and Gross Operating Hours (GOH) both with and without containing moisture.

Table 13.12: PC8000 E Productivity Estimate
Item	Units	Value
Loader		PC8000E
Truck		Komatsu 980E
Bucket Capacity	m3	42
Bucket Capacity	tonne	75.6
Truck Capacity	m3	220
Truck Capacity	tonne	360
In Situ Bulk Density	t/m3	2.55
Bulk Factor		1.4
Loose Density	t/m3	1.82
Moisture & Carry Back	%	3.00%
Fill Factor		0.91
Effective Bucket Capacity	m3	38.34
Wet/Loose Density	t/m3	1.88
Tonnes/Pass	tonne	72.00
Theoretical Passes (Volume)		5.74
Theoretical Passes (Weight)		5.00
Actual Passes		5

Table 13.12: PC8000 E Productivity Estimate
Item	Units	Value
Truck Load	m3	191.7
Truck Load	tonne	360.0
Truck Fill % (Volume)		87%
Truck Fill % (Weight)		100%
Loader Cycle Time	seconds	35
Loader Spot Time	seconds	40
Load Time per Truck	seconds	180
Maximum Truck Loads per hour		20
Maximum Productivity	(wet t/adj. NOH)	7,200
Maximum Productivity	(wet t/NOH)	5,544
Maximum Productivity	(wet t/GOH)	4,618
Maximum Productivity	(dry t/GOH)	4,480
Maximum Productivity	(wt/yr)	31,032,305
Maximum Productivity	(wt/day)	85,020
Maximum Productivity	(dt/yr)	30,101,336
Maximum Productivity	(dt/day)	82,469

Similar operating hours and productivity estimates for a L2350 front-end loader were carried out. The L2350 FEL can 6-pass load a Komatsu 980E truck in 4.8 minutes assuming 50 seconds per FEL pass.

Table 13.19 shows the number of loading units by period.

Hauling

The Komatsu 980E-5 truck operated autonomously was selected for the feasibility study. Additionally, Komatsu has advanced the timeline for battery development for the 360 tonne trucks, making the larger trucks a better choice given the expectation to convert the vehicles to battery power at engine replacement.

Supplier literature was referenced for each truck’s empty vehicle weight (EVW) and gross vehicle weight (GVW). The difference between the GVW and EVW is the payload before accounting for material moisture. After accounting for 3% moisture, the payload, in dry metric tonnes, is estimated according to Table 13.13. The Komatsu truck 980E-5 truck is fitted with Komatsu’s DTSA light weight body which allows it to achieve additional capacity over a standard truck.

Table 13.13: Truck Payload
Item	Units	Komatsu 980E-5
Empty Vehicle Weight	t	265.1
Gross Vehicle Weight	t	641.0
Payload	t	380.0
less liner package	t	0.0
Less 3% moisture	t	11.4
Net Payload for Planning	t	368.6
Payload for Mine Planning		369

Estimated truck hours for a Komatsu 980E-5 truck are shown in Table 13.14. Mechanical availability is shown at 88% but varies over the truck’s lifecycle in 6,000-hour increments for productivity calculations. Due to winter operations, 10 down days are assumed which equates to 240 hours of annual weather downtime per year. Because the trucks operate autonomously, utilization of operating time is estimated at 90% and the trucks are only required to break for 30 minutes per day to fuel and 40 minutes per day to account for blasting.

Table 13.14: Equipment Hours
	Epiroc	Komatsu	Komatsu
Item	PV 271 Electric Drill	PC8000E Shovel	980E-5 Truck
Calendar Time
Days	365	365	365
Shifts per day	2	2	2
Shift Length	12	12	12
Calendar Time (hrs/year)	8,760	8,760	8,760

Table 13.14: Equipment Hours
	Epiroc	Komatsu	Komatsu
Available Time
Availability	79.70%	85.6%	89.70%
Down Time (hrs/yr)	1,778	1,261	902
Available Time (hrs/yr)	6,982	7,499	7,858
Gross Operating Time
Operating Standby – Internal (min/day)
Autonomous Stand By	-	-	13
Shift Change	30	30	-
Blast Delay	40	40	40
Fueling	40	30	30
Weather	36.5	40	40
Operating Standby (hrs/yr)	707	779	668
Gross Operating Hours (hrs/yr)	6,275	6,720	7,190
Net Operating Time
Utilization	75%	83%	90%
Operating Delay (hrs/yr)	1,569	1,122	719
Net Operating Hours (hrs/yr)	4,706	5,597	6,471
Net Operating Time
Truck availability to shovel	-	77%	-
Shovel Wait for Truck	-	1,287	-
Net Operating Hours (hrs/yr)	-	4,310	-

The supplier performance curves were utilized to develop speeds for grades between -10% and +10% in 1% increments. To limit the truck’s average speed and to account for interference, traffic control, acceleration, and deceleration, top speeds were applied to hauls according to Table 13.15.

Table 13.15: Top Truck Speeds
Gradient	Loaded (kph)	Empty (kph)
Flat	45	45
-10%	20	30

Average speeds by segment for the Komatsu 980E-5 truck are shown in Table 13.16. A 2% rolling resistance was assumed in estimating truck speeds.

Table 13.16: Average 980E-5 Truck Speed
Speeds (kph, adjusted)
Gradient	Loaded	Unloaded
-10	20.0	30.0
Flat	45.0	45.0
+10	11.0	25.0

An average fuel burn rate of 238 liters per hour was used to estimate diesel consumption. This rate includes a 4% reduction for autonomous haulage systems.

Truck fixed times by loading unit are shown in Table 13.17.

Table 13.17: Fixed Times
Item	Fixed Times
	PC 8000E Time (min)	L2350 Time (min)
Dump	1.5	1.5
Queue at Dump/Crusher	0.5	0.5
Load	3.0	4.8
Total Fixed Time	5.0	6.8

Mechanical availability was provided by the equipment suppliers in 6,000-hour increments. Table 13.18 shows the availability applied for the truck estimates which is based on the supplier estimates adjusted downward by 3% to account for items excluded by the equipment suppliers. Based on the supplier estimates, the autonomous trucks achieve 2.5% better mechanical availability than an equivalent manned truck (Table 13.18).

Table 13.18: Mechanical Availability
Year	Mechanical Availability
PP 1	90.5%
Yr1	90.5%
Yr2	89.5%
Yr3	89.5%
Yr4	88.5%
Yr5	88.5%
Yr6 +	87.5%

Hexagon MinePlan Schedule Optimizer (MPSO) was used to estimate the number of trucks required by period by setting up a haulage network within the software for all material sources and destinations. The outcome of the truck estimate is shown in Table 16.19.

Support Equipment

Support equipment includes track dozers, rubber-tired dozers (RTDs), front-end loaders (FELs), graders, water trucks, haul trucks, and excavators. The major tasks for the support equipment include:

Bench and road maintenance

Shovel support/clean-up

Blasting support/clean-up

MRSF maintenance

Stockpile construction/maintenance

Road building/maintenance

Pioneering and clearing work

A description of each support equipment type follows:

Large Track Dozer - 634 kW (Komatsu 475) – Two machines are estimated to be required primarily for MRSF and stockpile operations support. The large dozer is also ideally suited for concurrent reclamation activities later in the mine life.

Medium Track Dozer - 443 kW (Komatsu 375) – The number of dozers are estimated at 0.5 dozers per production blast hole drill and production shovel. The Komatsu 375 dozer fleet peaks at 6 machines starting in year 6. Their primary functions are to maintain pit floors, maintain dumps and stockpiles, build pit roads, and clean final pit walls.

Rubber-tired Dozer - 374 kW (Komatsu WD 900) requirements are estimated at approximately 0.5 RTD per shovel. Their primary function is to maintain shovel floors, provide drill pattern clean-up, clear rock spillage, and provide backup dump and stockpile maintenance. At peak, three WD 900s support six primary shovels and associated mining areas.

Motor Graders - 318 kW (Komatsu GD955-7) are estimated at approximately one grader per 7 trucks. Their primary function is to maintain roads, trolley ramps, dump areas, and pit areas. At peak, there are seven Komatsu GD955-7 graders that support a peak fleet of 40 Komatsu 980E-5 haul trucks. Grader numbers are relatively high due to extra grader effort required to support autonomous truck operations.

Water Trucks - 75,000 L (Komatsu 785) are estimated to be based on providing water to the drills and providing dust control for the shovel loading areas, dumping areas, and haul roads. During the winter season, from June to August, water trucks are lightly scheduled. They are primarily used for watering the drills and for fire patrol; nonetheless, even during the winter season roads become dusty. During December to February, when dust suppression requirements are at their highest, the water trucks are fully scheduled. At peak, the mine operates five water trucks.

Excavator - 120 tonne (Komatsu PC2000) – Two Komatsu PC2000 excavators are scheduled throughout the LOM. Its primary functions are to maintain haul roads, scale the pit walls as needed, pull shovel berms, excavate dewatering sumps, and provide backup to the Komatsu WA900-8 loader. Both these loading units can load the small 100 t haul trucks (Komatsu HD785-7).

Drill and Dozer Transporter – Due to limited mobility, the 74-tonne medium track dozers are transported between working areas using a 136-tonne capacity low-bed transport. The transport is also used to transport the 84-tonne PV271 drills and 115-tonne large track dozers.

Annual support equipment requirements are shown in Table 13.19. Table 13.20 outlines the mine personnel requirements during the preproduction phase and in Year 5 of operations.

Table 13.19: Equipment Numbers
Year	PV 271 Electric Drill	FlexiRoc D65 Drill	PC8000E Shovel	L2350 Loader	980E-5 Truck	475 Dozer	375 Dozer	WD900 RTD	955-7R Grader	785 Water Truck	PC2000 Excavator	WA900-8 Loader	HD785-7 Truck
PP-2	1	1	2	2	16	2	3	1	4	3	2	1	6
PP-1	3	1	4	2	20	2	5	2	5	3	2	2	6
Yr 1	4	1	4	2	22	2	5	2	5	3	2	2	6
Yr 2	4	1	4	2	25	2	5	2	6	4	2	2	6
Yr 3	4	1	4	2	30	2	5	2	6	4	2	2	6
Yr 4	4	1	4	2	32	2	5	2	7	4	2	2	6
Yr 5	4	1	4	2	32	2	5	2	7	4	2	2	6
Yr 6	4	1	5	2	36	2	6	3	7	5	2	2	6
Yr 7	5	1	6	2	37	2	6	3	7	5	2	2	6
Yr 8	5	1	6	2	38	2	6	3	7	5	2	2	6
Yr 9	5	1	6	2	38	2	6	3	7	5	2	2	6
Yr 10	5	1	6	2	40	2	6	3	7	5	2	2	6
Yr 11	5	1	6	2	36	2	6	3	7	5	2	2	6
Yr 12	5	1	6	2	33	2	6	3	7	4	2	2	6

Yr 13	5	1	6	2	33	2	6	3	7	4	2	2	6
Yr 14	5	1	5	2	33	2	6	3	7	4	2	2	6
Yr 15	3	1	4	2	27	2	5	2	6	4	2	2	6
Yr 16	3	1	3	1	18	2	4	2	4	3	2	2	6
Yr 17	2	1	2	2	19	2	4	1	5	3	2	2	6
Yr 18	2	1	2	2	18	2	3	1	4	3	2	2	6
Yr 19	2	1	2	2	16	2	3	1	4	3	2	2	6
Yr 20	2	1	2	2	15	2	3	1	4	3	2	2	6
Yr 21	1	1	2	2	13	2	3	1	4	2	2	2	6

Table 13.20: Mine Personnel
Description	Year -2	Year -1	Year 5
Salaried Personnel
OP Management	6	6	6
OP Operations O/H	31	32	32
OP Engineering	28	32	32
OP Geology	14	24	24
OP Maintenance	45	47	31
Total Salaried Personnel	124	141	125
Hourly Personnel
OP Operations O/H	24	24	24
OP Drilling	10	10	10
OP Loading	20	32	32
OP Hauling	31	35	43
OP Services	53	69	79
OP Maintenance	133	169	214
Total Hourly Personnel	271	339	402
TOTAL MINE EMPLOYEES	395	480	527

Auxiliary Equipment

Ancillary equipment includes miscellaneous pieces of equipment to support maintenance, mining, and mine engineering/geology activities. Supported maintenance activities include:

Field shovel maintenance

Bed repair

Parts loading/unloading, transport and warehousing

Field equipment recovery

Field equipment service and repair

Tire repair and rotation

Supported mine operation activities include:

Field drill support

Field shovel support

Breaking oversized rock

Support equipment and drill transport

Road maintenance

Crew transport

Equipment dispatching

Site engineering and geology support

Supported mine engineering and geology activities include:

Fleet management and automation

Short range and long range mine planning

Ore control

Mine geology

Surveying

Geotechnical monitoring

Table 13.21 provides the peak ancillary equipment requirements for the LOM.

Table 13.21: Auxiliary Equipment Requirements
Fleet Number	Type	Peak Number
Auxiliary Fleet 1	Mack 380 HP - 6x6 Boom Truck	1
Auxiliary Fleet 2	Liebherr LR 1100 – 100 tonne crawler crane	1
Auxiliary Fleet 3	Liebherr LTM 1120-4.1 crane - 120t mobile crane	1
Auxiliary Fleet 4	Liebherr LR 1250.1 crane - 250t crawler crane	1
Auxiliary Fleet 5	JLG 800 Series - Genie Mod. Z80-60 4WD boom lift	2
Auxiliary Fleet 6	Fuel/Lube truck	3

Table 13.21: Auxiliary Equipment Requirements
Fleet Number	Type	Peak Number
Auxiliary Fleet 7	Cat 236D3 skidsteer loader	1
Auxiliary Fleet 8	Flatbed Truck	1
Auxiliary Fleet 9	Cat TL1255 Telehandler	1
Auxiliary Fleet 10	CAT 416 Backhoe	1
Auxiliary Fleet 11	Komatsu PC360LC-11 excavator	1
Auxiliary Fleet 12	136 t Lowboy and Freightliner Truck	1
Auxiliary Fleet 13	CAT CS13GC Soil Compactor	1
Auxiliary Fleet 14	Light Plant	15
Auxiliary Fleet 15	Peterbuilt 348 water truck	2
Auxiliary Fleet 16	Tire Handler Truck	2
Auxiliary Fleet 17	Toyota Hilux 2.8 SR 4x4	27
Auxiliary Fleet 18	WA500-8 Cable Reeler	3
Auxiliary Fleet 19	Mercedes Benz Sprinter 516 Cdi Minibus 4325 19+1 Con Cámara	8
Auxiliary Fleet 20	Mechanic Truck	3
Auxiliary Fleet 21	Field Welding Service Truck	2
Auxiliary Fleet 22	Electric Forklift	2

Table 13.21: Auxiliary Equipment Requirements
Fleet Number	Type	Peak Number
Auxiliary Fleet 23	Rough Terrain Scissor Lift	3
Auxiliary Fleet 24	Rough Terrain Forklift 5t	3
Auxiliary Fleet 25	Electric Industrial Sweeper	1
Auxiliary Fleet 26	OTR Tire Handler Attachment & Tire Truck	1
Auxiliary Fleet 27	Sampling Truck	1
Auxiliary Fleet 28	Maintenance Software	1
Auxiliary Fleet 29	Laser Scan and Radar	2
Auxiliary Fleet 30	450 tph crusher	1

Copper Grade Control

Blast holes will be regularly sampled for assaying in the Los Azules laboratory. All blast holes in anticipated ore zones will be sampled for grade control; a portion of the holes in waste will also be sampled.

In addition to sampling for grade control, waste holes will be sampled for geochemical assessment to identify non-acid generating (NAG) material for use in road construction and civil works.

Slope Stability

Pit slopes will be monitored from the start of operations utilizing a combination of lasers and radars. The annual geotechnical budget accounts for a laser scanner, 2 radars, spare parts, 50 prisms, and geotechnical software. The geotechnical department along with their consultants will analyze information from the monitoring program to remediate instabilities and to adjust pit slope designs. Areas of high instability risk are prioritized for monitoring. The monitoring program is supplemented by routine inspections by the geotechnical team of the benches and crests for tension cracks or other signs of instability. Figure 13.24 provides an overview of the open pit monitoring strategy.

Figure 13.24: Open Pit Monitoring Strategy (SRK 2023)

End of Period Plans

Plans representing the mine schedule end-of-period positions are shown in Figure 13.25 to Figure 13.34.

Figure 13.25: Pit Configuration at the End of Year -2 (AGP 2025)

Figure 13.26: Pit Configuration at the End of Year -1 (AGP 2025)

Figure 13.27: Pit Configuration at the End of Year 1 (AGP 2025)

Figure 13.28: Pit Configuration at the End of Year 2 (AGP 2025)

Figure 13.29: Pit Configuration at the End of Year 3 (AGP 2025)

Figure 13.30: Pit Configuration at the End of Year 4 (AGP 2025)

Figure 13.31: Pit Configuration at the End of Year 5 (AGP 2025)

Figure 13.32: Pit Configuration at the End of Year 10 (AGP 2025)

Figure 13.33: Pit Configuration at the End of Year 15 (AGP 2025)

Figure 13.34: Pit Configuration at the End of Year 21 (AGP 2025)

Mine Decarbonization Strategy

McEwen Copper’s mission for the Los Azules Project is to become the world’s first carbon-positive copper mine, with a goal of achieving carbon neutrality by 2038. To meet this ambitious target, the operation must transition from diesel-powered equipment to electric alternatives, significantly reducing carbon emissions and minimizing the environmental impact of mining activities. The use of diesel currently contributes over 90% of the project GHG emissions footprint which makes this the main point of focus in meaningful reductions.

As part of the decarbonization strategy supporting the Los Azules 2025 Feasibility Study, AGP conducted a series of evaluations to identify the most effective material movement systems aligned with these goals. The initial focus was on loading equipment and blasthole drills, assessing commercially available and proven electric technologies as a low-risk path toward decarbonization. Following this, a series of trade-off studies were carried out, including:

A trolley trade-off utilizing 360-tonne class trucks.

A trade-off analysis of the Railveyor system was conducted following research into low-cost, low-carbon material handling solutions. While it emerged as a cost-effective and environmentally friendly option available, the decision to adopt it was ultimately deferred due to the high risk associated with being an early adopter of this emerging technology for large open pits.

A truck size, truck manufacturer, and manned vs. autonomous trade-off.

A trade-off analysis of conveyor haulage for waste from the pit.

Electrification Case

Electrifying the fleet presents the greatest opportunity to significantly reduce the project's carbon footprint by eliminating diesel use. Multiple trade-off analyses were conducted to assess the feasibility of electrifying blasthole drills and loading equipment. As a result, a substantial portion of the selected fleet has been electrified based on these evaluations.

Trolley Case

A screening evaluation was conducted to determine the optimal location and timing of trolley ramp segments throughout the project. The screening tool assessed each trolley line independently, based on the assumption that the haul trucks had already been converted to trolley.

As outlined in the 2023 Initial Assessment (2023 IA), trolley-assisted haulage can reduce the number of trucks required due to higher operating speeds on uphill grades and lower diesel consumption for the remaining fleet. Initial screening results indicated that implementing trolley systems could potentially reduce the haulage fleet’s carbon emissions by approximately one-third.

However, further evaluation of potential trolley routes was postponed until the detailed engineering phase, due to the time required for thorough analysis and screening. That said, recent advancements in trolley technology—such as side-connecting power systems introduced by several manufacturers are expected to simplify trolley relocation and reduce installation costs, thereby improving the overall economic viability of future implementations versus conventional overhead catenary power systems.

Railveyor Case

The Railveyor case study was based on a truck-and-shovel system delivering ore to an in-pit sizer, which then feeds material onto rail cars equipped with distributed drive systems for transport to the primary crusher. The proposed configuration required multiple interconnected systems and tracks operating in coordination, and the three subsystems were designed and analyzed as an integrated whole. However, due to the operational risks associated with deploying such a system on a greenfield project, combined with the limited number of large-scale installations and the scale required for Los Azules, this option was deferred for future consideration.

Truck Trade-off

Each of the prior cases is underpinned by a conventional truck-and-shovel operation, making the results of the truck fleet trade-off study applicable across all options. This study uses haul truck capital and operating costs based on data provided by equipment suppliers, along with insights into truck automation technologies.

The analysis focused on the largest available haul truck, the 360-tonne class, as well as the next two largest classes: 290-tonne and 230-tonne. Major suppliers, including Komatsu, Liebherr, and CAT, were asked to provide quotes for these three classes.

In addition to fuel consumption, the study considered the future potential of battery technology. While battery-electric haul trucks (BEHTs) are still in development, the 290-tonne class currently represents the largest viable option. However, production capacity for batteries with sufficient energy density, charge rates, and durability for haul truck applications is expected to take several years to mature. BEHT and or hybrid technologies are anticipated to evolve alongside growing support for trolley-assist systems, which would enable dynamic charging during operation.

Based on the trade-off analysis, the selected vehicle is a 360-tonne class truck equipped with automation. Automation is expected to enhance operational safety, improve fuel efficiency and tire life, and contribute to lower carbon emissions.

Conveyor Haulage of Waste

Samuel Engineering and AGP conducted an evaluation of conveyor haulage for transporting waste from the pit rim to the initial location of the North Mine Rock Storage Facility (MRSF). The study demonstrated that waste could be hauled to the rim, crushed using a large sizer to make it suitable for conveyor transport, and then conveyed to the waste dump, where it would be distributed using a truck and loader fleet. This approach showed significant potential for reducing operating costs and lowering carbon emissions.

Following the study, the MRSF location was shifted to a site northeast of the pit. As a result, further evaluation of conveyor haulage, including the potential integration of In-Pit Crushing and Conveying (IPCC) systems, was deferred to the detailed engineering phase.

Conclusion

Several opportunities remain to further reduce the carbon footprint of the Los Azules project and support the achievement of its sustainability goals. One such opportunity is the use of Hydrotreated Vegetable Oil (HVO), a drop-in replacement for fossil-based diesel. HVO can reduce carbon emissions from both stationary and mobile sources by up to 90%.

Conveyor haulage is another proven method for transporting material over long distances and steep gradients. Paired with in-pit crushing systems, there are viable locations within the pit where conveyors could be routed through bored tunnels to the processing facilities. This approach could significantly reduce the need for mobile equipment, operators, and associated carbon emissions.

Processing and Recovery Methods

introduction

The Los Azules Project will process copper ore from the Los Azules open pit mining operation at an annual throughput starting at 25 million tonnes of ore per year and increasing to 50 million tonnes of ore per year by Year 3 of the operation. The initial project phase and Reserves basis targets 1.023 billion tonnes of ore with an average total copper grade of 0.453% Cu with a soluble copper content of 0.312% Cu over a mining life of 20 years. The processing methodology selected for the project employs a hydrometallurgical recovery process which includes bio-heap leaching of crushed ore followed by solvent extraction/electrowinning (SX/EW) recovery of copper as LME Grade A cathodes for sale to industry.

The processing methodology selection process included several options considering the copper mineralization present at Los Azules and other factors. The deposit has very little copper oxide mineralization, however there is a high secondary copper mineralization (primarily chalcocite with some covellite and bornite) content found in the upper supergene portion of the deposit. The deposit also has a low content of potential by-products that are common with some copper deposits (gold, silver, molybdenum) with a small potential economic impact. Conventional milling and concentration (studies in the 2017 PEA) as well as emerging technologies for processing predominantly primary copper mineralized ore below the supergene layer (primarily chalcopyrite with some bornite) were considered. The assessment of these factors favors the bio-heap leaching methodology selected from an economic and capital intensity perspective.

The hydrometallurgical copper recovery approach also aligns most closely with the McEwen Copper environmental and social license strategies and objectives by lowering the project’s carbon footprint significantly across all scopes and reducing water usage by two-thirds or more compared to milling and concentrate production for downstream smelting to produce copper cathodes.

Bio-heap leaching is a mature technology for sulfide copper deposits with appropriate copper mineralogy, commercially practiced widely for over 50 years around the world and at sites like Los Azules in terms of altitude and climate. The most notable directly comparable larger commercial operations are Quebrada Blanca (Chile) and Zaldivar (Chile) which have successfully employed a similar processing strategy for several decades at high altitudes in the Chilean Andes.

A future Phase 2 project would target the longer-term, deeper and predominantly primary sulfide copper mineralization with the application of conventional sulfide milling and copper concentrate production for smelting (basis for Resource estimation as a suitable proven technology option) or use of Nuton® Technology (preliminary work and concepts are included in this study).

Nuton® Technology offers an opportunity to utilize the existing heap leaching process infrastructure and SX/EW facilities from the initial project and maintains the environmental and social advantages, which adds to the process selection rationale for the initial project.

Process design basis

The Processing Design Basis for the Los Azules Project is presented in Table 14.1 below.

Table 14.1: Process Design Basis
Operating Design Basis Criteria	Units	Value
Processing Operating Life	yr	22
Mining Operation	yr	20
Low Grade Stockpile Re-Handle	yr	21
Ore Feed
Overall Mineable Deposit - Reserves
Quantity	Mt	1,023
Grade (average)
Total Copper	%	0.453
Soluble Copper (acid soluble + cyanide soluble)%		0.312
Ore Throughput/Mine Schedule
Year 1
Annual	Mt/yr	25
Daily (92% overall availability)	t/day	75,000
Year 2
Annual	Mt/yr	37.5
Daily (92% overall availability)	t/day	112,000
Year 3-LOM
Annual	Mt/yr	50
Daily (92% overall availability)	t/day	150,000
Copper Recovery
Recoverable Copper Mined (total copper basis)%		74.5%
	kt	3,452
Heap Leach Process Efficiency Factor	%	95%
Copper Recovery to Cathode (total copper to cathodes)%		70.8%
Copper Cathode Production LOM	kt	3,279
Annual Copper Production to Cathodes

Table 14.1: Process Design Basis
Operating Design Basis Criteria	Units	Value
Year 1-5 (average)	t/yr	204,789
Life of Mine (average)	t/yr	148,175
Maximum	t/yr	233,000
Design Factor (unless specified otherwise)		1.15 x Nominal
Process Overall Availability (unless specified otherwise)%		92
Operating Days per Year	day/yr	365
Shifts per Day	-	2
Hours per Shift	hr	12
Operating Hours per Year, at availability	hr/yr	8,059

processing facilites and site layout

The Los Azules processing facilities include the following areas:

Three stage crushing, crushed ore stockpile & materials handling systems,

Agglomeration and ore stacking systems,

Heap leaching pad, solution distribution & recovery systems and solution management ponds,

SX/EW copper recovery plant and cathode handling,

Sulfuric acid plant, acid storage & distribution and sulfur storage & handling,

Offices, control room, maintenance shops & warehousing, and

Metallurgical laboratory for process control samples on-site

In addition, the associated contact and non-contact water management systems required for the processing areas are also included. The site layout considers McEwen Copper’s property ownership and mineral/surface rights and easements for permanent infrastructure.

Infrastructure related to processing includes temporary stockpiles for lower grade ore and primary copper mineralization materials are included.

Requirements for a future Phase 2 project have been considered, where practical to do so in terms of site planning, process design and layout in the initial project development phase. Where possible through the implementation of technology, on-site facilities and staffing has been minimized in favor of remote support.

A simplified Process Flow Diagram of the Los Azules Project is shown in Figure 17.1. The Processing Facilities Overall Layout is presented in Figure 17.2.

Figure 14.1: Simplified Process Flow Diagram (SE 2025)

Figure 14.2: Processing Facilities Layout (SE 2025)

process description & design basis

Copper Production Plan

Copper production is in the form of electrowon LME Grade A cathode. The copper production estimate is based on the metallurgical recovery estimates for each lithologic type in the Los Azules deposit to be mined (see Section 10) and the copper mineralogical grades (sequential assay fractions). Copper production also varies with the ore placement rate over the life of the mine. Soluble copper assays represent the oxide and secondary copper minerals (predominantly chalcocite/diginite with minor covellite) in the ore blocks. The incremental copper assay (portion of total copper assay that is not acid or cyanide soluble in the assaying technique) represents the primary copper mineralization (predominantly chalcopyrite with some bornite) present in the ore block. The combined assay is equal to the total copper assay for the block.

For the initial five years of operation, the soluble copper grade averages 0.650% Cu with a corresponding total copper grade of 0.770% Cu. The Life-of-Mine soluble copper grade averages 0.312% Cu with a corresponding total copper grade of 0.453% Cu.

Ore will be placed in Quarter 3 of Pre-production Year minus1 and leaching will commence by circulating PLS and generating leached copper in the PLS solution inventory copper tenor while the SX/EW plant construction is completed. Copper in solution inventory leached in Pre-production Year -1 will be produced in Year 1 of the operation. Copper recovery is based on a 3-year leaching period to recover copper in three active leaching cycles of 90-120 days.

The estimated Life-of-Mine copper production will average 148,175 tonnes per year and the initial five years of operation when ore grades are higher averages 204,789 tonnes per year. The estimated production maximum is achieved in Year 3 at 227,302 tonnes of copper cathode. The copper production profile for the Los Azules project is presented in Figure 14.3 below.

Figure 14.3: Mined Ore Grades to Leach Pad & Cathode Production (SE 2025)

Copper production in Operating Years 22 and 23 of the planned processing life is a result of the 3-year extended leaching time for all materials on the leach pad. Year 23 represents a partial year of operation.

Overall Process Description

The initial project focuses on conventional bio-heap leaching of the near-surface oxide and supergene copper mineralization using solvent extraction and electrowinning (SX/EW) to produce up to 235,000 tonnes of LME Grade A copper cathodes per year and varies depending on copper grades and ore throughput.

The project mining plan includes 21 years of operation and stockpile re-handling. Residual leaching continues for 22.3 total operating years. Ore throughput rates range from 25 million tonnes per year (75,000 t/day at ~92% availability) in the initial years up to 50 million tonnes per year (150,000 t/day at ~92% availability). The materials handling systems are designed to be expanded as throughput increases and deliver a crushed product feed to the leaching systems at a P80 of 19mm.

The Los Azules heap leaching pad will be developed over mine life in six (6) phases and is designed to hold up to 1.054 billion tonnes of ore. The initial Phase 1 pad and associated solution and water management ponds is designed for a capacity of 68.3 million tonnes of ore (approximately 2 years) before an expansion is required.

Sulfuric acid required for the leaching process and SXEW facility will be produced at the site in a packaged plant fed with imported elemental sulfur prill. The initial acid plant capacity will be approximately 372,000 tonnes per year of 98% sulfuric acid. The acid plant is also equipped with a steam turbine to cogenerate electric power from waste heat. As ore throughput increases, a second plant of similar size will be required.

The processing facilities are designed to produce 3,279 metric tonnes (7.23 billion lbs) of copper cathodes produced (~70.8% total copper recovery) over the project life. Cathode production varies annually based on ore grades and EW throughput is designed to accommodate a maximum of 240,000 t/yr.

Initial project development is expected to take 36 months. Initial ore processing will commence in Q3 of the final construction year (Year -1), with ore placed on the leach pad and leaching systems in operation. Approximately 12.5 million tonnes of ore will be placed in the six (6) months prior to project completion and EW plant start-up. This will necessitate the early commissioning of the crushing, stacking and leach pad areas along with the sulfuric acid plant. Leach solutions will be circulated to allow for a buildup of PLS solutions and grades prior to starting the SX circuit. Electrolyte solution copper tenor buildup is required prior to starting the electrowinning circuits and copper production by circulating electrolytes before starting the rectifier current ramp up.

Crushing, conveying and Ore Stacking Process

The three-stage crushing and screening system design and equipment supply considers a packaged design/supply delivery (excluding civil works) from Metso. Featured solutions in Metso’s Foresight™ family are the MP cones station and the Semi mobile primary gyratory (SMPG). Capacities range up to 15,000 tons per hour. These stations also bring top size control with a reduced plant footprint compared to similar crushing and screening plants. Material undergoes secondary/tertiary crushing and screening, then moves via overland conveyors to an agglomeration drum before stacking onto the heap leach pad.

The initial project construction expands crushing from 25 Mtpa (initial) to 50 Mtpa (Year 3). The general layout for the crushing systems is shown in Figure 14.4.

Figure 14.4: Crushing Systems General Layout (SE 2025)

Crushing and Screening Process

The Metso Foresight™ guiding design principle is to reduce concrete works to the largest degree and build a modular plant with a focus on ease of installation and associated site-activities, maximizing off-site work, as well as ease of relocation.

The SMPG station has a modular approach that focuses on a few different pillars to build an optimal station and minimize on-site installation requirements. The primary crushing process begins with haul trucks delivering blasted ore to the dump hopper, which discharges material onto an apron feeder. The dump hopper area is provided with a rock breaker for large material handling. The apron feeder delivers ore into the Superior MK-III 60’x110’ primary gyratory crusher at an F80 of ≈239 mm and a throughput of 8,754 mtph. The gyratory crusher reduces the material to a P80 of 145 mm, which is discharged onto the primary crusher discharge conveyor. The crushed material passes through a metal detector and magnet to remove any stray metal before being transferred via the stockpile feed conveyor to the crushed ore stockpile. The primary crushed ore stockpile is designed with a live capacity of eight (8) hours.

From the stockpile, three apron feeders each transfer 2,918 mtph of material to the secondary crushing feed conveyor. This conveyor delivers the full 8,754 mtph to two secondary crushing feed bins via the shuttle conveyor. Each bin is equipped with cut-off gates and apron feeders to regulate the flow of material to the downstream secondary screens.

Metso’s Foresight™ Secondary MP Cone Crusher Station. At the secondary screening stage, oversized material (P80 ≈ 171 mm) is directed to the two secondary cone crushers (Standard MP-1250), while undersized material (P80 ≈ 21 mm) reports to the first secondary undersize conveyor. The secondary cone crushers discharge material at a P80 of ≈39 mm, which combines with the screened undersize material on the tertiary crushing feed conveyor.

The tertiary crushing feed conveyor transfers 8,754 mtph of material to two tertiary crushing feed bins via the shuttle conveyor. From each bin, apron feeders deliver material to the tertiary screens. Oversized material (P80 ≈ 48 mm) is processed in the tertiary cone crushers (Short Head MP-1250), while undersized material (P80 ≈ 14 mm) reports to the tertiary undersize conveyor. Tertiary crusher product, discharged at a P80 of ≈20 mm, merges with the undersize material onto the tertiary product conveyor. From there, all tertiary circuit output is conveyed via an 1800m wide x 2km long overland conveyor to a transfer point and to the agglomeration feed bin indexing conveyor, which dispenses the ore feed into agglomerator bins. conveyors.

Agglomeration and Stacking Process

Crushed material is distributed from the agglomerator feed bins via dedicated feeders and conveyors to respective agglomerator drums. Ore agglomeration is initially conducted in two (2) rotary drum agglomerators w/ Gear Drive 4.6 m (15 ft) diameter by 15.2 m (50 ft) long.

Agglomerates are loosely balled fines attached to coarser material with acidified raffinate solution from the SX facility, without a binder. The agglomerate moisture target is 5%-8% with a feed ore moisture starting at ~3%. The acidified raffinate is generated at the SX raffinate pond and pumped to the agglomeration area. Acidified raffinate will include enough sulfuric acid to achieve a 6 kg acid/ore tonne initial cure addition as the ore is stacked onto the leach pad. The agglomerated ore is dispensed onto an 1800mm wide overland and then to an 1800mm x 1.8km long tripper conveyor running parallel to the leach pad area.

The stacking system is based on the commercially proven Terra Nova Technologies Standard Super Portable ® Conveyor 1800mm x 76m long portable stacking design and self-propelled components. Material from the overland tripper conveyor flows to a series of 30 self-driven mobile tracked conveyors, to an 1800mm x 33m long horizontal feed conveyor to a and ultimately reaching an indexing 1800mm x 85m long horizontal conveyor. The indexing conveyor delivers material to an 1800mm x 60m/69m telescoping radial stacking conveyor and retreats together as the layer of ore is placed for placement on the heap leach pad according to the stacking plan. As the indexing conveyor is fully retreated, one of the Super Portable conveyors is removed from the sequence (mobile power supply included) and the ore stacking process continues along a linear path.

Figure 14.5: Example Stacking System Operation (Terra Nova Technologies)

Future Expansion Plan

To support the planned increase in stacking capacity from 25 million tpa to 50 million tpa, expansions to initially installed systems will occur in two phases. Both the secondary and tertiary crushing circuits will see the addition of two feed bins, two screens, and two cone crushers. One set for each circuit will come online in Year 2 (to accommodate the increase to 37.5 million tpa) and then another in Year 3, with each system expanding to a total of four feed bins, screens, and cone crushers. The agglomeration system will similarly receive a duplication of key components including the feed bins, conveyors, and agglomerator drums by Year 3, totaling four of each piece of equipment in this circuit installed. Additional stacking conveyors are added over the life of mine to accommodate leach pad area expansions.

Heap Leaching Process

Heap leach processing will scale from 25 Mtpa (Year 1) to 50 Mtpa (Year 3), requiring periodic heap expansions and acid plant growth described in Section 15 of this report.

Heap leaching involves stacking crushed oxide and supergene material on a lined leach pad (~1,032 Mt capacity) in 9m to 10m lifts to a maximum 150m height over the lined area from the liner surface. The maximum overall height is restricted by geotechnical design to prevent the potential of liner failure due to deformation from excessive surface subsidence.

Sulfuric acid raffinate (5-10 g/L H2SO4) is applied, dissolving copper into pregnant leach solution (PLS), which is then processed through SX/EW to extract pure copper. The application rate is designed to be adjustable and averages 6 L/hr/m2 in the active leaching area. The system also allows for periodic rest cycles to help aerate the piles and minimize PLS dilution at the end of the planned leaching cycle.

Aeration to the leach pad is considered in the design. Initially, the ore layers are not sufficient to benefit significantly from aeration. In year 2-3, ten (10) high capacity aeration blowers (10,000 CFM or 17,000 m3/hr) low pressure air units packaged in containers for easy relocation to active leaching areas, are included. The air distribution system is the leach solution distribution piping left at each layer in the lift and new layers are added. Low pressure air is fed to the abandoned piping 2 or 3 layers below the top active layer. This design provides flexibility in the amount and locations where air is introduced. The design also minimizes aeration system compromises should piping collapse or become plugged experienced with permanent installations placed at the bottom area of the pads and inefficient distribution as the pile height increase over time. The system also allows for easy expansion and addition of units as required without major rework.

As the leach pad ore surface rises and expands in the valley, booster stations are required to maintain raffinate solution flow to the pad.

Solvent Extraction and Electrowinning (SX/EW)

Solvent extraction and electrowinning (SX/EW) is a two-stage hydrometallurgical process that first extracts and upgrades copper ions from low-grade leach solutions into a solvent containing a chemical that selectively reacts with and binds the copper in the solvent. The copper is extracted from the solvent with strong aqueous acid which then deposits pure copper onto cathodes using an electrolytic procedure (electrowinning). Approximately 20% of the worldwide production of copper is produced with this methodology (S&P Global copper market data).

Figure 14.6: Processing Area Layout (SE 2025)

The Los Azules copper SX/EW plant operates 365 days per year at 99% overall nominal availability to extract copper from the heap leach PLS. The high availability value considers that entire areas of the plant are not required to be shut down for maintenance and service as well as a 15% over-design for catch-up and short-term variations in capacity as needed.

The total PLS flow from the heap leaching system is expected initially be 2,400 m3/hr and increases to 4,800 m3/hr at the 50 Mtpa ore throughput rate.

Solvent Extraction (SX)

Solvent extraction is designed to take place across three extraction stages, two in parallel, one in series, followed by two stripping stages. This configuration of mixer settlers are identical across each of the four trains, Trains A through D. The solvent extraction plant initially comes online with three trains to process a lower PLS flowrate with a higher copper grade until Year 3. Train D is added to the process in Year 3 with the PLS flowrate to each train averaging 1250 m3/h, with an average copper grade of 5.38 g/L.

The solvent extraction facility consists of four (4) process trains with each train’s base design flow configuration as Series Parallel extraction as two (2) extraction mixer/settler units operating in series (ES) with a parallel mixer/settler (EP) to process PLS and two (2) stripping (S) mixer/settlers to recover copper to the electrolyte for copper electrowinning (configuration notation as 2ES + 1EP x 2S).

Each SX train can process up to 1,821 m3/hr (2,094 m3/hr design) PLS flow in the base series parallel configuration. Organic solution (mixture of a copper extractant chemical dispersed in a carrier diluent for volume) is introduced to the extraction stages where copper in the PLC is chemically adsorbed (loaded) by ion exchange onto the extractant. Depending on the PLS grade (dependent on ore throughput and copper grade) and required extraction reagent concentration (a maximum of 18% extractant is considered), each SX train can be operated in the following configuration with the piping design:

Series:(2ES x 2S) = 911 m3/hr PLS

Series Parallel:(2E + 1EP x 2S) = 1821 m3/hr PLS

All Parallel:(1EP+1EP+1EP x 2S) = 2,732 m3/hr PLS

Piping around the mixture settlers allows for reconfiguration of the settlers as well as space allowance installation of a wash settler, in the event of the introduction of an impurity in the process. Each train is also equipped with raffinate after settlers to collect organic solutions prior to the return of raffinate to the raffinate pond. Train A and B, as well as Train C and D, share two loaded organic tanks, a filter feed tank, and a collection tank. These tanks are FRP construction for material compatibility with the process conditions for both the conventional leach and Nuton® Technology additions and modular/pre-assembly construction considerations of a remote site.

Initially, only two (2) SX trains will be required with a third train added in Year 1 and a fourth train added in year two (2) as PLS flows increase with ore throughput to the leach pad increases over the first three (3) years of operation.

Each SX train also includes raffinate organic recovery with an after settler in each train to receive and remove entrained organic prior to advancement to the raffinate pond and recycle back to the leaching system.

An organic washing stage is not considered necessary due to low chloride and other contaminant content in the PLS, however space to include one per train in future has been considered (may be relevant in applying Nuton or other leaching technology in future).

Electrowinning

There are four tankhouses in the electrowinning circuits (Tankhouse A-D). Each tankhouse is equipped with 80 cells constructed of polymer concrete and 55 anodes/54 cathodes per cell. Each cell possesses its own cell hood to capture acid mist, which then feeds off-gas scrubbers that utilize raffinate to neutralize the acid mist. The electrowinning cells are designed to be fed 1,220 m3/hr of rich electrolyte with a concentration of 47 g/L of copper. A direct current voltage of 2.2 V is applied across the electrodes with a nominal current density of 320 A/m2 (maximum 360 A/m2) to achieve the deposition rate of copper based on incoming PLS copper content to SX.

Once the copper deposits onto the cathode, the cathodes are harvested on a weekly cycle via overhead cranes and then mechanically stripped with automated cathode stripping machines, one for each pair of tankhouse circuits, before being corrugated, bundled into 2,000 kg to 2,005 kg stacks, and weighed.

This facility produces a nominal 210,000 tonnes of LME Grade A copper cathode per year with a design maximum of 240,000 tonnes achieved by increasing the rectifier current output and cathode current density from 320 amps per square meter of plating area to 360 amps per square meter.

Sulfuric Acid Production

The initial acid plant capacity will be approximately 372,000 tonnes per year of 98% sulfuric acid. The acid plant is also equipped with a steam turbine to cogenerate electric power from waste heat. As ore throughput increases, a second plant of similar size will be required.

Instead of trucking acid, onsite sulfuric acid plants will convert elemental sulfur into sulfuric acid (98% concentration). The Los Azules project requires commercially available elemental sulfur to produce sulfuric acid on-site, a critical component for the heap leaching process. Approximately one (1) tonne of sulfur will is required to produce three (3) tonnes of sulfuric acid (100% concentration basis).

The strategic approach to sourcing sulfur (see Section 14.5.1 below) reduces reliance on externally sourced sulfuric acid, streamlines supply chain costs, and minimizes transportation emissions, restrictions and safety concerns. Additionally, sulfuric acid production aligns with Los Azules' commitment to carbon neutrality, ensuring a highly efficient and sustainable footprint, as the conversion of sulfur to sulfuric acid creates a carbon-free energy source.

A small amount of sulfuric acid will be required to be delivered to site to start-up the acid plant initially and off-set small peaks in requirements in excess of the acid plant production capacity.

The technology provider considered for the acid plant is Ballestra S.p.A. on a design/supply basis. The sulfuric acid plant contemplated for Los Azules employs Elessent (previously DuPont) Clean Technologies MECS® sulfuric acid technology. The MECS® Double Contact Double Absorption (DCDA) MECS technology achieves up to 99.93% conversion and SO₂ emissions in line with the most stringent environmental regulations.

Sulfuric acid requirements are based on an average gross acid consumption of 18 kg of 100% acid/tonne ore leached. In the SX/EW process, 1.54 tonnes of sulfuric acid are regenerated for every tonne of copper produced, which directly off-sets a portion of the leaching acid requirements. The purchased acid requirements therefore vary with copper production. Table 14.2 shows the estimated annual net acid requirements at Los Azules.

Table 14.2: Estimated Annual Net Acid Requirements
Operation Year	Acid Required (98% H2SO4) tonnes/year	Sulfur Required (≥95% S) tonnes/year	Acid Plant Capacity
-1	109,000	33,900	1 @ 370,000 tpa
1	110,000	51,800

Table 14.2: Estimated Annual Net Acid Requirements
Operation Year	Acid Required (98% H2SO4) tonnes/year	Sulfur Required (≥95% S) tonnes/year	Acid Plant Capacity
2	277,000	86,000
3	473,000	147,000	2 @ 370,000 tpa
4	585,000	182,000
5	628,000	195,000
6	609,000	189,000
7	657,000	204,000
8	665,000	206,000
9	646,000	201,000
10	655,000	203,000
11	677,000-	210,000
12	733,000	228,000
13	744,000	231,000
14	744,000	231,000
15	743,000	231,000
16	744,000	231,000
17	739,000	229,000
18	715,000	222,000
19	731,000	227,000
20	744,000	231,000
21	744,000	231,000
22	NA	NA

Acid required for start-up and make-up for annual requirements that exceed acid plant capacity. Up to 33,000 tonnes (Year 21) of acid in excess of the plant production capacity would be required in some years (4 years during the mine life) as imported from within Argentina, Chile and/or other sources.

The acid plant cogenerates steam for electric power up to approximately 13.6MW per acid plant module installation, offsetting 15-20% of site electricity demand.

Additionally, waste heat is recovered and used in the SX/EW process in the form of steam condensate for electrolyte and PLS solution is used for cooling water requirements to augment leaching solution temperature.

The acid plant design is specified to meet or exceed local and international standards for gaseous and mist type emissions. Acid plant emissions are regulated in Argentina under Federal Law 24051 – Fed. Decree 831/93 and San Juan Prov. Decree 1211/2007, Federal Law 24585 – Prov. Decree 1426/96 and Federal Law 24051 – Fed. Decree 831/93 and San Juan Prov. Decree 1211/2007. A summary of the applicable Standards is provided in Table 14.3 below.

Table 14.3: Acid Plant Emissions Standards Summary (various sources)
Argentinian Legislation	Units	Value
Ambient Air Quality Guideline Levels
Acid (H2SO4) Mist Concentration	mg/m3	0.006
Average Period	min	30
Acid (H2SO4) Mist Concentration	mg/m3	0.002
Average Period	min	480
SO2 Concentration	mg/m3	1,300
Average Period	min	120

Air Quality Guideline Levels
SO2 Concentration	ug/m3	850
Average Period	hr	1
SO2 Concentration	ug/m3	400
Average Period	hr	24
SO2 Concentration	ug/m3	80
Average Period	yr	1

Gaseous Emissions Standards
Acid Mist (H2SO4) at Surface Level	mg/s	2.00

Table 14.3: Acid Plant Emissions Standards Summary (various sources)
Acid Mist (H2SO4) at Chimney Height of 30m	mg/s	740.00

European Best Available Technology (BAT) Standards
Emissions into air	-
SO2	kg/t*	1.5-3.9
SO3 (Expressed as H2SO2)	kg/t*	0.1
H2SO4	kg/t*	0.1
Nox (Expressed as NO2)	mg/Nm3	< 30
CO2	%vol	0

US EPA CFR Standards	-
§ 60.82 Standard for sulfur dioxide	-
SO2 Discharge into atmosphere	kg/t*	< 2
§ 60.83 Standard for acid mist	-
Acid mist (H2SO4) discharge	kg/t*	< 0.075
Mist Opacity	%	< 10

World Bank Standards
Air Emission Levels for Sulfuric Acid Plants	-
SO2	mg/Nm3	450*
SO3	mg/Nm3	60*
H2S	mg/Nm3	5
NOx	mg/Nm3	200

PROCESSING REAGENTS

Significant reagents required for the various processing areas in sulfur for the acid plant feed, solvent extraction reagent loss make-up, and electrowinning copper quality control. These are summarized in the following Sections.

Sulfur

The expected sulfur requirements range from 60,000 tonnes per year initially to 237,000 tonnes per year depending on acid requirements that vary with copper production and ore throughput rates over the mine life (see Table 14.2 above).

Ellzey Zissos & Associates were contracted to analyze and recommend a sulfur supply strategy and pricing basis for elemental sulfur delivered to the Los Azules site. While sulfur is available in limited supply within Argentina from sour gas and refinery producers like YPF, the bulk of the requirements at Los Azules will be imported. The following information is from the marketing study completed by Ellzey Zissos & Associates and updated in August 2025.

Los Azules aims to establish a competitive advantage through an innovative sulfur supply strategy, the “Strategy”, prioritizing cost efficiency, advantaged & reliable supply, with an alignment on sustainability. This is important because, after years of balanced market conditions, the demand for sulfur is growing faster than the supply of sulfur, and the imbalance is projected to accelerate due to the energy transition. The world’s largest sulfur consumers are driven by agricultural economics and will leverage their buying power to secure resources, creating a disproportionate price and supply risk for smaller customers in the sulfur market.

A cornerstone of the Strategy is leveraging Canada’s vast and stable sulfur reserves, including 12 million tonnes of sulfur stored in blocks (sulfur blocks or block sulfur) to provide a reliable long-term supply. By combining the sulfur block reserves with other Canadian sulfur sources, including ongoing production operations, and leveraging the robust Canadian export infrastructure, Los Azules can mitigate risks associated with supply security, geopolitical instability and high sulfur price volatility. The ability to source sulfur at predictable and competitive rates addresses the Strategy’s mandate for cost efficiency and reliability.

Ellzey Zissos & Associates proposes that further enhancements may be achieved through co-purchasing synergies with other regional consumers. This requires further study and Ellzey Zissos is prepared to investigate this possibility for McEwen Copper.

To illustrate this, the entire supply chain from Fort McMurray to Los Azules was estimated and grouped into three categories. These categories are Remelt Supply Chain, Vessel Logistics, and Inland Argentine Supply Chain. The total supply chain costs from Fort McMurray to Vancouver are estimated at $197 USD/tonne. This means that when the Vancouver index reaches $197 USD/tonne, the blocks in Fort McMurray become competitive to the rest of the market. Logistical costs from Vancouver to Los Azules remain the same regardless of what product is purchased and as such are not part of this analysis.

Table 14.4: Sulfur Pricing Build-up (Ellzey Zissos & Associates August 2025)
Activity Fort McMurray Supply Chain to Los Azules	Unit Cost USD/Tonne	Category	Category Cost, USD/Tonne	Commentary
Purchase Price of Block (Historically under short term contract)	$20	Remelt Supply Chain	$197	The cost from Fort McMurray to Vancouver sets the cutoff price for when sulfur from Fort McMurray is at parity with the market price. This occurs around $197USD/Tonne.
Deblocking Cost and Loading to Trucks	$13
Trucking to Remelter	$78
Remelt Cost	$24
Prilling Costs	$12
Rail Freight To Vancouver	$30
Pacific Coast Terminals Cost (This Sum Up to this Point sets thee FOB Cost at Vancouver)	$20
Vessel Freight Vancouver to San Lorenzo	$26	Vessel Logistics	$29	Vessel Logistics are the same regardless of supply from Fort McMurray vs Vancouver
Demurrage at Vancouver	$3
Port Unloading	$15	Inland Argentina Supply Chain	$89	Inland Argentine Logistics are the same regardless of supply from Fort McMurray vs Vancouver
Demurrage at San Lorenzo	$3
Rail from San Lorenzo to Albardon	$24
Transload at Albardon to Trucks	$26
Trucking to Los Azules	$21

Total Cost, Fort McMurray Remelted Block Landed at Los Azules$315

For project assessment purposes, Ellzey Zissos & Associates proposes that McEwen Copper’s modelling uses a sulfur price of USD $315 per tonne, inclusive of transportation and handling costs to Los Azules. This pricing reﬂects a forecast based on current and historical market conditions, long-term Canadian supply agreements, and logistical efficiencies. Factoring in this cost ensures realistic ﬁnancial modelling and highlights the strategic value of utilizing stable, block-sourced sulfur in the Strategy.

A Monte Carlo analysis estimates a statistical range for sulfur cost delivered to Los Azules. The input parameters, the range of their costs, and the expected values for all input parameters are summarized in Table 14.5 and the simulation results are presented in Figure 14.10.

Table 14.5: Elemental Sulfur Supply Mote Carlo Simulation of Landed Pricing Assumptions (Ellzey Zissos & Associates August 2025)
Input Parameter	Commentary	Range Used (P10 - P90) USD/tonne	Expected Value, USD/tonne
Vancouver, FOB	Based on historical 20-year data se	$45 - $250	$138
Vessel Freight, 50kt Panamax	Based on sailing days, freight indexes and vessel costs / day	$14 - $40	$26
Demurrage Costs (Applied twice for both ports)	Based on a low case of 1 to 3 day and a high case of 4 to 7 days for a 50kt vessel	$2 - $4	$6
Offload Terminal San Lorenzo	Includes stevedoring, port fees, storage and warehousing for 1 month	$11 - $20	$15
Rail from San Lorenzo to Albardon	Based on PSA Rate1 of $0.018USD/tonne/KM base case for 1,200km.	$11 - $43	$24
Transload at Albardon	Based on sulfur transloads located in US Gulf, includes regular operations as well as capital recovery	$12 - $42	$26
Trucking from Albardon to Los Azules	Based on PSA Rate1 of $0.063USD/tonne/KM base case for 1,200km for a route between 250 - 300km	$11 - $31	$21

Table 14.5: Elemental Sulfur Supply Mote Carlo Simulation of Landed Pricing Assumptions (Ellzey Zissos & Associates August 2025)
Input Parameter	Commentary	Range Used (P10 - P90) USD/tonne	Expected Value, USD/tonne
Expected Value	The Sum of the of Simulation Outcomes / The Number of Simulations		$256 (P61)

P10	The value below which 10% of the simulated outcomes fall		$169
P50	The value below which 50% of the simulated outcomes fall		$236
P80	Recommended Value		$315
P90	The value below which 90% of the simulated outcomes fall		$385

As part of the recent work completed for McEwen Copper, the landed cost for sulfur was based on inland rates provided by PSA on December 11, 2024. These values were supplied for rail ($0.018USD/tonne/KM) and for trucking ($0.063USD/tonne/KM) and consider a return trip from source to destination. It should be noted that these rates are typically lower than comparable rates over comparable distances, and as such, a degree of caution was applied in their use in the model to account for this.

Figure 14.10: Sulfur Landed Costs Probability Assessment (Ellzey Zissos & Associates Aug 2025)

Solvent Extraction Reagents

SX Organic Diluent & Extractant Make-up

The solvent extraction process will have natural losses of the organic solutions (diluents and active extractant) because of entrained losses to the raffinate and electrolyte process streams. Modern solvent extraction mixing and settling technology design has been able to minimize but not eliminate the physical losses. Recovery of losses from the raffinate pond and electrolyte stream is considered in the facilities design which also help to reduce these losses.

The volume of losses is directly proportional to the SX PLS flowrate (and resulting raffinate discharged) processed. The net loss after recovery at Los Azules is expected to be 15ppm of organic solution. The make-up requirements for the project vary over time as ore throughput increases and SX capacity also increases. Average extractant concentration (Solvay M5640 or similar) also varies with copper transfer (production) from 18% in the early years where PLS flows are lower and copper grades are high to 16% when PLS flows are higher and copper grades are lower. SX diluent is Shell GTL G80 or a similar product.

Table 14.6 shows the annual average make-up requirements for the SX reagents over the project life span.

Table 14.6: Average SX Reagent & Diluent Make-up Requirements
Operation Years	Number of SX Trains in Service	Total SX Flowrate (m3/hr)	Diluent Usage (m3/y)	Extractant Usage (kg/y)
1-2	2	2,400	325	70
3-LOM	4	4,800	650	140

Organic Solution Clay Treatment

Montmorillonite clay or a similar product will be used in the clay treat system to process recovered organic and maintain separation kinetics in the SX plant. Expected usage is 1-2 kilograms per m3 of solution treated with an annual average usage of up to 5 tonnes of commercial grade montmorillonite clay or similar product to process 2,500 m3 of organic solution per year.

Electrowinning Reagents

Cobalt Sulfate

Cobalt sulfate is added to the electrowinning electrolyte to stabilize the lead anode corrosion layer and minimize flaking and spalling which causes lead impurities in the copper cathode product if uncontrolled. The usage is determined by losses from the electrolyte system bleed to maintain other deleterious components transferred from the SX operation (physically or chemically). Expected usage is described below.

Table 14.7: Cobalt Sulfate Usage
Parameter	Units	Value
Electrolyte Concentration Target (Co)	ppm	120
Electrolyte Bleed (per 4 SX trains)	m3/hr	20
Dosage (CoSO4 •7 H2O)	kg/day	19
Usage	kg/yr	6,935

Guar Gum

Guar gum is added to the electrowinning electrolyte solution as a smoothing agent for the copper plating onto the cathode surfaces and a short circuit inhibitor (dendritic preferential copper deposition growths that occur from contaminants occluded into the cathode. Excessive surface roughness and dendritic growths are sources of contamination from lead flakes, solution entrapment, and other contaminants present in the electrolyte solution. The expected usage for a well-operated facility is described below.

Table 14.8: Guar Gum Consumption Estimates
Parameter	Units	Value
Additive Rate	gm/t Copper	250
Usage (depending on cathode production)	kg/day	120 - 160
Annual Usage	t/yr	43.8 – 58.4

Guar gum is expected to be delivered in 20kg sacks on 1 tonne pallets.

Acid Mist Control Foaming Agent

Based on input from the electrowinning technology providers and the acid mist control system included in the cell and tank house design, a foaming agent may be required to ensure compliance with industrial hygiene and acid mist emissions standards. The surfactant foaming agent acts as a physical barrier on the surface of the electrowinning, trapping the electrolyte droplets within the foam bubbles. As the electrolyte drains from the foam back into the main solution, the acid mist is effectively suppressed.

Examples of foaming agents in commercial:

CAL FAX DBA-70: A mist suppressant often used in copper electrowinning.

Licorice and saponin: Examples of foaming agents used in zinc and copper electrowinning.

BASF Pluronic F67: A nonionic surfactant that has been shown to be effective in reducing sulfuric acid mist in copper electrowinning.

NOTE: 3M Acid Mist Suppressant FC-1100: Formerly was a commonly used foaming surfactant, but its production has been discontinued due to environmental concerns.

The Los Azules electrowinning system considers the use of licorice extract currently at a dosage rate to maintain a 3ppm concentration replacement for a usage of approximately 0.5 tonnes per year.

PROCESS STAFFING & LABOR

A comprehensive staffing plan for the process areas operations and maintenance was developed by McEwen Copper and compared to similar plants and operations in Chile during visits. A summary of the staffing plan from Pre-Production ramping up to the expected LOM is presented in the Table below.

Table 14.9: Process Operations & Maintenance Staffing Plan
PROCESS OPERATIONS STAFFING PLAN		Schedule	Pre-Production			Operation
AREA	Category	Days on/off	Yr -3	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	LOM
Admin	Process Manager.	8X6	-	1	1	1	1	1	1
	Process Assistant.	8X6	-	-	1	1	1	1	1
	Area Total		-	1	2	2	2	2	2
Acid Plant	Acid Plant Superintendent	8X6	-	1	1	1	1	1	1
	Head Of Acid Plant Operations	8X6	-	-	-	-	-	-	-
	Acid Plant Process Engineer	8X6	-	-	1	1	1	2	2
	Chemical Analyst Acid Plant	8X6	-	-	-	-	-	-	-
	Sr. Supervisor of Acid Plant Shift	14X14	-	-	4	4	4	4	4
	Acid Plant Control Room Specialist	14X14	-	-	4	4	4	4	4
	Plant Operator and Control Room	14X14	-	-	4	4	4	8	8
	Plant Operator / Acid Plant Boiler.	14X14	-	-	2	2	2	4	4
	Equipment Operator Acid Plant.	14X14	-	-	4	4	4	8	8
	Head Of Electrical Mtce and Instr	8X6	-	1	1	1	1	1	1
	Eng. Mtce Automation and Control	8X6	-	-	1	1	1	2	2
	Sr. Supervisor Electrical and Instr	14X14	-	-	2	2	2	2	2
	Electrical And Instr Technician	14X14	-	-	4	4	4	8	8
	Head Of Mechanical Mtce and Planning	8X6	-	1	1	1	1	1	1
	Supervisor Sr. Acid Plant Mechanic.	14X14	-	-	-	-	-	2	2
	Special Technician Acid Plant Mechanic.	14X14	-	-	4	4	4	8	8

Table 14.9: Process Operations & Maintenance Staffing Plan
PROCESS OPERATIONS STAFFING PLAN		Schedule	Pre-Production			Operation
	Technician/Welder Acid Plant.	14X14	-	-	2	2	2	2	2
	Acid Plant Planning Engineer	8X6	-	-	1	1	1	1	1
	Area Total		-	3	36	36	36	58	58
Metallurgy	Superintendent Metallurgy and Laboratory	8X6	-	1	1	1	1	1	1
	Head Of Metallurgy and Laboratory.	8X6	1	1	1	2	2	2	2
	Metallurgical Engineer	8X6	-	-	1	2	2	2	2
	Metallurgy Supervisor.	8X6	-	-	1	2	2	2	2
	Metallurgy Operator	14X14	-	-	4	8	8	8	8
	Area Total		1	2	8	15	15	15	15
Laboratory	Chemical Laboratory Superintendent	8X6	-	1	1	1	1	1	1
	Chemical Laboratory Supervisor.	8X6	-	1	2	2	2	2	2
	Laboratory Specialist Chemist	14X14	-	-	4	4	4	4	4
	Laboratory Operator Chemist	14X14	-	-	20	20	20	20	20
	Area Total		-	2	27	27	27	27	27
Operations	Process Operations Superintendent	8X6	-	1	1	1	1	1	1
Crushing	Sr. Crush, Transport & Agglom Supervisor	14X14	-	-	4	4	4	4	4
	Plant Crush and Stacking Operator	14X14	-	-	24	24	28	32	32
	Specialist In Crush, Transport and Agglom	14X14	-	-	4	4	4	4	4
Leaching	Head Of Leaching	8X6	-	-	2	2	2	2	2
	Leaching Planner	8X6	-	-	2	2	2	2	2
	Jr. Leaching Supervisor.	8X6	-	-	2	2	2	2	2
SX	LIX Plant Operators.	14X14	-	-	16	24	24	24	24
	Supervisor Sr. SX	8X6	-	-	-	2	2	2	2

Table 14.9: Process Operations & Maintenance Staffing Plan
PROCESS OPERATIONS STAFFING PLAN		Schedule	Pre-Production			Operation
	SX Plant Operator.	14X14	-	-	-	12	12	12	12
	Control Room Specialist LIX-SX-EW	14X14	-	-	-	4	4	4	4
EW	Supervisor Sr. EW And Cathode Yard	8X6	-	-	-	2	2	2	2
	EW Plant Operator.	14X14	-	-	-	12	12	12	12
Ancillary	Water Treatment Plant Supervisor	8X6	-	2	2	2	2	2	2
	Plant Water Treatment Plant Operator.	14X14	-	4	4	4	4	4	4
	Area Total		-	7	61	101	105	109	109
Process	Process Maintenance Superintendent	8X6	-	1	1	1	1	1	1
Maintenance	Head Of Electrical and Instrumentation.	8X6	-	1	1	2	2	2	2
	Sr. Electrical Supervisor	8X6	-	-	2	2	2	2	2
	Supervisor Jr. Mtce Electrical Process.	14X14	-	-	2	4	4	4	4
	Electrical Technician Process.	14X14	-	-	4	8	8	8	8
	Sr. Supervisor Instrumentation and Control	8X6	-	-	2	2	2	2	2
	Process Control Technician.	14X14	-	-	2	4	4	4	4
	Head Of Mechanical Maintenance Planning.	8X6	-	1	1	2	2	2	2
	Planning Engineering	8X6	-	-	2	2	2	2	2
	Sr. Mtce Mechanical Supervisor	8X6	-	-	2	2	2	2	2
	Jr. Mtce Mechanical Supervisor	14X14	-	-	2	4	4	4	4
	Process Mechanical Technician.	14X14	-	-	8	12	16	20	20
	Area Total			3	29	45	49	53	53
	STAFFING TOTAL		1	18	163	226	234	264	264

PROCESS WATER REQUIREMENTS

Process water requirements for the processing areas is shown in Table 17.10 below. The peak water usage is 417.5 m3/hr (116 L/s).

The heap leach is the most significant water consumer in the processing area and varies with ore throughput to the leach pad. The leaching system requires freshwater make-up to account for ore moisture retention and evaporation losses. Water make-up to heap leach is designed to utilize contact water from the various contact water ponds around the site and mine dewatering pumped to the SX/EW raffinate pond, with fresh water addition as required. Values in Table 14.10 are also net of acid addition and precipitation/snow melt collection in the pad and pond area. The SX/EW bleed requirements are also directed to the raffinate pond and consumed in the leaching process, consequently net water requirements for leaching are reduced.

Table 14.10: Process Fresh Water Annual Consumption by Area
YEAR	Leaching	Acid Plant	SX/EW	Total
	m3/hr	m3/hr	m3/hr	m3/hr
-2	0.0	0	0	0.0
-1	85.6	12.5	12.5	110.6
1	171.2	25	12.5	208.7
2	256.8	25	25	306.8
3	342.5	25	25	392.5
4	342.5	50	25	417.5
5	342.5	50	25	417.5
6	342.5	50	25	417.5
7	342.5	50	25	417.5
8	342.5	50	25	417.5
9	342.5	50	25	417.5
10	342.5	50	25	417.5
11	342.5	50	25	417.5
12	342.5	50	25	417.5
13	342.5	50	25	417.5
14	342.5	50	25	417.5

Table 14.10: Process Fresh Water Annual Consumption by Area
YEAR	Leaching	Acid Plant	SX/EW	Total
	m3/hr	m3/hr	m3/hr	m3/hr
15	342.5	50	25	417.5
16	342.5	50	25	417.5
17	342.5	50	25	417.5
18	342.5	50	25	417.5
19	342.5	50	25	417.5
20	342.5	50	25	417.5
21	329.1	50	25	404.1
22	60.0	25	25	110.0
23	40.0	0	12.5	52.5

PROCESS POWER REQUIREMENTS

Processing Power Requirements

Process power requirements for crushing, leaching, acid plant and SX/EW plant are shown in Table 14.11 below. The electrowinning area is the most significant power consumer and varies with copper produced. Waste heat from the acid plant is used to generate power. Excess power is transmitted to the site distribution network for use where required.

Table 14.11: Processing Areas Annual Power Demand & Consumption
YEAR	Demand MW			Consumption MWh
	Processing	Co-Gen*	Total	Processing	Co-Gen*	Total
-2	0.0	0.0	0.0	0	0	0
-1	23.5	(3.4)	20.1	171,348	(25,420)	145,928
1	111.0	(13.6)	97.4	786,705	(14,187)	772,518
2	117.2	(13.6)	103.6	924,841	(57,045)	867,796
3	117.3	(13.6)	103.7	881,187	(194,778)	686,409
4	135.0	(27.2)	107.8	853,603	(122,076)	731,527
5	130.0	(27.2)	102.8	851,224	(129,346)	721,878
6	129.9	(27.2)	102.7	793,568	(129,763)	663,805
7	120.6	(27.2)	93.4	803,704	(139,871)	663,833
8	122.3	(27.2)	95.1	825,461	(138,094)	687,367
9	125.9	(27.2)	98.7	884,203	(134,280)	749,923
10	134.2	(27.2)	107.0	857,921	(135,270)	722,651
11	129.8	(27.2)	102.6	791,423	(139,855)	651,568
12	118.6	(27.2)	91.4	772,940	(151,454)	621,486
13	115.5	(27.2)	88.3	752,444	(154,677)	597,767
14	111.8	(27.2)	84.6	779,667	(158,252)	621,415
15	116.0	(27.2)	88.8	748,877	(153,504)	595,373
16	110.6	(27.2)	83.4	784,622	(158,875)	625,747
17	116.3	(27.2)	89.1	812,919	(152,640)	660,279
18	121.0	(27.2)	93.8	794,092	(147,704)	646,388
19	117.8	(27.2)	90.6	770,574	(150,988)	619,586
20	113.9	(27.2)	86.7	691,064	(155,090)	535,974
21	101.7	(27.2)	74.5	98,265	(160,647)	(62,382)

Table 14.11: Processing Areas Annual Power Demand & Consumption
YEAR	Demand MW			Consumption MWh
	Processing	Co-Gen*	Total	Processing	Co-Gen*	Total
22	12.3	0.0	12.3	54,600	0	54,600
23	6.0	0.0	6.0	0	0	0

*Note: Co-Generation from acid plant waste heat recovery

Emergency Power

Backup 20 MW diesel generators ensure critical systems, primarily raffinate leach solution recirculation, and occupied buildings and offices remain operational. Diesel fuel storage for up to 72 hours is maintained on site, which can be extended with mining equipment fuel rationing or cessation.

The electrowinning rectifiers are equipped with trickle power diesel generators to maintain circuit polarity during short term outages. Longer term outages greater than 8 hours without re-fueling would require circuit shutdowns and electrode isolation.

The camp area has installed emergency diesel power generation for that area to assure occupied facilities, and human requirements are maintained in outages.

adequacy statement ON SECTION 14

The QP believes the design criteria, processing methodology, facilities and equipment selections and descriptions of the processing areas are appropriate and consistent with other similar current operations and studies for similar projects. Given the mature and commercially proven nature of the processing technologies considered, large scale piloting is not deemed to be meaningful or necessary.

Equipment selections are based on vendor proposals/consultations and appropriate process modeling. The information is suitable for use in establishing reasonable prospects for eventual economic extraction for the Mineral Reserves and Resources considered, the mine plans, cost estimates and financial analysis included in this Report.

infrastructure

introduction

The Los Azules Project is in San Juan Province, Argentina, in a remote, mountainous region of the Andes, at an elevation of approximately 3,600 meters above sea level (mASL). Given its isolated location, the development of infrastructure is critical for successful project execution.

This section covers key infrastructure components, including:

Access to Los Azules and Transportation (Road Networks & Logistics)

Power Supply to Los Azules (YPF Luz)

Mine Rock Storage Facility (MRSF), Low-grade Ore Stockpile, and Primary Ore Stockpile (KP)

Camp Facilities (by McLennan Design)

Water Supply (B&W)

Heap Leach Pad (KP)

Regional Connectivity and Infrastructure

The nearest major supply and service hub is Mendoza, located 275 km by road from Calingasta (Figure 15.1). Mendoza Serves as a logistic center for fuel, sulfur and industrial materials, and hosts Argentina’s largest international airport in the region (MDZ). The city also houses YPF’s Luján de Cuyo refinery, which processes 113,200 barrels per day of crude oil, including desulfuration and fuel production relevant for mining operations.

Other important regional centers include:

San Juan (UAQ): The provincial capital, a secondary regional airport and mining support hub.

Santiago, Chile: Located 270 km southwest (400 km by road from Calingasta), a key trade and transport link to Chilean ports.

The Los Azules project requires robust transport infrastructure for the movement of materials, equipment and final product (copper cathodes). The project’s export options include both Argentine and Chilean Ports:

Argentine Inland Port: Rosario (via road or rail transport through the Cañada Honda depot in San Juan)

Chilean Seaports: Valparaiso, Ventanas, San Antonio and Coquimbo in Chile.

Figure 15.1: Regional Infrastructure (Google 2025)

Figure 15.2: Overall Site Layout (SE 2025)

Logistics for Copper Cathode Transport

Copper cathodes will be transported south via RP 149 to Uspallata, and then to Chile over RN 7 towards one of the three major ports. The distances from RN 149-RN 153 junction (near Barreal) to these ports are:

Ventanas: 380 km

Valparaíso: 410 km

San Antonio: 440 km

Most of this distance is paved, except for 37 km of gravel road on RN 149 in Mendoza Province. This segment is passable year-round, and there is a high likelihood that it will be paved before the project is fully developed.

access to los azules

The Los Azules Project currently has two existing access roads.

Primary Access – Exploration Road: the main site access, upgraded for larger vehicles, but limited to seasonal use at present.

Secondary Access – Southern Road: a longer but lower-altitude alternative route, identified for year-round operations and requiring upgrades for operational logistics.

The Exploration Road will be upgraded further to allow for construction and operations use. Three Sections have been developed to allow concurrent improvement. Section 3 of the road follows a new route to avoid high mountain passes and glaciers along the current path.

Figure 15.3 provides an overview of the access routes and regional infrastructure.

Figure 15.3: Existing Access & Infrastructure (ACMSA, 2022)

Existing Access Roads

Los Azules Road (Main Site Access via Exploration Road)

This is the main access route, connecting Calingasta to the Project site via a 124 km gravel road. The Project is currently accessed from San Juan via National Route (RN) 40 for 58 km, turning west on Provincial Route (RP) 436, and continuing west along National Route (RN 149) to Calingasta. From there, the Exploration Road leads to the project site, crossing eight rivers and two high-altitude mountain passes, La Totora high pass (4,170 mASL) and Cabeza de Leon High Pass (4,300 mASL) before arriving at the Project location at 3,390 mASL.

The road follows the Calingasta and Frio River valleys, providing direct but challenging access to the project site. Due to its high elevation, switchbacks and exposure to extreme weather, access is limited to seasonal use.

In 2022-2023, upgrades were made to accommodate larger vehicle traffic, improving safety and efficiency. However, the route remains vulnerable to snowfall and weather disruptions, limited its suitability for year-round logistics. This road will continue to be maintained to provide seasonal site access for exploration, powerline infrastructure and emergency response, while a longer but more stable route will be used for continuous operations. Photos of the existing access are shown in Figure 15.4.

Figure 15.4: Existing Access Road Photos (McEwen, 2023)

Southern Road (Alternative, Year-Round Route)

The Southern Road is a longer alternative route (192 km from Barreal), that follows Provincial Routes 400 and 402 before reaching the project site. It runs through a lower elevation corridor, avoiding the extreme high-altitude passes of the Exploration Road, and making it more suitable as an alternate emergency route for emergency operations needs and critical materials and supplies.

Future Access Road

A new access route has been designed to further optimize transportation logistics and replacing the Northern Road project from the 2023 IA. This future road will integrate:

Existing provincial roads

Upgraded mining roads

New road sections

The road begins at Provincial Route No. 12 (RP12), located north of Calingasta, and bypasses the urban area to minimize local traffic impact. It then extends westward, crossing the Los Patos River and navigating through rolling terrain before reaching a complex section where it shifts south, crosses the Calingasta River, and resumes in an east-west direction until reaching the former La Alumbrera mine. This section, approximately 35 km long, is part of the public road network.

Beyond La Alumbrera, the road transitions into a private mining access road that continues through the rugged mountainous terrain of the Calingasta department. The route follows the Calingasta River valley, navigating steep slopes with active rockfall zones. To ensure safe passage, the road elevation remains above flood levels while alternating between riverbanks based on geological and design constraints.

The highest point of the route is near La Totora Pass (4,170 mASL), where a series of switchbacks will facilitate altitude gain. The road then descends along the Cerrado River valley before reaching the confluence of the Valle Hermoso and Cerrado rivers. From this point, it turns northwest, following the Valle Hermoso River, with additional switchbacks before finally turning southwest to connect with the internal mine road.

The road is optimized for mining logistic and heavy transport, and designed with geotechnical stability and drainage infrastructure, compliant with Argentine and international road safety standards.

Figure 15.5 shows the planned Future Access Road Alignment.

Figure 15.5: Future Access Road (McEwen, 2025)

POWER SUPPLY TO LOS AZULES

Power will be supplied from the Argentinian grid via the Calingasta Transformer Station (ET Calingasta) 500/220/132 kV. A double-circuit 220 kV overhead transmission line will extend 122 km long from ET Calingasta to the Los Azules Substation (ET Los Azules) 220/24.9 kV. At high altitudes, overhead transmission lines must be designed for a higher nominal voltage than their operating level (e.g., a 500 kV line operated at 220 kV). The reduced air density at elevation lowers the dielectric strength of air, increasing the risk of electrical breakdown. To mitigate this, phase-to-phase distances must be increased, which in turn raises the line reactance. Consequently, voltage drop becomes a critical design factor.

Initially, the project will require approximately 39/36 MW (gross/net demand), in year -1, increasing to a peak of 157/129 MW (gross/net demand) in year 10 as the processing facilities are expanded and mine power requirements increase over time. System design considers gross demand; net load includes acid plant generation capability. The net calculated load over time, and co-generation from the acid plant waste heat turbines is shown in Figure 15.6. The calculated energy consumption for the project by major area is shown in Figure 15.7.

Figure 15.6: Calculated load over time. (SE 2025)

Figure 15.7: Annual Energy Consumption by Area (MWh) (SE 2025)

YPF Luz will expand the existing ET Rodeo 500/132 kV substation to interconnect with the 500 kV Rodeo-Calingasta transmission line, which currently operates at 132 kV but was originally designed for 500 kV. Figure 15.8 shows the regional infrastructure for electric power transmission to the Los Azules site and upgrades.

Figure 15.8: Regional Power Infrastructure and Proposed Upgrades/Construction (McEwen 2025)

The engineering phase for power supply infrastructure is ongoing. Power infrastructure will comply with Argentine (IRAM, IEC) and international electric standards. Engineering accounts for seismic risk, high-altitude conditions up to 4200 mASL, and extreme temperatures. The Environmental Impact Assessment (IIA) includes studies for electromagnetic field exposure, transmission corridor impact, and mitigation strategies. Permitting and regulatory approvals are in progress, with the need for a Sectorial Environmental Permit before construction begins.

YPF Luz and McEwen Copper completed a Memorandum of Understanding (MOU) outlining the intended terms to provide power for the Los Azules Project (YPF Luz, 2024). A rate of $0.064/kWh based on a minimum 15-year term is considered in this Feasibility Study based on the terms of this agreement reached in May 2025.

The MOU with YPF Luz also includes the installation of the sub-station at Calingasta and transmission line to the site. The investment cost recovery scheme has been agreed between YPF Luz and McEwen Copper in May 2025.

Backup power will be supplied to offices, camps, and transport systems within the Heap Leach Pad and Electrowinning circuit, as required to support area loads. There will be distributed backup generation at each project location as required.

Additionally, the on-site sulfuric acid plants will be outfitted with a steam cogeneration power plant for electricity generation from the heat and off-gasses. This will provide approximately 20% of the site requirements during operation. Two steam turbines will provide self-generation capacity of 13.1 MW each.

MINE ROCK STORAGE FACILITIES, LOW-GRADE STOCKPILE, AND PRIMARY MATERIAL STOCKPILE

Introduction

The Mine Rock Storage Facilities (MRSF) at Los Azules include the Northeast and South MRSF. The South MRSF is primarily designed to store pit overburden, while the Northeast MRSF will accommodate excess overburden and mined waste rock.

The low-grade ore stockpile will temporarily store low-grade copper ore, which will be processed when pit extraction does not meet plant feed requirements.

The Primary Material stockpile will hold ore designated for potential processing using a conventional mill or Nuton® Technology. If Nuton tests prove unviable, this stockpile will require management during mine closure.

The locations of the MRSFs and stockpiles were selected based on the mine layout, haulage distances, natural slope confinement, cryogenic geoforms, and offsets from critical infrastructure. No additional storage capacity expansions are planned unless future resource upgrades necessitate adjustments.

Between 2022 and 2025, Knight Piésold (KP) conducted geotechnical investigations to support the Feasibility Study (FS) level design, including field investigation and laboratory testing, borrow source characterization, and geotechnical reporting.

Design Criteria

KP developed key design parameters for the MRSFs and stockpiles (1029ENG-FS-0200-E00-DBD-0001, 2024), summarized in Table 15.1 below.

Table 15.1: MRSF’s and Stockpiles Design Parameters
Parameter	Unit	Northeast MRSF	South MRSF	Low-grade Ore Stockpile	Primary Material Stockpile
Storage Capacity	m³ x 1.000	1.020000	123.400	28.03	185.952
Stacking Height	m	340	160	80	170
Local Slope	H:1V	1,42	1,73	1,42	1,42
Global Slope	H:1V	2,60	3,00	2,00	2,00
Bench Width	m	35,0	17,5	8,5	17,0
Lifts Height	m	30,0	15,0	15,0	30,0
Maximum Design Earthquake (MDE) return period/PGA	years/g	475/0,46
Design Storm Recurrence Time	years	50
Design Storm Duration	h	24
Design Storm Precipitation	mm	57

Hazard Classification

The Northeast MRSF is classified as a high-hazard facility mainly due to its greater height, while the South MRSF, Low-grade Ore Stockpile and Primary Material Stockpile are classified as moderate-hazard facilities, following the Guidelines for Mine Waste Dump and Stockpile Design (Hawley and Cunning, 2017).

Engineering Analyses

The stabilities of the MRSFs and stockpiles were assessed using limit equilibrium methods (static and pseudo-static) to evaluate overall slope stability under operational conditions. These analyses incorporated site-specific geotechnical data, including foundation conditions, seismic loading, and material strength parameters. The results confirm that all facilities meet FS-level stability criteria for long-term performance under international best practices.

Water management

The water management systems separate non-contact (surface runoff) from contact water (seepage water):

Non-contact water management

Perimeter Diversion Channels: Direct surface runoff to designated discharge points.

Contact water management

Underdrain systems: Collect seepage and subsurface flow via 200mm-450mm perforated double-walled HDPE pipes installed in aggregate-filled trenches.

Collection ponds: Store contact water collected from the underdrain system at the foot of the dumps and stockpiles.

Monitoring System

A monitoring and management program will ensure design compliance and operational safety. This system includes:

Visual inspections of stability and drainage performance.

Topographic monitoring with control points on and off the stacks to detect potential displacements or settlements.

Piezometers to monitor groundwater levels.

camp facilities

This subsection was prepared by Jason F. McLennan of McLennan Design, a Perkins & Will subsidiary.

Los Azules Master Plan

The current camp design for the initial camp is located adjacent to the existing 156 Camp site and was developed by McEwen Copper and Modular Homes as a baseline to be included in the Feasibility Study for the Los Azules project. The initial camp design includes construction sequencing and phasing to accommodate the required camp program and need for available beds, a proposed site layout, and a basis of estimate.

McLennan Design developed an overall master plan concept for the Los Azules mine (Figure 15.9). Following the completion of the feasibility study, alternate site locations and architectural modifications for the initial camp design will be evaluated in accordance with the master plan.

Figure 15.9: Los Azules Master Plan referencing an alternate camp location (McLennan 2025)

The master plan identified placement of the initial camp adjacent to the mine processing facilities and nearer to the Regenerative Camp location. The initial camp is designed as a campus supporting the Los Azules mine early works, construction activities, and eventual mining operations and logistics. The initial camp is named the Construction, Training and Logistics (CTL) Campus. The CTL Campus is described as follows:

Construction, Training, and Logistics (CTL) Campus

The Los Azules Project would initially rely on the existing modular 156 camp and additional phased modular camp facilities for eventual accommodation of up to 3,048 workers at a peak capacity in 2028.

The phased modular camp has been designed to optimize an efficient camp layout supporting the required number of beds and daily operations and logistics, providing an enhanced campus environment while improving living and working conditions for the construction and mine workers. The proposed concept will create a campus environment that will strengthen the McEwen Copper brand and position in the mining industry as a highly desirable place to work.

Figure 15.10: CTL Camp Exterior Perspective (McLennan 2025)

This modular CTL camp facility will consist of typical living units fabricated and delivered to the Los Azules site by a local manufacturer. It will be built in phases that correspond to workforce needs at the mine site.

Key amenities and facilities include:

Wind-protected courtyards supporting outdoor dining, recreation, and lounge spaces (Figure 15.11)

Social and recreation spaces along Main Street to foster engagement.

Sport court, dining hall, medical clinic, and security offices at the camp’s center.

Transport hubs at both ends for workers’ shuttles.

The new worker intake and orientation center is linked to the security office.

Figure 15.11: CTL Camp Courtyard Perspective (McLennan 2025)

CTL Camp Regenerative Design Goals. The CTL camp integrates energy-efficient systems, including:

High-performance windows, insulation, air sealing, and energy-efficient HVAC.

Extensive use of daylight, providing passive heating and nature views.

Solar panels on the roof for energy resiliency.

Water conservation, recycling, and waste management to meet regenerative design principles (Figure 15.12).

Figure 15.12: Section through CTL Camp ‘Main Street’ showing Passive and Active Energy and Water Treatment Systems (McLennan 2025)

Permanent Regenerative Camp

McEwen Copper has envisioned reinventing the copper mining industry, rethinking the copper mine and the processes, technologies, and equipment that produce copper cathodes.

The Regenerative Camp will be located high in the Andes Mountains and will be unlike any other workforce mining camp worldwide. This groundbreaking camp is designed to create the world's healthiest and most sustainable mining community, completely transforming the experience of the workers who live and work in remote mining locations. The camp experience consists of an entire village placed within a large biosphere as a closed ecological system to support and maintain human life. The biosphere will offer a comfortable environment within a microclimate that provides relief and respite for all that will live there. During winter seasons, the camp will support a near-tropical indoor environment, filled with greenery and plants to produce food, providing shelter and comfort when outside temperatures may be harsh and inhospitable. Camp inhabitants will be safe and supported by resiliency, uninterruptible power, water, and life support systems.

The regenerative camp is designed around the ‘sacred’ arc of the sun and is oriented to maximize solar exposure (Figure 15.13).

In addition, the specific layout and orientation have been selected to support passive design and solar energy generation, which are key considerations. The selected site is located near the operations, at an elevation of 3,400 meters. The camp conforms to the north slope of a valley, to ensure full sun exposure out of the shadow of other mountain peaks for most daylight hours. Being located on the other side of a ridge from mining operations will minimize sound, vibrations, and dust, thereby improving the workers’ comfort and safety.

Figure 15.13: Aerial Rendering representing CTL Campus and Regenerative Camp (McLennan 2025)

Figure 15.14: Regenerative Camp Rendering (McLennan 2025)

Passive and Renewable Energy Strategies. The Regenerative Camp is designed for energy efficiency and resilience, incorporating:

Passive solar heating, natural ventilation, earth tubes, stack ventilation, and thermal mass materials for climate control.

Super-insulated walls and airtight assemblies for high thermal performance.

On-site solar for net positive energy generation, integrating photovoltaic panels into the roof structure.

Battery energy storage systems to stabilize the microgrid and support net positive energy generation.

Off-grid resilience with 100% renewable energy from EPSE and YPF.

Electric microgrid serving the mine and camp, ensuring energy self-sufficiency while connecting to an external renewable grid for redundancy.

“Living Future” certification alignment (www.Living-Future.org) with net-positive energy goals.

Figure 15.15: Regenerative Camp Roof Plan indicating solar panels (McLennan 2025)

Material and Waste Management

The camp follows “Leave No Trace” principles, prioritizing:

Biodegradable and reusable materials.

Minimization of toxic construction materials.

Large span structural systems to reduce material use.

Disassembly and reusability at end-of-life to eliminate landfill waste.

Operational carbon analysis to measure global warming potential over the life of the facilities.

Greenhouses and additional spaces for growing food in a self-sustaining environment.

Waste-to-energy solution for organic waste processing.

Figure 15.16: Regenerative Camp Central Town Hall: Dining, Amenities, Services, and Offices (McLennan 2025)

Sanitary Wastewater Treatment. The camp’s water system integrates:

Rainwater and snowmelt capture for non-potable water supply.

On-site treatment and reuse using natural filtration systems and constructed wetlands.

Membrane bioreactor (MBR) to clarify and disinfect reclaimed water for flushing toilets in the camp.

“Living Future” certification alignment (www.living-future.org) with net-positive water goals.

Figure 15.17: Regenerative Camp Wastewater Diagram (McLennan 2025)

Camp Demographics and Operations

To accommodate long-term staff demands, the permanent Regenerative Camp is designed for scalability and can be configured to house 1,500-1,700 employees and visitors in six neighborhood groupings organized in a linear fashion within the facility. Creating camp conditions that are exceptional will reduce absenteeism and help McEwen Copper maintain a productive, happy, and engaged workforce where jobs are coveted and retention high.

The current concept plan for the regenerative mine camp includes six individual camp neighborhoods consisting of 274 beds (124 double rooms and 26 VIP rooms) for each section.

In addition to the regular shift workforce, the camp can expect to receive frequent visitors, including Specialists, executives, and suppliers, who will be residing within the camp as well. Future estimates on visitor counts will determine the number of surplus accommodations being designed for both flex accommodation as well as visitors who wish to experience a once in a lifetime location.

The layout will facilitate operational flexibility, incorporating dedicated housing not only for employees, but also for contractors, specialists, and visitors. The projected camp staffing requirements are detailed in Table 15.2.

Table 15.2: Projected Camp Operations Staffing Requirements
Site Camp Planning
Initial	Ultimate

Table 15.2: Projected Camp Operations Staffing Requirements
Site Camp Planning
Mine	248	1105
Process	106	218
G&A Site Staff	67	107
Contractors	380	150
Camp Ops/Services	94	560
Visitors/Executive	40	50
Spares	28	50
Total Rooms	963	2240

Outdoor amenities include:

Sports field and lounges to support physical activity and relaxation (Figure 15.18).

Green spaces with self-sustaining food production.

Figure 15.18: Regenerative Camp exterior rendering (McLennan 2025)

Construction Timeline: The permanent camp will be phased in after the first years of operation. Further engineering and planning will refine the timing, specifications, ensuring alignment with safety, efficiency, and environmental regulations. Costs are not currently included in the sustaining capital.

IT AND OT COMMUNICATIONS INFRASTRUCTURE

As part of its commitment to become a global benchmark in sustainable and efficient copper mining, the Los Azules Project integrates a robust, secure, and high-availability digital infrastructure designed to support autonomous operations, reduce environmental impact, and enable data-driven decision-making across the value chain. At the core of this digital transformation is a secure IT/OT architecture built on segregated network domains, leveraging a multi-site SD-WAN fabric with clustered firewalls that ensure encrypted, resilient, and policy-based traffic management across critical mining systems. This design enables both on-site and remote connectivity, minimizing latency while ensuring cybersecurity compliance and industrial safety. A centralized Integrated Remote Operations Center (iROC) located in San Juan will serve as the brain of the mine, orchestrating remote drilling, autonomous hauling (AHS), plant operations, and real-time decision support. This strategic location facilitates talent retention, operational resilience, and effective oversight while reducing the need for permanent site-based staff. Connectivity is underpinned by a multi-tiered telecommunications backhaul, featuring:

A high-capacity fiber optic link buried alongside the access road.

An optical ground wire (OPGW) is deployed along the off-site power transmission line.

A microwave last-resort link shared with the Digital Mobile Radio (DMR) system to ensure operational continuity under failure conditions.

A dedicated DMR network provides geo-positioned voice communications across the access road and operational zones to enable real-time coordination and safety of mobile equipment and personnel. Furthermore, the mine will be supported by a private mission-critical LTE network, designed to deliver low-latency, high-bandwidth wireless coverage for AHS fleets, remote operations, video surveillance, and IoT sensors. This network forms the backbone of mobile data services, supporting automation, telemetry, and predictive maintenance. Site-level backhauling is implemented within the site using ADSS (All-Dielectric Self-Supporting) fiber along distribution power lines, providing robust intra-site communication between key processing and services areas. High-availability computing and data processing are ensured by three distributed data centers: one at the Process Plant, one at the Technical Services/Truck shop area, and a third within the iROC in San Juan. These data centers are designed for redundancy, load balancing, and disaster recovery, enabling uninterrupted operations and supporting the real-time demands of an intelligent, connected mining environment. This integrated digital infrastructure is not merely a technical backbone; it is a strategic enabler of operational excellence, sustainability, and resilience, directly aligned with the project’s regenerative design philosophy and its ambition to lead the next generation of copper mining.

Transportation

Transportation for employees between worksite locations at Los Azules will be provided by buses and light vehicles. During the construction phase, designated lunchroom facilities will be established at major work areas, with some employees having lunch on board mobile equipment as necessary.

For shift rotations, employees will travel between Los Azules and San Juan via bus service. This will be the primary mode of transport, ensuring a safe and reliable connection to regional infrastructure. Light vehicles will be available for management and operational personnel as required.

The proposed airstrip has been removed from the current project phase and is not part of the feasibility study. The project will rely on ground transportation for workforce movement, supplies, and emergency response. Future evaluations may assess alternative transport options, including fly-in-fly-out logistics, based on operational needs and economic feasibility. However, at this stage, the transportation plan prioritizes road-based solutions to ensure cost efficiency and logistical reliability for both construction and operations.

Water Consumption

Surface water is available on the property in adequate amounts for McEwen’s exploration activities. Numerical simulations conducted by BW indicate that by the beginning of year 5, operational water demand will reach 108 l/s, while mine dewatering is expected to supply 116 l/s. From that point until the year 28, the dewatering supply will gradually decline from 100 l/s to 64 l/s, eventually becoming insufficient to meet operational needs. Additional water will be sourced from groundwater reserves in the Rio de las Salinas and Embarrada sub-basins to compensate.

Net water consumption considers averaged annual precipitation expectations, available capture areas, evaporation losses and heap leach moisture retention. Key assumptions used in estimating water usages are shown in Table 15.3.

Table 15.3: Key Assumptions for Water Usage Estimates
Water Assumptions	Units	Value	Source
Pond Area	m2	219,632	Knight Piésold Design
Minimum Annual Rainfall	mm/year	95	BW, 2024 Report
Maximum Annual Rainfall	mm/year	500	BW, 2024 Report
Irrigation Rate	L/h/m2	6	Average
Leach Material Feed Moisture	%	3%	Average
Terminal Moisture	%	9%	FS Testwork estimate
Irrigation Rate Losses - Losses, plant, etc.	%	1%	Assumption

Table 15.3: Key Assumptions for Water Usage Estimates
Water Assumptions	Units	Value	Source
Evaporation Rate	mm/year	1,293.7	BW, 2024 Report
Mine Dust Control	L/s	33.0	From AGP - averaged over the entire year
Peak Site Water Use	L/s	244.2
Human Use	L/s	17.2

The estimated net water consumption for the project by usage source is presented in Figure 15.19 below.

Figure 15.19: Annual Water Consumption by Major Consumer (M3/hr) (KP 2025)

water supply

Supply from Dewatering

Numerical simulations to date indicate that the water supply from dewatering will cover the water process requirements only the initial years of mine operation. Thereafter, the water from dewatering will be supplemented with the groundwater from the Rio De las Salinas and Embarrada sub-basins

Groundwater

The water needed for the camp and administration offices, during both construction and operation, will be sourced from groundwater in the complementary supply areas of Embarrada and Salinas, which are currently in advanced stages of exploration. For the process plant, these areas will serve as backup after the initial stages of major dewatering activities. Figure 15.20 illustrates the location of these groundwater extraction sites in relation to key mining facilities.

Figure 15.20: Groundwater water supply sites (BW 2025)

Rio de las Salinas River Aquifer

The Río de las Salinas aquifer is located downstream of the Rio Salinas basin at the southwest end of the mining property. Its potential as a freshwater source was identified through a 2 km geophysical survey using Electrical Tomography (ET) and confirmed by drilling a pumping well with an associated observation well.

ET results indicate resistivities ranging from 9 to 575 Ω.m up to a depth of 80 m, suggesting the presence of a granular aquifer (Figure 15.21).

Figure 15.21: Electrical Tomography at the Río de las Salinas sub-basin. (BW 2025)

Two wells, DWT-OVB-3 and OBS-DWT-OVB-3, were drilled to a depth of 80 m, confirming poorly sorted sediments ranging from silts to coarse gravels. A five-day pumping test (January 12-17, 2025), was conducted at a constant discharge rate of 13 m³/h with recovery recorded for 24 hours. The static water level before pumping was fully restored 90 minutes after stopping the pump.

Table 15.4 presents the estimated hydraulic parameters for this aquifer.

Table 15.4. Hydraulic parameters estimated for DWT-OVB-3 at the Rio de las Salinas aquifer
Hole ID	Distance to Pumping Well (m)	Static Level (m)	Flow Rate (m3/h)	Pumping time (hr)	Maximum Drawdown (m)	Transmissivit (m2/d)	Hydraulic Conductivity K (m/d)	Specific Yield Sy (%)	Analysis Method
DWT-OVB-3	0	3.85	13	120	3.32	117	1.80	9.80E-03	Theis Recovery/Logan

DWT-OVB-3	0	3.85	13	120	3.32	114	1.75	Logan
OBS-OBV-3	15	3.9	-	-	1.2	178	2.74	Newman

Field measurements Indicate slightly alkaline water (Ph 7.6 - 7.8) with electrical conductivity (EC) values ranging from 330 to 370 µS/cm.

Embarrada Aquifer

The Embarrada aquifer is located within the La Embarrada sub-basin. Its potential as a freshwater source was identified through a 2.27 km geophysical survey using ET and confirmed by drilling a pumping well with an associated observation well.

ET results indicate resistivities ranging from 95 to 450 Ω.m. Drilling confirmed the presence of a granular aquifer extending up to 35 m, overlaying a highly fractured aquifer, which does not exhibit significant resistivity variation (Figure 15.22).

Figure 15.22: Electrical Tomography at the Embarrada sub-basin. (BW 2025)

Two wells DWT-OVB-5 and OBS-DWT-OVB-5 were drilled to 70 m, revealing poorly sorted sediments ranging from sandy silts to coarse gravels for the first 35 m, underlain by fractured vulcanite. A 113-hour pumping test was conducted from January 28 to February 3rd, 2025, at a constant discharge rate of 14.8 m³/h, with recovery recorded for 24 hours.

The hydraulic parameters estimated for this zone are shown in Table 15.5.

Table 15.5: Hydraulic parameters for DWT-OVB-5 at the Embarrada aquifer
Hole ID	Distance to pumping well (m)	Static Level (m)	Flow Rate (m3/h)	Pumping time (hr)	Maximum Drawdown (m)	Transmissivity (m2/d)	Hydraulic Conductivity K (m/d)	Specific Yield Sy (%)	Analysis Method
DWT-OVB-5	0	9.05	14.8	113	1.09	946	22.3	3.2E-02	Theis Recovery
DWT-OVB-5	0	9.05	-	113	1.09	397	9.3		Logan
OBS-OVB-MW-5	13	9.63	-	-	0.51	411	9.7		Newman

Field measurements indicate pH values between 6.6 and 7.0, with EC ranging from 145 and 307 µS/cm.

Atutía Aquifer

The Atutía aquifer is located along Atutía river, within the Rio Castaño-basin. Its potential as a freshwater source was through a 1.6 km ET survey and confirmed by drilling of a pumping well with an associated observation well.

Figure 15.23: Electrical Tomographies at the Atutia River within the Río Castaño basin. (BW 2025)

Two wells DWT-OVB-4 y OBS-OVB-MW-4_1 were drilled to 80 m, confirming the presence of sediments ranging from sand to coarse gravels, with minor fine sediments. The bedrock was not reached. The ET results indicate maximum resistivities of 300 Ω.m and 370 Ω.m, respectively, at the selected locations (Figure 15.23).

The two pumping tests were conducted between January 5-8. 2025, lasting 12 and 29 hours, respectively. The static level was fully recovered within five hours after pumping stopped.

Table 15.6 presents the estimated hydraulic parameters for this aquifer.

Table 15.6: Hydraulic parameters estimated for OBS-OVB-MW-4_1 at the Atutia aquifer.
Hole ID	Distance to Pumping well (m)	Static Level (m)	Flow Rate (m3/h)	Pumping time (Hrs)	Maximum Drawdown (m)	Transmissivity (m2/d)	Hydraulic Conductivity K (m/d)	Specific Yield Sy (%)	Analysis Method

OBS-OVB-MW-4_1	0	8.54		13	14.14	14.5	0.18	3.47E-02	Theis Recovery
OBS-OVB-MW-4_1	0	9.15	13	29	15.2	16.5	0.21		Theis Recovery
DWT-OVB-4	60	8.80	-	-	3.69	11.4	0.14		Newman
DWT-OVB-4	60	10.89	-	-	1.65	79.7	1.00		Newman

Field measurements indicate slightly alkaline water (pH 7.5-7.8), with EC ranging from 780 and 820 µS/cm.

Key findings on Groundwater Supply Sustainability

A theoretical assessment of the sustainability of groundwater supply from the three aquifers was conducted using the Jacob derivative of Theis to estimate the long-term drawdown and the Sichartdt formula to determine the influience radius of each well.

Salinas aquifer: Sustainable extraction of 60 L/s from six pumping wells (each at at 10 L/s).

Maximum projected drawdown over 10 years:12.70 m.

Influence radius per well: 517 m.

La Embarrada Aquifer: Sustainable extraction of 50 L/s from five pumping wells (each at 10 L/s).

Maximum projected drawdown over 10 years: 3.2 m.

Iinfluence radius per well: 568 m.

Atutía Aquifer: Sustainable extraction of 40 L/s from four pumping wells, (each at 10 L/s).

Maximum projected drawdown over 10 years: 66.9 m.

Influence radius per well is 530 m.

HEAP LEACH PADS AND PONDS

Overview

The heap leach pad is designed to stack 1,032 Mt of crushed ore in 10-m lifts to a maximum height of 150 m over a 22-year life. Future pad expansion is unlikely unless additional resources are upgraded, and property limits to the south are expanded.

Between 2022 and 2025, Knight Piesold (KP) conducted geotechnical investigations to support the Feasibility Study (FS) level design. These studies included field investigation and laboratory testing, borrow sources characterization and geotechnical reporting. Geotechnical investigation work included the 2023-2024 and 2024-2025 seasons, to support a Feasibility Study (FS) level design.

Design Criteria

KP developed the key design parameters for the heap leach pad (KP 1006ENG-FS-0300-E00-DBD-0001, 2024), which are summarized in Table 15.7 below.

Table 15.7: Heap Leach Pad Design Parameters
Parameter	Unit	Value
Stacking Capacity	Mt	1032
Maximum Stacking Height	m	150
Lifts height	m	10
Minimum slope of the stack base	%	2.5
Local Slope	H:1V	2.0
Global Slope Downstream/Bench Width	H:1V/m	4.78/25
Global Slope Upstream/Bench Width	H:1V/m	4.22/20
Transversal Global Slope/Bench Width	H:1V/m	3.67/15
Operating basis earthquake (OBE) return period/PGA	years/g	475/0.463
Maximum design earthquake (MDE) return period/PGA	years/g	1485/0.725
Maximum Irrigation Area	ha	88.7
Maximum Irrigation Rate	l/h/m2	6.1
Maximum Irrigation Flow	m3/h	6930
Design Storm Recurrence Time	years	1000
Design Storm Duration	h	24
Design Storm Precipitation	mm	74.1
Drain Down Time	h	96
Pump Stop	h	24

Engineering Analyses

The heap leach pad design parameters were developed by Knight Piésold and are based on geotechnical, slope stability, and hydrologic analyses. Static and seismic slope stability was evaluated using limit equilibrium methods, incorporating site-specific geotechnical properties, groundwater conditions, and potential failure mechanisms. The design accounts for both operating basis earthquake (OBE) and maximum design earthquake (MDE) events to meet compliance with FS-level safety factors.

Hydrological modeling assessed surface and subsurface water management strategies to prevent excessive porewater pressures that could impact slope stability. The analysis supports the selected slope configurations and overall pad stability.

The Newfields Peer Review identified some optimizations and potential cost-saving opportunities. KP acknowledges these findings and will further analyze which can be incorporated into the design during future engineering phases.

Water Management

The water management systems separate non-contact and contact water:

Non-contact water: Perimeter diversion channels collect surface runoff and discharge it into the Frio River.

Contact water: Internal channels collect runoff from the stacking area and route it to the Major Event Pond.

Key water management components include:

Subsurface water management underdrain system: Prevents groundwater pressure build up beneath the liner.

Leakage Collection and Recovery System (LCRS): Captures and directs leaks to the LCRS pond.

Solution Collection System: A network of pipes transports the pregnant solution to the PLS Pond from where it is pumped to the process plant.

Stormwater management: Diversion and collection channels mitigate stormwater impacts.

Heap Leach Pad Design Features

The heap leach pad incorporates several critical components:

Material Stacking and Irrigation

Overland conveyors transport crushed ore to agglomeration drums, where raffinate solution increases ore moisture to 5%.

Portable conveyors and a telescoping radial stacker place the material on the pad in 10m lifts. Drip emitters irrigate the ore with dilute sulfuric acid and PLS drains into the collection system, which directs it to the PLS Pond, where the solution is pumped to the feed tank in the Process Plant for solvent extraction.

Underdrain System

Perforated HDPE pipes (200mm-450mm) placed in aggregate-filled trenches direct groundwater to the Underdrain Pond, preventing liner damage.

An integrated monitoring system collects water samples for physicochemical analysis.

Lining System

A 2mm HDPE geomembrane, installed over a 30 cm low permeability soil layer provides containment for the pad.

The LCRS collects leaks over the lining system and conveys them to the LCRS Pond, where they are then pumped to the PLS Pond.

Solution Collection System

A network of perforated HDPE drainage pipes collects PLS and directs it to the PLS Pond. A durable 80 cm layer of overliner protects the liner and enhances solution drainage.

Intermediate Collection Systems (Interlifts)

Installed every five lifts, interlifts optimize PLS collection, and shorten irrigation cycles. Pipes channel solution to the pad edges, where they connect with the primary collection system.

Pumping Systems

Pumps handle flow from the Raffinate, PLS, Major Events, and Underdrain Ponds, ensuring efficient water and solution management.

market studies and contracts

The FS for the Los Azules deposit is based on production of copper cathode from heap leaching over a period of 22 years. Potential recovery of gold and silver depends on the use of alternate leaching techniques from the copper leaching residues or flotation to produce concentrates.

Copper Market Outlook – Supply vs Demand

The global copper market remains constrained due to limited new copper orebodies in the project pipeline, while demand continues to grow. Historically, a new copper project takes between 15 to 20 years to transition from discovery to production, with an average 10-year timeline from feasibility study to full-scale operations, mainly due to technical, regulatory, and social challenges.

Key demand drivers

Copper consumption is expected to grow at a rate greater than the historical 3% per year.

The increasing adoption of renewable energy technologies (e.g., wind, solar, and battery storage) will significantly drive copper demand.

Electric vehicles (EVs) require 30-435 kg of copper per vehicle, compared to 24 kg in traditional internal combustion vehicles.

The International Energy Agency (IEA) emphasizes copper’s role in meeting global decarbonization goals. Construction and electricity networks remain the largest sources of copper demand, while EVs are the fastest-growing source of demand, increasing five-fold from 2% of global copper demand in 2024 to 10% in 2050.

Supply-Demand Projections

S&P Global (S&P Global, 2025) forecasts a refined copper supply deficit, beginning in 2027. Supply of copper from mines was lower than expected in 2024, exacerbated due to the shuttering of the Cobre Panama mine in Dec. 2023 (Reuters, 2024) and the recent Kakula-Kamoa mine in the DRC (Nasdaq, 2025).

The latest market forecast from S&P Global in August 2025 shows that the market will tend to deficit, beginning in 2027. The deficit will increase to over 1.4 Mt by 2030.

Preliminary data from the International Copper Study Group showed that refined copper production increased about 3.6 percent during the first half of 2025 (ICSG, 2025), but the apparent consumption of refined copper also grew by 4.8%. The forecast from April 2025 indicated that the refined copper production would increase by 2.9% in 2025 and only 1.5% in 2026 (ICSG, 2025).

Analysts at BHP believe that as existing mines age, their output will fall, reaching a 15% reduction from current levels (BHP, 2024), reinforced by the recent International Energy Agency report forecasting 2040 demand exceeding supply by approximately 10 Mt annually (IEA, 2025), with AI and data centers as the driving force behind the increase.

A graphical representation of supply, demand, and deficits are shown below in Figure 16.1 below.

Figure 16.1: Future Copper Market Supply and Demand Outlook (from S&P Global, Aug 2025)

copper market outlook - Prices

Projected copper prices for economic analysis consider consensus projections and economic modeling of long-run prices. The price recommendation for copper is based on a combination of the last 36 monthly average prices from June 2022 through June 2025; analysis of consensus pricing data is from several sources, including prices used by projects, analysts’ views of future market conditions, and professional judgment of the QP. A combination of 10% current spot + 30% 3-year average + 20% mean consensus + 40% project prices (from S&P Global) were used to estimate the prices used for Mineral Reserves and Cashflow. The source data used for the recommended prices are listed in the figures and tables below.

Market forecast projections over the next five years (2025-2029) range between $4.35 to $5.24 per pound, with a mean of $4.79 per pound. Table 16.1.

Analyst consensus ranges between $3.55 to $5.50 per pound with a mean of $4.42 per pound. These prices are displayed in Table 16.2

The selected price assumption for reserve estimation is $4.25 per pound.

The selected price assumption for financial modeling is $4.35 per pound.

Table 16.1: S&P Consensus Commodity Target Long-term Copper Pricing (US$/lb) (source: S&P Global, Sep 2025)
	2025f	2026f	2027f	2028f	2029f	2030f	2031f	2032f	2033f	2034f	2035f
London Metal Exchange (3M)	$4.35	$4.42	$4.49	$4.57	$4.63	$4.67	$4.78	$4.96	$5.06	$5.21	$5.47
Shanghai Futures Exchange	$4.94	$5.02	$5.10	$5.19	$5.24	$5.29	$5.41	$5.62	$5.73	$5.90	$6.20
COMEX	$4.62	$4.70	$4.78	$4.86	$4.91	$4.96	$5.07	$5.27	$5.37	$5.53	$5.80

Table 16.2: Consensus Long-term Copper Pricing (US$/lb) (source: CIBC, Oct 2025)
Date	Firm	2025	2026	2027	2028	LT
21-Sep-25	Deutsche Bank	$4.35	$4.45	-	-	$4.54
19-Sep-25	UBS	$4.24	$4.68	$5.00	$5.25	$5.00
19-Sep-25	JPMorgan	$4.26	-	-	-	$4.50
18-Sep-25	Macquarie	$4.22	$4.14	$4.42	$4.99	$4.20
18-Sep-25	Barclays	$4.29	$4.50	$4.90	$4.99	$5.00
17-Sep-25	Canaccord	$4.45	$5.00	$5.50	$5.50	$4.50
17-Sep-25	HSBC	$4.24	$4.15	$4.12	$4.15	$3.55
17-Sep-25	RBC	$4.31	$4.50	$5.00	$5.00	$4.00
17-Sep-25	H.C. Wainwright	$4.50	$4.50	$4.50	$4.50	$4.50
16-Sep-25	Stifel	$4.29	$4.25	$4.25	$4.25	$4.25
15-Sep-25	BofA	$4.34	-	-	-	-
15-Sep-25	Cantor	$4.50	$4.50	$4.50	-	-
15-Sep-25	Desjardins	$4.55	$4.42	$4.37	-	$4.48
15-Sep-25	TD	$4.34	$4.40	$4.75	$4.50	$4.25
14-Sep-25	National Bank	$4.34	$4.40	$4.75	$4.75	$4.20
13-Sep-25	Jefferies	$4.44	$4.75	$5.00	$5.50	$4.25
11-Sep-25	CIBC	$4.39	$4.75	$4.00	$4.00	$4.00
10-Sep-25	Berenberg	$4.39	$4.31	$4.42	$4.48	$3.86
10-Sep-25	Paradigm	$4.33	$4.50	$4.50	$4.25	$4.25
09-Sep-25	Raymond James	$4.34	$4.40	-	-	$4.25
08-Sep-25	Morgan Stanley	$4.27	-	-	-	$4.31
05-Sep-25	Cormark	-	$4.25	$4.25	$4.25	-
05-Sep-25	Haywood	$4.75	$4.50	$4.50	$4.50	-
02-Sep-25	Scotia	$4.35	$4.50	$4.50	$4.75	$5.00

Table 16.2: Consensus Long-term Copper Pricing (US$/lb) (source: CIBC, Oct 2025)
Date	Firm	2025	2026	2027	2028	LT
15-Aug-25	BMO	$4.30	$4.44	$4.43	$4.60	$4.31
Average		$4.37	$4.47	$4.58	$4.68	$4.34
Median		$4.34	$4.47	$4.50	$4.55	$4.25
Max		$4.75	$5.00	$5.50	$5.50	$5.00
Min		$4.22	$4.14	$4.00	$4.00	$3.55

Figure 16.2: LME 3-Month Contract Copper Prices (US$/lb) 2020 to Present (source: https://www.lme.com/en/Metals/Non-ferrous/LME-Copper#Price+graphs, retrieved 1-Oct-2025)

Precious Metal Prices

Projected prices for gold and silver used in economic analysis are based on industry consensus projections. Prices for Gold and Silver are based on a conservative view of analyst consensus pricing forecasts due to other indices like peer reporting and trailing prices significantly lagging current prices.

Gold price estimates range between $1,900 and $4,100 per troy ounce, with a mean price of $3,063 per ounce.

Silver price estimates range between $23.00 and $43.00 per troy ounce, with a mean price of $33.81 per ounce.

The selected long-term price assumptions for financial modeling are:

Gold: $2,500 per troy ounce

Silver: $32 per troy ounce

Table 16.3: Analyst Consensus Gold Price Forecasts (US$/oz, CIBC, Oct 2025)
Date	Firm	2025	2026	2027	2028	LT
21-Sep-25	Deutsche Bank	$3,138	$3,069	-	-	$3,000
19-Sep-25	UBS	$3,230	$3,500	$3,250	$3,000	$2,800
19-Sep-25	JPMorgan	$3,354	-	-	-	$3,100
18-Sep-25	Macquarie	$3,252	$2,850	$2,550	$2,650	$2,500
17-Sep-25	HSBC	$3,215	$3,125	$2,925	$2,878	$2,350
17-Sep-25	Canaccord	$3,216	$3,479	$3,614	$3,770	$3,858
17-Sep-25	Raymond James	$3,237	$3,200	-	-	$2,700
17-Sep-25	RBC	$3,266	$3,931	$4,100	$3,500	$2,600
17-Sep-25	Paradigm	$3,138	$3,000	$2,750	$2,650	$2,650
16-Sep-25	Stifel	$3,000	$3,100	$3,200	$3,100	$2,400
15-Sep-25	BofA	$3,356	$3,659	$3,141	$2,927	$2,000
15-Sep-25	Desjardins	$3,330	$3,537	$3,688	-	-
15-Sep-25	BMO	$3,263	$3,500	$2,988	$2,700	$2,200
15-Sep-25	TD	$3,231	$3,400	$3,300	$3,100	$3,000

Table 16.3: Analyst Consensus Gold Price Forecasts (US$/oz, CIBC, Oct 2025)
Date	Firm	2025	2026	2027	2028	LT
15-Sep-25	Cantor	$3,300	$3,600	$3,000	-	$3,000
15-Sep-25	BNP Paribas	$3,223	$3,300	$3,000	-	$2,000
14-Sep-25	National Bank	$3,289	$3,500	$3,200	$3,000	$2,600
13-Sep-25	Jefferies	$3,210	$3,400	$3,200	$3,000	$2,500
12-Sep-25	Berenberg	$3,220	$3,300	$3,200	$3,000	-
11-Sep-25	CIBC	$3,336	$3,600	$3,300	$3,000	$2,750
08-Sep-25	Morgan Stanley	$3,359	-	-	-	$1,900
08-Sep-25	H.C. Wainwright	$3,000	$3,000	$3,000	$3,000	$3,000
05-Sep-25	Cormark	-	$3,000	$3,000	$3,000	$3,000
05-Sep-25	Haywood	$3,161	$3,250	$3,000	$3,000	$2,800
02-Sep-25	Scotia	$3,250	$3,200	$2,800	$2,300	$2,300
08-Aug-25	Barclays	$3,261	$3,250	$3,000	$2,750	$2,500
Average		$3,233	$3,323	$3,146	$2,964	$2,646
Median		$3,237	$3,300	$3,071	$3,000	$2,625
Max		$3,359	$3,931	$4,100	$3,770	$3,858
Min		$3,000	$2,850	$2,550	$2,300	$1,900

Table 16.4: Analyst Consensus Silver Price Forecasts (US$/oz, CIBC, Oct 2025)
Date	Firm	2025	2026	2027	2028	LT
21-Sep-25	Deutsche Bank	$33.00	$33.00	-	-	$32.00
19-Sep-25	UBS	$34.60	$39.30	$36.20	$33.10	$27.00
19-Sep-25	JPMorgan	$36.90	-	-	-	$28.00
18-Sep-25	Macquarie	$34.12	$33.00	$30.00	$28.00	$26.00
17-Sep-25	HSBC	$35.14	$33.96	$31.79	-	$27.00

Table 16.4: Analyst Consensus Silver Price Forecasts (US$/oz, CIBC, Oct 2025)
Date	Firm	2025	2026	2027	2028	LT
17-Sep-25	Canaccord	$34.97	$38.43	$39.89	$41.18	$41.72
17-Sep-25	RBC	$35.35	$41.56	$43.00	$37.00	$30.00
16-Sep-25	Raymond James	$35.67	$33.75	-	-	$30.00
16-Sep-25	Stifel	$31.25	$33.50	$34.50	$33.50	$30.00
15-Sep-25	BofA	$35.58	$42.68	$39.98	$38.32	$27.00
15-Sep-25	Desjardins	$36.80	$38.70	$40.10	-	$34.66
15-Sep-25	BMO	$32.90	$31.50	$31.00	$31.00	$27.00
15-Sep-25	TD	$35.39	$38.00	-	-	$33.50
15-Sep-25	Cantor	$33.03	$36.00	$33.00	-	$33.00
15-Sep-25	BNP Paribas	$35.00	$35.00	$33.00	-	$29.00
14-Sep-25	National Bank	$34.89	$37.00	$35.50	$33.50	$29.00
12-Sep-25	Berenberg	$34.84	$36.00	$35.50	$33.00	$23.00
11-Sep-25	CIBC	$35.50	$42.00	$38.00	$35.00	$32.50
08-Sep-25	Morgan Stanley	$36.10	-	-	-	$25.30
08-Sep-25	H.C. Wainwright	$33.00	$33.00	$33.00	$33.00	$30.00
05-Sep-25	Haywood	$34.39	$36.00	$35.00	$35.00	-
02-Sep-25	Scotia	$34.50	$33.00	$30.00	$28.00	$28.00
15-Aug-25	Cormark	$32.00	$32.00	$32.00	$32.00	$32.00
05-Aug-25	Barclays	$35.14	$36.00	$33.00	-	$28.00
Average		$34.59	$36.06	$34.97	$33.69	$29.73
Median		$34.93	$36.00	$34.50	$33.30	$29.00
Max		$36.90	$42.68	$43.00	$41.18	$41.72
Min		$31.25	$31.50	$30.00	$28.00	$23.00

payables, treatment and refining charges

Table 16.5: Market Assumptions for Mineral Resources shows the market assumptions that have been used for economic analysis.

Table 16.5: Market Assumptions for Mineral Resources
Parameter	Unit	Value
Copper Concentrate Grade - Secondary	%	28.53
Copper Concentrate Grade - Primary	%	31.96
Long Term Copper Price	$/lb	4.80
Long Term Gold Price	$/oz	2,500
Long Term Silver Price	$/oz	32
Payable Cu	%	96.5
Payable Au	%	90
Payable Ag	%	90
Treatment Charge	$/t concentrate CIF	55
Penalties for impurities	$/t concentrate CIF	0 (no penalties anticipated)
Cu Refining Charge	$/lb payable Cu	0.08
Au Refining Charge	$/oz payable Au	8
Ag Refining Charge	$/oz payable Ag	0.5
Concentrate Transportation	$/wmt concentrate	150

Mineral Resource Estimate

The economic cutoff grade and mineable resource estimation were determined using long-term price assumptions of:

Copper: $4.80/lb

Gold: $2,500/oz

Silver: $32/oz

These assumptions provide flexibility in the resource estimation process and align with industry best practices.

marketing

The sellable product from the Los Azules Project is LME-grade copper cathode, which differs from copper concentrate in terms of marketability, pricing, and offtake arrangements. Unlike copper concentrate, which requires smelting and refining before reaching end users, cathode is a finished product and can be sold directly to a wide range of industrial buyers.

Due to this refined nature, a traditional concentrate market study typically assessing smelter availability, treatment and refining charges (TC/RCs), and impurities is not applicable. Instead, the marketability of Los Azules' copper cathode is analyzed based on:

Global Copper Demand & Supply: cathode demand is driven by industrial and technological growth, electrification, and renewable energy adoption.

Benchmark Pricing: sales are expected to be based on London Metal Exchange (LME) prices, with potential premiums for specific markets.

Logistics & Transportation: given its refined state, cathodes can be transported and stored efficiently without the need for intermediate processing.

Potential Buyers & Offtake Considerations: unlike concentrate, which requires negotiations with smelters and traders, cathode sales can be made to a diverse range of industrial consumers.

cathode or concentrate transportation

Cathode transportation details are covered in Section 16.7 – Logistics for Copper Cathode Transport. A transportation and insurance cost for cathodes was assumed at $88/t based on recommendations and estimates provided by Ulog Argentina.

Contracts

No contracts are in place related to the refining, handling, sales and hedging, transportation of supplies or products. Forward sales contracts are currently in place.

Both Stellantis and Rio Tinto have offtake options to purchase cathodes up to a percentage of annual cathode production from the project up to a maximum equal to their ownership percentages. The prices and delivery are subject to a future definitive agreement with each company.

There is no guarantee that sales will occur based on these options.

Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups

Sections 17.1, 17.3, 17.4, 17.5, and 17.6 were prepared by Knight Piésold Argentina Consultores S.A. (KP), based on available environmental and permitting data from 2012 to the present, with the support of the permits and sustainability team at ACMSA.

In 2024 the Los Azules Project secured the approval of its Environmental Impact Statement (DIA – Declaración de Impacto Ambiental) for the exploitation stage under resolution N° 805-MM-2024.

Baseline Studies and Environmental Setting

Environmental Baseline Studies

Environmental baseline studies for the Los Azules Project include surface and groundwater flow and quality, climate, flora, fauna, limnology, air quality, noise, archeology, geology, geomorphology, and glacier characterization. Data collection, except for meteorological monitoring, has been conducted during late spring, summer, and early fall, due to limited site access in winter months.

Baseline studies were documented in the Exploration Environmental Impact Report (Informe de Impacto Ambiental, IIA) in 2010. Followed by six biennial updates in 2012, 2014, 2016, 2018, 2020 and 2024. These baseline studies were complemented for the development of the Mine Exploitation Environmental Impact Report, which was submitted in 2023, and have been continued with ongoing monitoring efforts that are now being integrated into the first biennial update of the report.

The study area has been divided into two primary zones:

Mine Area: Includes the mineral deposit and the infrastructure to be developed.

Access Road: Covers the geological characteristics along the route from Calingasta to the v Río Frío valley.

Geology and Seismicity

The geological baseline study was conducted for both the Mine Area and Access Road.

The project area is within an active tectonic zone where the Nazca plate subducts beneath the South American plate, generating both deep and shallow seismic activity. The most active structures in the Western Precordillera include the Barreal-Las Peñas transpressional belt, the Jarillal-Ansilta fault, and the El Alcázar fault.

The convergence of the Nazca and South American plates generates numerous intermediate-depth earthquakes in the horizontal subduction zone. In contrast, a smaller number of earthquakes originate within the continental crust at depths ranging from 1 to 50 km. These shallower events tend to be more hazardous.

Several seismogenic sources were analyzed within a 100 km radius of the project. In the Mine Area, the Diagonal-La Ballena Fault is considered the most relevant, with the potential to generate earthquakes of magnitude 6.4 to 6.8. The North and North Camp faults, being less than 5 km long, are unlikely to generate surface-rupturing earthquakes.

Geomorphology and Glacier Study

The study identified and characterized geoforms, landforms, and surface processes in both the Mine Area and the Access Road.

In the Mine Area, glacial activity during the Pleistocene was the dominant land-shaping force, forming deep valleys and fluvioglacial terraces, particularly in the Salinas River valley.

The Access Road crosses multiple geomorphological environments. It begins in Calingasta, at the confluence of the Calingasta and Los Patos Rivers, a fluvial-dominated environment. Further west, along the banks of the Totora River, it transitions into vega (wetland) areas, interspersed with steep-walled sections where mass-wasting processes actively reshape the slopes.

Cryogenic processes also influence the landscape. In the Mine Area and western Access Road, periglacial features, such as frost action, seasonal frozen soils, permafrost, and snow cover, are present. Since 2011, soil temperature gauges have been installed to study permafrost distribution. New deep sensors, installed in March 2024, will provide further insights into permafrost conditions at greater depths.

Climatology

The baseline study includes a characterization and description of the climate and meteorology, covering the Mine Area and Access Road.

Meteorological data for the Mine Area has been collected from 2010, revealing a high-altitude climate with tundra-like conditions. In this environment, temperature patterns closely follow the topographic contour lines ("topo-climatic” component). Average summer temperatures reach 9.21ºC, while winter temperatures drop to -3.64ºC, with extremes as low as -24.3ºC. The average annual temperature is 2.75 ºC.

In the Access Road area, two meteorological stations, El Polvo and Calingasta, provide climate data. El Polvo has an average temperature is 9.93 °C, while Calingasta records 16.3 °C.

In May 2023, two new weather stations, Antena and Norte, were installed in the Mine Area, further enhancing the climate monitoring. Temperature records from May 2023 to December 2024 show a range of -20.6°C to 19.5°C at Antena, and -19.0°C to 21.5°C at Norte.

Air Quality

Air quality measurements were conducted in the mine area and in the nearby localities of Barreal, Calingasta, Sorocayense, Tamberías, and Villa Nueva. These measurements followed the guidelines of the United States Environmental Protection Agency (US EPA) and the CFR 40 regulations. The monitored pollutants included PM10 particulate matter, metals, and gases such as SO₂, NO₂, and CO, utilizing calibrated equipment and various measurement methodologies. Results were adjusted using standard calculations to ensure compliance with Argentine regulations, specifically Law No. 24.585.

Throughout 2022 and 2025, various monitoring instruments, including meteorological stations and constant-flow pumps, were utilized to ensure the collection of accurate and reliable air quality data.

The results indicate that, in most monitored locations, air quality parameters remained below the guideline levels established by Law No. 24.585, meeting regulatory limits. However, there were exceedances observed in various locations: respirable particulate matter (PM10) in Calingasta during all 2022 monitoring campaigns; settleable particulate matter in Barreal and Sorocayense in April 2025; lead levels in Calingasta and Sorocayense in 2022; and ozone concentrations in Sorocayense in September 2024. Within the Mine Area, most monitoring points showed pollutant concentrations below regulatory thresholds, with no significant exceedances observed.

Noise

Noise monitoring campaigns were conducted between 2022 and 2024 to assess ambient noise levels at Los Azules, and between 2022 and 2025 in nearby communities, including Barreal, Calingasta, Sorocayense, Tamberías, and Villa Nueva.

The results indicate that noise levels in these communities were generally classified as "Not Disturbing" according to applicable standards. However, in some monitoring campaigns conducted within the Mine Area, noise levels reached the "Disturbing" category, primarily influenced by personnel movement, vehicular traffic, and wind conditions.

Hydrology and Hydrogeology

Hydrological and hydrogeological baseline studies have been conducted since 2011, integrating flow measurements, water chemistry, and groundwater quality studies. Additionally, data is available on water tables, water chemistry, and hydraulic characteristics of aquifers. This information offers insights into their storage capacity, recharge rates, and groundwater flow directions, among other key parameters.

Surface water monitoring has been ongoing since 2012 in the Mine Area (covering La Ballena, Frío, La Embarrada, and Salinas River sub-basins) and Access Road (Calingasta river basin). By 2022, the network expanded to 33 monitoring points between the Mine Area and the Access Road.

For groundwater, seven piezometers monitor shallow and deep aquifers, with data from four wells dating back to 2012. Three additional monitoring wells were installed in 2022.

The data available for the water quality baseline includes field measurements, physicochemical laboratory results, major ions, and total metal concentrations. Bacteriological data are also available for surface water at some monitoring points. Data integration, processing, and hydrochemical characterization of the basins were conducted based on major ions, using Piper and Stiff diagrams (via Diagrammes and Aquachem 4.0 software). Concentrations over time have been analyzed to establish the water chemistry baseline for each monitoring point

Water quality has been analyzed against multiple regulatory frameworks, including Argentine National Law N° 24.585 (1995), as well as reference values from the Argentine Food Code, World Health Organization (WHO, 2006), and Canadian Environmental Quality Guidelines (2003).

Surface and groundwater are classified as calcium-sulphate waters. Surface waters generally exceed guide levels for human drinking for aluminum, arsenic, copper, boron, and zinc at the highest part of the basin. Groundwater generally exceeds guide levels for human drinking for aluminum, lead, and manganese.

Flora and Fauna

Biodiversity studies have been conducted since 2011 to characterize flora and fauna without Project intervention.

118 species of plants have been identified in the Mine Area, predominantly from the Asteraceae, Poaceae, Cyperaceae and Juncaceae families. Vegas are ecologically significant but under pressure from overgrazing and climate-driven desiccation.

Key fauna in the project area includes:

Birds: Oressochen melanopterus, Merganetta armata, Vultur gryphus, and Phegornis mitchellii.

Mammals: Lycalopex culpaeus, Puma concolor, and Lama guanicoe (guanaco). European hare (Lepus europaeus), an invasive exotic species, is highly abundant in steppe and hillside environments.

Reptiles: Abundant population of Liolaemus fitzgeraldi (Aconcagua lizard), an indicator of ecological quality. Its absence could be an indicator of disturbances due to human activity.

Overgrazing by Chilean livestock herders is a primary driver of vega degradation. Restoration efforts will be required to maintain habitat quality.

Limnology, Ichthyology and Bioaccumulation

Limnology, ichthyology, and metal bioaccumulation in the Project area have been studied since 2007. Limnological organisms are used as a bioindicators representative of the environmental conditions at the time of the study.

Plankton and Benthic Organisms: phytoplankton and macroinvertebrate communities were surveyed in water bodies. Cold-water algae species were identified in La Ballena’s vegas, with a pH between 6-8. These are indicative of eutrophic (presence of nutrients) and polysaprobic (high degradation of organic matter) environments.

Fish: no native fish species have been recorded. Rainbow trout (Oncorhynchus mykiss), an introduced species, is present in multiple river systems and may be impacting native ecosystems. Additionally, the species Salvelinus fontinalis, another exotic trout species, was found in the Las Salinas River.

Bioaccumulation: Studies from 2022 to 2025 show metal accumulation in fish and aquatic plants, primarily Al, As, Ba, Co, Cu, Cr, Fe, Mn, Mo, Pb, Zn, Se, and Ni.

Edaphology

Soil characterization began in 2022 and is ongoing. Preliminary results indicate that Mine Area soils belong to the Entisols Order and the Acuentes, Fluventes and Ortentes Suborders, and generally did not exceed concentrations established by Argentine Law N° 24.585. In the Access Road area, soils belong to the Entisols Order, and the Acuentes and Ortentes suborders.

Archaeology

Archeologic baseline studies in the Mine Area and Access Road began in 2012, led by Dr. Catalina Teresa Michieli and Carlos E. Gómez O. Archaeological prospecting was conducted under the supervision of the Secretariat of Culture of the Ministry of Tourism and Culture of the Province of San Juan.

The studies confirm no significant pre-Hispanic sites, though isolated lithic artifacts were found. Two large rocks with petroglyphs can be found at the Access Road, in the Cuesta del Gringo.

Paleontology

Paleontological surveys identified no areas of high fossil significance within the project footprint.

Protected Areas

No interactions were identified between the project and protected/conservation interest zones defined by native forest criteria. No Ramsar sites, Biosphere Reserves, or other protected sites recognized in Argentina, the San Juan Province, or international treaties lie within the project area.

Demographics

The Calingasta department has a population of 11,034 residents (–2022 Census), with three main population centers: Villa Calingasta, Tamberías, and Barreal-Villa Pituil. The demographic structure is 51.79% male and 48.21% female (2010 Census). Age distribution follows a progressive pyramidal structure, with a notable percentage of the population aged 15 to 64 years.

Future Environmental and Social Work Plan

Baseline data collection will continue until project development begins. Upon execution approval, an Environmental and Social Management Plan (ESMP) will be implemented, ensuring sustainable development and regulatory compliance under Argentine Law N°24.585. Table 17.1: Summary of future environmental and social work plan lists the components of the ESMP to be considered and monitored over the life of the project.

Table 17.1: Summary of future environmental and social work plan
Environmental and/or social component	Sub-component	Project Stage
		Construction	Operation	Closure
Geomorphology	Control of active geological processes	x	x	x
	Cryogenic geoforms	x	x	x
Water	Water resources	x	x	x
Atmospheric conditions	Greenhouse gas emissions	x	x	x
	Meteorology and air quality	x	x	x
	Noise and vibration	x	x	x
Soil	Soil	x	x	x
Flora and fauna	Terrestrial biota protection	x	x	x
	Aquatic biota protection	x	x	x
	Control of exotic species	x	x	x
Ecological processes	Compensation of ecological impacts	x	x	x
	Ecological restoration of disturbed areas	x	x	x
Socio-cultural environment	Transport	x	x	x
	Heritage protection	x	x
	Employment program	x	x	x
	Training and education	x	x	x
	Consultation and communication	x	x	x
	Visual impact	x	x	x
	Contribution to local development	x	x	x

Geochemistry

Geochemical characterization of the Los Azules Project rock materials was conducted to assess the potential for Acid Rock Drainage and Metal Leaching (ARDML). The study focused on evaluating contact water quality risks due to acid generating sulfide minerals and solute release including sulfate and metal(loid)s.

The geochemical assessment focused on the following mine components:

Open pit: dewatering water quality during operations and the pit lake chemistry at closure.

Heap Leach Pad: long-term drain down seepage composition post-closure.

Mine Rock Storage Facilities: the composition of waste rock contact water quality from the North Waste Rock Facility (North MRSF), the South Overburden Stockpile (SOVB), the Primary Stockpile and the Low-Grade Stockpile.

The study outcomes have been used to inform water management and monitoring strategies during operations and closure, as well as the anticipated mitigation strategies for closure.

Geochemical Characterization

A total of 259 samples of core and overburden materials and four samples of spent ore were collected and then analyzed using industry standard static testing methods, including Acid-Base Accounting (ABA), Net Acid Generation (NAG), and Multi-Element assay. A subset of samples underwent mineralogical analysis (Rietveld X-Ray Diffraction [XRD]) and kinetic testing (Humidity Cell Test [HCT]). The core materials were logged by lithology, alteration, and mineralization. The geochemical characterization results indicated that geochemical behavior was primarily associated with the mineralization classification; therefore, the geochemical test results have been presented based on mineralization. Table 17.2 presents a summary of the samples by mineralization and the tests that were undertaken.

Table 17.2: Summary of Samples and Testing by Mineralization
Mineralization Zone	Code	Number of Samples	ABA, NAG, Multi element assay	XRD	HCT
Overburden	Ovb	34	34		5
Volcanics	Volcs	6	6
Leached zone	Lix	60	60	23	9
Primary /hypogene	Pri	57	57	17	15
Enriched/ supergene	Enr	75	75	17	15
Mixed	Mix	21	21	8	2
Transition	Trs	5	5
Bornite-chalcopyrite	Bn-Cpy	1	1
Spent Ore	Spent Ore	4	4		4
Total		263	263	65	50

Summary of Geochemical Static Testing

Mineralogy - Acid-forming minerals

The XRD analysis identified sulfide minerals in two-thirds of the samples. The main sulfide minerals identified were pyrite (mean abundance of 1%, maximum of 3.9%) and chalcopyrite (mean abundance also of 1% and maximum of 2.6%). Chalcocite was also found in smaller quantities (up to 1%) in 14 of the samples. The potential for acid generation is a function of the sulfide minerals present; copper sulfides (e.g. chalcopyrite, chalcocite, bornite, covellite) do not react as rapidly and are generally less acid generating than iron sulfides (e.g. pyrite, pyrrhotite, marcasite) and in the case of chalcocite and covellite do not generate acidity by mineral dissolution. The presence of copper sulfides may be the reason for relatively low acid generation in the HCTs (Section 17.2).

Jarosite minerals were also identified by the XRD analysis, with jarosite present in the four Spent Ore samples at concentrations around 2%. Jarosites are sulfate minerals that tend to form under acidic conditions. They do not oxidize to generate acid like sulfide minerals do; however, dissolution of jarosite minerals can generate acidity through hydrolysis of ferric iron.

Mineralogy – Bulk mineralogy and acid-neutralizing minerals

The bulk mineralogy was dominated by quartz and silicate minerals, with the most abundant silicate minerals being muscovite, albite, oligoclase, K-feldspar, and chlorite.

Reactive acid-neutralizing carbonate minerals were not abundant; calcite was present in two samples at 0.3%. Siderite was present in one sample at 0.7%, however, siderite is considered net neutral (it can release an equal amount of acid to the acidity consumed by dissolution). The most abundant and most reactive acid-consuming mineral would be chlorite, which is classed as having an intermediate weathering rate. Chlorite was present in around half of the samples (3.5% mean concentration, maximum 8.3%). The feldspars albite and oligoclase are classed as having slow weathering rates, but they are relatively abundant. They could provide a long-term (albeit slow-release) source of acid-neutralizing capacity.

Gypsum was identified in 7 samples at concentrations ranging from 0.3 to 7.7%. Gypsum and anhydrite have been recorded in the drillhole logs, particularly at depths greater than around 300 m. Anhydrite is a common alteration mineral in porphyry copper deposits, and gypsum likely forms as a hydration product. Gypsum and anhydrite are relatively soluble in contact waters, and their dissolution may result in elevated concentrations of sulfate, up to around the limit of gypsum saturation (around 2000 mg/L as sulfate with 500 mg/L calcium.

ABA (Acid/base accounting) and NAG (net acid generation) tests were undertaken on all samples to assess the potential for the samples to be net acid-generating. ABA results have been summarized in Table 17.3. The ABA tests calculated acid potential (AP) based on sulfide concentrations and neutralization potential (NP) based on modified Sobek test results. The Neutralization Potential Ratio (NPR) was calculated as NP/AP, where NPR values less than 1 were classed as Potentially Acid-Forming (PAF), values greater than 2 as Non-Acid-Forming (NAF) and between 1 and 2 as Uncertain.

NAG test results are summarized in Table 17.4, with samples classed as PAF if the NAG pH was less than pH 4.5 and the remaining samples classed as NAF.

Table 17.3: Summary of ABA Results1
Mineralization Code	Number of Samples	Acid Potential (kg as CaCO3/t)					Neutralization Potential (kg as CaCO3/t)					Neutralization Potential Ratio					ABA Classification (No. of samples)
		Min.	Mean	Median	Max.	Standard Deviation	Min.	Mean	Median	Max.	Standard Deviation	Min.	Mean	Median	Max.	Standard Deviation	PAF	Uncertain	NAF
Ovb	34	0.3	3.4	0.6	15	5.8	2.2	6.6	4.2	17	5.2	1.1	7.6	6.7	19	6.2		4	30
Volcs	6	1.3	36	4.8	115	47	5.5	87	95	183	65	1.2	18	2.4	67	25		3	3
Lix	60	0.3	1.9	0.9	38	5.2	1.4	5.6	3.6	30	5.6	0.08	9.7	4.0	96	15	4	12	44
Pri	57	1.6	24	17	122	22	2.6	9.9	6.9	76	12	0.04	1.0	0.41	12	2.2	48	3	6
Enr	75	0.6	30	22	346	41	1.2	5.1	4.7	13	2.4	0.006	0.52	0.25	6.3	0.89	64	6	5
Mix	21	0.3	5.7	1.9	48	11	0.91	4.0	3.5	9.6	2.6	0.04	6.6	1.3	31	11	9	5	7
Trs	5	8.4	20	23	30	8.1	2.8	5.3	4.3	8.9	2.3	0.10	0.40	0.18	1.06	0.37	4	1
BN-CPY	1		6.9					9.0					1.3					1
Spent Ore	4	0.6	0.7	0.63	0.94	0.13	1.3	2.0	1.7	3.6	0.91	2.0	3.0	2.2	5.7	1.6			4

Table 17.4: Summary of NAG pH Results2
	Number of Samples	NAG pH					No. of samples
		Min.	Mean	Median	Max	Standard Deviation	PAF	NAF
Ovb	34	3.7	5.1	5.3	6.1	0.84	3	31
Volcs	6	4.7	8.7	9.6	11	2.51		6
Lix	60	2.6	5.3	5.1	8.0	1.07	10	50
Pri	57	2.1	3.6	3.3	7.9	1.28	50	7
Enr	75	2.1	3.3	3	6.5	0.92	67	8
Mix	21	2.2	4.5	4.4	6.4	1.14	11	10
Trs	5	3.3	3.8	3.8	4.6	0.44	4	1
BN-CPY	1		5.3					1
Spent Ore	4	3.6	3.7	3.7	3.7	0.044	4

The results of the ABA and NAG tests are shown in Figure 17.1 with NAG pH plotted against NPR. Most of the Overburden, Leached (Lix) and Volcanics plot in the NAF portion of the graph, with most of the Primary (Pri), Enriched (Enr), Mix and Transition (Trs) samples plotting in the PAF portion of the graph.

Overall, the ABA and NAG results have been summarized as follows:

Materials that are Overburden, Leached or Volcanics are most likely to be NAF overall.

The remaining materials (Primary, Enriched, Mix and Transition) are likely to be PAF or Uncertain. A small portion may be NAF but for assessment purposes these materials have been considered as PAF.

The Spent Ore materials would be classed as PAF based on their NAG pH values.

Figure 17.1: Graph of NPR against NAG pH (SRK 2025)

Summary of Geochemical Kinetic Testing

A total of 50 samples were subject to kinetic testing. Thirteen of the HCTs were terminated after 40 weeks, 18 HCTs were terminated at 60 weeks, and 14 HCTs were terminated at 80 weeks. The final 5 HCTs were terminated at 100 weeks.

HCT leachate for the Overburden and Leached HCT materials typically ranged from pH 5.5 to 7. For the Enriched and Primary materials, the leachate pH decreased to around pH 5 to 6. Major ion concentrations were generally low for the Overburden and Lix HCTs and the release of metal solutes was lower than for the Enriched and Primary HCTs.

Static testing for the Primary and Enriched HCT samples classified them as PAF, due to the limited carbonate present. The reason for the HCT leachates not turning more acidic was not clear; it could have been due to slow reacting/low acid-generating copper sulfide minerals, or due to the presence of higher proportions of relatively slow reacting silicate minerals. The combination of these factors (slower acid release and abundant slow silicate buffering) could explain why the pH values for the Primary and Enriched HCTs did not decrease further.

Calculations of AP and NP depletion were completed for each HCT based on the ABA data and the leachate composition. The depletion calculations indicated that the overburden HCTs would be unlikely to turn into acid. Most of the Lix HCTs would also be unlikely to turn acidic, although three Lix HCTs with higher sulfide content had leachate pHs of 5 to 6 and were predicted to turn into acid. The depletion calculations indicated that the Primary and Enriched HCTs could ultimately generate acidity as the measured NP may be depleted before the AP, and therefore the pH of the contact water could tend towards acidic conditions. However, this does not take account of the potential for the AP to have been overestimated due to the presence of copper sulfide minerals that may not generate as much acid. Also, where the rate of acid generation is low and the more reactive silicate minerals (e.g. chlorite and biotite) are more abundant, the overall effect may be that there is sufficiently slow reacting NP and dilution with alkalinity in contact waters to largely counteract the slow and limited acid generation; this could result in a pH that may be mildly acidic (around pH 5 to 6) but may not substantially decrease to lower pH values.

For the Spent Ore HCTs, the leachate was initially around pH 3 due to residual acidity from the test columns. The pH increased to around pH 4.5 after 10 weeks and remained around pH 4.5 until around Week 60 and then showed a gradual increase to around pH 5 to 5.5 toward Week 100. The period of stable pH indicated an ongoing source of acidity, potentially from jarosite minerals or residual process solutions in the pores. The increase to around pH 5 or above indicated that the source of acidity was decreasing over time (after the sample had been rinsed 60 to 100 times).

Solute concentrations from the HCTs were high for copper, except for the Spent Ore HCTs. Copper for several of the Enriched and Primary HCTs were over 1 mg/L each week, with maximum concentrations around 20 mg/L. The high copper concentrations showed that copper was being released. They remained mobile in leachates that were around pH 5 to 6, and therefore, acidic conditions were not required for copper to stay in solution at elevated concentrations. Copper concentrations were typically lower (around 0.01 mg/L) for the Overburden and Lix HCTs except for the two Lix HCTs with sulfide or sulfur content greater than 0.1%. Other solute parameters that were released at elevated concentrations included fluoride, arsenic, cadmium, cobalt, lead, manganese, and zinc. The overall potential for specific solutes to be constituents of concern (CoC) will vary by mine component. It will depend on the overall release rates, water flows, and any attenuation processes.

Predictive numerical modeling assessments

Predictive numerical geochemical models were developed to estimate mine contact water quality for the following facilities:

Pit water: operational dewatering and pit lake water quality post-closure.

Mine Rock Storage Facilities (MRSFs): North MRSF, Overburden Stockpile (SOVB), Primary Stockpile and Low-Grade (LG) Stockpile

The potential drainage chemistry of the HLP was also evaluated but did not include numerical modelling.

Water quality compliance criteria

The Environmental Impact Report states that the Project will be committed to maintaining baseline water quality. Therefore, the mine will not result in increased concentrations of pollutants in water quality downgradient from the site during operations or post-closure.

To assess water quality, the study compared the predicted mine contact water quality results with the baseline water quality data for the proposed compliance location, specifically the Rio Salinas monitoring location at the downstream limit of the site boundary.

Pit water

During operations, the pit dewatering flows will be consumed by the process demands, and hence, no discharge of dewatering flows is expected during mine life. A pit water rebound assessment was undertaken that indicated a pit lake would form as a net sink; the lake would receive water from the surrounding area, but the lake level would remain below the level of the pit crest, and hence there would be no discharge of water from the pit lake to the environment.

Dewatering water quality will initially be comparable to the groundwater composition and will evolve through mine life with higher solute concentrations as solutes are released from the wall rock and talus.

The numerical model estimates of pit lake water quality indicated that the pit lake pH would be mildly alkaline (around pH 8) with moderate TDS concentrations (around 740 mg/L in year 5) that would increase over time (around 1100 mg/L at year 100) due to ongoing solute inflows and the effects of evaporative concentration. The main solutes present would be sulfate and calcium. Calcium and sulfate concentrations would be expected to increase until limited by gypsum solubility, which would occur at around 500 mg/L calcium with 2000 mg/L sulfate. Solute concentrations for most parameters generally increase over time, with the exceptions being calcium, barium, copper, and iron, which decrease due to associated mineral phase precipitation. Overall, the pit lake water would not be suitable for discharge or agricultural or domestic uses. The increasing solute concentrations over time (particularly sulfate and calcium) indicate a long-term tendency to become a brackish pit lake with elevated solute concentrations for several parameters.

The hydrogeological studies indicate the pit lake will be a net sink for water and will not interact with the local environment; therefore, it may be considered that the pit lake would be comparable to other isolated Andean water bodies, which are similarly of naturally poor quality relative to stream flows.

MRSF infiltration and seepage

Numerical estimates of the MRSF hydrology were completed based on estimates of the site climate, hydrology and particle size distribution of the MRSF materials. The climate and coarse nature of the MRSF materials indicate that there will be negligible runoff from the MRSFs, with virtually all water either evaporating/sublimating from the surface or percolating downwards through the rock mass. The assessment indicated that seepage through the MRSFs would be predominantly driven by snow melt, with negligible contribution from rainfall during the summer. Snow derived infiltration into the rock mass would occur relatively quickly, with basal seepage from each of the facilities anticipated to occur within several years of the start of their construction.

Based on the North MRSF location and hydrology, it is expected that the seepage will mix with groundwater beneath the facility and will emerge as spring/stream flow at the toe of the facility or slightly downstream. The SOVB seepage is likely to migrate with groundwater and emerge in the Rio Frio catchment, which will then flow to the Rio Salinas. Seepage from the Primary Stockpile will be discharged into the Rio La Embarrada channel and then to Rio Salinas. Seepage from the Low-Grade Stockpile will migrate in groundwater towards the pit.

Base Case predictions

Numerical predictions of water quality were undertaken using a scaling approach to predict field-scale contact water quality from laboratory-derived HCT leachate quality. The estimates were completed for each of the MRSFs, and the results are summarized in Table 17.5. Separate calculations were then undertaken for the migration and mixing of North MRSF and SOVB contact waters with the Rio Salinas baseline water. The calculations were complete for the summer low flow rates to represent the period when the river composition could be most influenced by the MRSF seepage, and could occur for several months. The results of the Rio Salinas mixing predictive calculations are shown in Table 17.6.

The base case numerical estimates indicate that the contact water pH would be circum-neutral to mildly alkaline for each of the facilities (ranging from around pH 6 to 8.3). Total dissolved solids (TDS) would be up to around 2000 mg/L for the North MRSF. TDS concentrations for each of the MRSFs were predicted to be elevated relative to the Rio Salinas baseline conditions (up to 350 mg/L). Percolation of water through the rock mass was predicted to result in concentrations of most solute species being greater than the Rio Salinas baseline conditions. The exceptions were copper, barium, and iron, where concentrations were predicted to be limited by mineral solubility constraints.

The summer flow mixing calculations (Table 17.6) predicted lower solute concentrations because of mixing with groundwater and river water in the Rio La Embarrada, Rio Frio, and Rio Salinas. The calculations assumed that the Primary Stockpile and Low-Grade Stockpile would not contribute to the post-closure flow. The predicted Rio Salinas water quality post-closure was predicted to be comparable with regards to pH and TDS; however, several solute species were predicted to be greater than the Rio Salinas baseline conditions. Based on the Project commitment to maintain the baseline water quality conditions, this indicates that mitigation measures for the MRSFs would be required to achieve water quality composition near the baseline Rio Salinas composition.

Table 17.5: Summary of Outputs from Base Case Numerical Water Quality Models
Facility	Total Tonnage (Mt)	Footprint (Mm2)	Estimated average seepage rate (L/s)	pH range	Maximum predicted base case concentration (mg/L)						Parameters predicted to be greater than Rio Salinas baseline	Comments
					TDS (mg/L)	Sulfate (mg/L)	Cadmium (mg/L)	Copper (mg/L)	Manganese (mg/L)	Zinc (mg/L)
Rio Salinas baseline	-		-	7.2-9.6	352	85	<0.0002	0.148	0.0093	0.049	-
North MRSF	1,200	5.6	21.3	7.9-8.1	2,100	1,200	0.14	0.006	6.79	11.6	TDS, alkalinity, Cl, F, SO4, P, Ca, Mg, K, Na, Ag, As, B, Cd, Co, Cr, Mn, Mo, Ni, Pb, Sb, Se, Sr, Tl, U, V, Zn	North MRSF contact waters will ultimately enter the Rio Salinas flow.
SOVB	230	1.85	7.2	8.2-8.3	410	150	0.009	0.0055	1.01	1.58	TDS, alkalinity, Cl, F, SO4, P, Mg, K, Na, Ag, B, Ba, Cd, Co, Cr, Mn, Mo, Ni, Pb, Sb, Se, Sr, U, Zn	SOVB contact waters will ultimately enter the Rio Salinas flow.
Primary Stockpile	88	0.7	3.4	6.0-8.0	855	521	0.17	0.0063	1.81	13.7	TDS, alkalinity, Cl, F, SO4, P, Ca, Mg, K, Na, Ag, B, Cd, Co, Cr, Mn,	Primary Stockpile assumed to be removed by end of mine life.

Mo, Ni, Pb, Sb, Se, Sr, Tl, U, Zn
Low-Grade Stockpile	72	0.9	2.6	6.9-8.1	364	183	0.11	0.0057	1.71	3.7	TDS, alkalinity, F, SO4, P, Ca, Mg, K, Ag, B, Cd, Co, Cr, Mn, Mo, Ni, Pb, Sb, Se, Sr, U, Zn	Low-Grade Stockpile will be removed by end of mine life. Seepage will flow to the pit.

Table 17.6: Summary of Outputs from Base Case Numerical Water Quality Models for Rio Salinas
Facility	pH	TDS (mg/L)	Sulfate (mg/L)	Cadmium (mg/L)	Copper (mg/L)	Manganese (mg/L)	Zinc (mg/L)	Parameters predicted to be greater than Rio Salinas baseline	Comments
Rio Salinas baseline	7.2-9.6	352	85	<0.0002	0.148	0.0093	0.049	-
Predicted Rio Salinas	7.9	353	174	0.015	0.0051	0.77	1.28	TDS, Cl, F, SO4, P, Ca, Mg, K, Na, Ag, B, Cd, Co, Cr, Mn, Mo, Ni, Pb, Sb, Se, Sr, Tl, U, V, Zn	Calculations undertaken for mixing average base case seepage flows from North MRSF and SOVB with baseflow for Rio Salinas.

In addition to solutes released by weathering of the rock materials, release of nitrogen species from the use of explosives can occur as a result of spillage, leaching, and incomplete combustion. Calculations indicated that potential nitrate concentrations may not be elevated relative to baseline concentrations; however, ammoniacal nitrogen may be elevated above baseline concentrations in seepage that could migrate to the Rio Salinas. The use of explosives will occur during active mining, and hence, there will be a finite source of residues that will deplete over time.

Heap Leach Pad

During operations, the HLP will be actively leached with sulfuric acid to leach the copper. During operations, there will be no discharge of contact water from the HLP or associated ponds or infrastructure to the environment.

At the end of mine life, Pregnant Leach Solution (PLS) will continue to drain from the HLP. This PLS will be processed for the copper content and then recirculated to the top of the HLP in a period of ‘inventory reduction’. After the PLS is no longer recirculated, the HLP will continue to generate seepage because of infiltration from rain and snow. The rates of solution discharging from the HLP will be lower than during operations, but could still average around 5 to 28 L/s. The long-term seepage has been predicted to be acidic (around pH 4 to 5), and the acidity will increase the mobility of metal solutes. Drain down of the residual acidity from the leach waters and jarosite minerals will require the leach pad to be flushed several times, which could take years to decades, depending on the flow rates. Therefore, drainage solution and runoff contact water from the HLP would likely need to be prevented from discharging or would require treatment prior to discharge.

20.2.5Contact Water Quality Management and Mitigation of Potential Impacts

Operational period

Contact water quality from the MRSFs, pit dewatering and HLP would not be suitable for discharge to the environment during the operational period. The water management system has been designed so that there will be no discharge of contact waters from the site; all contact waters will be captured and will be consumed within the process plant. Therefore, mitigation of environmental risks has been designed into the operational phase.

Post-closure period

The geochemical assessment and predictions of contact water quality have indicated that the post-closure contact water quality from the MRSFs will contain high solute concentrations relative to the Rio Salinas, and that after mixing with the local groundwater and river water, the resulting Rio Salinas water quality would exceed the baseline water quality and hence would not meet the environmental commitments.

At closure, sending water to the process plant will not be an option. Therefore, mitigation measures will therefore be required to reduce the potential for the post-closure water quality to increase concentrations above the baseline Rio Salinas water quality.

Closure Water Management Measures

The current closure plan focuses on capturing seepage flows from the HLP and North MRSF in evaporation ponds. The evaporation ponds would be sized to allow the complete removal of the seepage water by evaporation. This approach is applied globally at many mine sites and is highly dependent on the local climate, water balance, and pond sizing. Due to the climate and hydrology at Los Azules, there may be difficulties in sizing a pond with a suitable capacity to ensure all water would be evaporated during the summer. There could also be challenges with respect to the accumulation of salts that could reduce the evaporation rates, and the integrity of the pond liners to prevent seepage.

Based on the anticipated water quality and potential rates of seepage from the HLP and MRSFs from the geochemical assessment, further studies and assessments will be required to refine the closure water management plans to demonstrate that they can achieve the long-term goals.

The geochemical assessment report has set out several options that could be investigated further to determine the most pragmatic and cost-effective approach to preventing or reducing potential impacts to the surface water bodies. These include:

Covers: the MRSFs could be covered with lower permeability materials to encourage shedding of meltwater. The aim would be to shed as much of the snowmelt as possible as run-off from the surface of the MRSFs without contact with mine rock and reducing infiltration through the rock mass. Alternately, the top-most materials (or cover) could be comprised of fine-grained porous material that is designed to retain moisture in the uppermost materials, such that the moisture could be evaporated off during the summer (effectively a ‘store-and-release’ cover). Both approaches would act to reduce infiltration into the MRSFs, reducing the quantity of seepage and the overall solute load to the Rio Salinas.

Wetlands and attenuation processes: the construction of a wetland area within the Rio La Embarrada / Rio Frio area would offer a range of measures to attenuate and mitigate flows. Settlement ponds and vegetation can retain particulate matter. Organic matter and vegetation can attenuate solute species. Addition of limestone and/or limestone drains can add buffering capacity to retain high pH waters and facilitate precipitation of some solutes. Pebble beds can be established to remove redox-sensitive species such as iron and manganese.

These options would need to be assessed further to develop a final closure approach. The period prior to construction, and through operations to closure would allow for detailed studies to be undertaken to optimize the assessments and develop a robust closure strategy.

ENVIRONMENTAL MANAGEMENT AND MONITORING PLANS

Environmental management and monitoring plans are required to protect the biophysical and social environments of the Los Azules Projects. These plans are identified in the Sixth Update of IIA for the Exploration Stage, approved under Resolution N° 408-MM-2024 by the Provincial Mining Authority, and in the Exploitation IIA, which was granted its Environmental Impact Statement (DIA, in Spanish) through Resolution N° 805-MM-2024. The IIAs define protection measures for the following activities and operations:

Development and operation infrastructure: including primary and secondary access roads, drill platforms and camp facilities.

Flora and fauna conservation: to protect local vegetation and wildlife.

Water resource management: ensuring sustainable water use and maintaining water quality.

Cultural and natural heritage preservation: protection of archaeological and environmentally sensitive areas.

Machinery and equipment operation: implementing best practices to minimize environmental impact.

Soil disturbance control: measures to prevent erosion and land degradation.

Glacial geoform protection: compliance with environmental protection regulations related to cryogenic landforms.

project permitting

The development of the Los Azules Project requires various environmental and sectoral permits for different phases of the project, including those prior to construction, during construction, and throughout operation.

The required environmental permits include the Sectorial Environmental Permit for construction and the Environmental Impact Statement (DIA, in Spanish) for exploitation. Additionally, various sectoral permits must be obtained before construction can commence.

The permitting process for the Project has been progressing, and no major risks or delays have been identified.

Environmental Permits – Construction and Operation Stages

Table 17.7 below lists environmental permits required for the construction and operation phases. While many of these permits are initially issued for the construction stage, they must be periodically renewed to remain valid during operations.

Table 17.7: Environmental Permits – Construction/Operation Stage
#	Name of permit	Authority	Estimated Processing time (*)	Stage (**)	Start date	Date obtained	Expiration date	Frequency
LA-P-002	Environmental Impact Report (IIA) - Exploitation Stage.	Mining Ministry - San Juan.	2 years	Construction/ Operation	---	Dec 3, 2024.	Not Applicable.	2 years

LA-P-077	Environmental Permit ('Aviso de proyecto'). Calingasta Premises.	State Secretariat for the Environment and Sustainable Development - San Juan.	6 months	Construction/ Operation	---	Jun 6, 2023.	June 6, 2026.	3 years
LA-P-192	General Manifest - Power Line and Substation System.	State Secretariat for the Environment and Sustainable Development - San Juan.	10 months	Construction/ Operation	---	--	--	3 years
LA-P-204	General Manifest - Access Road Section I.	State Secretariat for the Environment and Sustainable Development - San Juan.	10 months	Construction/ Operation	---	--	--	3 years

Notes: *Processing time: No legal timeframe is established for processing and obtaining permits. Estimates are based on experience in similar processes. **Stage: While many of these permits are required for construction stage, they must be renewed within the established period to remain valid for operations.

Sectorial Permits – Before Construction

The following Table 17.8 lists sectorial permits required before construction begins. These permits cover land use, water management, infrastructure approvals, and regulatory registrations.

Table 17.8: Sectorial Permits - Before Construction
#	Name of permit	Authority	Estimated Processing time (*)	Stage	Start date	Date obtained	Expiration date	Frequency
LA-P-MISC.	Soil Use Feasibility – Miscellaneous.	Urban Planning and Development Department (DPDU) - San Juan.	3 months	Before Construction.	---	--	--	3 years
LA-P-MISC.	Civil Works Design Project Approval.	Urban Planning and Development Department (DPDU) - San Juan.	3 months	Before Construction.	---	--	--	One time only

Table 17.8: Sectorial Permits - Before Construction
#	Name of permit	Authority	Estimated Processing time (*)	Stage	Start date	Date obtained	Expiration date	Frequency
LA-P-MISC.	Fire Protection Service Project Authorization.	Urban Planning and Development Department (DPDU) - San Juan.	3 months	Before Construction.	---	--	Work completion.	One time only
LA-P-MISC.	Municipal Construction Permits Fee.	Municipality of Calingasta.	15 days	Before Construction.	---	--	--	One time only
LA-P-159	Authorization for Construction of Water Management Works and Heap Leach Pad and Phases.	Water Department - San Juan.	6 months	Before Construction.	---	--	--	One time only
LA-P-190	Authorization of Water Management Works. Design Project Approval - Water Diversion and Management Channels.	Water Department - San Juan.	6 months	Before Construction.	---	--	--	One time only
LA-P-093	Authorization of Water Management Works, Access Road Drainage System.	Water Department - San Juan.	6 months	Before Construction.	---	--	--	One time only
LA-P-188	Authorization for Construction of Water Management	Water Department - San Juan.	6 months	Before Construction.	---	--	--	One time only

Table 17.8: Sectorial Permits - Before Construction
#	Name of permit	Authority	Estimated Processing time (*)	Stage	Start date	Date obtained	Expiration date	Frequency
Works, Mine Drainage System.
LA-P-172	Authorization for Construction of Water Management Works, Process Ponds.	Water Department - San Juan.	6 months	Before Construction.	---	--	--	One time only
LA-P-MISC.	Discharge Feasibility Certificate, Effluent Plants and Filter Fields.	Water Department - San Juan.	6 months	Before Construction.	---	--	--	One time only
LA-P-MISC.	Discharge Feasibility Certificate, Water Plant.	Water Department - San Juan.	6 months	Before Construction.	---	--	--	One time only
LA-P-073	Interruption of Water Free Flow.	Water Department - San Juan.	4 months	Before Construction.	---	--	--	One time only
LA-P-169	Quarry Concession on Provincial Fiscal Lands.	Department of Mining Registry and Cadastre, within the Technical Secretariat of the Mining Ministry.	1 year	Before Construction.	---	--	--	One time only
LA-P-170	Registration of a Quarry on Private Land.	Department of Mining Registry and Cadastre, within the Technical	6 months	Before Construction.	---	--	--	One time only

Table 17.8: Sectorial Permits - Before Construction
#	Name of permit	Authority	Estimated Processing time (*)	Stage	Start date	Date obtained	Expiration date	Frequency
Secretariat of the Mining Ministry.
LA-P-202	Provincial Road Department (DPV) Authorization, Access Road.	Provincial Road Department.	8 months	Before Construction.	---	--	--	One time only
LA-P-203	National Road Department (DNV) Authorization, Access Road.	National Road Department.	8 months	Before Construction.	---	--	--	One time only
LA-P-035	Electroduct Administrative Easement.	National Electricity Regulatory Agency (ENRE).	1 year	Before Construction.	---	--	--	One time only
LA-P-157	Registration as a Wholesale Electricity Market Agent (MEM in Spanish) as a Large Major User (GUMA in Spanish).	National Energy Secretariat.	1 year	Before Construction.	---	--	--	One time only
LA-P-158	Authorization for the Construction, Operation and Maintenance of a Power Line for Private Use.	National Energy Secretariat.	1 year	Before Construction.	---	--	--	One time only

*Processing time: No legal timeframe is established for processing and obtaining permits. Estimates are based on experience in similar processes.

Community Engagement and Social Programs

The Los Azules Project has a Community Development Plan aimed at promoting the social and economic well-being of the local communities. This plan is managed by the company's Community Relations Department, which has a dedicated team based in Calingasta to address community needs, foster engagement and respond to concerns.

The Community Development Plan includes the following key programs:

Citizen Participation Program

Local Labor Program

Local Supplier Development Program

Community Training Program (Programa de Educacion a la Comunidad, PEC).

Strengthening of Civil Institutions Program.

Educational Institution Engagement Program

Contractor Partnership Plan

Infrastructure Contribution Plan.

Healthcare Institutions Engagement Plan.

Closure Plans

The Closure Plan (CP) is designed to establish the site's long-term physical, chemical, and hydrological stability while minimizing environmental and socioeconomic impacts. The plan includes two distinct stages:

Closure stage: implementation of closure measures and rehabilitation activities at the end of operations.

Post-Closure stage: long-term monitoring and maintenance to assess the effectiveness of closure measures and, if necessary, apply corrective actions.

Closure Components

The primary project components requiring closure include:

Table 17.9: Project Facilities
Type of facility	Facility/components
Mine facilities	Pit, Northeast, and South Waste Dumps
Processing facilities	Heap leach Crushing systems Process Plant
Auxiliary facilities	Embarrada Campsite Project roads Power lines and substations Maintenance and warehouse workshop Fuel tanks and loading facilities Services (water, sewage, etc.)

Closure Plan Objectives

The primary objective of mine closure is to achieve long-term physical and chemical stability, with minimal maintenance, establishing a safe, stable, and predictable condition while ensuring compliance with environmental regulations. Key closure and post-closure objectives include:

Compliance with environmental laws, international standards, and best industry practices.

Rehabilitation of affected areas to achieve long-term stability, including revegetation with native species when possible.

Restoration of natural drainage surfaces in affected areas.

Minimization of socioeconomic impacts on a local and regional scale.

Optimization of closure and post-closure costs.

Standards and Regulations

San Juan province does not have specific mine closure legislation and does not adhere to National Regulation Res. 161/2021. Therefore, the applicable legal framework consists of:

National Law No. 24.585 on Environmental Protection for Mining Activities.

Provincial Law No. 6.571 on Environmental Impact Assessment, modified by Provincial Law No. 6.800

Additionally, the Closure Plan aligns with international standards (ICMM, 2025), McEwen policies, and industry best practices. The Plan is integrated into the Environmental Management Plan (EMP) within the project’s EIA, with final approval granted by the Ministry of Mining of San Juan.

Geo-Environmental Risk

The primary geoenvironmental risk at closure is the potential generation of acid rock drainage (ARD) and metal leaching (ML) from mine waste facilities. These risks and their associated management strategies include:

Mine Rock Storage Facilities (MRSFs): waste rock is expected to generate acidic drainage over time, requiring engineered contacted/non-contacted water management systems and potential cover systems to limit infiltration.

Open Pit: the pit will naturally flood post-closure, forming a pit lake. The water chemistry will depend on wall rock leaching and groundwater inflows, requiring monitoring and possible treatment if water quality degrades.

Heap Leach Pad (HLP): residual leach solutions may contain elevated metal and sulfate concentrations. The leach pad will undergo rinsing and drain down to stabilize the material before final closure.

Surface and Groundwater Protection: monitoring and predictive modeling will guide mitigation strategies to ensure compliance with water quality standards.

Closure Considerations and Criteria

Physical stability

Remaining mine facilities (pit, waste dumps, leach pad) will be designed to withstand long-term (post closure) conditions and meet international standards.

Chemical stability

Water, air, and soil quality post-closure will aim to match baseline conditions.

Contact water will be managed to prevent contamination through differential systems of contacted and non-contacted water.

Hydrological stability

Natural drainage patterns will be restored, when possible, with systems in place to manage contact water.

Pollution control

Sanitation and rehabilitation efforts will follow the best engineering practices and meet environmental compliance requirements.

Revegetation

Native plant species will be used to promote natural revegetation in rehabilitated areas.

Landscape

The final landform will be designed to closely resemble the surrounding natural environment.

Waste Management

All waste will be disposed of properly, with chemical reagents either returned to the supplier or safely disposed of off-site.

Infrastructure and Equipment Decommissioning

Temporary infrastructure will be removed and surfaces leveled. End-of-life equipment will be managed as scrap and disposed of off-site.

Monitoring and Maintenance

A minimum 10-year post-closure monitoring period will be implemented.

Monitoring frequency will be adjusted as environmental conditions stabilize.

Closure Strategy

The closure plan consists of three key stages:

Progressive Closure Stage: implemented during mine operation for facilities that have reached the end of their useful life.

Final Closure Stage: executed after the end of operations and covering all remaining facilities.

Post-Closure Stage: monitoring and corrective actions to assess long-term environmental stability.

The closure plan will be updated in consultation with stakeholders, including government authorities and local communities, as established by international standards.

Key Assumptions

The Closure Plan is based on the following assumptions:

The closure period is estimated at three years, followed by a minimum 10-year post-closure period.

Progressive closure measures will require detailed engineering and additional studies.

The pit lake will reach equilibrium without groundwater outflow.

All ore stockpiles will be fully processed before closure.

The leach pad will be stabilized and will not generate residual effluents after draindown.

ARD from waste dumps will be managed through a contact/non-contact water management system.

Stored topsoil will be used for revegetation.

Decontaminated demolition debris will be disposed of in the waste dumps.

No infrastructure will be transferred to local communities.

Closure Measures

Pit

Removal of auxiliary infrastructure.

Natural flooding to equilibrium level.

Installation of 2 m high berms to restrict access.

Scarification of roads to promote revegetation.

Low-grade Stockpile and Primary Material

Removal of base material and rehabilitation of the area.

Processing Plant and Crushing Systems

Disposal of chemical reagents off-site.

Decontamination and dismantling of equipment and facilities.

Scarification and leveling to promote natural revegetation.

Waste Dumps

Removal of auxiliary equipment.

Implementation of contacted/non-contacted water management systems.

Scarification of roads to facilitate natural revegetation.

Heap Leach Pad

Removal of infrastructure and pipelines.

Reconfiguration of contacted/non-contacted water management systems.

Draining and stabilization of the leach pad.

Auxiliary facilities (Campsite, Maintenance Workshop and Warehouse, Administration Offices, Substations, etc.)

Dismantling and decontamination of facilities.

Demolition of concrete structures with waste disposed in waste dumps.

Off-site disposal of hazardous waste.

Scarification and leveling to promote natural revegetation.

Fuel storage and supply facilities

Removal of infrastructure.

Remediation of contaminated areas.

Off-site disposal of hazardous waste.

Roads and Drainage Systems

Scarification to promote natural revegetation.

Restoration of natural drainage patterns, with removal of culverts and diversion structures.

Closure costs

The total cost of the closure has been estimated at USD 385,783,322 which is made up as follows:

Table 17.10: Cost summary
Direct costs	166,341,792
Complementary direct costs	7,148,362
Indirect costs	83,940,366
Contingency	128,352,802
Total	385,783,322

capital and operating costs

capital cost estimation

This section describes the capital cost basis for McEwen Copper’s Los Azules Project in the San Juan Province of Argentina. The Project includes the development of an open pit mine with muti-stage crushing and screening, a heap leach pad, and a copper solvent extraction-electrowinning facility with a nominal production capacity of 210,000 t/a copper cathodes (design maximum 240,000 t/a). There is also a sulfuric acid plant and other associated infrastructure to support the operations. In general, it includes the following facilities:

Mine development and associated infrastructure

Three (3) stage crushing, conveying, and agglomeration

Heap leach pads and mobile conveyor ore stacking systems

Solvent Extraction-Electrowinning (SX/EW) facility

Sulfuric acid plant & sulfur storage/handling

On-Site utilities and ancillary facilities including a construction/initial operations camp

Off-Site infrastructure including main offices, trans-modal logistics stations, and access road

The estimate is expressed in third quarter 2025 United States dollars and all references herein are in USD. No provision has been included to offset future escalation.

Most costs and equipment estimates were provided on a USD basis. Where source information was provided in other currencies, these amounts have been converted at the following rates:

1 USD = 1,459 Argentine Peso (ARS)

1 USD = 0.962 Euros (EUR)

1 USD = 985.02 Chilean Peso (CLP)

The project capital costs are based on various sources including unit rates provided by contractors, equipment and material quotations, in-house historical data, published databases, experience-based factors and estimators’ judgment (allowances). The capital costs for the project are summarized below and should be viewed with an expected level of accuracy for a feasibility analysis at ±15% consistent with AACE International Recommended Practice No. 47R‐11 Estimate Class 3. The initial project development capital costs for the Base and Alternative case options are summarized in Table 18.1.

Table 18.1: Initial Capital Cost Summary
Description	Cost ($M)
Direct On-Site Facilities
Mine Facilities, Equipment, Pre-Production	$805.9
Ore Storage & Handling	$283.3
Heap Leach	$331.6
SX-EW	$188.5
Sulfuric Acid Plant	$114.3
Ancillary Facilities	$123.4
Site Development & Yard Utilities	$101.6
Water Supply	$29.6
Direct Off-Site Facilities
Power Supply (contracted as OPEX cost)	$-
Local Support Facilities	$16.4
Access Roads	$93.6
Logistics Activities Zone (LAZ)	$45,.6
Total Direct Cost	$2,133.7
Project Indirects & Construction Services
Contractor Indirect Cost	$41.7
Catering, Camp Operations & Maintenance	$94.6
Contracted Services	$89.6
Construction Equipment, Tools & Supplies	$14.6
Freight & Duties	$59.3
Field Startup & Vendor Services	$15.1
Spares, Initial Fills (incl. Mining)	$65.5

Table 18.1: Initial Capital Cost Summary
Description	Cost ($M)
Project Indirect/ Project Management Labor
EPCM Services	$139.2
Owner's Cost
Owner Project Team	$7.6
Office Costs & Assets incl. vehicles	$0.6
Owner Services Cost	$28.8
Owner Preproduction G&A Costs	$104.7
Opex During Ramp-up	$34.8
Total Indirect Cost	$691.0
Design Growth Allowances	$44.3
Contingency	$293.9
Total Capital Cost	$3,167.9

Major equipment pricing sourced for this study estimate is listed in Table 18.2 below.

Table 18.2: Major Equipment Budget Cost Sources
Mining Equipment –Shovels/Loaders	Komatsu/LeTourneau
Mining Equipment – Haul Trucks/Hydraulic Excavators	Komatsu
Primary Crusher Station	Metso-Outotec
Secondary Crushing & Screens	Metso-Outotec
Tertiary Crushing & Screens	Metso-Outotec
Overland Conveyors Package	RBL-REI
Heap Leach Stacking System	Terra Nova Technologies
Agglomeration Drums	Westpro

Table 18.2: Major Equipment Budget Cost Sources
Solvent Extraction Plant Equipment Package	Metalex
Electrowinning Plant Equipment Package	Metalex
Sulfuric Acid Plant Package	Ballestra

Knight-Piesold provided costs for the heap leach pad, solution recovery and water management systems in the heap leaching area, as well as site water management. Costs were developed through unit price analysis, requests for quotes from material suppliers, and expert judgment.

Modular construction camp costs were sourced from Modular Homes (Argentina).

The incoming 220 kV powerline and substation upgrades at the existing Calingasta and Rodeo locations are provided by YPF Luz and are considered the main site substation as part of their provision of energy to the project. No capital is included in this estimate and the investment costs incurred by YPF are recovered as operating cost.

The estimate is built up by cost centers as defined by the project’s WBS for Area designations as well as by prime commodity accounts, which include earthwork, concrete, structural steel, buildings, mechanical equipment (including mine equipment), piping, electrical, and instrumentation. McEwen (Owner) provided costs include contracted construction services, such as construction camp operations and road maintenance, as well as traditional Owner’s Costs, including the Owner’s execution team and pre-production general and administrative (G&A) costs.

Equipment will be purchased by the Owner, or Owner’s Agent, without markup and will be provided (free issue) to the construction contractor(s) for installation. It is anticipated that construction contractors will supply most of the bulk materials.

Local and regional contractor rates and unit costs were sourced from contractors familiar with the region and Argentinian based costs. These were applied for mass earthwork, concrete, and steel, as well as installation labor.

Where labor costs are applied to various commodities, construction wages are base rates provided by Techint Ingenieria y Construccion (Techint). Due to record-high inflationary pressure on wages, rates reflect a 2020 wage for craft labor. All specialized craft labor is assumed to be sourced within Argentina, without consideration for international workers. Where “all-in” unit rates have been provided for items like mass earthwork, concrete, etc., labor is included as part of the subcontract rate.

The estimate assumes an Engineering, Procurement, and Construction Management (EPCM) execution strategy in which equipment and materials will be purchased on a competitive bid basis. Installation contracts will be awarded in defined packages on time and materials, unit price or lump sum basis. Engineering, purchasing, and construction management services, as well as some Owner costs for item costs such as management, transportation, and cost control have been reduced from a “typical” EPCM approach due to the significant contractor support included as part of Techint indirect costs. These contractor costs include provision for project management, construction supervision, logistics, and field engineering.

Owner costs prepared by McEwen are included in the estimate. The major categories include the Project Management Team, Office Costs & Assets, Services Costs, Preproduction General and Administrative (G&A) Costs, and Operating Costs during ramp-up. In a complementary but non-overlapping role to the contractors and EPCM staff, the Los Azules Project Team will be present on-site. Owner costs include salaries, third party consultants/reviews, travel, training, communications, etc.

Specifically for G&A costs, monthly cost estimates were developed for each of McEwen’s departments. These costs are intended to include staffing costs as well as costs associated with each department’s Operational Readiness Plan (ORP). This includes the cost of people, systems, plans, programs, and procedures that must be developed during the construction period and be fully functional at the time of the start of operations. The estimate includes, for instance, consulting services, training, specialized equipment, and software required to prepare for operations.

To account for quantity variability when developing the capital cost, design growth allowances were applied to portions of the scope based on design maturity, geotechnical confidence, level of engineering completed, etc. These allowances provide a buffer to address scope definition, design optimization, and unforeseen complexities that will be encountered during detailed engineering. Examples of these growth allowances include increases in mass earthwork volume or changes in excavation requirements (e.g. common excavation vs. rock drill & blast), revisions to foundation designs, updates to site routing for overland infrastructure like pipelines and electrical distribution, etc.

An economic risk analysis was performed using Monte Carlo modeling to evaluate the potential cost and probability of overrunning/underrunning the estimated capital cost estimate of the Project. Estimates are a forecast for the future; they are likely either higher than or lower than reality due to uncertainties of what the future will bring. The risk analysis attempts to quantify the effects of uncertainty (risk) on the project by identifying risks, quantifying the probability of occurrence, and analyzing the potential severity of the impact.

Expert judgment and project data informed the analysis and simulation outcomes of project costs were used to determine an appropriate contingency. Key parameters considered by the project team included clear scope delineation and definition, technical uncertainties, extensiveness of the underlying design data, and impacts from potential schedule delays.

This robust approach balances financial goals with the flexibility needed to manage the large-scale complexities of the project.

Exclusions

Items not included in the capital estimates are as follows:

YPF Luz 220 kV power supply to site and system upgrades (powerline, related substations)

Land acquisition

Demolition

Taxes

Import duties

Sunk costs (costs prior to start of detailed design)

Disposal/clean-up of existing hazardous materials

Allowance for special incentives (schedule, safety, etc.)

Interest and financing cost

Escalation

Closure, reclamation, and salvage costs

Future risk due to force majeure occurrences

Sustaining Costs

Sustaining capital is the periodic addition of capital that is required for equipment purchases or construction of additional facilities required to maintain or expand operations, apart from the normal day-to-day operations and maintenance costs.

These capital costs, which will be incurred during years when the plant is operational, are not included in the initial capital cost estimate. They are included with the economic model in the years that the costs are anticipated to occur for the purpose of calculating the overall economic benefits of the project. Sustaining costs were developed on the same basis as initial capital.

The sustaining capital plan is presented below in Table 18.3.

Table 18.3: Sustaining Capital Plan
Description	Total Cost ($M)
Mine Equipment	$613.1
Heap Leach Pad	$793.8
Water Management	$135.3
Mobile Equipment & Vehicles	$28.3

Table 18.3: Sustaining Capital Plan
Description	Total Cost ($M)
Processing Facilities & Infrastructure
Mine Facilities	$76.7
Mine Dewatering	$10.3
Crushing Expansion	$101.7
Agglomeration Expansion	$12.6
Stacking & Aeration System Expansion	$113.2
SX-EW Expansion	$54.8
Acid Plant Expansion	$90.0
Utilities & Balance of Plant	$0.0
Access Road	$74.2
Offsite Facilities	$26.9
Subtotal Process Facility & Infrastructure	$560.3
SUBTOTAL SUSTAINING CAPITAL	$2,130.9
Spares Parts	$55.7
Closure Costs	$385.8
TOTAL SUSTAINING COSTS	$2,572.4

Mining Capital Costs

Basis of the Estimate

The mine capital estimate includes costs for:

Major mine equipment

Ancillary equipment

Autonomous installation and hardware costs

Equipment spares

Mine engineering, geotechnical engineering and geology equipment and supplies

Mining Capital Costs items estimated by others and included in other WBS areas:

Preliminary work, or work completed prior to pre-production mining to establish initial mine roads, to construct laydown areas, and to strip the vegas.

Temporary mine facilities

Permanent mine facilities

WRF, ore stockpile, and overburden pile base preparation

Dewatering costs, including horizontal drains, pumps, and pipes

Pit power

Communication systems

Crushing and conveying systems

Capitalized operating costs

Reclamation and closure costs

Contingency (included in overall project contingency analysis)

Explosive facilities are constructed by the explosive provider.

The basis of estimate for the mine equipment capital, the ancillary equipment capital, the capital spares, and the fixed equipment capital is provided in the following sub-sections.

Summary – Mine Capital Costs

The initial and sustaining capital costs estimated for the mining aspects of the Los Azules project are shown in Table 18.4. They are broken into three categories: pre-production stripping, major equipment, and support equipment.

Table 18.4: Mine Capital Cost – Summary
Mining Category	Initial ($M)	Sustaining ($M)	Total ($M)
Pre-Production Stripping	326.7	-	326.7
Major Equipment	331.0	593.4	924.4
Support Equipment	74.3	71.8	146.1

Table 18.4: Mine Capital Cost – Summary
Mining Category	Initial ($M)	Sustaining ($M)	Total ($M)
Total Mine Capital	732.0	665.2	1,397.2

Following preproduction, approximately $665.2 M in sustaining capital is required as the mine expands and deepens over time. Approximately $0.26 of sustaining capital is spent per tonne mined. Capital expenditure is restricted during the last three years of the project as the project, as currently scheduled, winds down.

Figure 18.1 provides a distribution of total capital expenditures by area of cost. Approximately 79% of the capital expenditure is used to purchase haul trucks and loading equipment.

Source: AGP 2025

Figure 18.1: Percentage of Total Capital by Cost Center (SE 2025)

Pre-production Stripping

The mine is scheduled to initiate mining in year -2. A total of 125.0 Mt total will be mined during the two years of pre-production, and the costs primarily capital. This pre-production stripping is expected to cost

$326.7 M. This cost includes all associated management, drilling, blasting, loading, hauling, support, engineering and geology department labor, and grade control costs.

Major Equipment

The mining equipment is split into major and minor equipment. Major equipment includes drills, production loaders, electric hydraulic shovels, haulage trucks, dozers, and graders.

This estimate also includes the smaller truck fleet that will be used in predeveloping the benches at the start of each phase. This is particularly important on the slopes of the topography to develop sufficient bench width for larger equipment to be productive.

Support Equipment

Other equipment such as mechanics’ trucks, small excavators, water trucks, pump trucks, pickups, lowbed, etc. are part of the support equipment fleet cost. Capital spares such as spare truck beds or extra shovel buckets are included in this area as well.

Project Development Execution Plan And Schedule

The Los Azules project execution plan and schedule is based on an Engineering, Procurement & Construction Management (EPCM) execution approach allowing for multiple specialty and local contractors to be considered. Argentina has design and construction companies that have constructed significant industrial facilities and heap leach pads and that are familiar with the project location and environment.

The McEwen Copper’s (Owner’s) team will self-manage certain contracts: camp development, off-site infrastructure areas (administrative offices, trans modal handling areas Calingasta/San Juan), YPF design/supply power agreement for the grid upgrades and incoming transmission lines and site main transformers.

Project implementation is considered in three phases to accommodate funding and other requirements. These phases are:

Initial Works (approx. 12 months)

Detail Design & Construction (approx. 33 months)

Commissioning & Start-up (phased ramp up of systems to accommodate early leaching systems start 6-9 months prior to overall project completion)

Figure 18.2 presents a Level 1 Project Execution Schedule (from a more detailed Level 4 Schedule previously developed) based on regional contractor inputs and long-lead equipment and materials delivery assumptions provided by vendors. The schedule assumes that the Feasibility Study work is completed as described; finalization of the IIA/DIA permitting process and other necessary permits to begin work is completed during the proposed Feasibility Study; and preliminary timeframe and financing are in place to achieve the schedule milestones.

A detailed Project Execution Plan has been drafted to support the project staffing and schedule assumptions included. Key elements of the plan are described below. The project schedule includes a three month contingency for mechanical completion delays.

Figure 18.2: Conceptual Project Execution Schedule (McEwen 2025)

Initial Works

A twelve-month preliminary engineering and construction period is considered to finalize funding and prepare for long-lead equipment purchase and initial construction contracts. Early construction works will commence with access roads, site preparation, construction infrastructure, camp expansion and power line development, much of which is initially off-site, weather dependent, and without easy site access. Initial Works considered will require early funding and consist of the following activities:

Finalization of permitting & project definition details

Complete geotechnical, surveying and other field work to support detail design development

Finalization of power supply agreements and design/supply/construct agreement

Technology package vendor selection, purchase agreements and design initiation (acid plant, modular crushing systems, stacking systems design, SX/EW technology equipment supply)

Basic Engineering and final equipment selection and purchase

Complete leaching technology PFS study (Nuton® Technology)

Detail design finalization for leach pad Phase 1, access road upgrades and power supply substations and transmission lines

RIGI compliance work:

Initial existing access road upgrades is discussed in Section 15

Completion of existing 156-person site camp facilities and ordering modules for next phase of expansion

Expand project and operations teams as required for next phase

Selection of EPCM lead and contractors for next phase of work

Control Level Initial Capital Estimate and Project Schedule

Project financing and decision to proceed

The field season for the remaining design inputs can only be completed between October and May each season, until the initial all-weather 156-person camp is completed.

The Owner’s project development team will manage the early construction activities.

Detail Design & Construction

Following the Initial Works phase, project financing, and Notice to Proceed, the initial project development is expected to take approximately 33 months to Mechanical Completion of the crushing, conveying, and process systems. Construction development will prioritize the initial leach pad and ponds, crushing and stacking systems to facilitate the placement of leach materials on the pad during mine pre-stripping and prior to starting construction of the rest of the facilities. Ramp-up to full leaching capacity is expected to take six to nine months from plant start-up, and placement of mineralized material on the pad. Commercial production of copper from the SX/EW plant is expected to be achieved approximately 12 months after the start of leaching. Finalization of the necessary permits to begin work is expected to be completed during the proposed feasibility study timeframe. Early works will commence, once project funding is available, with access road upgrades, site preparation, construction infrastructure, and power line development.

Engineering is considered in two phases. The initial phase is to confirm the lead time for equipment selection and preparation of purchase agreements with the equipment with long-lead times for immediate release upon Notice to Proceed, preliminary engineering design and development of early works contracting packages prior to project financing and execution decision leading to a formal Notice to Proceed milestone.

The unit processes and equipment considered for the Los Azules operation are well known and highly developed, however as an integrated facility a level of complexity is also understood. Vendors considered for the supply of the major equipment are well known in industry, regionally, and in the specific process plant applications. There are no similar plants in Argentina to draw experienced work forces from, although in neighboring Chile and Peru these types of facilities are common.

The second phase includes detailed engineering to support construction, selection, and procurement of the balance of the equipment and materials, and incorporation of equipment data into the design. The engineering plan considers a design/supply approach for the following major equipment packages:

Mine Equipment: will be supplied by two or three providers and include haul trucks, loading equipment, and drills. Support equipment will be purchased separately.

Sulfuric Acid Plant: detailed design for equipment and mechanical, piping, electrical and control systems engineering from the sulfur feed bin to the acid discharge to the storage tank. Civil, structural steel, and concrete engineering design will be completed by an Argentinian EPCM design firm. Scope for the acid plant technology provider does not include buildings or sulfur storage areas.

SX/EW Equipment: an integrated basic engineering design/supply of the solvent extraction and electrowinning systems. Scope for equipment supplier does not include civil engineering, concrete, piping, process tanks, pumps, structural steel, electrical or overall control systems. Electrical systems for the process buildings are included in the building supplier scope.

Crushing Systems: scope includes the design/supply of modular packages for the primary crushing, secondary crushing, and tertiary crushing systems. Scope includes electrical and controls. Scope does not include buildings, primary stockpile, or civil engineering and concrete design to be completed by an Argentinian EPCM design firm.

Stacking System: the mobile stacking system from overland tripper conveyor to stacking conveyor is a design supply package with all components and systems for operation.

In addition, approximately 70 additional major/minor equipment purchase orders are expected to be placed to support the balance of the plant.

Equipment is expected to be purchased nationally where practical and internationally otherwise. Materials will be sourced within Argentina regionally where available. International transportation, customs and importation, and logistical considerations will be required. Sources and ports in Argentina are expected to be the primary routes for Atlantic and European sourced materials and equipment, with some materials and equipment coming from Chilean ports from Pacific Rim suppliers. A 90-day allowance for transport and importation has been included in equipment delivery time frames expressed by the likely suppliers based on FOB terms. A logistics plan has been developed for the project based on preliminary sourcing plans.

Table 18.5 provides the long-lead equipment delivery assumptions considered. As global impacts to supply chain constraints ease, these delivery times are expected to improve to more traditional timeframes.

Table 18.5: Long-lead Equipment Delivery Assumptions
Long Lead Items	Lead Time (months)
Power sub-station transformers	20-24
Sulfuric acid plant design/supply	18-22
SX/EW plant design/supply equipment	28-30
Initial SX train and Tankhouse A	14-18
Second SX train B & Tankhouse B, C, D	18-30
Mine shovels	16-18
Stacking system & agglomerating drums	18-20
Mine haul trucks	12-14
Primary & Secondary Crushing Stations	18-20
Tertiary Crushing plant equipment (tertiary crushers, feeders)	18-20
Overland conveyor	10-12
In-plant conveyors	10-12

The envisioned construction approach will be a prime contractor supplemented by local and specialty contractors. Construction considers development of the necessary temporary infrastructure for the construction activities. The workforce is expected to peak at between 2,300 and 2,500 workers. Off-site pre-assembly and fabrication will be used to the extent possible to minimize the on-site staff in Calingasta and San Juan.

A total of 40 major contracts have been identified for the project development period. Sixteen major contracts, including the overall EPCM contract, will be managed by the McEwen Copper project team.

Site activities consider seasonal challenges during winter conditions starting in May/June of each year. Some activities, such as heap leach liner placement, will stop and recommence in September/October. Detailed planning and winterization will be required to ensure year-round construction activities can take place. Scheduling contingencies have not been considered at this level of study. Significant Owner-managed contracts include:

Purchased Power Agreement and Design/Supply/Erection of Power Supply & Transmission (YPF Luz)

Sulfur Supply Agreement

Initial Site Preparation Earthworks & Vegas Removal

Access Road Detail Design & Construction

Modular Camp Procurement & Erection

Camp Catering & Services Contractor

Heap Leach Pad Phase 1 Design and Installation

San Juan Offices Design & Erection

Calingasta Trans Modal & Staging Infrastructure

EPCM Contractor for Detail Design & Construction Management

Commissioning & Start-up

Ramp-up to full leaching tonnage capacity is expected to take nine to twelve months from plant start-up. In terms of a McNulty Curve consideration, it is expected that this facility would fall between a Class 1 and 2 facility for throughput related aspects; copper production expectations are directly tied to the expected leaching performance assumptions and feed ore copper grades. A sequence overview of the expected ramp-up of the facilities to operational status is shown below (in reference to Notice to Proceed) in Table 18.6.

Table 18.6: Start-up Plan from Notice to Proceed
Task Name	Expected Ready Date
Leach Pad Phase 1 75 ha Ready	Month 18
Temporary Power Available	Month 21
Leach Pad Pond & Pumping Systems Complete	Month 22

Table 18.6: Start-up Plan from Notice to Proceed
Task Name	Expected Ready Date
Stacking Systems Complete	Month 22
Acid Plant Complete	Month 22
Crushing Systems Complete	Month 23
Mining Production - Ore to Primary Crusher	Month 24
Start Leaching Solution to Pad	Month 25
Leach Pad Phase 1 Construction Complete	Month 26
Solvent Extraction Plant Ready - Train A	Month 26
Solvent Extraction Plant Full Flow	Month 28
Electrowinning Plant Ready - Circuit A	Month 29
First Cathode	Month 30
Electrowinning Plant Full Capacity Available	Month 32
Full Production Available	Month 33

Commercial production is expected to be achieved in approximately 12 months as the leaching process matures through the one-year overall cycle time allowed in a 3-year span of operation.

Project Development Expenditure Plan

Depending on funding and permitting being available to support an early project develop path “Early Works” for initial infrastructure and engineering development, the potential annual project expenditure requirements for the project development to operations is shown in the Table below.

Table 18.7: Annual Project Expenditure Plan (USD 000's)
Early Works	Year -3	Year -2	Year -1	Total
$ 172,283	$ 360,943	$ 1,343,323	$ 1,291,401	$ 3,167,950

These values do not include other potential expenditures related to regional exploration activity unrelated to the immediate project development activities. The financial model does not consider an early start to activities prior to Year minus 3 and includes those expenditures in the Year minus 3 period.

OPERATING COST ESTIMATION

Operating costs for the project were estimated from first principles, detailed staffing plans with 2025 Argentine labor rates, commodity pricing for Q3 2025, a sulfur supply study for acid, and typical maintenance costs. Costs are based on Q3 2025 pricing estimates and do not include escalation or inflation.

Power costs were provided on a 100% renewable power basis by YPF Luz. Direct Costs include repayment of power infrastructure financed by YPF Luz. The YPF repayment adds $1,039 million ($1.03/tonne processed or $0.14/lb Cu) to the direct operating costs over the 15-year repayment schedule.

Selling and transportation/insurance costs to a Chilean port for distribution are included in the estimate. Transportation and insurance costs after export are not included and are compensated for in a selling premium per pound of copper typically included in off-take agreements.

LOM operating costs are presented in the table below as well as unit costs based on ore tonnes processed, and pounds of copper produced.

Table 18.8: Life of Mine Operating Cost Summary*
Description	LOM Cost ($000s)	LOM Cost/tonne ore processed ($)	LOM Cost/lb. Cu ($)
Mining	$ 6,286,000	$6.22	$0.87
Processing	$ 3,872,000	$3.83	$0.54
General & Administrative	$ 1,883,000	$1.86	$0.26
LOM Direct Operating Cost	$ 12,041,000	$11.92	$1.67
Selling & Transportation	$ 289,000	$0.29	$0.04
LOM C1 Cost	$ 12,330,000	$12.20	$1.71
LOM C3 Cost	$ 13,109,000	$12.97	$1.81
Sustaining Cost	$ 2,131,000	$2.11	$0.29
LOM AISC	$ 15,240,000	$15.08	$2.11

*Note: Excludes capitalized pre-production operating costs prior to Operating Year 1. Includes YPF power infrastructure financing repayment costs for Operating Years 1-15.

LOM mining costs per tonne mined (for both ore and waste) average $2.41/tonne (inclusive of YPF financing repayment).

Mining Operating Costs

Mine operating costs are estimated from first principles. Key inputs to the mine costs are fuel and labor. The diesel fuel cost is estimated using local vendor quotations for fuel delivered to site. A value of $1.12/L is used in this estimate.

Labor costs are based on a salary survey completed by McEwen Mining to obtain representative rates for the various positions expected across the mine, processing and other job categories.

Operating costs average $2.40 per primary tonne mined, and average $2.37 per total tonne moved over the life-of-mine (LOM). Total tonnes moved include 29.8 Mt of stockpile rehandle. During the preproduction period, the mining costs average $2.61/t. Following pre-production, mining costs remain relatively consistent until year 12 then begin to increase. Figure 18.3 provides an overview of the tonnage mined and the mine operating costs per tonne mined.

Figure 18.3: Tonnage Mined and Mine Operating Costs (AGP 2025)

Maintenance parts and supplies are the single largest cost item for the mine, followed by diesel fuel and then explosives. The other primary mining cost contributors shown in Figure 18.4 include personnel, contract services, tires, GET, and electrical power. All other costs make up 4.2% of the total costs.

Figure 18.4: Cost by Cost Item (AGP 2025)

On a cost-by-cost center basis, mine haulage accounts for 52% of the mine operating costs. Blasting accounts for 14% of the mine costs, followed by loading at 15%, support at 13%, engineering and supervision at 4%, drilling at 3%, and stockpile rehandle at 1%. This is shown in Figure 18.5.

Figure 18.5: Operating Cost by Cost Center (AGP 2025)

Mine costs increase as production increases. Over the two-year preproduction period, mining costs are $327.0 M. Starting in year 1, the mining cost rises to $266.4 M for that year, and the annual rate of tonnes mined increase to 128 Mt/a. Mining costs then peak at $383.1 M in year 8 when the mining rate peaks at 175 Mt/a. The mining rate is maintained over the following 4 years. Mining costs start to decline with declining production starting in year 14 until mining is completed in year 21.

Table 18.9 provides a summary of the annual mining costs and unit mining costs for both primary production and total material mined. The mining cost details have also been shown by category for a few representative years in Table 18.10.

Table 18.9: Annual Mine Expenditure
Period	Mining Cost	Primary Production		Total Mined1
	USD (000's)	(kilotonnes)	US$/tonne	(kilotonnes)	USD/tonne
PP -2	115,741	27,000	4.29	27,000	4.29

Table 18.9: Annual Mine Expenditure
Period	Mining Cost	Primary Production		Total Mined1
	USD (000's)	(kilotonnes)	US$/tonne	(kilotonnes)	USD/tonne
PP -1	210,924	98,000	2.15	98,000	2.15
Yr 1	266,415	128,265	2.08	128,265	2.08
Yr 2	290,176	130,000	2.23	130,000	2.23
Yr 3	318,018	130,000	2.45	130,000	2.45
Yr 4	317,664	130,000	2.44	130,000	2.44
Yr 5	310,078	130,000	2.39	130,000	2.39
Yr 6	347,233	140,000	2.48	140,000	2.48
Yr 7	374,428	160,000	2.34	160,000	2.34
Yr 8	383,082	173,314	2.21	175,000	2.19
Yr 9	377,770	170,954	2.21	175,000	2.16
Yr 10	375,360	175,000	2.14	175,000	2.14
Yr 11	358,639	175,000	2.05	175,000	2.05
Yr 12	342,939	175,000	1.96	175,000	1.96
Yr 13	343,613	165,398	2.08	165,398	2.08
Yr 14	329,236	145,000	2.27	145,000	2.27
Yr 15	286,437	106,655	2.69	106,655	2.69
Yr 16	207,157	78,626	2.63	78,626	2.63
Yr 17	201,459	68,444	2.94	68,444	2.94
Yr 18	196,398	60,058	3.27	60,079	3.27
Yr 19	190,026	58,962	3.22	58,962	3.22
Yr 20	184,327	53,671	3.43	53,671	3.43
Yr 21	156,729	27,692	5.66	51,727	3.03
Total	6,483,847	2,707,039	2.40	2,736,826	2.37

1-Includes rehandle cost

Table 18.10: Open Pit Mining Costs ($/t Total Material)
Open Pit Operating Category	Unit	Year -2	Year 1	Year 5	Year 8	LOM Average Cost
General Mine and Engineering	$/t	0.32	0.09	0.08	0.06	0.09
Drilling	$/t	0.07	0.05	0.06	0.05	0.06
Blasting	$/t	0.32	0.31	0.32	0.32	0.32
Loading	$/t	0.60	0.33	0.36	0.31	0.35
Hauling	$/t	2.29	1.00	1.30	1.21	1.23
Stockpile Rehandle	$/t	-	-	-	0.02	0.02
Support	$/t	0.68	0.31	0.26	0.22	0.30
Total	$/t	4.29	2.08	2.39	2.19	2.37

Processing Operating Costs

Process operating costs (OPEX) were determined from first principles, with the following basis:

Unit costs for consumables were provided by McEwen Copper, taken from vendor equipment quotations, or based on historical data or experience.

The exempt and non-exempt labor requirements were provided by McEwen Copper.

Copper Recovery and net acid consumption cost bases are detailed in Section 14.

Reagent and fuel pricing costs were obtained by McEwen Copper.

The electric power cost is the current rate obtained by McEwen Copper.

Wear part (liners, cladding) consumption for major equipment were taken from vendor recommendations where provided. Where vendor information was not obtained, a percentage of the equipment purchase price was applied to estimate the parts costs.

General maintenance supplies were estimated by applying a percentage of the total equipment purchase cost for a given area.

Sulfur pricing is based on recommended pricing from an external source at $315/tonne delivered to site (Ellzey Zissos & Associates).

Power generated by the acid plant was used to offset grid power. Additional details about power can be found in Section 14.

Additional details for sulfuric acid consumption can be found in Section 14.

The operating and maintenance unit supplies costs are summarized in Table 18.11.

Table 18.11: Unit Supply Assumptions
Item	Units	$/unit
General
Crushing Operating Availability	%	75%
SX/EW Operating Availability	%	98%
Operating Days per Year	day/yr	365
Shifts per Day	-	2
Hours per Shift	hr	12
Operating Hours per Year, at availability, Crush/Stack	hr/yr	6570
Convert Tonnes to Pounds	t/lb	2204.6
Operating Hours per Year, at availability, SX/EW	hr/yr	8585
Power		0
Electric Power	$/kWhr	$0.064
Crushing Power	kWhr/t	3.05
Heap Leach Power	kWhr/t	7.50
SX/TF Power/Utilities Usage	kWhr/t	1.07
EW Power	kWhr/t Cu	1900
Reagents
Sulfuric Acid - Gross Consumption	kg/t	18
Elemental Sulfur	$/t	$315

Table 18.11: Unit Supply Assumptions
Item	Units	$/unit
Sulfuric Acid Cost – External Supply to Site	$/t	$200
Acid Plant Sulfuric Acid Cost – Site Production	$/t	$109.32
Cobalt (CoSO4-5H2O)	$/lb Cu	0.00185
Guar	$/lb Cu	0.000737
FC-1100	$/lb Cu	0.0000318
Diluent	gal/day	435.88
	$/gal	3.91
Extractant	gal/day	81.89
	$/gal	33.41
Sulfuric Acid – SX/EW	t/day	2
Maintenance
Heap Leach Pad Maintenance Cost	$/t	$0.13
Acid Plant Cost	$/t Elemental Sulfur	$25.00
SX/EW Maintenance Cost	$/lb Cu	$0.010

The process operating costs are summarized in Table 18.12 for life-of-mine (LOM) values on a cost per tonne processed and pound of copper produced basis.

Table 18.12: Life of Mine Operating Cost Summary
	Cost USD	$/tonne*	$/lb Cu
Labor	$ 270,444,328	$0.27	$0.04
Reagents	$ 1,397,475,535	$1.38	$0.19
Power	$ 874,214,157	$0.87	$0.12
YPF Repayment Distribution	$ 892,093,179	$0.88	$0.12
Maintenance	$ 368,287,305	$0.36	$0.05

Table 18.12: Life of Mine Operating Cost Summary
Consumables	$ 69,684,895	$0.07	$0.01
Total Processing Costs	$ 3,872,199,400	$3.83	$0.54

*Per tonne processed, excluding capitalized preproduction material placement on leach pad costs

Labor costs are built up from preliminary staffing plans and include crushing, leaching, SX/EW, and acid plant staffing on 2-week rotation/12-hour shifts for operations and process maintenance staff including an allowance for absenteeism. Staffing extends from Plant General Manager level and below only.

Electric power requirements and costs are net of acid plant generation on site. YPF Luz power infrastructure financing costs are repaid in Years 1-15, value reflects proportional distribution based on the power consumed.

Maintenance costs include materials, consumables, and supplies only; maintenance labor costs are included in the Labor estimates.

Miscellaneous costs include the Power Provider Agreement (PPA) recoupment of the YPF Luz powerline and Calingasta substation investments, equivalent to approximately $0.0686/kWh increase on power costs during the payback term (15 years).

General & Administrative (G&A) Operating Costs

The General and Administrative (G&A) costs cover all costs associated with maintaining a regional office in San Juan, a Logistic area and camp for road construction at Calingasta, and necessary site administration and general services at the Los Azules mine site. Taxes and royalties are included in the financial model separately from G&A. Labor rates assume Korn Ferry October 2021 labor cost models data for Argentina and local burdens/on-costs converted to USD provided by McEwen on July 22nd, 2025 MEMO (doc. number 0000ADM-FS-0000-E13-MEM-0003).

The overall combined G&A cost estimated for these areas is approximately $88 million per year with category breakouts provided below in Table 18.13.

Table 18.13: Consolidated G&A (San Juan, Calingasta, Los Azules Site)
	Annual Costs	Basis
Building Maintenance	$ 3,116,166	Location based allowances
Consumable	$ 123,000	Location based allowances
Fuel	$ 145,992	Based on light vehicles count @ 315lt of fuel by month
Light Vehicle	$ 1,152,000	Location based allowances

Table 18.13: Consolidated G&A (San Juan, Calingasta, Los Azules Site)
	Annual Costs	Basis
PPEs (Personal Protective Equipment)	$ 1,803,269	based on staffing count @310 $/month/person
Salaries	$ 12,135,874	Location based allowances
Software	$ 1,274,461	Location based allowances
Support Equipment	$ 608,228	Location based allowances
Training	$ 1,162,156	Location based allowances
Transport	$ 2,468,770	Based on staffing count, external and internal transport
Energy	$ 864,545	Location based allowances
Rent	$ 348,000	29.000 $ monthly for San Juan Office
Equipment & Materials	$ 625,627	Location based allowances
Subcontracts
Communications	$ 314,000	Location based allowances
Community	$ 180,000	Location based allowances
Emergency-ER	$ 634,000	Location based allowances
Environment - Monitoring	$ 855,000	Location based allowances
Finance	$ 392,608	Location based allowances
H&S	$ 15,000	Location based allowances
HHRR	$ 366,872	Location based allowances
Legal	$ 436,400	Location based allowances
Medical	$ 4,205,000	Location based allowances
Permits	$ 78,800	Location based allowances
Process	$ 18,500	Location based allowances
Road Maintenance	$ 7,707,871	Location based allowances

Table 18.13: Consolidated G&A (San Juan, Calingasta, Los Azules Site)
	Annual Costs	Basis
Waste Management	$ 13,680,000	$1,140,000 monthly
IT Services	$ 7,244,330	Location based allowances
Security	$ 3,630,000	Location based allowances
Camp operation	$ 18,905,717	Based on staffing count @$48 /day/person
HHRR Misc	$ 1,212,036	Location based allowances
T&S Cost Repayment SG&A *	$ 1,539,000	Electrical connection repayment, Proportion of G&A energy consumption over the total annual energy
Allowance	$ 812,778	Location based allowances
Total	$ 88,056,000

*Annual value for year 2 onward as Electrical Connection repayment starts in Q3 Year 1. Variable according to the proportion of G&A energy consumption over the total annual energy.

Los Azules Site

Los Azules site costs refer to expenses not included in direct mining and processing operations, as well as labor costs related to essential administrative and site services (safety, security, purchasing and warehousing, and camp operations). The overall combined G&A cost estimated for this location is provided below in Table 18.14.

Table 18.14: Los Azules Site G&A
Building Maintenance	$ 2,427,567	Location based allowances
Consumable	$ 108,000	Location based allowances
Fuel	$ 145,992	Based on light vehicles count @ 315lt of fuel by month
Energy	$ 864,545	Location based allowances
Light Vehicles	$ 900,000	Location based allowances
PPEs (Personal Protective Equipment)	$ 1,803,269	based on staffing count @ $310 /month/person

Table 18.14: Los Azules Site G&A
Salaries	$ 6,346,115	Location based allowances
Software	$ 1,274,461	Location based allowances
Support Equipment	$ 5,000	Location based allowances
Training	$ 118,674	Location based allowances
Transport	$ 987,129	Based on staffing count, internal transport @ $2,340 month/bus
Equipment & Materials	$ 625,627	Location based allowances
Subcontracts		Location based allowances
Communications	$ 314,000	Location based allowances
Emergency-ER	$ 619,000	Location based allowances
Environment - Monitoring	$ 855,000	Location based allowances
Finance	$ 392,608	Location based allowances
H&S	$ 15,000	Location based allowances
Legal	$ 436,400	Location based allowances
Medical	$ 4,205,000	Location based allowances
Permits	$ 78,800	Location based allowances
Process	$ 18,500	Location based allowances
Waste Management	$ 13,680,000	Location based allowances
IT Services	$ 6,923,330	Location based allowances
Security	$ 2,178,000	Location based allowances
Camp operation	$ 16,491,028	Based on staffing count @ $48 /day/person
T&S Cost Repayment SG&A	$ 1,539,000	Electrical connection repayment, Proportion of G&A energy consumption over the total annual energy
Allowance	$ 590,202	Location based allowances
Los Azules Site G&A Sub-Total	$ 63,942,247

Staffing levels were built up from typical staffing for similar types of operations by job type and include staffing above the area general manager levels for mining and processing. The Los Azules Site staffing plan only considers the necessary site activities, minimizing the on-site requirements in favor of locations at Calingasta or San Juan.

A G&A staffing plan for the Los Azules site contingent is shown in Table 18.15 below.

The Los Azules Camp Services are based on site staffing estimates and allowances for temporary workers, contractors, and direct staff, excluding the camp service staff that are included in the camp rate. Camp rates are based on current camp costs per person from regional remote camp data and current camp costs at Los Azules. Camp loading for the project on average is shown in Table 18.16 below.

Table 18.15: Site Camp Planning
Mine	282
Process	106
G&A Site Staff	117
Contractors	250
Camp Ops/Services	94
Visitors/Executive	40
Accommodation inefficiencies and allowance*	28
Total Beds	969

*Accommodation inefficiencies as 3%, allowance of 10%, both over the contractors’ beds

Table 18.16: Los Azules Site Based G&A Staffing and Cost
	No. Per Shift	Total Personnel	Gross Cost (Includes absenteeism)
			USD/Year
Los Azules Site
Contracts superintendent	1	1	$ 124,459
Logistics superintendent	1	1	$ 124,459
Procurement superintendent	1	1	$ 124,459
Warehouse superintendent	1	1	$ 124,459
Contracts head	1	1	$ 84,720
Operation services head	1	2	$ 169,439
Contracts analyst	3	3	$ 137,805
Product exportation analyst	1	1	$ 45,935
Supply chain analyst	3	3	$ 137,805
Logistics analyst	1	1	$ 35,156
Stock procurement analyst	1	1	$ 35,156

Table 18.16: Los Azules Site Based G&A Staffing and Cost
	No. Per Shift	Total Personnel	Gross Cost (Includes absenteeism)
			USD/Year
Construction/civil superintendent	1	1	$ 124,459
Electromechanical superintendent	1	1	$ 124,459
Road chief	1	1	$ 84,720
Management control & ci. supervisor	1	1	$ 66,188
Road supervisors	2	4	$ 264,754
Geosynthetics supervisor	1	2	$ 110,574
Mechanical supervisor	1	2	$ 110,574
Security superintendent	1	1	$ 124,459
Security chief	1	1	$ 84,720
Security Sr supervisor	1	2	$ 132,377
Security analyst	2	4	$ 183,740
Human resources chief soft	2	2	$ 169,439
HR Sr analyst	2	2	$ 91,870
HR Jr analyst	2	2	$ 70,311
IT chief	2	2	$ 169,439
Network specialist	2	2	$ 132,377
VHF Communication specialist	1	2	$ 132,377
IT Sr. Analyst	4	4	$ 183,740
IT Jr. Analyst	4	4	$ 140,623
Superintendent of environment	1	1	$ 124,459
Head of environment	1	1	$ 84,720
Head of permits	1	1	$ 84,720

Table 18.16: Los Azules Site Based G&A Staffing and Cost
	No. Per Shift	Total Personnel	Gross Cost (Includes absenteeism)
			USD/Year
Sr. environmental management supervisor	1	2	$ 132,377
Sr. supervisor monitoring	1	2	$ 132,377
Waste technician	1	2	$ 110,574
Monitoring technician	1	2	$ 110,574
Superintendent of H&S	1	1	$ 124,459
Head of security	1	1	$ 84,720
Emergency brigade chief	1	1	$ 84,720
H&S Supervisor	3	6	$ 397,130
Brigade leader	1	2	$ 132,377
Health supervisor	1	2	$ 132,377
Obligations supervisor	1	1	$ 66,188
Occupational hygienist	1	2	$ 91,870
H&S coach	1	2	$ 91,870
H&S analyst	1	2	$ 91,870
Brigade member on site	3	6	$ 275,610
Obligations technician	1	1	$ 45,935
Project control manager	1	1	$ 210,271
Management analyst	1	2	$ 91,870

Calingasta Site

The Calingasta site will house logistics facilities that will support the transport of personnel and equipment to site. The G&A cost for the temporary camp for access road construction is considered here.

The location will also include accommodation for transient staff and staging areas for busing to the Los Azules site. Calingasta site G&A costs estimated for this location are provided below in. Table 18.17.

Table 18.17: Calingasta Site G&A
Calingasta Site G&A	Annual Costs	Basis
Salaries	$ 805,418	Location based allowances
Building Maintenance	$ 216,316	Location based allowances
Light Vehicle	$ 192,000	Location based allowances
Support Equipment	$ 603,228	Location based allowances
Training	$ 204,000	Location based allowances
Subcontracts
Community	$ 180,000	Location based allowances
Emergency-ER	$ 15,000	Location based allowances
Road Maintenance	$ 7,707,871	Location based allowances
IT Services	$ 240,000	Location based allowances
Security	$ 924,000	Location based allowances
Camp Operation	$ 2,414,689	Based on average of -1Y staffing count @62 $/day/person
Allowance	$ 125,793	Location based allowances
Calingasta Site G&A Sub-Total	$ 13,628,315

Staffing levels were built up from community-area-estimated projected future support requirements once a camp is in place.

A preliminary G&A Staffing plan for the Calingasta site contingent is shown in Table 18.18 below.

Table 18.18: Calingasta Staffing
	No. Per Shift	Total Personnel	Gross Cost (Includes absenteeism)
			USD/Year
Calingasta Site
Local content superintendent	1	1	$ 124,459
Local content head	1	1	$ 84,720
Local content analyst	2	2	$ 70,311
ESG manager	1	1	$ 210,271
Head of community relations	1	1	$ 84,720
Community relations technician	1	1	$ 45,935
Community relations technician	2	2	$ 91,870
Community advisor (external)	2	2	$ 46,566
Social worker	2	2	$ 46,566

The Calingasta Camp Services are based on road maintenance and construction staffing, and allowances for temporary workers, contractors, and direct staff, excluding the camp service staff that are included in the camp rate. Camp rates are based on subcontractors’ estimates of costs per person. Camp loading for the project on average is expected to be approximately 50 permanent and temporary staff at any one time. The facilities will be constructed in advance of the start of the project to support exploration and mine site activities

ACMSA/McEwen Copper San Juan Regional Office

The San Juan Regional office will be the main administrative center for the Los Azules project operations and regional interests. All administrative tasks that do not need to be located at site on a full-time basis are included in this location. G&A costs estimated for this location are provided below in Table 18.19.

Table 18.19: San Juan Office G&A
San Juan Office G&A
Building Maintenance	$ 472,283	Location based allowances

Table 18.19: San Juan Office G&A
Consumable	$ 15,000	Location based allowances
Light Vehicle	$ 60,000	Location based allowances
Salaries	$ 4,984,341	Location based allowances
Training	$ 839,482	Location based allowances
Rent	$ 348,000	29.000 $ monthly for San Juan Office
Transport	$ 1,481,641	Based on staffing count, transport to Site @ $2,400 month/bus
HR Subcontract	$ 366,872	Location based allowances
IT Services	$ 81,000	Location based allowances
Security	$ 528,000	Location based allowances
HHRR Misc	$ 1,212,036	Location based allowances
Allowance	$ 96,783	Location based allowances
Total general	$ 10,485,438

Staffing levels were built up from projected future support requirements once a camp is in place.

A preliminary G&A Staffing plan for the San Juan Regional Office contingent is shown in Table 18.20 below.

Table 18.20: San Juan Office Staffing
	No. Per Shift	Total Personnel	Gross Cost (Includes absenteeism)
			USD/Year
San Juan Offices
Project / construction director	1	1	$ 210,271
Assistant	1	1	$ 45,935
Finance manager	1	1	$ 210,271

Table 18.20: San Juan Office Staffing
	No. Per Shift	Total Personnel	Gross Cost (Includes absenteeism)
Finance chief	1	1	$ 84,720
Budget and cost control chief	1	1	$ 84,720
Tax coordinator	1	1	$ 66,188
Treasurer and responsible for attention to suppliers	1	1	$ 66,188
Finance sr. analyst	3	3	$ 137,805
Enterprise resource planning analyst	1	1	$ 45,935
Cost control and budget analyst	3	3	$ 105,467
Accounts payable analyst	2	2	$ 70,311
Management control superintendent	1	1	$ 124,459
Management control supervisor	1	1	$ 66,188
Continuous improvement analyst	1	1	$ 45,935
Administration assistant	1	1	$ 20,948
Admin & commercial manager	1	1	$ 210,271
External commerce analyst	1	1	$ 45,935
Administrative assistant	1	1	$ 45,935
Senior procurement analyst	1	1	$ 45,935
Engineering & construction manager	1	1	$ 210,271
Infrastructure jr supervisor	2	2	$ 110,574
Civil supervisor	1	2	$ 110,574
Process engineering superintendent	1	1	$ 124,459
Head of document control	1	1	$ 84,720

Table 18.20: San Juan Office Staffing
	No. Per Shift	Total Personnel	Gross Cost (Includes absenteeism)
Senior electrical engineer / lead electrical engineer	1	1	$ 45,935
Senior control engineer / senior process control engineer	1	1	$ 45,935
Process engineer	1	1	$ 45,935
Cost control	1	1	$ 45,935
HR & admin manager	1	1	$ 210,271
HR superintendent SJ	1	1	$ 124,459
IT/OT superintendent	1	1	$ 124,459
Applications & OT leader (G&A, mining tech)	1	1	$ 84,720
Infrastructure leader	1	1	$ 84,720
IT project management	1	1	$ 66,188
Administrative assistant	1	1	$ 66,188
Comms Sr analyst	1	1	$ 45,935
Logistics analyst	1	1	$ 45,935
Comms Jr analyst	1	1	$ 35,156
Health and safety manager, hygiene and permits	1	1	$ 210,271
Permitting superintendent	1	1	$ 124,459
Occupational medical	1	2	$ 169,439
Permissions supervisor	1	1	$ 66,188
Permits technician	1	1	$ 45,935
Head of water resources	1	1	$ 84,720
Water resources assistant	1	1	$ 23,283

Table 18.20: San Juan Office Staffing
	No. Per Shift	Total Personnel	Gross Cost (Includes absenteeism)
Legal and institutional affairs manager	1	1	$ 210,271
Superintendent of institutional affairs	1	1	$ 124,459
Legal superintendent	1	1	$ 124,459
Legal senior	2	2	$ 132,377
Geographic information systems technician	1	1	$ 66,188
Legal junior	2	2	$ 110,574
Institutional affairs analyst	1	1	$ 45,935

economic analysis

CAUTIONARY statement

This Report contains forward-looking statements, including but not limited to: economic and study parameters; Mineral Reserve and Resource estimates; project costs and timelines; mining methods and recoveries; processing and production rates; metallurgical recovery projections; infrastructure needs; capital, operating, and sustaining cost estimates; life of mine projections; NPV, IRR, and capital payback period; future metal prices; environmental assessments; regulatory processes; stakeholder engagement; reclamation obligations; financing needs; environmental risks; and economic conditions.

These statements are based on opinions and estimates as of the report date and are subject to material risks and uncertainties beyond McEwen Inc’s control. Key assumptions include:

No significant disruptions to project development and operations.

Availability and pricing of consumables, services, labor, and materials as assumed.

Permitting and stakeholder arrangements proceeding as expected.

Timely receipt of all required approvals, licenses, and authorizations.

Applicable tax rates and allocations remain consistent.

Financing availability for planned activities.

Timelines for exploration and development proceed as projected.

Assumptions underpinning Mineral Reserve and Resource estimates and financial analysis remain valid, including geological interpretations, grades, commodity prices, mining recoveries, hydrology, hydrogeology, and cost estimates.

Economics are reported on a 100% basis.

The production schedules and financial analysis presented use conceptual years for illustrative purposes only. Further technical studies and project financing pathways may alter project assumptions and specific timelines.

This Feasibility Study (FS) supports a Mineral Reserve declaration, with the mine plan and financial analysis based on Proven and Probable Mineral Reserves as defined under NI 43-101 standards. The FS provides a higher level of confidence than previous studies, but like all forward-looking information, there is no guarantee that results, estimates, or projections will be realized as anticipated.

Methodology Used

Samuel Engineering conducted a discounted cash flow analysis for the Los Azules Project. The technical and cost inputs were developed by Samuel Engineering, with specific data provided by McEwen. These inputs were reviewed in detail and deemed reasonable.

The analysis was performed on a stand-alone project basis, using a combination of quarterly and annual cash flows discounted at 8% on a beginning of period basis for the first period and end-of-period basis for the remaining periods. The economic evaluation was conducted as of the start of construction (year -3), based on Q1 2025 US dollars.

Sunk costs (expenditures incurred before construction) are excluded from the economic analysis. The accuracy of this evaluation aligns with the capital cost estimate, with an expected range of -15% to +15%.

Financial Model Parameters

Technical-economic parameters used in the model are summarized in the following sections. Table 19.1 and Table 19.2 present the model inputs used in the economic analysis based on third quarter, 2025 US dollars.

Table 19.1: Common Model Inputs
Area	Description	Units	Values
General	Tonnes Processed	Billion Tonnes	1.02
	Tonnes Waste Mined	Billion Tonnes	1.68
	Strip Ratio		1.65
	Copper Production – LOM Cu Cathode	t x 1,000	3,279
	Nominal Cu Cathode Production - LOM	TPY	148,175
	Construction Period	Years	3
	Mine Life	Years	21
	Operating Life	Years	22.1
	Closure Duration	Years	13
Metal pricing	Copper price	US$/lb	4.35
Cost criteria	Estimate basis	US$	third quarter 2025
	Inflation/currency fluctuation		None
	Leverage	% Equity	100%
Income tax	Argentina Corporate Income	% Profit	25%

Table 19.1: Common Model Inputs
Area	Description	Units	Values
Royalties / payments	San Juan Province	% “Mine Mouth”	3%
	TNR Royalty	% NSR	0.4%
	McEwen Royalty	% NSR	1.25%
Transportation, smelting, and refining charges	Shipping (Point of Sale – Site)	US$/tonne Copper	$88.00
	Brokerage Fee	US$/lb Copper	$0
Export Retentions	Argentine Export Retention	% NSR	0%

Capital Costs

The total life of mine capital cost is estimated at $5.70 billion, including $3.17 billion during preproduction, $345 million for working capital, and $2.19 billion in sustaining capital over the mine life. Table 19.2 summarizes the capital cost over the mine life.

Table 19.2: Life of Mine Capital Cost Summary ($000s)
Description	Cost (USD 000’s)
Mine
Mining Equipment Spares	47,778
Mine Services & Supplies	0
Mining Equipment	357,553
Pre-production Mining	326,665
Heap Leach Pad
Leach Pad Services & Supplies	281,845
Process Plant
Processing Equipment	457,728
Processing Spare Parts/Consumables/First Fills	17,678

Table 19.2: Life of Mine Capital Cost Summary ($000s)
Description	Cost (USD 000’s)
Plant Construction Materials	66,396
Access Road Construction	93,554
Processing Plant Services	549,932
YPF Transmission Line & Substations Equipment	0
YPF Transmission Line & Substations Infrastructure	0
Pre-production Processing	34,765
Pre-production G&A	141,675
Plant Construction Balance	792,380
Total Preproduction Capital	3,167,950
Sustaining & Spare Parts	2,186,687
Working Capital (Initial)	345,351
Total LOM Capital Cost	5,699,987

Operating Costs

The total LOM operating cost is estimated at $12.0 billion, or $11.92 per tonne of mineralized material processed. Over the life of operation, the direct operating cost per pound of copper produced is $1.67.

Figure 19.1: The percentage splits of each LOM operating cost component. (SE 2025)

Note that the processing cost is slightly higher in the economic evaluation than in the operating cost section of the report. In the economic evaluation, the repayment cost to YPF for the electrical substation and power line are included in the unit power rate. These costs come into operation during years 1 through 16 of the operating life.

Royalties

The Los Azules project is subject to multiple royalties paid on sales of copper:

Mine-mouth Royalty

Provincial (San Juan) Royalty: A 3% mine-mouth royalty on gross revenue less non-mining expenses. Capital expenditures benefiting the public, including the access road and the power transmission line, were used to offset up to 70% of the annual royalty fee.

NSR-Based Royalties:

TNR Royalty: 0.4% NSR

McEwen Royalty: 1.25% NSR

These royalties are calculated by deducting shipping, ocean freight, smelter treatment and refining charges, from total gross revenue.

The royalties paid over the life of operation are summarized in Table 19.3 below.

Table 19.3: Project Royalties
Category	UoM	Annual Average	LOM
Mine-Mouth

Table 19.3: Project Royalties
Category	UoM	Annual Average	LOM
San Juan Province	US$ (000s)	$10,789	$238,780

NSR
TNR Royalty	US$ (000s)	$5,632	$124,642
MUX Royalty	US$ (000s)	$17,600	$389,506

Total Royalties	US$ (000s)	$34,021	$752,928

Taxes

On 27 June 2024, the Congress of Argentina passed Law No. 27742, known as the “Ley Bases” or RIGI (Incentive Regime for Large Investments). Among other provisions, the law offers several incentives:

Tax incentives: These include a fixed 25% income tax rate, asset amortization incentives, VAT payment incentives, the ability to carry forward losses, and reduced dividend taxes (7%, decreasing to 3.5% after seven years).

Exemptions from withholding income tax: These apply to international payments related to projects that qualify as "long-term strategic projects."

Import and export tax exemptions: These include the free import of goods and the export of products without local provider mandates.

Foreign exchange benefits: These include the unrestricted payment of dividends and interest in foreign currency, and partial exemptions from repatriating export proceeds (20% after two years, 40% after three years, 100% after four years, with earlier exemptions for strategic projects).

Free distribution of project products: This applies without local market preferences.

Stability guarantee: A 30-year stability period for the incentive regime, with the option to adopt more favorable future rules.

On February 11, 2025, ACM applied for RIGI admission as a Single Project Vehicle and has been formally accepted as of October 13, 2025 (McEwen Inc. Press release). With acceptance, the evaluation of project economics has included these incentives in the results.

The Los Azules project is subject to payment of various types of taxes over the life of operation. The rules for treatment and offsetting these taxes are summarized below:

Export Retention Tax: With the adoption of the RIGI (Incentive Regime for Large Investments) in Argentina, along with the 4.5% export tax on the value of metals at the point of export no longer applies to the Los Azules Project. This represents substantial savings to the project over the life of operation.

Value-Added Tax (VAT):

Capital Costs: 10.5% VAT on initial and sustaining capital.

Recovery Schedule:

Initial Capital: 99% recovered, split equally over the two years following expenditure.

Sustaining Capital: 99% recovered the year after expenditure.

Operating VAT: 21% VAT on all non-labor operating expenses, with 99% recovered.

A further operating VAT: 27% VAT on the energy portion of the electrical power expenses, also with a 99% recovery.

VAT for domestic sales is collected in the same year, while the remaining portion is recovered the following year.

Corporate Taxes and Banking Fees:

Corporate Profit Tax: 25%

Debit & Credit Bank Tax: 1.2% of gross in-country sales, recovered against corporate income tax in the same year

Operating Bank Tax: 1.2% on non-labor operating expenses, with 100% recovery in the same year, also against income tax.

Economic Results

This Feasibility Study (FS) supports a Mineral Reserve declaration, providing an advanced assessment of the project's economics. The study incorporates Proven and Probable Reserves, ensuring a higher level of confidence in mine planning and production schedules. All financial and operational estimates are based on FS-level engineering, permitting considerations, and economic modeling.

The Business Case for the Los Azules bioleach project, based on the copper price assumption of $4.35/lb, is summarized below in Table 19.4 below.

Table 19.4: Economic Results Summary
Project Metric	Unit	Number
Mine Life	Years	21
Tonnes Processed	Billion tonnes	1.023
Tonnes Waste Mined	Billion tonnes	1.684
Strip Ratio		1.65
Total Copper Grade (CuT)	% CuT	0.453%
Soluble Copper Grade (CuSOL)	% CuSOL	0.312%
Total Copper Recovery	%	70.8%
Copper Production (LOM avg.)	tonnes/yr	148,200
Copper Production (Yrs 1-5)	tonnes/yr	204,800
Copper Production – cathode Cu	k	3,279
Initial Capital Cost	USD Millions	$3,168
Sustaining Capital Cost	USD Millions	$2,131
Capital Intensity, based on average LOM production	$/t Cu /yr	$20,249
Capital Intensity, based on LOM capex & production	$/t Cu	$1,616
Closure Costs	USD Millions	$386
C1 Cost (Life of Mine)	USD/lb Cu	$1.71
All-in Sustaining Costs (AISC)	USD/lb Cu	$2.11
AISC Margin	%	52%
Before Taxes
Net Cumulative Cashflow	USD Millions	$12,723
Internal Rate of Return (IRR)%		24.3%
Net Present Value (NPV) @ 8%	USD Millions	$4,280
After Taxes

Table 19.4: Economic Results Summary
Project Metric	Unit	Number
Net Cumulative Cashflow	USD Millions	$9,647
Internal Rate of Return (IRR)%		19.8%
Net Present Value (NPV) @ 8%	USD Millions	$2,940
Pay Back Period	Years	3.9

The project NPV at 8% discount rate breaks even at a copper price of $3.10 per pound.

The Project’s LOM cash flow results are summarized in Table 19.5.

Table 19.5: Detailed Cashflow

Note: Table 19.6 includes in the totals but does not show: (1) Mine closure and site monitoring costs ($259M) incurred in years 24-35; (2) Working Capital recapture ($123M) in year 24; and (3) IVA recapture ($6M) in year 24

Sensitivity Analysis

Table 19.7 through Table 19.8 and Figure 19.2 through Figure 19.7 show the relative sensitivity of NPV and IRR as capital and operating costs and copper price change in the Base Case Cu economic model.

The sensitivity analysis shows that the Project is the most sensitive to copper price changes. Operating and capital cost changes have a lower impact on Project NPV than the former variable.

Table 19.6: Copper Price Sensitivity
Metal Pricing	Pre-Tax			Post-Tax
Copper Price	NPV	IRR	Payback	NPV	IRR	Payback
Cu/lb	$M	%	Years	$M	%	Years
$2.35	($2,083)	0%	36.00	($2,083)	0%	36.00
$2.55	($1,442)	0%	21.06	($1,457)	0%	21.21
$2.75	($760)	4%	10.94	($869)	3%	15.85
$2.95	($123)	7%	8.33	($364)	6%	8.99
$3.15	$509	10%	6.34	$122	9%	7.57
$3.35	$1,142	13%	5.31	$596	11%	6.31
$3.55	$1,771	16%	4.68	$1,066	13%	5.56
$3.75	$2,398	18%	4.24	$1,534	15%	5.01
$3.95	$3,025	20%	3.70	$2,003	16%	4.62
$4.15	$3,652	22%	3.43	$2,471	18%	4.30
$4.35	$4,280	24%	3.22	$2,940	20%	3.87
$4.55	$4,907	26%	3.01	$3,408	21%	3.61
$4.75	$5,532	28%	2.86	$3,875	23%	3.42
$4.95	$6,154	30%	2.72	$4,339	24%	3.27
$5.15	$6,775	32%	2.60	$4,803	26%	3.11
$5.35	$7,396	33%	2.48	$5,267	27%	2.98
$5.55	$8,016	35%	2.37	$5,730	29%	2.86

Table 19.6: Copper Price Sensitivity
Metal Pricing	Pre-Tax			Post-Tax
Copper Price	NPV	IRR	Payback	NPV	IRR	Payback
Cu/lb	$M	%	Years	$M	%	Years
$5.75	$8,636	37%	2.27	$6,193	30%	2.76
$5.95	$9,256	38%	2.16	$6,656	31%	2.67
$6.15	$9,875	40%	2.05	$7,118	32%	2.58
$6.35	$10,493	41%	1.96	$7,580	34%	2.50

Figure 19.2: Copper Price per Pound Sensitivity on NPV @ 8% (Pre-tax) (SE 2025)

Figure 19.3: Copper Price per Pound Sensitivity on IRR (Pre-tax) (SE 2025)

Table 19.7: CAPEX Sensitivity (Initial + Sustaining)
Sensitivity (%) /Item	Pre-Tax			Post-Tax
	NPV	IRR	Payback	NPV	IRR	Payback
	$M	%	Years	$M	%	Years
-50%	$6,300	47%	1.70	$4,605	39%	2.12
-40%	$5,896	41%	1.99	$4,272	33%	2.52
-30%	$5,492	35%	2.35	$3,939	29%	2.84
-20%	$5,088	31%	2.64	$3,606	25%	3.16
-10%	$4,684	27%	2.92	$3,273	22%	3.48
0	$4,280	24%	3.22	$2,940	20%	3.87
10%	$3,875	22%	3.51	$2,606	18%	4.41
20%	$3,471	20%	3.88	$2,273	16%	4.78
30%	$3,067	18%	4.40	$1,940	14%	5.21
40%	$2,663	16%	4.77	$1,607	13%	5.67
50%	$2,259	14%	5.20	$1,274	12%	6.15

Table 19.8: OPEX Sensitivity
Sensitivity (%) / Item	Pre-Tax			Post-Tax
	NPV	IRR	Payback	NPV	IRR	Payback
	$M	%	Years	$M	%	Years
-50%	$6,852	31%	2.66	$4,873	26%	3.18
-40%	$6,337	30%	2.75	$4,487	24%	3.29
-30%	$5,823	29%	2.85	$4,100	23%	3.40
-20%	$5,308	27%	2.95	$3,713	22%	3.52
-10%	$4,794	26%	3.07	$3,326	21%	3.67
0	$4,280	24%	3.22	$2,940	20%	3.87

Table 19.8: OPEX Sensitivity
Sensitivity (%) / Item	Pre-Tax			Post-Tax
	NPV	IRR	Payback	NPV	IRR	Payback
	$M	%	Years	$M	%	Years
5%	$4,022	24%	3.29	$2,746	19%	4.00
15%	$3,508	22%	3.44	$2,359	18%	4.32
25%	$2,993	20%	3.61	$1,973	16%	4.54
35%	$2,479	19%	3.86	$1,585	15%	4.79
45%	$1,964	17%	4.29	$1,198	13%	5.11

Figure 19.4: Multiple % Sensitivity on NPV @ 8% (Pre-tax) (SE 2025)

Figure 19.5: Multiple % Sensitivity on NPV @ 8% (Post-tax) (SE 2025)

Figure 19.6: Multiple % Sensitivity on IRR (Pre-tax) (SE 2025)

Figure 19.7: Multiple % Sensitivity on IRR (Post-tax) (SE 2025)

Mine Life and Capital Payback

The operating life of Los Azules Base Case is estimated at 21 years, assuming a nominal production rate of 50 million tonnes per year of ore feed. This excludes a 3-year construction and preproduction stripping period. At a copper price of $4.35 per pound, the initial capital pre-tax payback period is projected to be 3.2 years and 3.9 years post-tax, after the start of commercial mining.

adjacent properties

Disclaimer: McEwen Copper has not independently verified exploration results or technical reports for the adjacent properties. Any information provided regarding these properties is derived from publicly available sources and does not imply economic, legal, or operational interest by McEwen Copper.

The Los Azules project is surrounded by several mining properties, with two notable projects to the south:

Rincones de Araya (Fortescue Metals Group) – A copper exploration project owned by the Institute of Exploration and Mining Operations (IPEEM), an autonomous entity of the San Juan provincial government that promotes mining development in the province. IPEEM offers mining areas to third parties through risk contracts for exploration, with the option for exploitation, following regulated bidding processes. This project is located immediately south of Los Azules, with Fortescue Metals Group as the most recent exploration operator. Publicly available information on Fortescue's exploration activities and the resource potential in this area is limited (IPEEM, 2025).

Altar Project (Aldebaran Resources Inc.) – A copper-gold porphyry deposit located southeast of Los Azules, hosted within the same Miocene porphyry belt. The Altar project has undergone multiple exploration campaigns; Aldebaran has reported significant porphyry-style copper mineralization in recent technical disclosures. (Aldebaran Resources, 2025).

Public disclosures from Fortescue and Aldebaran indicate ongoing exploration in these areas; however, McEwen Copper has not independently verified their results or resource estimates, and such information is not necessarily indicative of mineralization on the Los Azules project. Given the potential for shared geological structures or hydrothermal systems between these projects Los Azules, further consideration may be warranted for regional exploration synergies.

Regional Property Boundaries

The western boundary of the Los Azules property is defined by the Chilean border.

other relevant data and information

UPSIDE POTENTIAL

Potential scenarios for future operations beyond the initial phase of the project described in the Feasibility Study information in this report considering the primary copper sulfide materials were developed. Two approaches were considered, one employing Nuton® Technology and secondly, a conventional copper concentrator, which are presented and discussed below. Mineral Resources (Inferred) and any Measured or Indicated classified material not included in the project basis in this report were considered in this analysis.

The conventional concentrator case was used to validate the Mineral Resource basis used in this report considering the current lack of commercial applications of the Nuton® Technology. As such, only the milling case is reported here. The Mineral Resources estimated were considered in the scenarios considered in this Section.

The information in this section is commensurate with an Initial Assessment level of study and considered to be at the exploration stage of investigation; consequently, this information is preliminary in nature and includes Inferred Mineral Resources in the conceptual mine plan and mine production schedules presented. Inferred Mineral Resources are considered too speculative geologically and in other technical aspects to enable them to be categorized as Mineral Reserves under the standards set forth in S-K 1300. There is no certainty that the estimates in this section will be realized.

CONVENTIONAL MILLING OPTION

As a basis for the Mineral Resource estimation the future Phase 2 project option employing a proven conventional copper concentrator that produces a copper concentrate as the final product for export was updated from the 2023 IA scenario developed for similar purposes. This option leverages the initial project crushing and screening operations in the leach system processing facilities, to process the predominantly primary copper mineralization material.

The milling facilities could be brought online in Year 23 at the completion of the current project Feasibility Study basis at a processing rate of 75 million tonnes per year (206,000 tonnes per day) through completion of the potential project in Year 56 adding up to 33 years to the Los Azules mine life. Crushing and stacking systems initially commissioned for use in the heap leaching process could be repurposed to provide ball mill feed and enable filtered tailings transport/storage options. Tailings storage management design would provide for a lined facility with filtered tailings (dry stacked) deposition for the applicable life of mine operations to minimize environmental impacts and freshwater usage.

A Filtered Tailings Storage Facility (FTSF) for the 2023 IA and the same concepts were used in this analysis. This section presents the conceptual design associated with the FTSF. The FTSF footprint is established based on the property limits of the Los Azules site and the surface mining limits identified. Alternatives within the property limits and outside the surface mining limits were identified in the alternatives evaluation and potentially provide additional capacity to the facility; however, for the purposes of the

2023 IA document, the entire facility considered is within the surface property and mining rights of the project.

The previous heap leach project will continue to drain down and go into closure over time. All stockpiled and newly mined Supergene material and Primary material will be fed directly to the copper. The conceptual mill will consist of three processing lines with two ball mills fed with minus P80 19mm crushed product produced by the existing crushing circuit expanded to 75,000 million tonnes per annum (206,000 tonnes per day) throughput. Each line is equipped with conventional rougher, cleaner and scavenger flotation circuits to process the material. Each line can process up to 70,000 tonnes or material per day.

The copper concentrator will produce grades and total recovery as prescribed in Table 21.10 matching lock-cycle testing reported in Section 10.

Table 21.1: Optimized Lock-cycle Flotation Results
Composite	Concentrate Wt. % Of Feed	Copper Concentrate Grade			Recovery %
		Ag g/t	Au g/t	Cu %	Ag	Au	Cu
Primary	1.45	97	3.79	31.96	68.8	62.9	93.2
Supergene	2.1	28.6	3.58	28.53	54.0	65.6	89.3

The supergene and primary material can be treated in a float mill with NSR cutoffs of $5.13/t and $5.11/t, respectively. NSR values are based on a copper price of $4.80/lb, gold at $2,500/oz and silver at $32/oz where applicable. Variable pit slopes between 32° and 37° were applied depending on sector. Based on the Mineral Resource pit developed, mining physicals developed by Whittle Consulting using their proprietary Prober software (Run EVG4122B) product for the ~34 year mine life. The annual Mill feed rates and grades are shown in Figure 21.6 below.

Figure 21.6: Annual Mill Feed Tonnes and Grades

Operating costs estimated for this option are summarized in Table 21.11 below per tonne processed and equivalent pound of copper (includes gold and silver by-product values).

Table 21.2: Mill Option Direct Operating Cost Summary
OPEX
Summary
Mining OPEX	LOM	$ Millions	$11,393
	Annual Average	$ Millions	$352
	Per ton ore	$/t	$4.69
	Per Lb Cu	$/lb Cu	$0.93
Processing OPEX	LOM	$ Millions	$11,016
	Annual Average	$ Millions	$340
	Per ton ore	$/t	$4.54
	Per Lb Cu	$/lb Cu	$0.90
SG&A	LOM	$ Millions	$2,812
	Annual Average	$ Millions	$87
	Per ton ore	$/t	$1.16
	Per Lb Cu	$/lb Cu	$0.23
TOTAL OPEX	LOM	$ Millions	$25,220
	Annual Average	$ Millions	$779
	Per ton ore	$/t	$10.39
	Per Lb Cu	$/lb Cu	$2.06

Potential copper metal payable annual production from concentrate based on the inputs considered is shown Figure 21.7 below.

Figure 21.2: Mill Option Payable Copper Production Estimates

In addition to copper, gold and silver are recovered in the copper concentrates Payable gold over the life of the mill option is estimated to be 2.08 million ounces (approximately 64,060 ounces per year). Payable silver is estimated to be 64.2 million ounces (approximately 1.98 million ounces per year).

Capital costs were escalated from the 2023 IA basis and an additional crushing and milling line added to achieve the required throughput of 206,000 tonnes per day. Capital requirements are shown below in Table 21.12 for the 33-year project life. A four-year project development period was completed during the final four years of the Feasibility project basis mine life.

Table 21.3: Mill Option Capital Costs Summary
Capital Expenditures
Mining Fleet	US$	1,540,816,000
Initial Capex	US$	354,680,000
Sustaining Capex	US$	1,186,136,000

Plant		7,166,837,500
Initial Mill Capex	US$	4,640,000,000
Sustaining Capex	US$	2,526,838,000

Crushing Systems (replacement)	US$	187,500,000
Regenerative Permanent Camp (future)	US$	99,200,000
Tailings Sustaining (1,488Mt Capacity)	US$	967,200,000
Mill/Other Sustaining	US$	744,000,000
Infrastructure Sustaining (Incremental)	US$	528,937,500

The financial summary for an option using a conventional mill and Mineral Resource metal pricing ($4.80/lb Cu; $2,500/oz Au; and $32.00/oz Ag) is presented in Table 21.13.

Table 21.4: Mill Option Economic Model Summary
Project Metrics – Mill Case
Project Metric	Unit	Value
Mine Life	Years	33
Tonnes Processed	Billion tonnes	2,282
Tonnes Waste Mined	Billion tonnes	2,396
Strip Ratio		1.05
Total Copper Grade (CuT)	% CuT	0.261%
Total Copper Recovery	%	92.8%
Payable Copper Production (LOM avg.)	tonnes/yr	170,324
Payable Copper Production – LOM	kilotonnes	5,515
Payable Gold Production (LOM avg.)	Ounces/yr	64,060
Payable Gold - LOM	Million Ounces	2.076
Payable Silver Production (LOM avg.)	Million Ounces/yr	1.98
Payable Silver - LOM	Million Ounces	64.2
Initial Capital Cost	USD Millions	$4,995
Sustaining Capital Cost	USD Millions	$3,486
Capital Intensity, based on average LOM production	$/t Cu /yr	$29,325

Table 21.4: Mill Option Economic Model Summary
Project Metrics – Mill Case
Project Metric	Unit	Value
Capital Intensity, based on LOM capex & production	$/t Cu	$1,538
Closure Costs	USD Millions	$382
C1 Cost (Life of Mine)	USD/lb Cu	$2.54
All-in Sustaining Costs (AISC)	USD/lb Cu	$2.91
AISC Margin	%	46%
Before Taxes
Net Cumulative Cashflow	USD Millions	$24,754
Internal Rate of Return (IRR)%		13.1%
Net Present Value (NPV) @ 8%	USD Millions	$3,728
After Taxes
Net Cumulative Cashflow	USD Millions	$18,790
Internal Rate of Return (IRR)%		10.9%
Net Present Value (NPV) @ 8%	USD Millions	$2,031
Pay Back Period	Years	7.0

CONCLUSIONS

The information in this section is at the exploration stage of investigation; consequently, this information is preliminary in nature and includes Inferred Mineral Resources in the conceptual mine plan and mine production schedules presented. Inferred Mineral Resources are considered too speculative geologically and in other technical aspects to enable them to be categorized as Mineral Reserves under the standards set forth in S-K 1300. There is no certainty that the estimates in this section will be realized.

The analysis does support the assumption that a Reasonable Prospect for Eventual Economic Extraction (RPEEE) as required by S-K 1300 is demonstrated with a conventional mill scenario.

interpretation and conclusions

The Technical Report is prepared in accordance with the standards and guidelines set forth by 17 CFR Part §229.1300 (S-K 1300) Standard Instructions for Regulation S-K subpart 1300 SEC S-K §229. 1304 and §229.601(b)(96) for the required disclosure of material information and in the opinion of the QPs in each area of responsibility and collectively, the information and analyses support the requirements for a feasibility level of study.

The contributing authors and QP’s have identified important interpretations, conclusions, and recommendations to advance the Project. A complete description of these is provided in the following sub-sections. These include what is believed to be the most significant risks and opportunities to the future development of the Los Azules project.

Overall Risks and Opportunities Summary

The work completed for the Los Azules Feasibility Study reported here is believed to meet all reasonable requirements for information and analysis that would be expected, at the direction of the respective QPs. As a feasibility study level of investigation, the information presented still includes the risks and opportunities for the technical and economic outcomes that should be expected for similar types of studies.

The project costs are expressed in constant Q3 2025 United States Dollars and foreign currency conversion without escalation or inflation. The inflation risk in Argentina is unique and has the potential to fluctuate differently than typical global macroeconomic factors would warrant. This volatility may positively or negatively impact on the expected economics shown.

Key Project Risks

Social license and political risks are acknowledged for the project. A social engagement strategy and actions are developed and being implemented. Regular interactions with local, Provincial and National government entities are an ongoing focus area. The project is believed to have local and regional support based on measured outcomes. National elections in late 2025 showed no potential for potential impacts to the current political climate.

Geotechnical risk in the open pit mine design and potential for pit slope failure has been studied and represents the most significant technical risk on the project. The suggested slopes for the pit are based on limited geotechnical information. The slope angles presented assume a low consequence of failure, with an associated target factor of safety of 1.2. Additional work and analyses are recommended to continue to refine the understanding of impacts and potential mitigation strategies as the mine develops over its life.

Geohazards (seismic, avalanche, rockfall) have been assessed at the project site and access route. Significant risks exist and design changes have been made to minimize personnel and facilities risks where severe or extreme risks were identified. These mitigations should be reviewed during the final design process and continued analysis over the life of the project is recommended.

Seismic and geotechnical risks in the heap leach pad area have been assessed, and significant risks are present at Los Azules. Design mitigations have been included to minimize impacts and potential environmental damage. Weather events have been considered in the containment strategy and process pond designs. These mitigations steps should be reviewed during the final design process and continued analysis over the life of the project is recommended.

Water management and conservation mitigations and strategies have been developed for the project to minimize the potential for ground water impact and contamination. Contact water potential has been minimized, and contact water and wastewater are reintroduced and used in the process to avoid discharges and minimize freshwater use. Non-contact water conservation and redirection into the existing aquifers have been a priority in site design development.

Glacier and geoforms studies have been conducted annually to assess potential ice or water containing structures. Site layouts and access routes have been developed to avoid contact or impact to these potential regional water sources.

The most significant risk in the processing area is the performance of the bio-heap leaching system as considered. The technology is well proven in multiple mine applications like Los Azules; however each site is unique in how the systems are designed and operated. Mitigation strategies have been considered for the Los Azules project to reduce potential performance variations.

Sulfur supply and cost for acid production are areas for potential fluctuations in the economics of the project. A confirmed supply source or sources will be required once a project development decision has been made to advance project implementation and production.

Key Project Opportunities

The Environmental Impact Assessment (EIA) for Los Azules was granted on December 3, 2024. This approval resulted in the issuance of the Environmental Impact Statement (Declaración de Impacto Ambiental, DIA), confirming that the project meets applicable environmental standards. The DIA represents a key permitting milestone and provides the regulatory foundation for advancing the project towards execution and future operations.

Los Azules was accepted into Argentina’s Large Investment Incentive Regime (RIGI) on September 26, 2025. The regime provides tax, foreign exchange and stability for 30 years. In addition, legal certainty has been provided along with foreign exchange regulations that allow leaving export proceeds abroad (that would reach 100% by the time the project is expected to start exports), and access to international arbitration in case of disputes.

The copper price used for Mineral Reserves estimation ($4.30/lb) and economic evaluation ($4.35/lb) are approximately 15% below the current LME market price at the report effective date and offer some upside of potential revenues (Press Release date October 7, 2025 LME 3-month forward contract $4.78/lb Cu from LME website). At $4.78/lb, project metrics would improve to:

Table 22.1: Financial Highlights @ $4.78/lb
Pre-Tax
LOM Cashflow	$ Millions	$15,737
LOM Net Present Value	$ Millions	$5,626
LOM IRR	%	28.4%
Project Payback Period	Years	2.8

Post-Tax
LOM Cashflow	$ Millions	$11,909
LOM Net Present Value	$ Millions	$3,945
LOM IRR	%	23.1%
Project Payback Period	Years	3.4

The YPF repayment adds $1,039 million ($1.03/tonne processed or $0.14/lb Cu) to the direct operating costs over a 15-year period. The Los Azules project also bears all the costs for sub-station upgrades that would be useful for other mining projects in the area. An alternative means of financing this infrastructure and potential sharing of costs with other mining project interests in the region present a significant opportunity to reduce capital and operating costs as presented in this study.

Exploration has shown that there are multiple porphyry targets near to the Los Azules deposit that could provide further extension to mine life. Exploration of the newly identified targets will start in Q4 2025. High priority targets near to Los Azules include Tango, Porfido Norte, Franca, and Mercedes.

Metallurgy and Mineral Processing

Interpretation and Conclusions

The Los Azules Project will process copper ore from the Los Azules open pit mining operation over a mining life of 20 years with one additional year of low-grade stockpile reclaim and a processing life of just over 22 years. The processing methodology selected for the project employs a hydrometallurgical recovery process which includes bio-heap leaching of crushed ore followed by solvent extraction/electrowinning (SX/EW) recovery of copper as LME Grade A cathodes for sale to industry.

The recovery methodology is appropriate for the deposit type and copper mineralogy. Bio-heap leaching and SX/EW copper recovery is mature technology for similar copper deposits with appropriate copper mineralogy and commercially practiced widely for over 50 years around the world. The hydrometallurgical copper recovery approach also aligns most closely with the McEwen Copper environmental and social license strategies and objectives to produce copper cathodes for sale.

Copper recovery is based on a 3-year leaching period to recover copper in three active leaching cycles of 90-120 days. Each cycle represents one layer of ore placed and then solution applied for the active period. Subsequent cycles are achieved as new layers are added over top. The total time required will vary with the leach pad shape and configuration and leaching cycles may occur more rapidly in practice.

Sulfuric acid requirements are based on an average gross acid consumption of 18 kg of 100% acid/tonne ore leached. In the SX/EW process, 1.54 tonnes of sulfuric acid are regenerated for every tonne of copper produced in electrowinning, which directly off-sets a portion of the leaching acid requirements. As grades and recoverable copper amounts vary over the life of mine, acid consumption will also vary.

Total calculated life-of-mine copper recovery ~70.8%, including a heap operational scale-up efficiency at 95% applied to the metallurgical extraction estimated from the testwork. A total of 3,279,329 tonnes (7.23 million pounds) of copper cathode is estimated to be produced over the life of the mine as currently understood.

Copper recovery is directly related to the amount of copper and types of copper mineralogy in each tonne of material mined. Actual recovery will vary as these parameters vary over time. Copper production predicted in the financial analysis relies on the block grades mined. The recovery predicted benchmarks well to similar copper bio-leach commercial operations that have publicly reported their recovery performance information. There are opportunities for improvement in both timing and actual recovery estimated as well as some downside risks, the rage of outcomes over time is expected to fall within +/-5%.

Variability has been sampled and tested for all significant geologic and mineralogic domains and has included parallel testing to validate the response. Adjustments to the expected crushing circuit product size distributions have also been considered.

A heap leach performance factor of 95% from the testing column results has been applied to account for inefficiencies in the heap solution flows and other factors.

Operating flexibility has been included in the agglomeration system, aeration system, and leach flow controls to allow for changing conditions.

Risks

The most significant risk in the processing area is the performance of the bio-heap leaching system as considered. Copper recovery is directly related to the amount of copper and copper mineralogy in each tonne of material mined. Actual recovery will vary as these parameters vary over time. Copper production predicted in the financial analysis relies on the block grades as mined.

The technology is well proven in multiple mine applications like Los Azules, however each site is unique in how the systems are operated. The following mitigation strategies have been considered:

Variability has been sampled and tested for all significant geologic and mineralogic domains and has included parallel testing to validate the response. Adjustments to the expected crushing circuit product size distributions have also been considered.

A heap leach performance factor of 95% from the testing column results has been applied to account for inefficiencies in the heap solution flows and other factors.

A three-year recovery period, extended from one year testing results, provides practical consideration of leaching cycles and timing of material placement and solution flows in a commercial operation.

Operating flexibility has been included in the agglomeration system, aeration system, and leach flow controls to allow for changing conditions.

The aeration system has been designed to be implemented at any time it could be required. Initially, this system is expected to be necessary after three lifts of ore have been placed, however the distribution piping will be included at each lift as the pads are built. The portable blowers can be purchased and brought online at any time. Blower delivery time is approximately 6 months.

A “thermofilm” polyethylene covering on active leaching areas is included in the design to minimize heat losses and water evaporation.

Potential power supply outages may be experienced given the high wind and sever weather potential at the site and along the routes. Mitigation measures included in the project design include:

On-site power generation from acid plant waste heat and solar installations at site provide a source not connected to the main supply transmission line. The acid plant cogenerates steam for electric power up to approximately 13.6MW per acid plant module installation, offsetting 15-20% of site electricity demand.

Backup (~20 MW) diesel generators ensure critical systems, primarily raffinate leach solution recirculation, and occupied buildings and offices remain operational. Diesel fuel storage for up to 72 hours is maintained on site, which can be extended with mining equipment fuel rationing or cessation.

The electrowinning rectifiers are equipped with trickle power diesel generators to maintain circuit polarity during short term outages. Longer term outages greater than 8 hours without re-fueling would require circuit shutdowns and electrode isolation.

Sulfur supply and cost are a potential risk to the economics of the project. A confirmed supply source or sources will be required once a project development decision has been made to advance the project into implementation and production.

Opportunities

Acid consumption in leaching is the largest single cost item for the processing areas. Continued work to optimize acid consumption by lithologic types may be possible and result in reduced acid requirements.

The current leach testing program has included some optimization testing with initially positive results in the following areas:

LixTRA™ surfactant leaching aide (BASF product) to support better ore wetting and more effective solution distribution in the pad. The benefits would be improved copper recovery and leach performance time.

Sulfur addition into the leach system at agglomeration. Sulfur can be introduced with the ore to support acid requirements and add in-situ heat to the leaching ore. The benefits would be improved copper recovery and leach performance time with temperature and reduction of acid plant capital. Power co-generated in the acid plant would be proportionally reduced.

As the heap matures and heat retention is improved, the cycle time for the copper extraction may be reduced and/or copper recovery may be increased.

The SX/EW facility produces a nominal 210,000 tonnes of LME Grade A copper cathode per year with a design maximum of 240,000 tonnes achieved by increasing the rectifier current output and cathode current density from 320 amps per square meter of plating area to 360 amps per square meter. The capacity allows for catch-up, and if additional copper is leached, it can be produced within this capacity limit.

Crushing plant and SX/EW plant final selections and commitments may allow for improved delivery time and design allowance reductions. Technology vendors have indicated the potential for a reduced delivery schedule and cost optimizations in the detailed design.

Nuton® Technology Opportunity

Nuton Technology offers a proprietary approach leveraging several existing technologies, operational practices, and modeling methods used in the copper bio-leaching industry into a tailored copper extraction solution based on each deposit’s unique geologic and mineralogic features.

The Nuton Technology, where possible, would use the existing processing facilities to support the operation, where the material would be leached on a new pad with Pregnant Leach Solution (PLS) pumped back to the existing Solvent Exchange & Electrowinning facility.

Applying Nuton Technology at Los Azules would also align well with the existing infrastructure, processing facilities, and extend the low-carbon footprint and minimize water consumption, the design basis for the project.

Several copper projects are currently investigating the potential for Nuton Technology, publicly reporting similar results. Some processes similar to the Nuton Technology have been commercially applied at operations in Zijinshan Copper Mine (China), Monywa Copper Mine (Myanmar), and at Cobre del Mayo (Mexico). A large-scale Nuton demonstration facility is currently under construction at the Gunnison Copper Corporation Johnson Camp Mine in Arizona, with start-up expected in late 2025 (https://nuton.tech/partnerships/johnson-camp-mine).

Based on the outcomes from the preliminary analysis the Nuton Case development is recommended to continue to be evaluated after the conclusion of the current Los Azules FS work to a pre-feasibility study level. Additional sampling and testwork would be required to validate the current results. It is assumed that this PFS would be a standalone activity developed in parallel with the initial project execution.

If the PFS work remains positive, a future study at the Feasibility level would likely involve on-site piloting of the process on a large scale to ensure all aspects of the Los Azules opportunity could be considered. Materials would be obtained from early mining activities expected to encounter predominantly primary copper mineralization.

Pit Geotechnical

Interpretations and Conclusions

The suggested slopes for the pit are based on very limited geotechnical information. Drilling to date has focused on mineral resource and not the pit walls and has typically been within vertical holes, which is common at this stage of the study. Below-surface discontinuity and structural data are not available, so kinematic assessments and inclusion of structure behind the pit walls in rock mass stability assessments have not been possible.

Gaps in the knowledge base are anticipated to be addressed through investigation programs leading up to the feasibility study, including inclined holes oriented into the proposed pit walls, televiewing of holes, geotechnical logging, laboratory testing, triple tube coring, and hydrogeological investigations.

The slope angles presented assume a low consequence of failure, with an associated target factor of safety of 1.2. This assumption is based on the planned outwardly extending pit shell, which gives the opportunity to adapt the pit wall slope angles based on prior performance. The assumption is that pit wall failures may not sterilize significant processable materials, as failures can be excavated and post-failure pit walls adapted accordingly. Outwardly expanding walls can be replanned based on actual conditions encountered.

Risks

Investigations reveal that the rock (intact strength, rock mass strength, alteration, structure, weathering) influencing stability of the pit walls is worse than assumed, resulting in shallower design slopes.

Faults and other structures cause issues with some orientations of the pit walls.

The phreatic surface/pore pressure behind the pit walls is worse than assumed, due to regional hydrogeology or ineffective dewatering of the pit walls. This may result in potential for shallower slopes.

A seismic event triggers slope failure (seismic stability will be reviewed in feasibility once adequate information regarding the pit wall rock is available; however, an event larger than the design event could occur).

Slope failure due to structural or rock mass concerns, not identified during any investigations. Whilst impending slope failure may be identified through planned pit wall monitoring and performance reviews during operation, and therefore may not affect worker safety, instabilities can sterilize processable materials and/or slow down operations within the pit.

Natural geohazards, such as landslides, adversely affect the pit walls or interfere with safe pit operation. There has been some debate over the interpretation of natural slides or glacial features on the mountain forming the east wall.

Poor blasting techniques result in bench-scale issues.

Low consequences of failure are no longer appropriate, and a higher target factor of safety is required, resulting in shallower pit slopes.

Pit slope failure damages infrastructure. The latest infrastructure plan shows the primary crusher very close to the pit crest; this may not be accounted for in the agreed low consequence designation and associated target factor of safety. Regardless of the consequence classification, and FOS adopted, pit failures do occur in practice and factor of safety does not eliminate probability of failure. A pit failure at this location could impact the primary crusher.

Overburden is thicker than the average assumed by the pit designers. This would reduce the overall slope angles further. Overburden thickness is currently under investigation; estimates to date are largely based on commencement of coring rather than bedrock interface resulting in some uncertainty.

Waste rock facility (WRF) failure results in flow of waste rock into the pit impacting safety and production. The WRF run-out distance for the FS has been assumed to be an empirical average for dry slopes. Whilst there is some buffer off-set in addition to the predicted run-out zone, empirical data shows scatter and wet/partially wet conditions may exist which may increase run-out distance.

The WRF triggers pit wall instability. Stability analyses conducted by the WRF team indicate target FOS are achieved for WRF to pit failure.

The pit slopes are potentially very high, and the rock is poor quality. There is little globally published empirical performance data for similar rock conditions and pit slope heights, which is a risk for the project.

Opportunities

Investigations reveal the rock (intact strength, rock mass strength, alternation, structure, weathering) influencing stability of the pit walls is better than assumed, resulting in steeper design slopes. Pit wall rock may be less fractured and/or stronger than rock hosting the resource (investigated to date) and /or enhanced geotechnical investigations may promote better recovered rock quality.

Televiewer data indicates the structure is not adversely oriented and/or the rock is less fractured in-situ than recovered in core, allowing steeper slopes.

Laboratory testing reveals the intact rock is stronger than previously assumed. To date, there have only been 24 UCS tests and reliance for intact compressive strength has been on point load testing with the absence of a site-specific, unit-specific conversion to UCS.

Overburden is thinner than the average assumed by the pit designers. This would reduce the overall slope angles further. Overburden thickness is currently under investigation; estimates to date are largely based on commencement of coring rather than bedrock interface.

The phreatic surface/pore pressure behind the pit walls is lower than assumed, due to regional hydrogeology or more effective dewatering of the pit walls. This may result in potential for steeper slopes.

Investigations reveal the rock (intact strength, rock mass strength, alternation, structure, weathering) influencing stability of the pit walls is better that assumed, and further review by the WRF team reduces the run-out zone of the WRF, resulting in the potential to reduce the WRF offset to the pit.

MINE PLAN AND MINING METHODS

Interpretations and Conclusions

The conventional open-pit mining method was selected because of the deposit’s geometry, size, and proximity to surface. Based on the pit optimization outcomes and to support practical access to mineralized areas, pit designs for the ultimate pit and twelve interim phases were generated. The interim phases were used to derive the mining sequence with the goal of maximizing feed grades in the early years of production, as well as balancing stripping requirements. Los Azules is a single large open pit.

The mine schedule targets the crushing of a maximum 50 Mtpa of leach material with an initial ramp-up period to allow the process plant to come online. Oxide and enriched material are sent to the crusher or to a stockpile to be processed later in the mine schedule. The material is crushed and then conveyed and stacked on the Heap Leach Facility.

The mine plan assumes conventional truck-and-shovel operations. Waste and ore will be drilled and blasted, loaded by hydraulic shovels and loaders, and transported by haul trucks. The equipment fleet will be capable of mining up to approximately 175 Mt/a. The haul truck fleet will increase over time as haulage distances grow due to increasing depth of the pit and length of the waste storage facility. The mine production fleet currently assumes the use of electric shovels and drills, and diesel-powered autonomous haul trucks.

The planned open pit will operate for 21 years, and an additional two years of pre-production. Total life of mine heap leach production will be 1.023 billion tonnes grading 0.453% copper. The overall mine waste will be 1.684 billion tonnes resulting in an overall mine strip ratio of 1.65:1 (waste:ore). Mine waste will be stored in two waste rock storage facilities with the main one to the northeast of the Los Azules pit.

Proper management of groundwater will be important to maintaining pit slope stability; the east wall is sensitive to geotechnical parameters, and the adjustments to the parameters in the fault weakened zone should be evaluated.

PROJECT INFRASTRUCTURE

Access & Transportation

This is the main access route, connecting Calingasta to the Project site via a 124 km gravel road. The Project is currently accessed from San Juan via National Route (RN) 40 for 58 km, turning west on Provincial Route (RP) 436, and continuing west along National Route (RN 149) to Calingasta. From there, the Exploration Road leads to the project site, crossing eight rivers and two high-altitude mountain passes, La Totora high pass (4,170 mASL) and Cabeza de Leon High Pass (4,300 mASL) before arriving at the Project location at 3,390 mASL.

The Los Azules Project currently has two existing access roads.

Primary Access – Exploration Road: the main site access, upgraded for larger vehicles, but limited to seasonal use at present.

Secondary Access – Southern Road: a longer but lower-altitude alternative route, identified for year-round operations and requiring upgrades for operational logistics.

The Exploration Road is currently being designed and will be upgraded further to allow for construction and operations to be used early in the project development timeline. Three Sections have been developed to allow concurrent improvement. Section 3 follows a new route to avoid high mountain passes and glaciers along the current path.

The nearest major supply and service hub is Mendoza, located 275 km by road from Calingasta. Mendoza Serves as a logistic center for fuel, sulfur and industrial materials, and hosts Argentina’s largest international airport in the region (MDZ). The city also houses YPF’s Luján de Cuyo refinery, which processes 113,200 barrels per day of crude oil, including desulfuration and fuel production relevant for mining operations.

Other important regional centers include:

San Juan (UAQ): The provincial capital, a secondary regional airport and mining support hub.

Santiago, Chile: Located 270 km southwest (400 km by road from Calingasta), a key trade and transport link to Chilean ports.

The Los Azules project requires robust transport infrastructure for the movement of materials, equipment and final product (copper cathodes). The project’s export options include both Argentine and Chilean Ports.

Argentine Inland Port: Rosario (via road or rail transport through the Cañada Honda depot in San Juan)

Chilean Seaports: Valparaiso, Ventanas, San Antonio and Coquimbo in Chile.

Copper cathodes will be transported south via RP 149 to Uspallata, and then to Chile over RN 7 towards one of the three major ports. The distances from RN 149-RN 153 junction (near Barreal) to these ports are:

Ventanas: 380 km

Valparaíso: 410 km

San Antonio: 440 km

Most of this distance is paved, except for 37 km of gravel road on RN 149 in Mendoza Province. This segment is passable year-round, and there is a high likelihood that it will be paved before the project is fully developed.

Camp Facilities

The current camp design for the initial camp is located adjacent to the existing 156 Camp site and was developed by McEwen Copper and Modular Homes as a baseline to be included in the Feasibility Study for the Los Azules project. The initial camp design includes construction sequencing and phasing to accommodate the required camp program and need for available beds, a proposed site layout, and a basis of estimate.

The Los Azules Project would initially rely on the existing modular 156 camp and additional phased modular camp facilities for eventual accommodation of up to 3,048 workers at a peak capacity in 2028.

McLennan Design developed an overall master plan concept for the Los Azules mine (Figure 15.9). Following the completion of the feasibility study, alternate site locations and architectural modifications for the initial camp design will be evaluated in accordance with the master plan.

The master plan identified placement of the initial camp adjacent to the mine processing facilities. The initial camp is designed as a campus supporting the Los Azules mine early works, construction activities, and eventual mining operations and logistics. The ultimate camp size is designed for approximately 3,000 beds to accommodate the construction efforts and will be downsized once operations begin to initially accommodate approximately 1,000 site-based staff.

A conceptual Regenerative Camp facility has been developed by McLennan Design for long-term operations staff housing. This camp facility could be built later in the project life once a location, concepts, timing and costs are finalized. The current FS sustaining capital costs do not include this facility. This would be developed as a stand-alone project once adequate definition is completed.

Power Supply

The engineering phase for power supply infrastructure is ongoing. Power infrastructure will comply with Argentine (IRAM, IEC) and international electric standards. Engineering accounts for seismic risk, high-altitude conditions up to 4200 mASL, and extreme temperatures. The Environmental Impact Assessment (IIA) includes studies for electromagnetic field exposure, transmission corridor impact, and mitigation strategies. Permitting and regulatory approvals are in progress, with the need for a Sectorial Environmental Permit before construction begins.

YPF Luz and McEwen Copper entered a Memorandum of Understanding (MOU) outlining the intended terms to provide power for the Los Azules Project (YPF Luz, 2024). A rate of $0.064/kWh based on a minimum 15-year term is considered in this Feasibility Study based in the terms of an agreement reached in May 2025.

The MOU with YPF Luz also includes the installation of the sub-station at Calingasta and transmission line to the site. YPF Luz will also expand the existing ET Rodeo 500/132 kV substation to interconnect with the 500 kV Rodeo-Calingasta transmission line, which currently operates at 132 kV but was originally designed for 500 kV. The investment cost recovery scheme has been agreed between YPF Luz and McEwen Copper in May 2025.

Power will be supplied from the Argentinian grid via the Calingasta Transformer Station (ET Calingasta) 500/220/132 kV. A double-circuit 220 kV overhead transmission line will extend 122 km long from ET Calingasta to the Los Azules Substation (ET Los Azules) 220/24.9 kV. At high altitudes, overhead transmission lines must be designed for a higher nominal voltage than their operating level (e.g., a 500 kV line operated at 220 kV). The reduced air density at elevation lowers the dielectric strength of air, increasing the risk of electrical breakdown. To mitigate this, phase-to-phase distances must be increased, which in turn raises the line reactance. Consequently, voltage drop becomes a critical design factor.

Initially, the project will require approximately 39/36 MW (gross/net demand), in year -1, increasing to a peak of 157/129 MW (gross/net demand) in year 10 as the processing facilities are expanded and mine power requirements increase over time. System design considers gross demand; net load includes acid plant generation capability.

Water Supply

Hydrological and hydrogeological baseline studies have been conducted since 2011, integrating flow measurements, water chemistry, and groundwater quality studies. Additionally, data is available on water tables, water chemistry, and hydraulic characteristics of aquifers. This information offers insights into their storage capacity, recharge rates, and groundwater flow directions, among other key parameters.

Surface water monitoring has been ongoing since 2012 in the Mine Area (covering La Ballena, Frío, La Embarrada, and Salinas River sub-basins) and Access Road (Calingasta river basin). By 2022, the network expanded to 33 monitoring points between the Mine Area and the Access Road.

For groundwater, seven piezometers monitor shallow and deep aquifers, with data from four wells dating back to 2012. Three additional monitoring wells were installed in 2022.

Water quality has been analyzed against multiple regulatory frameworks, including Argentine National Law N° 24.585 (1995), as well as reference values from the Argentine Food Code, World Health Organization (WHO, 2006), and Canadian Environmental Quality Guidelines (2003).

Surface and groundwater are classified as calcium-sulphate waters. Surface waters generally exceed guide levels for human drinking for aluminum, arsenic, copper, boron, and zinc at the highest part of the basin. Groundwater generally exceeds guide levels for human drinking for aluminum, lead, and manganese.

Data collected confirms the availability of water to meet process requirements as outlined in this report:

Freshwater required for project development and operations will initially be sourced from mine dewatering wells, which will lower the groundwater table around the pit.

A total of 12 pit dewatering wells is planned to maintain dry working conditions throughout the Life of Mine

The water balance model incorporates meteorological data from the Los Azules and Calderon weather stations, including snow records adjusted for sublimation effects.

Snowmelt runoff may represent a significant contribution to water availability for processing and potable use.

Freshwater for project development and mining operations will initially be sourced from mine dewatering wells, designed to maintain the groundwater level approximately 10 meters below the pit floor.

Numerical groundwater simulations indicate that dewatering will fully meet operational water demand through Year 5. From Year 6 onward, dewatering supply will gradually decline and be supplemented by groundwater from the Río de las Salinas and La Embarrada sub-basins.

Groundwater from the Río de las Salinas and La Embarrada sub-basins will also supply camp and administrative facilities starting in Year 1.

MRSFs

To further reduce risks and optimize the MRSFs and Stockpiles, KP recommends the following:

Installing hydrometric stations to accurately calibrate hydrological models.

Groundwater monitoring to track water table fluctuations that support future designs.

Upgrading meteorological stations as recommended by KP´s gap analysis (1029ENG-FS-0000-E00-RPT-0006, 2024).

Measuring snow accumulation to refine water balance models and assess contingency systems.

ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Baseline Studies

Environmental baseline studies for the Los Azules Project include surface and groundwater flow and quality, climate, flora, fauna, limnology, air quality, noise, archeology, geology, geomorphology, and glacier characterization. Data collection, except for meteorological monitoring, has been conducted during late spring, summer, and early fall, due to limited site access in winter months.

Baseline studies were documented in the Exploration Environmental Impact Report (Informe de Impacto Ambiental, IIA) in 2010. Followed by six biennial updates in 2012, 2014, 2016, 2018, 2020 and 2024. These baseline studies were complemented for the development of the Mine Exploitation Environmental Impact Report, which was submitted in 2023, and have been continued with ongoing monitoring efforts that are now being integrated into the first biennial update of the report.

Baseline data collection will continue until project development begins. Upon execution approval, an Environmental and Social Management Plan (ESMP) will be implemented, ensuring sustainable development and regulatory compliance under Argentine Law N°24.585.

Geochemistry

Geochemical characterization of the Los Azules Project rock materials was conducted to assess the potential for Acid Rock Drainage and Metal Leaching (ARDML). The study focused on evaluating contact water quality risks due to acid generating sulfide minerals and solute release including sulfate and metal(loid)s.

The study outcomes have been used to inform water management and monitoring strategies during operations and closure, as well as the anticipated mitigation strategies for closure.

Overall, the ABA and NAG results have been summarized as follows:

Materials that are Overburden, Leached or Volcanics are most likely to be non-acid forming (NAF) overall.

The remaining materials (Primary, Enriched, Mix and Transition) are likely to be potentially acid forming (PAF) or Uncertain. A small portion may be NAF but for assessment purposes these materials have been considered as PAF.

The Spent Ore materials would be classed as PAF based on their NAG pH values.

The Environmental Impact Report states that the Project will be committed to maintaining baseline water quality. Therefore, the mine will not result in increased concentrations of pollutants in water quality downgradient from the site during operations or post-closure. Geochemical modeling predicts seepage from the MRSF would contain elevated TDS and solute concentrations greater than Rio Salinas baseline, and that Project commitments to maintain the baseline water quality in the river would require mitigation measures for the seepage.

During operations, the pit dewatering flows will be consumed by the process demands, and hence, no discharge of dewatering flows is expected during mine life. A pit water rebound assessment was undertaken that indicated a pit lake would form as a net sink; the lake would receive water from the surrounding area, but the lake level would remain below the level of the pit crest, and hence there would be no discharge of water from the pit lake to the environment.

Dewatering water quality will initially be comparable to the groundwater composition and will evolve through mine life with higher solute concentrations as solutes are released from the wall rock and talus.

The hydrogeological studies indicate the pit lake will be a net sink for water and will not interact with the local environment; therefore, it may be considered that the pit lake would be comparable to other isolated Andean water bodies, which are similarly of naturally poor quality relative to stream flows.

During operations, the HLP will be actively leached with sulfuric acid to leach the copper. During operations, there will be no discharge of contact water from the HLP or associated ponds or infrastructure to the environment.

At the end of mine life, Pregnant Leach Solution (PLS) will continue to drain from the HLP. This PLS will be processed for the copper content and then recirculated to the top of the HLP in a period of ‘inventory reduction’. After the PLS is no longer recirculated, the HLP will continue to generate seepage because of infiltration from rain and snow. The rates of the solution discharging from the HLP will be lower than during operations, but could still average around 5 to 28 L/s. The long-term seepage has been predicted to be acidic (around pH 4 to 5), and the acidity will increase the mobility of metal solutes. Drain down of the residual acidity from the leach waters and jarosite minerals will require the leach pad to be flushed several times, which could take years to decades, depending on the flow rates. Therefore, drainage solution and runoff contact water from the HLP would likely need to be prevented from discharging or would require treatment prior to discharge.

Permitting

The development of the Los Azules Project requires various environmental and sectoral permits for different phases of the project, including those prior to construction, during construction, and throughout operation.

The Environmental Impact Assessment (EIA) for Los Azules was granted for the exploitation stage under resolution N° 805-MM-2024 on December 3, 2024. This approval resulted in the issuance of the Environmental Impact Statement (Declaración de Impacto Ambiental, DIA), confirming that the project meets applicable environmental standards. The DIA represents a key permitting milestone and provides the regulatory foundation for advancing the project towards execution and future operations.

The required environmental permits include the Sectorial Environmental Permit for construction and the bi-annual updates to the Environmental Impact Statement for exploitation. Additionally, various sectoral permits must be obtained before construction can commence. While many of these permits are initially issued for the construction stage, they must be periodically renewed to remain valid during operations.

The permitting process for the Project has been progressing, and no major risks or delays have been identified.

Social License

The Los Azules Project has a Community Development Plan aimed at promoting the social and economic well-being of the local communities. This plan is managed by the company's Community Relations Department, which has a dedicated team based in Calingasta to address community needs, foster engagement and respond to concerns.

The Calingasta department has a population of 11,034 residents (–2022 Census), with three main population centers: Villa Calingasta, Tamberías, and Barreal-Villa Pituil. The demographic structure is

51.79% male and 48.21% female (2010 Census). Age distribution follows a progressive pyramidal structure, with a notable percentage of the population aged 15 to 64 years.

The Community Development Plan includes the following key programs:

Citizen Participation Program

Local Labor Program

Local Supplier Development Program

Community Training Program (Programa de Educacion a la Comunidad, PEC).

Strengthening of Civil Institutions Program.

Educational Institution Engagement Program

Contractor Partnership Plan

Infrastructure Contribution Plan.

Healthcare Institutions Engagement Plan.

No major risks from social license have been identified.

Closure

The Closure Plan (CP) is designed to establish the site's long-term physical, chemical, and hydrological stability while minimizing environmental and socioeconomic impacts. The plan includes two distinct stages:

Closure stage: implementation of closure measures and rehabilitation activities at the end of operations.

The primary objective of mine closure is to achieve long-term physical and chemical stability, with minimal maintenance, establishing a safe, stable, and predictable condition while ensuring compliance with environmental regulations. Key closure and post-closure objectives include:

Compliance with environmental laws, international standards, and best industry practices.

Rehabilitation of affected areas to achieve long-term stability, including revegetation with native species when possible.

Restoration of natural drainage surfaces in affected areas.

Minimization of socioeconomic impacts on a local and regional scale.

Optimization of closure and post-closure costs.

The current closure plan focuses on capturing seepage flows from the HLP and North MRSF in evaporation ponds. The evaporation ponds would be sized to allow the complete removal of the seepage water by evaporation. This approach is applied globally at many mine sites and is highly dependent on the local climate, water balance, and pond sizing. Due to the climate and hydrology at Los Azules, there may be difficulties in sizing a pond with a suitable capacity to ensure all water would be evaporated during the summer. There could also be challenges with respect to the accumulation of salts that could reduce the evaporation rates, and the integrity of the pond liners to prevent seepage.

Based on the anticipated water quality and potential rates of seepage from the HLP and MRSFs from the geochemical assessment, further studies and assessments will be required to refine the closure water management plans to demonstrate that they can achieve the long-term goals.

The Closure Plan is based on the following assumptions:

The closure period is estimated to be three years, followed by a minimum 10-year post-closure period.

Progressive closure measures will require detailed engineering and additional studies.

The pit lake will reach equilibrium without groundwater outflow.

All ore stockpiles will be fully processed before closure.

The leach pad will be stabilized and will not generate residual effluents after drain down.

ARD from waste dumps will be managed through a contact/non-contact water management system.

Stored topsoil will be used for revegetation.

Decontaminated demolition debris will be disposed of in the waste dumps.

No infrastructure will be transferred to local communities.

The geochemical assessment report has set out several options that could be investigated further to determine the most pragmatic and cost-effective approach to preventing or reducing potential impacts to the surface water bodies. These include:

Covers: the MRSFs could be covered with lower permeability materials to encourage shedding of meltwater. The aim would be to shed as much of the snowmelt as possible as run-off from the surface of the MRSFs without contact with mine rock and reducing infiltration through the rock mass. Alternately, the top-most materials (or cover) could be comprised of fine-grained porous material that is designed to retain moisture in the uppermost materials, such that the moisture could be evaporated off during the summer (effectively a ‘store-and-release’ cover). Both approaches would act to reduce infiltration into the MRSFs, reducing the quantity of seepage and the overall solute load to the Rio Salinas.

Wetlands and attenuation processes: the construction of a wetland area within the Rio La Embarrada /Rio Frio area would offer a range of measures to attenuate and mitigate flows. Settlement ponds and vegetation can retain particulate matter. Organic matter and vegetation can attenuate solute species. Addition of limestone and/or limestone drains can add buffering capacity to retain high pH waters and facilitate precipitation of some solutes. Pebble beds can be established to remove redox-sensitive species such as iron and manganese.

These options would need to be assessed further to develop a final closure approach. The period prior to construction, and through operations to closure would allow for detailed studies to be undertaken to optimize the assessments and develop a robust closure strategy.

The total cost of the closure has been estimated at USD 385,783,322.

MINE ROCK STORAGE FACILITIES

Risks

The main risks that KP has encountered while developing the FS design of the MRSFs are the following:

There is a stability concern regarding the Primary Material Stockpile due to the closeness of its south foot to the final pit wall. This should be reviewed in future engineering stages.

The Northeast Waste Dump area does not have geotechnical characterization; therefore, its design has been developed considering the geotech of close infrastructure.

The Northeast Waste Dump was not included in the Geohazard Assessment that was developed in the FS.

No hydrogeology or flow measurements were executed in the Northeast Waste Dump area.

Opportunities

The main opportunities KP detected during the FS design of the MRSFs are the following:

To develop an advanced hydrogeological model of the MRSFs area to validate the existing designs or modify them as required, in preparation for the Detailed Engineering phase. A more precise groundwater understanding will allow for the optimization of foundation levels and underdrainage systems.

To develop a hydrological model tailored to the site’s natural conditions, enabling the precise and reliable definition of diversion channels and their associated structures.

To advance the understanding of the operation and stacking of the MRSFs to optimize and review the measures to be implemented regarding stability, monitoring systems, and safety.

recommendations

Overall recommendations

In the opinion of the QPs responsible for each area of work and collectively, the information and analyses support the standards and guidelines of 17 CFR Part §229.1300 (S-K 1300) for a feasibility level of study and reporting.

Based on the outcomes of the Los Azules feasibility study work completed, the demonstrated economic potential for the project and work plans proposed for the Los Azules Copper Project, it is recommended to continue to proceed to development and operation when the necessary permitting, project approvals, and financing requirements are obtained.

metallurgy and mineral processing

Metallurgical Optimization

Continue process optimization column testwork related to the following:

For a composite geometallurgical unit, three operating conditions were designed: replacement of cure acid with sulfur, use of the LixTra® reagent, and replacement of industrial sulfuric acid with acid produced via sulfur and bacteria (“bacterial acid”).

The average CuT recoveries from the column tests on the composite showed very similar results (approximately 85% total copper extraction), with a difference in net acid consumption: 13.8 kg/t for the columns with sulfur substitution, 14.6 kg/t for the columns with LixTra®, and 17.8 kg/t for the tests with bacterial acid.

Additional work with a broader range of geometallurgical composites is warranted and further work could produce an improved copper recovery and lowered acid requirements.

Incorporate new exploration information and materials if available. Exploration of the newly identified targets will start in Q4 2025. High priority targets near to Los Azules include Tango, Porfido Norte, Franca, and Mercedes.

Nuton® Technology Metallurgy and Mineral Processing

Continued and further metallurgical testing and modelling should be done to refine parameters for deployment of Nuton Technology at the Los Azules project and complete a next phase of work to support a pre-feasibility (PFS) level study. Additional work to optimize the process flowsheet and operating conditions would include:

Completion and analysis of the Phase II test program at Nuton’s lab facilities on small columns and large column performance.

Continue to refine the pyrite geologic model and validation of project requirements.

Completion of additional CFD modeling and engineering to support a trade-off analysis between addition of sulfur and/or pyrite.

Running additional columns to test blends of added pyrite and sulfur and deposit lithologic and mineralogic variability gaps.

Completion of additional CFD modeling of system responses when Nuton Technology is applied earlier in the mine life to determine updated Process Design Criteria.

Evaluation of alternative flowsheets for raffinate conditioning.

Completion of additional modeling and engineering to determine if the processing of any material type would economically benefit from Additive 2.

Running additional small columns sequentially to mimic performance from the 2nd and 3rd ‘passes’ as lifts would be added during operation.

Running additional small columns with similar contained pyrite as predicted average Life of Mine values.

Future larger scale pilot testing of Nuton Technology and selected parameters at the Los Azules site to demonstrate the process at altitude and under site conditions.

Additional engineering work to support a pre-feasibility level of study is recommended to include:

Update resource basis to maximize Measured and Indicated opportunity and support potential Reserves addition.

Update mining methods trade-off study to consider in-pit crushing and waste and/or ore conveying options. Determine optimal timing for Nuton Technology deployment. Update costs and mining plans accordingly.

Field work and design of leach pad for the Nuton Technology related materials. Update capital costs.

Optimization of Nuton Technology process facilities design and costs.

Optimize site plans and layouts based on outcomes for the above.

Consider alternative heap stacking methods and conduct a tradeoff study of alternatives.

Update operating and capital costs and project economics to PFS level.

Specific commercial terms relating to the above work have not been finalized between McEwen and Nuton LLC, but the costs for this work are expected to be managed with Nuton assuming the costs associated with technology development, including metallurgical testwork, proprietary CFD modeling, and engineering within agreed battery limits.

MINING

Mining Engineering

Review of the impact of additional drilling suggested for resource upgrading. The drilling would be targeted for detailing the first five years of production which has an impact on the initial mining sequence. Changes in classification and grade may alter the sequence and need to be assessed. Estimated cost for this review and update is $75,000.

Further examination of technology to decarbonize the mine:

Trolley Assist

Continue the evaluation of trolley assist as a technology to reduce diesel consumption and emissions

Work together with vendors on layouts, and capital and operating costs.

Estimated cost is $300,000 for study and vendor study fees

Side Power Transfer

Examine newer technology coming from Komatsu (Bluevein), Caterpillar (DEF) and Liebherr (Power Rail)

Work together with vendors on layouts, and capital and operating costs.

Estimated cost is $450,000 for study and vendor study fees

Battery Trucks

Battery trucks are in use in other mines and represent an opportunity on some hauls with downhill loaded configurations. Coupled with trolley or side power transfer systems may have greater operability.

Examine vendor offers and timing of potential implementation.

Estimated cost is $400,000

Inpit Crushing and Conveying

The mining sequence indicated a couple areas that may be stable locations for inpit crushing and conveying later in the mine life. This should be examined further to see the benefit and timing of such technology. This may be coupled with battery trucks.

Vendor studies will be required in addition to haulage simulations.

This is estimated at $400,000 to complete

Total mining recommendations cost is estimated at $1,550,000.

pit geotechnical

Geotechnical oriented drillholes

Execution of a dedicated open pit geotechnical drilling program, including inclined boreholes oriented towards proposed pit walls and major structural features. The current database is composed of 19 geotechnical drillholes from 2023 to 2025 campaigns. A new 20 oriented geotechnical drillholes are suggested (6040 m). This new campaign aims to achieve the followings objectives:

Expand spatial coverage by increasing the density of drilling on all pit walls, especially in the upper part of the pit slopes.

Ensure data support for the first 5 years of operation and the final pit.

Improve support for geotechnical modeling, especially in the poor and very poor geotechnical quality zone (FWZ).

Strengthen the geotechnical and structural characterization of the geotechnical units.

A summary of the geotechnical drillings is shown in Table 23.1 and their spatial location is presented in Figure 26.1 Detailed geotechnical logging of drill cores, supported by televiewer surveys for fracture orientation analysis. Use triple-tube drilling and best-practice core handling techniques to maximize recovery, preserve core quality, and maintain structural integrity of rock samples. Also, 7 packer tests are suggested to improve characterization of groundwater conditions.

Table 23.1: Summary of proposed geotechnical drillholes
N°	ID_Geotechnical Drillhole	Azimuth	Dip	Length (m)	East	North	Elevation	Planned Tests
1	GDH001	320	70	300	2382373,0	6559836,6	3583,4	Lab samples, Structural orientation
2	GDH002	320	70	280	2382640,7	6560148,1	3592,7	Lab samples, Structural orientation, Packer test
3	GDH003	57	65	350	2383569,2	6559913,1	3662,9	Lab samples, Structural orientation
4	GDH004	15	75	300	2383215,7	6560434,4	3753,4	Lab samples, Structural orientation
5	GHD005	40	60	400	2383735,0	6559434,5	3743,5	Lab samples, Structural orientation, Packer test
6	GDH006	40	60	400	2383932,9	6559190,9	3803,55	Lab samples, Structural orientation
7	GDH008	270	70	350	2384240,5	6558541,1	3824,8	Lab samples, Structural orientation

Table 23.1: Summary of proposed geotechnical drillholes
N°	ID_Geotechnical Drillhole	Azimuth	Dip	Length (m)	East	North	Elevation	Planned Tests
8	GDH009	135	70	300	2383858,5	6557634,4	3760,9	Lab samples, Structural orientation, Packer test
9	GDH010	255	70	300	2384123,6	6558003,7	3784,5	Lab samples, Structural orientation, Packer test
10	GDH012	220	70	280	2383425,7	6557766,6	3737,5	Lab samples, Structural orientation
11	GDH013	250	70	300	2382800,0	6558670,4	3725,2	Lab samples, Structural orientation
12	GDH014	90	65	400	2383570,6	6558889,4	3657,3	Lab samples, Structural orientation
13	GDH015	225	70	320	2382819,6	6559312	3648,42	Lab samples, Structural orientation, Packer test
14	GDH017	250	70	400	2384208,3	6559971,2	3899,5	Lab samples, Structural orientation
15	GDH018	310	60	300	2384215,7	6559596,6	3925,8	Lab samples, Structural orientation, Packer test
16	GDH019	90	75	180	2384457,5	6559617,3	4072,17	Lab samples, Structural orientation
17	GDH020	320	75	200	2382211,1	6560545,9	3789,9	Lab samples, Structural orientation
17	GDH021	95	75	200	2384175,1	6558336,4	3826,23	Lab samples, Structural orientation
17	GDH022	130	75	180	2384147,9	6557574,4	3858,81	Lab samples, Structural orientation
17	GDH023	130	60	300	2383135,7	6558548,8	3676,58	Lab samples, Structural orientation, Packer test

Figure 23.1: Location of proposed geotechnical drillholes (EMT 2025)

Laboratory testing for intact rock and discontinuities:

Laboratory testing of intact rock and discontinuities across all geotechnical units, including uniaxial compressive strength (UCS), triaxial, indirect tensile tests and direct shear test to support an accurate geotechnical model. An especial plan to estimate rock mass properties of weak rock must be developed. In Table 26.2 is shown the proposed laboratory tests for samples collected from the drillholes campaign for all geotechnical units are presented.

Table 23.2: Proposed additional laboratory tests
Geotecnhical Unit	UCS	Triaxial	Tensile Strength	Direct Shear Test	Slake test
Hypogene	10	30	15	10	-
Non-Sericitized Leached Cap	30	60	30	20	-
Sericitized Leached Cap	20	30	15	10	-
Non - Sericitized Supergene	20	30	15	10	-
Sericitized Supergene	20	30	15	10	-
Fault-Weakened Zone	-	-	-	-	10

Data analysis and geotechnical model update

All new data must be processed to update the geotechnical model to verify the design parameters and optimize the pit design. This process should include the followings tasks:

Integration of newly acquired geotechnical and hydrogeological data into pit slope analyses

Refinement of the structural model, with emphasis on incorporating major fault zones

Strengthening and validation of geotechnical domains

Review of potential failure mechanisms, both structurally controlled and rock mass failures across bench, inter-ramp and overall pit scales

Incorporation of hydrogeological modeling and assessment of pit dewatering requirements.

Development of a geotechnical risk register to document uncertainties and potential design impacts.

Assessment of waste dump loading effects on slope stability.

Review of overburden distribution, thickness, and geotechnical properties to refine slope design criteria.

Geohazard assessment of potential natural landslides or slope instabilities that could affect pit wall stability or infrastructure.

Review of acceptability criteria for open pit design that include operational considerations and practices to be implemented in the exploitation project, particularly in the acceptability criteria at bench scale.

Preparation of a geotechnical monitoring plan, including slope performance monitoring and groundwater level surveillance.

Monitoring plans

A comprehensive and robust slope monitoring system is necessary to incorporate for the slope risk management program. The purpose of the program should be both to ensure the safety of personnel and to validate the assumptions and criteria stablished during the design process. The following task must be included in the slope monitoring plan:

A surface displacement monitoring using prisms survey using automatic polar system and radar interferometry.

Piezometric and climatic monitoring to understand groundwater and environmental influences on slope stability.

Procedures for inspections and data review, comparing field observations with model predictions.

A framework for risk management including monitoring platform that integrates the monitoring data with the mining excavation. This will permit be prepared for early alert and understanding the rock mass behavior during the excavation process.

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Reliance on information provided by the registrant

This Technical Report Summary was prepared by Samuel Engineering Inc. and other consultants in collaboration with McEwen between 2024 and 2025 to declare Mineral Reserves for the Los Azules Project. The FS results and the Los Azules property are material to McEwen.

The conclusions, interpretations, and estimates contained herein are based on:

Information available at the time of preparation,

Data supplied by the Registrant and other outside sources, and

Assumptions, conditions, and qualifications outlined in this report.

The exploration program, resource database management and drill core sampling, custody and control were self-performed by the Registrant and its subsidiary ACM. QP oversight, site visits, reviews and checks were completed to ensure appropriate methods and processes were in place to ensure data integrity and data analysis performed to ensure systematic biases were not demonstrated.

Information relating to property ownership and status of property rights was provided by the Registrant. The information included in this report is based on an external legal review and opinion obtained by ACM titled: “Incorporation and good standing status of Andes Corporación Minera S.A. (ACM) and its mining rights,” by attorney José Vargas Gei of Vargas & Galindez (V&G), dated July 21, 2025.

The permitting, government relations/compliance, and social license program management were managed and conducted by the Registrant and its subsidiary McEwen Copper/ACM. The status of these aspects of the project was provided by the Registrant.

The ownership structure for McEwen Copper Inc. was provided by the Registrant and is based on internal records, public notices and filings by McEwen, Inc.